As filed with the Securities and Exchange Commission on July 22, 2021.

Registration No. 333-257655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Rallybio Corporation

(Exact name of registrant as specified in its charter)

Delaware	2834	85-1083789
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

234 Church Street, Suite 1020

New Haven, CT 06510

(203) 859-3820

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Martin W. Mackay, Ph.D.

Chief Executive Officer

234 Church Street, Suite 1020

New Haven, CT 06510

(203) 859-3820

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc Rubenstein Zachary Blume Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 (617) 951-7000	Michael Greco General Counsel 234 Church Street, Suite 1020 New Haven, CT 06510 (203) 859-3820	Lisa Firenze Molly W. Fox Wilmer Cutler Pickering Hale & Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 (212) 230-8880

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.0001 per share	6,612,500	$15.00	$99,187,500	$10,822

(1)	Includes 862,500 shares that the underwriters have an option to purchase.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	Previously paid by the Registrant in connection with the initial filing of this Registration Statement on Form S-1 on July 2, 2021.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

We previously operated as Rallybio Holdings, LLC, a Delaware limited liability company, or the LLC Entity. On June 30, 2021, we completed a series of transactions pursuant to which (i) Rallybio IPD, LLC, a direct subsidiary of the LLC Entity, was converted from a Delaware limited liability company to a Delaware corporation and changed its name to Rallybio Corporation, or the Corporation, and (ii) four recently-formed direct subsidiaries of the Corporation, each a Delaware limited liability company, or collectively the Merger Subs, each consummated a separate merger with one of the LLC Entity’s direct subsidiaries, other than Rallybio IPD, LLC, or collectively the Asset Subsidiaries, with the Asset Subsidiaries surviving the mergers and the LLC Entity receiving common stock of the Corporation in exchange for its interest in each Asset Subsidiary, which resulted in the Asset Subsidiaries becoming subsidiaries of the Corporation and the Corporation becoming the only direct subsidiary of the LLC Entity. Prior to the completion of this offering, the LLC Entity will liquidate and distribute 100% of the capital stock of the Corporation, consisting solely of common stock, to the unitholders of the LLC Entity. We refer to the liquidation of the LLC Entity and distribution of the capital stock of the Corporation to the unitholders of the LLC Entity as the “Liquidation” and to the Liquidation and these other transactions throughout the prospectus included in this registration statement collectively as the “Reorganization.” As a result of the Reorganization, the unitholders of the LLC Entity will become the holders of common stock of the Corporation, and the Corporation will become the registrant for purposes of this offering, and our consolidated financial statements will be reported from the Corporation. See “The Reorganization” for further detail regarding these transactions.

Shares of the common stock of the Corporation are being offered by the prospectus included in this registration statement.

FINANCIAL STATEMENT PRESENTATION

Except as disclosed in this prospectus, the audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the notes thereto, the unaudited condensed consolidated financial statements for the three months ended March 31, 2021 and 2020 and the notes thereto, and selected historical consolidated financial data and other financial information included in this registration statement are those of the LLC Entity and do not give effect to the Reorganization.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 22, 2021

PRELIMINARY PROSPECTUS

5,750,000 Shares

Rallybio Corporation

Common Stock

We are offering 5,750,000 shares of our common stock. This is an initial public offering, and no public market currently exists for our common stock. We expect the initial public offering price to be between $13.00 and $15.00 per share. We have applied for listing of our common stock on the Nasdaq Global Market under the symbol “RLYB.”

We are an “emerging growth company” and a “smaller reporting company” under federal securities laws and are subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for additional disclosure regarding underwriting compensation.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock is expected to be made on or about                 , 2021. We have granted the underwriters an option for a period of 30 days to purchase an additional 862,500 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $                , and the total proceeds to us, before expenses, will be $                .

Jefferies	Cowen	Evercore ISI

Prospectus dated                , 2021.

Neither we nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TRADEMARKS

We use Rallybio as a trademark in the United States and/or in other countries. This prospectus contains references to our trademark and to those belonging to other entities, including Affibody®. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research and studies conducted by third parties. We believe that the information from these third-party publications, research and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

REORGANIZATION

We previously operated as Rallybio Holdings, LLC, a Delaware limited liability company, or the LLC Entity. On June 30, 2021, we completed a series of transactions pursuant to which (i) Rallybio IPD, LLC, a direct subsidiary of the LLC Entity, was converted from a Delaware limited liability company to a Delaware corporation and changed its name to Rallybio Corporation, or the Corporation, and (ii) four recently-formed direct subsidiaries of the Corporation, each a Delaware limited liability company, or collectively the Merger Subs, consummated a separate merger with one of the LLC Entity’s direct subsidiaries, other than Rallybio IPD, LLC, or collectively the Asset Subsidiaries, with the Asset Subsidiaries surviving the mergers and the LLC Entity receiving common stock of the Corporation in exchange for its interest in each Asset Subsidiary, which resulted in the Asset Subsidiaries becoming subsidiaries of the Corporation and the Corporation becoming the only direct subsidiary of the LLC Entity. Prior to the completion of this offering, the LLC Entity will liquidate and distribute 100% of the capital stock of the Corporation, consisting solely of common stock, to the unitholders of the LLC Entity. We refer to the liquidation of the LLC Entity and distribution of the capital stock of the Corporation to the unitholders of the LLC Entity as the “Liquidation” and to the Liquidation and these other transactions collectively as the “Reorganization.” As a result of the Reorganization, the unitholders of the LLC Entity will become the holders of common stock of the Corporation, and the Corporation will become the registrant for purposes of this offering, and our consolidated financial statements will be reported from the Corporation. See “The Reorganization” for further detail regarding these transactions.

Shares of the common stock of the Corporation are being offered by the prospectus included in this registration statement.

FINANCIAL STATEMENT PRESENTATION

Except as disclosed in this prospectus, the audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the notes thereto, the unaudited condensed consolidated financial statements for the three months ended March 31, 2021 and 2020 and the notes thereto, and selected historical consolidated financial data and other financial information included in this prospectus are those of the LLC Entity and do not give effect to the Reorganization.

PROSPECTUS SUMMARY

This summary highlights information included elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read and consider this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in the prospectus, before making any investment decision. Except where the context otherwise requires or where otherwise indicated, the terms “Rallybio,” “we,” “us,” “our,” “our company,” “the company,” and “our business” refer, prior to the Reorganization discussed below, to Rallybio Holdings, LLC and its consolidated subsidiaries and, after the Reorganization, to Rallybio Corporation and its consolidated subsidiaries.

Overview

We are a clinical-stage biotechnology company built around a team of seasoned industry experts with a shared purpose and a track record of success in discovering, developing, manufacturing and delivering therapies that meaningfully improve the lives of patients suffering from severe and rare diseases. Our mission at Rallybio is aligned with our expertise, and we believe we have assembled the best people, partners and science to forge new paths to life-changing therapies. Since our launch in January 2018, we have acquired a portfolio of promising product candidates that consists of five programs, and we are focused on further expanding our portfolio with the goal of making a profound impact on the lives of even more patients. We are drawing on our decades of knowledge and experience with a determination to tackle the undone, the too difficult, the inaccessible – and change the odds for rare disease patients.

Our most advanced program is for the prevention of fetal and neonatal alloimmune thrombocytopenia, or FNAIT, a potentially life-threatening rare hematological disease that impacts fetuses and newborns. We are evaluating RLYB211, a polyclonal anti-HPA-1a antibody, in a Phase 1/2 clinical trial, which we believe has established proof of concept for RLYB211 and provides support for our proposed mechanism of action. We plan to move our FNAIT program forward with our lead product candidate, RLYB212, a monoclonal anti-HPA-1a antibody. We submitted a clinical trial application, or CTA, for RLYB212 in July 2021, and subject to the acceptance of our CTA submission, we expect to initiate a Phase 1 first-in-human trial in Germany in the first quarter of 2022. We are also focused on developing therapies that address diseases of complement dysregulation, including paroxysmal nocturnal hemoglobinuria, or PNH, generalized myasthenia gravis, or gMG, and ophthalmic disorders. RLYB116 is a novel, potentially long-acting, subcutaneously administered inhibitor of complement factor 5, or C5, in development for the treatment of patients with PNH and gMG. We expect to submit a CTA for RLYB116 in the fourth quarter of 2021 to support the initiation of a Phase 1 trial in healthy participants. RLYB114 is a pegylated C5 inhibitor in preclinical development for the treatment of complement-mediated ophthalmic diseases, and we expect to submit a CTA for this product candidate in the first half of 2023. Additionally, in collaboration with Exscientia Limited, or Exscientia, we have two discovery-stage programs focused on the identification of small molecule therapeutics for patients with rare metabolic diseases.

Our Approach

At Rallybio, we do not accept that millions of patients suffering from devastating rare diseases should have to live without transformative treatments. There are an estimated 25 to 30 million people affected by as many as 7,000 rare diseases in the United States alone, with a significantly greater number of affected people globally. We are building a diversified pipeline of product candidates that we believe have the potential to transform the lives of patients in need. Our goal is to deliver therapeutics that provide meaningful clinical benefits to patients so they can become unbound and undefined by the diseases from which they suffer.

We believe the success of our company is built on three key strengths:

∎

Our extensive knowledge of rare diseases and our scientific expertise positions us to identify therapies with the potential for transformative impact. We seek to acquire and develop product candidates that possess a clear mechanism of action and that aim to address diseases with a well-understood pathophysiology for which there is a significant unmet medical need. We believe that a product candidate’s mechanism of action should target the causal biology of the disease to provide the highest probability of dramatically improving the lives of patients. We believe that our team’s extensive experience in rare diseases and our scientific expertise position us to identify opportunities where these links can be made, which may go unnoticed by others.

∎

Our ability to source, to identify and to evaluate potential high-quality product candidates. We apply decades of experience across drug discovery, research, development, regulatory strategy and manufacturing to source, to identify and to evaluate therapeutic targets and product candidates that we believe have a high probability of success. Our ability to source these product candidates is facilitated by our extensive network of relationships with leaders in industry and in academic clinical centers worldwide. We view ourselves as partners of choice given our team’s track record of success in developing and delivering new therapies to patients.

∎

Our team’s proven execution capability to drive product candidates through clinical development to regulatory approvals. We have assembled a team with a proven history of successfully advancing product candidates from discovery to clinical development and through regulatory approval. Members of our team have played critical roles in the approval of more than 30 drugs, including seven approvals for rare disease therapeutics since 2013, and secured approvals from regulatory authorities in the Americas, Europe, Australia, and Asia. In doing so, our employees previously developed and implemented novel clinical trial designs and successfully conducted clinical trials in never-before treated patient populations. We believe this collective prior experience positions us to efficiently and expertly execute at each step in the research and development process and enhances the value we can bring to product candidates and to patients.

Our Company

We were founded in January 2018 by Martin W. Mackay, Ph.D., Stephen Uden, M.D., and Jeffrey M. Fryer, CPA to identify and accelerate the development of life-transforming therapies for patients with severe and rare disorders. Our founders were previously executives at Alexion Pharmaceuticals, Inc., where Dr. Mackay was Global Head of Research & Development, Dr. Uden served as Head of Research, and Mr. Fryer was Chief Tax Officer. We believe our team’s prior industry contributions have made a significant positive impact on the lives of thousands of patients around the world. As a strong and experienced team, we believe we can transform the lives of thousands more.

Our Pipeline

Our pipeline is illustrated in the chart below.

FNAIT: Fetal and neonatal alloimmune thrombocytopenia; HPA-1a: Human platelet antigen 1a; PNH: Paroxysmal nocturnal hemoglobinuria; gMG: Generalized myasthenia gravis; ABD: Albumin binding domain; HPP: Hypophosphatasia; ENPP1: Ectonucleotide pyrophosphatase/phosphodiesterase 1; PoC: Proof of concept; CTA: Clinical trial application

RLYB211 and RLYB212 for the Prevention of FNAIT

FNAIT is a potentially life-threatening rare disease that can cause uncontrolled bleeding in fetuses and newborns. FNAIT can arise during pregnancy due to an immune incompatibility between an expectant mother and her fetus in a specific platelet antigen called human platelet antigen 1, or HPA-1. We estimate that there are over 22,000 pregnancies at high risk of developing FNAIT each year in the United States, Canada, United Kingdom, other major European countries and Australia. There is currently no approved therapy for the prevention or treatment of FNAIT.

The lead product candidate in our FNAIT prevention program is RLYB212, a preclinical-stage monoclonal anti-HPA-1a antibody. We are evaluating RLYB211, a polyclonal anti-HPA-1a antibody, in a Phase 1/2 clinical trial, which we believe has established proof of concept for RLYB211 and provides support for our proposed mechanism of action. Data generated from the first cohort of healthy participants in this trial, which was presented in July 2021 at the International Society on Thrombosis and Haemostasis, or ISTH Congress, demonstrated the ability of an anti-HPA-1a antibody to rapidly eliminate transfused HPA-1a positive platelets from the circulation of healthy HPA-1a negative participants. Based on these results, we believe that targeting HPA-1a with an anti-HPA-1a antibody has the potential to prevent maternal alloimmunization and therefore the occurrence of FNAIT.

For RLYB212, our lead product candidate, we submitted a CTA in July 2021, and subject to the acceptance of our CTA submission, we expect to initiate a Phase 1 first-in-human trial in Germany in the first quarter of 2022, with proof of concept data from a Phase 1b trial planned for mid-2022. We also anticipate reporting additional data from our Phase 1/2 clinical trial for RLYB211 in the fourth quarter of 2021.

RLYB116 and RLYB114 for the Treatment of Diseases Related to Complement Pathway Dysregulation

Our next two programs target diseases related to complement pathway dysregulation. The complement system plays a central role in innate immunity, as well as shaping adaptive immune response. Dysregulation of the complement pathway has been implicated in the pathogenesis of a growing number of diseases, making it an attractive target for therapeutic intervention. Antibody inhibitors of C5 have been successfully developed to treat diseases caused by complement pathway dysregulation, including PNH, refractory gMG, atypical hemolytic uremic syndrome, and relapsing neuromyelitis optica spectrum disorder. Despite the approval of antibody-based C5 inhibitors for patients with these diseases, we believe there remains significant need in the market for safe, effective, patient-friendly and accessible therapies.

Our team has a track record of success and significant expertise in designing, developing and securing approval for complement inhibitors, including Soliris and Ultomiris, for patients with severe and rare diseases around the world. We believe our internal knowledge and expertise positions us to successfully advance our programs and deliver transformative benefits to patients in need.

Our most advanced product candidate in this therapeutic area is RLYB116, an inhibitor of complement factor C5, which is a central component of the complement pathway. RLYB116 is an Affibody® molecule attached to an albumin binding domain that has the potential to drive the rapid, complete and sustained inhibition of C5 with a subcutaneous injection. We plan to pursue PNH and gMG as our lead indications for RLYB116. We also plan to evaluate the development of RLYB116 for the treatment of additional rare complement-mediated diseases. We expect to submit a CTA for RLYB116 in the fourth quarter of 2021, and to initiate a Phase 1 clinical trial in healthy participants in the first quarter of 2022.

Our second C5 inhibitor, RLYB114, is a pegylated C5-targeted Affibody® molecule with pharmacokinetic properties designed for the treatment of complement-mediated ophthalmic diseases. Preclinical data generated with RLYB114 demonstrate that it is well-tolerated in animal models with no serious adverse effects. RLYB114 is in preclinical development, and we expect to submit a CTA for RLYB114 in the first half of 2023.

Artificial Intelligence Drug Discovery Collaboration with Exscientia

We established a partnership with Exscientia, an Oxford, UK-based artificial intelligence-driven pharmatech company that is a leader in the use of computational tools and machine learning capabilities to rapidly and efficiently discover novel small molecule drug candidates. Our partnership consists of two joint ventures that each focus on the discovery and development of small molecule therapeutics for the treatment of patients with rare metabolic diseases.

Our Strategy

Our mission at Rallybio is aligned with our expertise: to identify and accelerate the development of life-transforming therapies for patients with severe and rare disorders. To achieve this mission, our strategy includes the following key components:

∎	Establish a leading rare disease company through a team that delivers transformative medicines to patients;

∎	Advance RLYB212 into and through clinical development for the prevention of FNAIT;

∎	Advance RLYB116 and RLYB114 into and through clinical development for the treatment of diseases of complement dysregulation;

∎	Identify and advance pipeline product candidates for rare metabolic diseases through our joint ventures with Exscientia;

∎	Expand our pipeline through partnering, acquiring or in-licensing additional product candidates that target validated biology; and

∎	Maximize the value of pipeline product candidates through commercial independence in key markets and select partnerships.

Summary of Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

∎

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the foreseeable future. We have not commercialized any products and have never generated revenue from the commercialization of any product. We are not currently profitable, and we may never achieve or sustain profitability;

∎

Even if this offering is successful, we will require significant additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of RLYB212, RLYB116 or any additional product candidates we may develop;

∎

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates;

∎

The ongoing COVID-19 pandemic in the United States and other countries has resulted in and may further result in disruptions to our preclinical studies, clinical trials, manufacturing and other business operations, which could adversely affect our business and the market price of our common stock;

∎

We are heavily dependent on the success of RLYB212 and RLYB116, which are in preclinical IND-enabling activities. If we are not able to develop, obtain regulatory approval for, or successfully commercialize our product candidates, or if we experience significant delays in doing so, our business will be materially harmed;

∎

We may not be successful in our efforts to identify additional product candidates. Due to our limited resources and access to capital, we must prioritize development of certain product candidates, the choice of which may prove to be wrong and adversely affect our business;

∎

Preclinical studies and clinical trials are expensive, time consuming, and difficult to design and implement, and involve uncertain outcomes. Any product candidates that we advance into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates;

∎

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control, including our focus on rare diseases;

∎

Results of preclinical studies, clinical trials, or analyses that we may announce or publish from time to time, may not be indicative of results obtained in later trials, and any interim results we may publish could be different than final results;

∎

Any product candidates that we develop or the administration thereof, may cause serious adverse events or undesirable side effects, which may halt their clinical development, delay or prevent marketing approval, or, if approved, require them to be taken off the market, include safety warnings, or otherwise limit their sales;

∎

The regulatory approval processes of the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and comparable foreign regulatory authorities are lengthy, time- consuming, and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for RLYB212, RLYB116 or any of our other product candidates, our business will be substantially harmed;

∎

Our product candidates target rare diseases and conditions, and the market opportunities for RLYB212 and RLYB116, if approved, may be smaller than we anticipate. As a result, our commercial opportunity may be limited and because the target populations of our product candidates are for rare diseases, we must be able to successfully identify patients and capture a significant market share to achieve profitability and growth;

∎

The FDA, EMA or other comparable foreign regulatory authorities could require the clearance or approval of an in vitro diagnostic or companion diagnostic device as a condition of approval for any product candidate that requires or would commercially benefit from such tests. Failure to successfully validate, develop and obtain regulatory clearance or approval for companion diagnostics on a timely basis or at all could harm our drug development strategy and we may not realize the commercial potential of any such product candidate;

∎	We face significant competition from biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively;

∎

We intend to continue to acquire or in-license rights to additional product candidates or collaborate with third parties for the development and commercialization of our product candidates. We may not succeed in identifying and acquiring businesses or assets, in-licensing intellectual property rights or establishing and maintaining collaborations, which may significantly limit our ability to successfully develop and commercialize our other product candidates, if at all, and these transactions could disrupt our business, cause dilution to our stockholders or reduce our financial resources; and

∎

If we are unable to obtain, maintain and enforce patent protection for our technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected.

The foregoing is only a summary of some of our risks. For a more detailed discussion of these and other risks you should consider before making an investment in our common stock, see “Risk Factors.”

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including reduced disclosure about our executive compensation arrangements, exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments and exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one Annual Report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We may choose to take advantage of some, but not all, of the available exemptions.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies. Therefore, the reported results of operations contained in our financial statements may not be directly comparable to those of other public companies.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. We may continue to be a smaller reporting company until the fiscal year following the determination that we no longer meet the requirements necessary to be considered a smaller reporting company.

Our Corporate Information

Rallybio Holdings, LLC, or the LLC Entity, was formed in Delaware in March 2018 and Rallybio IPD, LLC, its wholly-owned subsidiary, was formed in Delaware in May 2020. On June 30, 2021, Rallybio IPD, LLC was converted into a Delaware corporation and changed its name to Rallybio Corporation, or the Corporation. The Corporation will be the issuer of the shares of common stock being offered by this prospectus. See “The

Reorganization.” Our principal executive offices are located at 234 Church Street, Suite 1020, New Haven, CT 06510 and our telephone number is (203) 859-3820. Our corporate website address is https://www.rallybio.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Reorganization

On June 30, 2021, we completed a series of transactions pursuant to which (i) Rallybio IPD, LLC, a direct subsidiary of the LLC Entity, was converted from a Delaware limited liability company to a Delaware corporation and changed its name to Rallybio Corporation, and (ii) four recently-formed direct subsidiaries of the Corporation, each a Delaware limited liability company, or collectively the Merger Subs, consummated a separate merger with one of the LLC Entity’s direct subsidiaries, other than Rallybio IPD, LLC, or collectively the Asset Subsidiaries, with the Asset Subsidiaries surviving the mergers and the LLC Entity receiving common stock of the Corporation in exchange for its interest in each Asset Subsidiary, which resulted in the Asset Subsidiaries becoming subsidiaries of the Corporation and the Corporation becoming the only direct subsidiary of the LLC Entity. Prior to the completion of this offering, the LLC Entity will liquidate and distribute 100% of the capital stock of the Corporation, consisting solely of common stock, to the unitholders of the LLC Entity. See “The Reorganization” and “Description of Capital Stock” for additional information, including a description of the terms of our capital stock following the Reorganization and the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect prior to the consummation of this offering.

Currently, the capital structure of the LLC Entity consists of four classes of membership units: common units; Series A-1 preferred units; Series A-2 preferred units; and Series B preferred units. Certain of the common units were issued as incentive units. The number of shares of common stock that the holders of each class of units will receive in the Liquidation will be based on the value of the LLC Entity immediately prior to the Liquidation, determined by reference to the initial public offering price per share in this offering. In this prospectus, we have assumed a valuation based on an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Assuming an initial public offering price of $14.00 per share, the holders of Series A-1 preferred units and Series A-2 preferred units will receive an aggregate of 5,245,488 shares of our common stock, the holders of Series B preferred units will receive an aggregate of 16,364,481 shares of our common stock, the holders of common and restricted common units will receive an aggregate of 893,094 shares of our common stock and the holders of incentive units will receive an aggregate of 2,496,909 shares of our common stock. Assuming an initial public offering price of $15.00 per share, which is the high end of the price range set forth on the cover page of this prospectus, the holders of Series A-1 preferred units and Series A-2 preferred units will receive an aggregate of 5,235,000 shares of our common stock, the holders of Series B preferred units will receive an aggregate of 16,331,760 shares of our common stock, the holders of common and restricted common units will receive an aggregate of 891,309 shares of our common stock and the holders of incentive units will receive an aggregate of 2,541,907 shares of our common stock. Assuming an initial public offering price of $13.00 per share, which is the low end of the price range set forth on the cover page of this prospectus, the holders of Series A-1 preferred units and Series A-2 preferred units will receive an aggregate of 5,257,590 shares of our common stock, the holders of Series B preferred units will receive an aggregate of 16,402,235 shares of our common stock, the holders of common and restricted common units will receive an aggregate of 895,155 shares of our common stock and the holders of incentive units will receive an aggregate of 2,444,990 shares of our common stock.

As a result of the Reorganization, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the holders of existing units in the LLC Entity will collectively own an aggregate of 24,999,972 shares of our common stock immediately prior to the consummation of this offering. Assuming an initial public offering price of $15.00 per share, which is the high end of the price range set forth on the cover page of this prospectus, the holders of existing units of the

LLC Entity will collectively own an aggregate of 24,999,976 shares of our common stock as of immediately prior to the consummation of this offering. Assuming an initial public offering price of $13.00 per share, which is the low end of the price range per share set forth on the cover page of this prospectus, the holders of existing units of the LLC Entity will collectively own an aggregate of 24,999,970 shares of our common stock immediately prior to the consummation of this offering. See “The Reorganization.”

THE OFFERING

Common stock offered by us	5,750,000 shares.

Common stock to be outstanding after this offering	30,749,972 shares (31,612,472 shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares of common stock from us
We have granted the underwriters an option to purchase up to an aggregate of 862,500 additional shares of common stock from us at the initial public offering price, less the estimated underwriting discounts and commissions, for a period of 30 days after the date of this prospectus.

Use of proceeds	We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $71.8 million, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with cash on hand, as follows: (i) approximately $75.0 million to $83.0 million to advance our FNAIT prevention program, including completion of our Phase 1/2 clinical trial for RLYB211 and completion of our Phase 1 and Phase 1b clinical trials for RLYB212, (ii) approximately $35.0 million to $41.0 million to advance our complement program, including completion of our Phase 1 clinical trial for RLYB116, and initiation of our Phase 1 clinical trial for RLYB114, (iii) approximately $10.0 million to $14.0 million to advance our joint ventures with Exscientia, including the initiation of our Phase 1 clinical trial for our ENPP1 inhibitor, and (iv) any remaining proceeds for business development activities, working capital needs and other general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. See “Dividend Policy.”

Risk factors	You should carefully read the “Risk Factors” section of this prospectus and the other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed Nasdaq Global Market symbol	“RLYB”

The number of shares of our common stock to be outstanding immediately following the completion of this offering is based on 24,999,972 shares outstanding as of June 30, 2021, after giving effect to the Reorganization, including the issuance by the Corporation of an aggregate of 24,999,972 shares of its common stock and the subsequent distribution of those shares to members of the LLC Entity, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. These amounts exclude:

∎

5,440,344 shares of our common stock reserved for issuance under the Rallybio Corporation 2021 Equity Incentive Plan, or the 2021 Plan, which will become effective in connection with this offering, including 2,455,722 shares of our common stock that will be issued in respect of outstanding unvested restricted common units and outstanding unvested incentive units, 137,189 shares of our common stock were available for issuance under the Rallybio Holdings, LLC 2018 Share Plan, or the 2018 Plan, and 734,080 shares of our common stock issuable upon the exercise of options to be granted in connection with this offering under the 2021 Plan with an exercise price per share equal to the initial public offering price in this offering; and

∎	291,324 shares of common stock reserved for issuance under the Rallybio Corporation 2021 Employee Stock Purchase Plan, or the ESPP, which will become effective in connection with this offering.

Except as otherwise noted, all information in this prospectus assumes or gives effect to:

∎

the completion of the Reorganization, including the issuance by the Corporation of an aggregate of 24,999,972 shares of its common stock and the subsequent distribution to the members of the LLC Entity of those shares to members of the LLC Entity, prior to the completion of this offering, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

∎	no exercise by the underwriters of their option to purchase up to an additional 862,500 shares of our common stock from us;

∎	no purchase of shares of our common stock in this offering by current members of the LLC Entity;

∎	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws prior to the consummation of this offering; and

∎	no issuance of stock options on or after June 30, 2021, under the 2018 Plan or the 2021 Plan.

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus and our financial statements and the related notes included elsewhere in this prospectus. The statements of operations and comprehensive loss data for the years ended December 31, 2020 and 2019 and the balance sheet data as of December 31, 2020 and 2019 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations and comprehensive loss data for the three months ended March 31, 2021 and 2020 and our balance sheet as of March 31, 2021 have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial data reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
(in thousands, except share and per share amounts)	2020	2019	2021	2020
Statement of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$17,630	$11,366	9,037	1,913
General and administrative	7,673	6,276	3,787	1,931

Total operating expenses	25,303	17,642	12,824	3,844

Loss from operations	(25,303)	(17,642)	(12,824)	(3,844)

Other income (expense):
Interest income	171	197	17	55
Interest expense	(49)	(39)	(10)	(12)
Other income	241	167	24	52
Change in fair value of Series A-2 financing right obligation	—	(143)	—	—

Total other income, net	363	182	31	95

Loss before income taxes	(24,940)	(17,460)	(12,793)	(3,749)

Income tax benefit	(15)	—	—	(16)
Loss on investment in joint venture	1,522	103	482	148

Net loss and comprehensive loss	$(26,447)	$(17,563)	$(13,275)	$(3,881)

Net loss per common unit, basic and diluted (1)	$(9.95)	$(10.24)	$(4.11)	$(1.97)

Weighted average common units outstanding—basic and diluted (1)	2,659,187	1,715,164	3,228,332	1,968,750

Pro forma net loss per share, basic and diluted (2)	$(1.52)		$(0.60)

Pro forma weighted average common stock outstanding, basic and diluted (2)	17,348,909		22,195,517

	MARCH 31, 2021
(in thousands)	ACTUAL	PRO FORMA (4)	PRO FORMA AS ADJUSTED (5)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$127,742	$127,742	$199,557
Working capital(3)	122,630	122,630	194,445
Total assets	129,349	129,349	200,844
Total liabilities	6,099	6,099	5,779
Redeemable convertible preferred units	182,027	—	—
Additional paid-in-capital	—	183,537	255,351
Accumulated deficit	(60,289)	(60,289)	(60,289)
Total members’/stockholders’ equity (deficit)	$(58,777)	$123,250	$195,065

(1)	See Note 11 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for details on the calculation of basic and diluted net loss per common unit attributable to common unitholders.

(2)	The calculations for the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, and the unaudited pro forma weighted-average common shares outstanding, basic and diluted, for the year ended December 31, 2020 and the quarter ended March 31, 2021 give effect to the Reorganization, including the issuance by the Corporation of approximately 24,999,972 shares of its common stock and the subsequent distribution of those shares to members of the LLC entity, including all preferred units, common units, and incentive units outstanding as of January 1, 2020 or the issuance date of those units, if later, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, as if the Reorganization had occurred as of January 1, 2020.

(3)	We define working capital as current assets, less current liabilities.

(4)	The pro forma balance sheet data gives effect to (i) the Reorganization, including the issuance by the Corporation of an aggregate of 24,999,972 shares of its common stock and the subsequent distribution of those shares to members of the LLC Entity, prior to the completion of this offering, as if the Reorganization had occurred as of March 31, 2021, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws.

(5)	The pro forma as adjusted balance sheet data give further effect to our issuance and sale of 5,750,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity (deficit) by approximately $5.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity by approximately $13.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and related notes appearing at the end of this prospectus and the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our common stock. Some of the following risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic (including any resurgences thereof) and any worsening of the global business and economic environment as a result. Negative consequences from these risks could harm our business, prospects, operating results and financial condition or cause the trading price of our common stock to decline, which could result in the loss of all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the foreseeable future. We have not commercialized any products and have never generated revenue from the commercialization of any product. We are not currently profitable, and we may never achieve or sustain profitability.

We are a clinical-stage biotechnology company with a limited operating history. As a result, we are not profitable and have incurred significant losses since our formation. We had net losses of $26.4 million and $17.6 million for the years ended December 31, 2020 and 2019, respectively, and net losses of $13.3 million and $3.9 million for the three months ended March 31, 2021 and 2020, respectively. As of March 31, 2021, we had an accumulated deficit of $60.3 million. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to gain regulatory approval and become commercially viable. Since inception, we have devoted substantially all of our resources to raising capital, organizing and staffing our company, business planning, conducting discovery and research activities, acquiring or discovering product candidates, establishing and protecting our intellectual property portfolio, developing and progressing our product candidates and preparing for clinical trials and establishing arrangements with third parties for the manufacture of our product candidates and component materials, including activities relating to our preclinical development and manufacturing activities for each of our five programs and our Phase 1/2 clinical trial for RLYB211. We do not have any product candidates approved for sale and have not generated any revenue from product sales.

We expect to incur significant additional operating losses in the foreseeable future as we advance our programs through preclinical and clinical development, expand our research and development activities, acquire and develop new product candidates, complete preclinical studies and clinical trials, finance our business development strategy, seek regulatory approval for the commercialization of our product candidates and commercialize our products, if approved. The costs of advancing product candidates through each clinical phase tend to increase substantially over the duration of the clinical development process. Therefore, the total costs to advance any product candidate to marketing approval in even a single jurisdiction are substantial. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to begin generating revenue from the commercialization of any product candidates or achieve or maintain profitability. Our expenses will increase substantially if and as we:

∎	file a clinical trial application, or CTA, and initiate a Phase 1 clinical trial for RLYB212, our lead product candidate for our fetal and neonatal alloimmune thrombocytopenia, or FNAIT, program;

∎	file a CTA and initiate our clinical trial for RLYB116, and file an investigational new drug application, or IND, or a CTA for other product candidates;

∎

initiate a natural history alloimmunization study of FNAIT, or our FNAIT Natural History Alloimmunization Study, and other studies to support our development program and related regulatory submissions for RLYB212;

∎	continue to develop and conduct clinical trials with respect to RLYB211;

∎	seek regulatory approvals for RLYB212, RLYB116 and any other product candidates, as well as for any related companion diagnostic, if required;
∎	continue and expand upon our discovery and development joint ventures with Exscientia Limited, or Exscientia;

∎	continue to discover and develop additional product candidates;

∎	hire additional clinical, scientific, and commercial personnel;

∎

add operational, financial, and management personnel, including personnel to support our product development and planned future commercialization efforts and to support our transition to a public company;

∎	acquire or in-license other product candidates or technologies;

∎	maintain, expand, and protect our intellectual property portfolio;

∎	secure a commercial manufacturing source and supply chain capacity sufficient to produce commercial quantities of any product candidate for which we obtain regulatory approval; and

∎	establish a sales, marketing, and distribution infrastructure to commercialize our programs, if approved, and for any other product candidates for which we may obtain marketing approval.

We do not know when or whether we will become profitable. Our ability to generate revenue and become profitable depends upon our ability to successfully complete the development of our product candidates and to obtain the necessary regulatory approvals for their commercialization, which is subject to substantial additional risks and uncertainties, as described under “— Risks Related to Discovery, Development, Clinical Testing, Manufacturing, and Regulatory Approval.” Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval in multiple jurisdictions, the securing of manufacturing supply, capacity, distribution channels and expertise, the use of external vendors, the building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenue from product sales. As a result, we expect to continue to incur net losses and negative cash flows in the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. The amount of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If we are unable to develop and commercialize one or more product candidates, either alone or through current or future collaborations, or if revenues from any product that receives marketing approval are insufficient, we will not achieve profitability. Even if we successfully commercialize RLYB212, RLYB116 or any of our other product candidates, we may continue to incur substantial research and development and other expenses to identify and develop other product candidates. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis or meet outside expectations for our profitability. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business, execute our business plan or continue our operations.

Even if this offering is successful, we will require significant additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of RLYB212, RLYB116 or any additional product candidates we may develop.

We expect to spend significant amounts of capital to complete the development of, seek regulatory approvals for and, if approved, commercialize RLYB212 and RLYB116. These expenditures will include costs related to our ongoing Phase 1/2 clinical trial for RLYB211. We expect similar expenditures as we initiate our planned clinical trials for RLYB212 and for RLYB116, and our FNAIT Natural History Alloimmunization Study. In addition, we are obligated to make certain milestone and royalty payments in connection with achievement of certain development and commercial milestones as well as the sale of resulting products under our agreements with Prophylix AS, or Prophylix, Swedish Orphan Biovitrum AB (Publ), or Sobi, and Affibody AB, or Affibody. We may also spend significant capital to develop laboratory tests, and if required by the U.S. Food and Drug Administration, or the FDA, or other healthcare agencies, one or more companion diagnostics, to identify patients for inclusion in our clinical trials or who are likely to respond to our product candidates.

Based upon our current operating plan, we believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2021, will be sufficient to fund our operating expenses and capital expenditure requirements for the next 24 months. This estimate and our expectation regarding the sufficiency of the net proceeds from this offering to advance the preclinical and clinical development of RLYB212, RLYB116 and any other product candidates are based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect, or our clinical trials may be more expensive, time consuming or difficult to design or implement than we currently anticipate. Changing circumstances, including any unanticipated expenses, could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. Because of the numerous risks and uncertainties, the length of time and scope of activities associated with development of RLYB212, RLYB116 or any product candidate we may develop is highly uncertain, we are unable to estimate the actual amount of funds we will require for development, approval and any approved marketing and commercialization activities. Our future capital requirements, both near and long-term, will depend on many factors, including, but not limited to:

∎

the initiation, progress, timing, costs and results of our clinical trials through all phases of development, including our ongoing Phase 1/2 clinical trial for RLYB211, the planned clinical trials for RLYB212 and RLYB116 and the development of any other product candidates;

∎	the identification, assessment, acquisition and/or development of additional research programs and additional product candidates;

∎

the outcome, timing and cost of meeting regulatory requirements established by the FDA, the European Medicines Agency, or the EMA, and other comparable foreign regulatory authorities, including any additional clinical trials required by the FDA, EMA or other comparable foreign regulatory authorities;

∎

the willingness of the FDA, EMA and other comparable foreign regulatory authorities to accept our clinical trial designs, as well as data from our completed and planned preclinical studies and clinical trials, as the basis for review and approval of RLYB212, RLYB116 and any other product candidates;

∎

the progress, timing and costs of the development by us or third parties of companion diagnostics, if required, for RLYB212 or any other product candidates, including design, manufacturing and regulatory approval;

∎	the cost of filing, prosecuting, and enforcing our patent claims and other intellectual property rights;

∎	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us;

∎

the costs associated with potential clinical trial liability or product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims;

∎	the effect of competing technological and market developments;

∎	our ability to develop and commercialize products that are considered medically and/or financially differentiated to competitive products by physicians, patients and payers;

∎	the cost and timing of completion of commercial-scale manufacturing activities;

∎	the cost of making royalty, milestone or other payments under any future in-license agreements;

∎	our ability to maintain our collaboration with Exscientia on favorable terms and establish new collaborations;

∎	the extent to which we in-license or acquire additional product candidates or technologies;

∎	the severity, duration and impact of the COVID-19 pandemic, which may adversely impact our business;

∎	the cost of establishing sales, marketing and distribution capabilities for our product candidates, if approved;

∎	the initiation, progress and timing of our commercialization of RLYB212 and RLYB116, if approved, or any other product candidates;

∎	the availability of third-party coverage and reimbursement for and pricing of any approved products; and

∎	the costs of operating as a public company.

Even with the net proceeds from this offering, we will require significant additional capital to advance the development and potential commercialization of our product candidates, which we may raise through equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. Depending on our business performance, the economic climate and market conditions, we may be unable to raise additional funds when needed on acceptable terms, or at all. Moreover, the COVID-19 pandemic is impacting the global economy, and the U.S. economy in particular, with the potential for the economic downturn to be severe and prolonged. A severe or prolonged economic downturn as a result of the COVID-19 pandemic could result in a variety of challenges for our business, including disruptions in the financial markets, which could adversely impact our ability to raise additional capital when needed or on acceptable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we may need to significantly delay, scale back or discontinue the development of one or more of our product candidates or the commercialization of any product that may be approved for marketing, and we could be forced to discontinue operations. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our product candidate development efforts.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we generate significant revenue from product sales, we expect to finance our operations through the sale of equity, debt financings, marketing and distribution arrangements and collaborations, strategic alliances and licensing arrangements or other sources. We do not currently have any committed external source of funds. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the future sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. In addition, debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, and we may need to dedicate a substantial additional portion of any operating cash flows to the payment of principal and interest on such indebtedness. Any future indebtedness, combined with our other financial obligations, could increase our vulnerability to adverse changes in general economic, industry and market conditions, limit our flexibility in planning for, or reacting to, changes in our business and the industry and impose a competitive disadvantage compared to our competitors that have less debt or better debt servicing options. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. Furthermore, any capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to advance research programs, product development activities or product candidates. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate product candidate development or future commercialization efforts.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We were formed in January 2018, and our operations to date have been limited to financing and staffing our company, identifying, evaluating and acquiring or in-licensing product candidates and technologies, conducting preclinical studies and our clinical trial for RLYB211 and preclinical studies for RLYB212 and RLYB116, and developing a pipeline of other preclinical and research programs. We have not yet demonstrated the ability to complete successfully a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial-scale product, or arrange for a third-party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing, obtaining marketing approval for and commercializing pharmaceutical products.

In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. We will eventually need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition and, as a result, our business may be adversely affected.

Our quarterly and annual financial results may fluctuate, which makes our results difficult to predict and may cause our results to fall short of expectations.

Our financial condition and operating results have varied in the past and will continue to fluctuate from quarter-to-quarter and year-to-year in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this prospectus:

∎	variations in the level of expense related to the ongoing development of our product candidates or research pipeline;

∎	delays or failures in advancement of existing or future product candidates into the clinic or in clinical trials;

∎	the feasibility of developing, manufacturing and commercializing our product candidates;

∎	our relationships, and any associated exclusivity terms, with strategic collaborators;

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our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements, or the termination or modification of any such existing or future arrangements;

∎	our operation in a net loss position in the foreseeable future;

∎	our ability, ourselves or with collaborators, to develop a companion diagnostic, if required, and obtain marketing approval;

∎	our ability to consistently manufacture our product candidates, including in sufficient quantities for clinical or commercial purposes;

∎	our dependence on, and the need to attract and retain, key management and other personnel;

∎	developments or disputes concerning patents or other proprietary rights, litigation matters and our ability to obtain and maintain patent protection for our product candidates;

∎	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

∎	if any of our product candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such product candidates;

∎	business interruptions such as power outages, strikes, civil unrest, wars, acts of terrorism or natural disasters;

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potential advantages that our competitors and potential competitors may have in developing and commercializing competing technologies or products, securing funding for or obtaining the rights to critical intellectual property;

∎	regulatory developments affecting our product candidates or those of our competitors; and

∎	our ability to use our net operating loss, or NOL, and income tax credit carryforwards to offset income tax.

Due to these and other factors, the results of any of our prior quarterly or annual periods should not be relied upon as indications of our future operating performance, and a period-to-period comparison of our results of operations may not be a meaningful indication of our future performance. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause our stock price to decline.

Our ability to use our net operating loss and income tax credit carryforwards to offset future income tax liabilities may be subject to certain limitations.

We have incurred substantial NOLs during our history. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. NOLs generated in taxable years beginning after December 31, 2017 are not subject to expiration. Federal NOLs generated in taxable years beginning after December 31, 2017 generally may not be carried back to prior taxable years except that, under the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, federal NOLs generated in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the taxable year in which the loss arises. Additionally, the deduction for NOLs arising in taxable years beginning after December 31, 2017 is generally limited to 80% of current year taxable income, however, as a result of the CARES Act, for taxable years beginning before January 1, 2021, the deductibility of federal NOLs generated in taxable years beginning after December 31, 2017 is not so limited. We also have substantial federal and state research and development and other tax credit carryforwards that expire at various dates. These tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities.

In addition, in general, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change NOLs and tax credit carryforwards to offset future taxable income. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. We may experience such ownership changes in the future as a result of this offering and/or future transactions in our stock, some of which may be outside our control. If we undergo an ownership change in connection with or after this offering, our ability to use our NOLs and income tax credit carryforwards could be further limited. For these reasons, we may not be able to use a material portion of our NOLs or tax credit carryforwards, even if we attain profitability.

Risks Related to Discovery, Development, Clinical Testing, Manufacturing, and Regulatory Approval

The ongoing COVID-19 pandemic in the United States and other countries has resulted in and may further result in disruptions to our preclinical studies, clinical trials, manufacturing and other business operations, which could adversely affect our business and the market price of our common stock.

The ongoing global COVID-19 pandemic is impacting worldwide economic activity, particularly economic activity in the United States, and poses the risk that we or our employees, contractors, suppliers, or other partners may be prevented from or delayed in conducting business activities for an indefinite period of time, including due to shutdowns, quarantines and other public health measures that may be requested or mandated by governmental authorities. The continued prevalence of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chain and the manufacture or shipment of both drug substance and finished drug product for our product candidates for preclinical testing or clinical trials, cause diversion of healthcare resources away from the conduct of preclinical and clinical trial matters to focus on pandemic concerns, limit travel in a manner that interrupts key trial activities, such as trial site initiations and monitoring, delay regulatory filings with regulatory agencies in affected areas or adversely affect our ability to obtain or timing to obtain regulatory approvals. These actions have in the past, continue to and could in the future negatively affect our preclinical studies, clinical trials, manufacturing and other business operations, including:

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Preclinical studies and clinical trials: The impact of COVID-19 may cause delays and disruptions to some of our preclinical studies and clinical trials. The response to COVID-19 by healthcare providers may delay site initiation, may slow down enrollment and make the ongoing collection of data for patients enrolled in trials more difficult or intermittent. In addition, some participants and clinical investigators may be unable or unwilling to comply with clinical trial protocols. For example, quarantines or other travel limitations have been implemented in many countries and across the United States that may impede participant movement, affect sponsor access to study sites, and/or interrupt healthcare services, which may negatively impact the execution of clinical trials. We are initiating a global natural history study for FNAIT in 2021 that requires screening a large number of potential participants, and we could experience delays in screening due to COVID-19. Significant delays or disruptions to our preclinical studies or clinical trials could adversely affect our ability to timely initiate studies, conduct successful studies, generate scientifically robust clinical data, obtain regulatory approvals or commercialize our product candidates.

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Manufacturing and supply: We have encountered only limited disruptions to our manufacturing and supply chain as a result of COVID-19 to date, which have not had a material adverse impact on our business, but significant or prolonged disruptions could materially impact our business, operations or financial results. Even if our manufacturing operations are not materially disrupted, pandemic-related disruptions in other businesses, such as shipping and logistics companies, could affect the availability of our product candidates for our preclinical studies and clinical trials.

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Operations: In accordance with direction from state and local government authorities to protect the health of our employees, their families, and our communities, we made several changes to our operations in response to COVID-19. This response included performing all office-based work outside of the office. Our increased reliance on personnel working from home may negatively impact productivity or disrupt, delay or otherwise adversely impact our business. In addition, remote working could increase our cyber security risk. Government authorities could impose further restrictions, including mandated shutdown of businesses, which may negatively affect our operations.

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Stock Price: The extent and duration of the impact of the COVID-19 pandemic on our stock price following this offering is uncertain. The COVID-19 pandemic may cause our stock price to be more volatile, and our ability to raise capital could be impaired.

Regulatory agencies may redirect resources in response to the COVID-19 pandemic in a way that would adversely impact our ability to progress and achieve regulatory approvals. In addition, measures intended to limit in-person interactions with regulatory agencies may interfere with our ability to hold required regulatory meetings and restrict the feedback necessary to advance filings. If global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We are monitoring the potential impact of the COVID-19 pandemic on our business and financial statements. To date, we have not incurred impairment losses in the carrying values of our assets as a result of the pandemic and we are not aware of any specific related event or circumstance that would require us to revise our estimates reflected in our financial statements.

We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business and prospects. The extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, financial condition and liquidity, including planned and future clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, including the availability and administration of vaccines, and the duration and intensity of the related effects.

We are heavily dependent on the success of RLYB212 and RLYB116, which are in preclinical IND-enabling activities. If we are not able to develop, obtain regulatory approval for, or successfully commercialize our product candidates, or if we experience significant delays in doing so, our business will be materially harmed.

Our lead programs are in early-stage clinical development or preclinical IND-enabling activities, and we do not currently have any commercial products that generate revenues or any other sources of revenue. To date, we have invested a significant portion of our efforts and financial resources in the development of RLYB211 and RLYB212 for the prevention of FNAIT and the development of RLYB116. Our future success is substantially dependent on our ability to successfully complete preclinical and clinical development for, obtain regulatory approval for, and successfully commercialize, our product candidates, which may never occur. We currently have no products that are approved for commercial sale and may never be able to develop a marketable product.

In addition, we submitted a CTA in Germany for RLYB212 in July 2021 and subject to the acceptance of our CTA submission, we expect to initiate a Phase 1 first-in-human trial in Germany in the first quarter of 2022, with proof of concept data from a Phase 1b trial planned for mid-2022. There is no guarantee that the regulatory authority will accept our CTA submission, and the regulatory authority may require additional information. We could also be required to perform additional studies prior to the acceptance of our CTA submission. Any delays in the commencement of our Phase 1 trial for RLYB212 could impact our product development timelines, result in increased costs, affect our ability to obtain marketing approval for RLYB212 according to our plans, and delay commercialization.

Before obtaining regulatory approvals for the commercial sale of our product candidates, we must demonstrate the safety and efficacy of our investigational product candidates for use in each target indication through lengthy, complex and expensive preclinical studies and clinical trials. Failure can occur at any time during the preclinical study and clinical trial processes, and, because our product candidates are in an early-stage of development, there is a high risk of failure, and we may never succeed in developing marketable products.

Our ability to generate product revenue will depend heavily on the successful development and eventual commercialization of our product candidates, which may never occur. Ongoing and future preclinical studies and clinical trials of our product candidates may not show sufficient safety or efficacy or be of sufficient quality to obtain or maintain regulatory approvals. There can be no assurance that any of our product candidates, even if approved, will prove to be commercially viable therapeutics.

RLYB212 and RLYB116 are designed for subcutaneous self-administration. The formulation or physical properties of RLYB212 and RLYB116 may ultimately be determined to be inadequate to support this route of administration. If subcutaneous administration is not feasible, then we may need to identify additional formulations or routes of administration, which could delay initiation of our clinical trials or commercialization and result in significant additional costs. Further, alternative formulations and routes of administration may be required to differentiate our product candidates from competitors and/or secure access to support successful commercialization.

Commercialization of product candidates we may develop will require additional preclinical and clinical development; regulatory and marketing approval in multiple jurisdictions, including by the FDA and the EMA; obtaining manufacturing supply, capacity and expertise; building of a commercial organization; and significant marketing efforts. The success of our most advanced product candidates and other product candidates will depend on several factors, including the following:

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successful and timely initiation of preclinical studies, and successful and timely initiation of, enrollment in, and completion of our clinical trials with results that support a finding of safety and effectiveness and an acceptable risk-benefit profile of our product candidates in the intended populations within the timeframes we have projected;

∎	regulatory grants of authorization to proceed under INDs or CTAs such that we can commence planned or future clinical trials of our product candidates;

∎	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

∎	receipt of regulatory approvals from applicable regulatory authorities for our product candidates, and if required, in vitro diagnostic devices including companion diagnostics;

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our ability to successfully utilize certain delivery systems, such as pre-filled syringes, or PFSs, pen-injectors and/or autoinjectors, for certain of our product candidates and to obtain regulatory approval of any such drug/device combination product;

∎	the outcome, timing, and cost of meeting regulatory requirements, including any post-marketing commitments, established by the FDA, EMA and other comparable foreign regulatory authorities;

∎	establishing commercially viable arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

∎	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

∎	establishing sales, marketing and distribution capabilities, whether alone or through a collaboration, to support commercialization of our product candidates, if and when approved;

∎	acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;

∎	effectively differentiating and competing with other therapies approved and/or used for the same indications as our product candidates, particularly RLYB116;

∎	establishing appropriate prices for any product candidates that receive regulatory approval that reflect the value that the product candidates offer in the indications for which they are approved;

∎	obtaining and maintaining third-party coverage and reimbursement;

∎	enforcing and defending intellectual property rights and claims; and

∎	maintaining an acceptable safety profile of the product candidates following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to commercialize our product candidates successfully, which would materially harm our business. Due to the uncertain and time-consuming clinical development and regulatory approval process, we may not successfully develop any of our product candidates and may choose to discontinue the development of any of our product candidates. If we discontinue development of a product candidate, we will not receive anticipated revenues from that product candidate and we may not receive any return on our investment in that product candidate. We may discontinue a product candidate for clinical reasons if it does not prove to be safe and effective for its targeted indications. During clinical development, companies in our field often need to discontinue the development of product candidates if such product candidates do not achieve the necessary efficacy at tolerated doses required for patient benefit. In addition, there may be important facts about the safety, efficacy and risk versus benefit of our product candidates that are not known to us at this time. Any unexpected safety events or our failure to generate sufficient data in our clinical trials to demonstrate efficacy may cause a product candidate to fail clinical development. Furthermore, even if that product candidate meets its safety and efficacy endpoints, we may discontinue its development for various reasons, such as changes in the competitive environment or the standard of care and the prioritization of our resources.

We may not be successful in our efforts to identify additional product candidates. Due to our limited resources and access to capital, we must prioritize development of certain product candidates, the choice of which may prove to be wrong and adversely affect our business.

An important component of our strategy is expanding our pipeline through partnering, acquiring or in-licensing additional product candidates that target validated biology. We also seek to identify and develop product candidates under our joint ventures with Exscientia Limited, or Exscientia. If we fail to identify additional potential product candidates, or fail to partner, acquire or in-license additional product candidates, our business could be materially harmed.

Research programs to develop additional product candidates require substantial technical, financial, and human resources whether or not they are ultimately successful. Our efforts may initially show promise in identifying potential indications or product candidates, yet fail to yield results for clinical development for several reasons, including:

∎	the research methodology used may not be successful in identifying potential indications or product candidates;

∎	potential product candidates may, after further study, be shown to have harmful or unexpected adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or

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it may take greater human and financial resources than we possess to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through research programs, thereby limiting our ability to develop, diversify, and expand our product portfolio.

Because we have limited financial and human resources, we intend to focus initially on research programs and product candidates for a limited set of indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that could have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect our future growth and prospects.

Preclinical studies and clinical trials are expensive, time consuming and difficult to design and implement, and involve uncertain outcomes. Any product candidates that we advance into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from the FDA, EMA or other comparable regulatory authorities for the sale of our product candidates, we must complete preclinical studies and extensive clinical trials to demonstrate the safety and efficacy of our product candidates. To initiate clinical trials for any future product candidates, we must submit the results of preclinical studies to the FDA, EMA or other comparable foreign regulatory authorities, along with other information, including information about chemistry, manufacturing and controls, or CMC, and our proposed clinical trial protocol, as part of an IND or similar regulatory filing that must be accepted by the FDA, EMA or other applicable regulatory authorities before we may proceed with clinical development. In the event that regulators require us to complete additional preclinical studies or we are required to satisfy other regulator requests, such as obtaining alignment on the device regulatory pathway for our FNAIT prevention program, the start of our clinical trials may be delayed or prevented. Even after we receive and incorporate guidance from these regulatory authorities, the FDA, EMA or other regulatory authorities could (i) disagree that we have satisfied their requirements to commence our clinical trial, (ii) change their position on the acceptability of our data, trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or (iii) impose stricter requirements for approval than we currently expect.

We may experience delays in initiating and completing any clinical trials that we intend to conduct, and we do not know whether planned preclinical studies or clinical trials, will begin on time, need to be redesigned, enroll an adequate number of patients on time, or be completed on schedule, or at all. We may experience numerous unforeseen events that could delay or prevent our ability to complete current clinical trials or initiate and complete new trials, any of which may delay or prevent us from receiving marketing approval or commercializing our product candidates. These events include, but are not limited to:

∎	the FDA, EMA or other comparable foreign regulatory authorities requiring us to submit additional data or imposing other requirements before permitting us to commence a trial;

∎	delays in receiving or denial by regulatory agencies of permission to proceed with our planned clinical trials or any other clinical trials we may initiate, or placement of a clinical trial on hold;

∎	negative results from our non-clinical trials or clinical trials;

∎	challenges, delays and cost involved in identifying, recruiting and retaining suitable patients and clinical trial sites in sufficient numbers to participate in clinical trials;

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delays in reaching an agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

∎	delays in obtaining Institutional Review Board, or IRB, approval at each site within the United States, or Independent Ethics Committee, or IEC, approval at sites outside the United States;

∎	delays or problems in analyzing data, or the need for additional analysis or data or the need to enroll additional patients;

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failure by us, our CROs, trial sites or investigators to adhere to clinical trial, regulatory, legal or contractual requirements and perform trials in accordance with the FDA’s good clinical practices, or GCP, requirements and trial protocol;

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inadequate quantity or quality of product candidate or other materials necessary to conduct clinical trials, for example as a result of delays in defining and implementing the manufacturing process for materials used in clinical trials or for the manufacture of larger quantities or other delays or issues arising in the manufacturing of sufficient supply of finished drug product;

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with respect to RLYB211, our inability to source a sustained, dependable long-term supply, including due to the scarcity of potential donors who maintain an adequate level of anti-HPA-1a antibodies and because supply will decrease if RLYB211 becomes clinically successful in preventing FNAIT;

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problems with designing and readiness of in vitro diagnostic devices, including companion diagnostic testing, if required, and our inability, or that of our collaborators, to develop any required laboratory diagnostic tests or companion diagnostics for RLYB212 or any other product candidate;

∎	lack of adequate funding to continue a clinical trial, including as a result of unanticipated costs or increases in costs of clinical trials;

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occurrence of serious adverse events including unexpected serious adverse events, associated with the product candidate or reports from non-clinical or clinical testing of our own or competing therapies that raise safety or efficacy concerns, or delays or failures in addressing patient safety concerns that arise during the course of a trial;

∎	changes in regulatory requirements and guidance that require changes to planned or ongoing preclinical and clinical studies, or the conduct of additional studies; and

∎	difficulties recruiting and retaining employees, consultants or contractors with the required level of expertise.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We could also encounter delays if a clinical trial is suspended or terminated by us, the IRBs or IECs of the institutions in which such trials are being conducted, the FDA, EMA or other regulatory authorities, or recommended for termination by a Data and Safety Monitoring Board, or DSMB, for such trial. Such authorities may impose a suspension or termination or recommend an alteration to clinical trials due to several factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, the identification of safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions. Furthermore, we rely and will rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and, while we have agreements governing their committed activities, we have limited influence over their actual performance, as described in the section titled “— Risks Related to Our Dependence on Third Parties.”

Our lead product candidates, RLYB212 and RLYB116, are still in development and will require the successful completion of one or more registrational clinical trials before we are prepared to submit a Biologics License Application, or BLA, for regulatory approval by the FDA. We cannot predict with any certainty if or when we might complete the development of RLYB212 or RLYB116, submit a BLA for regulatory approval or whether any such BLA will be approved by the FDA.

Principal investigators for our clinical trials could serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of a clinical trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of our product candidates.

If we experience delays in the completion, or termination, of any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or prevented. Moreover, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control, including our focus on rare diseases.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timely completion of clinical trials in accordance with their protocols depends, among other things, on the speed at which we can recruit eligible patients to participate in testing our product candidates and our ability to enroll a sufficient number of patients who remain in the study until its conclusion. Clinical trial recruitment delays often result in increased costs, delays in advancing product development, delays in testing the effectiveness of technologies, delays in obtaining regulatory approval or termination of clinical trials. We may be unable to enroll a sufficient number of patients to complete any of our clinical trials, and even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials.

Patient enrollment and retention in clinical trials depends on many factors, including:

∎	the design of the clinical trial, including the patient eligibility criteria defined in the protocol;

∎	the size and nature of the patient population required for analysis of the trial’s primary endpoints;

∎	the existing body of safety and efficacy data with respect to the product candidate;

∎	the proximity of patients to clinical sites;

∎	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs or medical devices that may be approved for the indications we are investigating;

∎	competing clinical trials being conducted by other companies or institutions, particularly for RLYB116;

∎	our ability to obtain and maintain patient consents;

∎	the risk that patients enrolled in clinical trials will drop out of the trials before completion; and

∎	other factors we may not be able to control, such as the ongoing COVID-19 pandemic that may limit patients, principal investigators or staff, or clinical site availability.

Additionally, we may have difficulty identifying and enrolling patients for our planned clinical trials because the conditions for which we plan to evaluate our current product candidates are rare diseases and we anticipate that there will be limited patient pools from which to draw for clinical trials. Further, because screening for many of these diseases is not widely adopted, and because it can be difficult to diagnose these diseases in the absence of screening, we may have difficulty finding patients who are eligible to participate in our studies or trials. For example, participants in clinical trials for RLYB211 and RLYB212 have the rare HPA-1b/b genotype and we may have difficulty identifying participants for these clinical trials. In addition, our clinical trials for RLYB116 will compete with other clinical trials for product candidates that are currently being tested in clinical trials for paroxysmal nocturnal hemoglobinuria, or PNH, and generalized myasthenia gravis, or gMG, and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Furthermore, any negative results we may report in clinical trials of any of our product candidates may make it difficult or impossible to recruit and retain patients in other clinical trials of that same or a similar product candidate.

Outside of the United States, our ability to initiate, enroll and complete a clinical trial successfully is subject to numerous additional risks, including:

∎	difficulty in establishing or managing relationships with CROs and physicians;

∎	different standards for the conduct of clinical trials;

∎	our inability to locate qualified local consultants, physicians and partners; and

∎	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

We may not be able to initiate or continue clinical trials required by the FDA, the EMA or other regulatory authorities if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials. If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials. Delays or failures in planned patient enrollment or retention may result in increased costs or program delays, which could have a harmful effect on our ability to develop our product candidates or could render further development impossible.

Results of preclinical studies, clinical trials or analyses that we may announce or publish from time to time, may not be indicative of results obtained in later trials, and any interim results we may publish could be different than final results.

The results of preclinical studies, clinical trials or analyses of the results from such trials, may not be predictive of the results of later clinical trials. Product candidates in later clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and prior clinical trials or having shown promising results based on analyses of data from earlier trials. Late-stage clinical trials may include a larger number of patients and could differ in other significant ways from early-stage clinical trials, including changes to inclusion and exclusion criteria, patient population, efficacy endpoints, dosing regimen and statistical design. Our Phase 1/2 clinical trial for RLYB211 is single blinded, making it difficult to predict how rapid platelet clearance will lead to prevention of alloimmunization in pregnant women at higher risk for FNAIT and whether any favorable results that we may observe in such trial will be repeated in larger and more advanced clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding earlier promising results. In addition, conclusions based on promising data from analyses of clinical results, such as the prospective and post hoc analysis of results may be shown to be incorrect in subsequent clinical trials that have pre-specified end points or may not be considered adequate by regulatory authorities. We believe data from our Phase 1/2 clinical trial of RLYB211 has demonstrated proof of concept of our proposed mechanism of action and supports advancing RLYB212 into clinical trials, however, we cannot guarantee that clinical trial results will be similar for RLYB212. Even if we complete later clinical trials as planned, we cannot be certain that their results will support the safety and efficacy requirements sufficient to obtain regulatory approval, and, as a result, our clinical development plans may be materially harmed.

In addition, interim, “top-line” and preliminary data from our clinical trials that we announce or publish may change as more patient data become available or as additional analyses are conducted. The data obtained in such clinical trial are subject to additional audit and verification procedures and following such procedures, such interim data could be materially different from the final data.

Any product candidates that we develop or the administration thereof, may cause serious adverse events or undesirable side effects, which may halt their clinical development, delay or prevent marketing approval, or, if approved, require them to be taken off the market, include safety warnings, or otherwise limit their sales.

Adverse events or undesirable side effects caused by any product candidates we develop could cause us or regulatory authorities or IRBs, IECs or DSMBs, where applicable, to interrupt, delay, or halt clinical trials and, if we seek approval of any such product candidate, could result in a more restrictive label, imposition of a Risk Evaluation and Mitigation Strategy, or REMS, program by the FDA or the delay or denial of regulatory approval by the FDA, EMA or other comparable foreign regulatory authorities. Additionally, the administration process or related procedures associated with our product candidates also may cause adverse side effects. Even if we determine that serious adverse events are unrelated to study treatment, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Results of any clinical trial we conduct could reveal a high and unacceptable severity and prevalence of side effects. For example, complement inhibitors have, by design, immunosuppressive effects and, in some cases, may be administered to patients with significantly compromised health. As a result, administration of RLYB116 could make patients more susceptible to infection. The chronic dosing of patients with RLYB116 could lead to an immune response that causes adverse reactions or impairs the activity and/or efficacy. Patients may develop an allergic reaction to the drug and/or develop antibodies directed at RLYB116, or may require immunization with a meningococcal vaccine and prophylactic antibiotics. An immune response that causes adverse reactions or impairs the activity of RLYB116 could cause a delay in or termination of our development plans.

Some potential therapeutics that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. In addition, side effects could affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential clinical trial or product liability claims. Inadequate training or failures by clinical trial personnel in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates or those of our competitors may only be uncovered when a significantly larger number of patients have been exposed to the drug.

If we or others later identify undesirable side effects caused by any product candidate that we develop after the product is approved, several negative consequences could result, which could materially harm our business, including:

∎	regulatory authorities may suspend or withdraw approvals of such product candidate;

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regulatory authorities may require additional warnings on the label, limit the approved use of such product candidate, or otherwise restrict distribution or marketing such as through requiring adoption of a REMS program;

∎	we may be required to conduct additional clinical trials;

∎	we could be sued and held liable for harm caused to patients; and

∎	our reputation may suffer.

We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these events could prevent us from achieving or maintaining market acceptance of a product candidate, if approved, and could significantly harm our business, results of operations, and prospects.

The regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time- consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for RLYB212, RLYB116 or any of our other product candidates, our business will be substantially harmed.

In the United States, we are not permitted to market a product candidate until we receive approval of a BLA or a New Drug Application, or NDA, from the FDA. The process of obtaining BLA and NDA approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Approval policies or regulations may change, and the FDA and other regulatory authorities have substantial discretion in the approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. In addition, the FDA may require post-approval clinical trials or studies as a condition of approval, which also may be costly. The FDA approval for a limited indication or approval with required warning language, such as a boxed warning, could significantly impact our ability to successfully market our product candidates. The FDA also may require adoption of a REMS requiring prescriber training, post-market registries, or otherwise restricting the marketing and dissemination of these products. The FDA may inform us that an approved device, including a companion diagnostic, is required to obtain marketing approval of RLYB212. Companion diagnostics are subject to regulation as medical devices and must be separately approved for marketing by the FDA. Certain of our product candidates will rely on delivery systems, such as PFSs, pen-injectors and/or autoinjectors, and may ultimately be regulated as a drug/device combination product. Although the FDA and similar foreign regulatory agencies have systems in place for the review and approval of combination products, we may experience delays in the development and commercialization of our product candidates due to regulatory timing constraints and uncertainties in the product development and approval process. Despite the time and expense invested in the clinical development of product candidates, regulatory approval is never guaranteed for our product candidates or a companion diagnostic, if required. Assuming successful clinical development, we intend to seek product approvals in countries outside the United States, including in Europe. As a result, we would be subject to regulation by the EMA, as well as the other regulatory agencies in these countries.

Of the large number of drugs in development, only a small percentage successfully complete the regulatory approval processes and are commercialized. This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market our product candidates and we may be forced to abandon our development efforts for our product candidate, which would significantly harm our business, results of operations, and prospects.

The time required to obtain approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that we will never obtain regulatory approval for any product candidate.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we must demonstrate to the satisfaction of the FDA, EMA or other comparable foreign regulatory authority, that such product candidates are safe and effective for their intended uses. Data obtained from preclinical studies and clinical trials are susceptible to varying interpretations, and regulatory authorities may not interpret our data as favorably as we do, which may further delay, limit, or prevent development efforts, clinical trials, or marketing approval. Even if we believe the preclinical or clinical data for our product candidates are sufficient to support approval, such data may not be considered sufficient to support approval by the FDA, EMA and other comparable regulatory authorities.

For example, we have proposed to use real-world data from our FNAIT Natural History Alloimmunization Study to support our development program and related regulatory submissions for RLYB212. Specifically, the natural history study data would assist us in assessing the frequency of women at higher risk of FNAIT among women of different racial and ethnic characteristics and the occurrence of HPA-1a alloimmunization in these women. The natural history studies and other real-world evidence we may submit to support applications for marketing approval may not be accepted by the FDA, EMA, or other comparable foreign regulatory authorities.

The FDA, EMA or other comparable foreign regulatory authority can delay, limit, or deny approval of RLYB212, RLYB116 or any of our other product candidates that we develop or require us to conduct additional preclinical or clinical testing or abandon a program for many reasons, including, but not limited to:

∎	the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

∎	we may be unable to demonstrate to the satisfaction of the FDA, EMA or other comparable foreign regulatory authorities that our product candidate is safe and effective for its proposed indication;

∎

serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates, or other products containing an active ingredient in our product candidates;

∎

negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA, EMA or other comparable foreign regulatory authorities for approval;

∎	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety and efficacy in the full population for which we seek approval;

∎

the FDA, EMA or other comparable foreign regulatory authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States or the applicable foreign jurisdiction;

∎	we may be unable to demonstrate that our product candidate’s clinical and other benefits outweigh its safety risks;

∎	the FDA, EMA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

∎

the data collected from clinical trials of our product candidates may not be acceptable or sufficient to support the submission of a BLA or NDA or to obtain regulatory approval in the United States or elsewhere, and we may be required to conduct additional clinical trials;

∎	the FDA’s or the applicable foreign regulatory authority’s disagreement regarding the formulation, the labeling, and/or the specifications of our product candidates;

∎	the FDA, EMA, or other comparable foreign regulatory authorities may require us to obtain clearance or approval of a companion diagnostic test;

∎	additional time may be required to obtain regulatory approval for our product candidates because they are combination products;

∎

the FDA, EMA or other comparable foreign regulatory authorities may fail to approve or find deficiencies with the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

∎	the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We have never obtained marketing approval for a product candidate. It is possible that the FDA may refuse to accept for substantive review any BLAs or NDAs that we submit for our product candidates or may conclude after review of our data that our applications are insufficient to obtain marketing approval of our product candidates. If the FDA does not accept or approve our BLAs or NDAs for our product candidates, it may require that we conduct additional clinical, preclinical, or manufacturing validation studies and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA-required studies, approval of any BLA or NDA that we submit may be delayed or prevented, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our BLA or NDA. Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing our product candidates, generating revenues, and achieving and sustaining profitability.

Our product candidates target rare diseases and conditions, and the market opportunities for RLYB212 and RLYB116, if approved, may be smaller than we anticipate. As a result, our commercial opportunity may be limited and because the target populations of our product candidates are for rare diseases, we must be able to successfully identify patients and capture a significant market share to achieve profitability and growth.

Our product candidates target rare diseases and conditions. We are developing RLYB212 for the potential prevention of FNAIT, and we estimate that each year greater than 22,000 pregnancies are at high risk for FNAIT in the United States, Canada, United Kingdom, other major European countries and Australia, based on the presence of HLA DRB3*01:01 positive and HPA-1a negative antibody in mothers and HPA-1a positive in the fetus. With respect to RLYB116, we estimate that there are approximately 4,700 patients with PNH and up to 60,000 patients with gMG in the United States. Our projections of the number of eligible patients are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, population statistics and market research, and may prove to be incorrect. Further, new sources may reveal a change in the estimated number of eligible patients, and the number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited or may not be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or gain access to. For example, even if we obtain FDA approval for RLYB212 or RLYB116, the drug may be approved for a target population that is more limited than what we currently anticipate. Furthermore, even if we obtain significant market share for any product candidate, if approved, the potential target populations for our product candidates are for rare diseases, and we may never achieve profitability.

Further, in many cases there are either no or limited screening or diagnostic tests for the indications our product candidates are being developed to potentially treat. For example, the successful prevention of FNAIT in mothers at risk for developing this rare disorder will require identifying expectant mothers who are HPA-1 negative and HLA DRB3*01:01 positive and HPA-1a positive in the fetus. In collaboration with partners, we may develop screening and diagnostics tests to help us to identify individuals at risk, and the FDA, EMA or other comparable foreign regulatory authorities may require us to do so. The lack of screening and diagnostic tests, coupled with the fact that there is frequently limited awareness among certain health care providers concerning the rare diseases we may seek to treat, often means that a proper diagnosis can, and frequently does, take years to identify (or an appropriate diagnosis may never be made for certain patients). As a result, even if one of our product candidates is approved for commercial sale, we may not be able to grow our revenues due to difficulty in identifying eligible patients. There can be no guarantee that any of our programs will be effective at identifying patients that will benefit from our product candidates, and even if we can identify patients that our product candidates can help, the number of patients that our product candidates may ultimately treat may turn out to be lower than we expect, they may not be otherwise amenable to treatment with our product candidates, or new patients may become increasingly difficult to identify, all of which may adversely affect our ability to grow and generate revenue and adversely affect our results of operations and our business. In addition, even in instances where we are able to expand the number of patients being treated, the number may be offset by the number of patients that discontinue use of the applicable product in a given period resulting in a net loss of patients and potentially decreased revenue.

The FDA, EMA or other comparable foreign regulatory authorities could require the clearance or approval of an in vitro diagnostic or companion diagnostic device as a condition of approval for any product candidate that requires or would commercially benefit from such tests. Failure to successfully validate, develop and obtain regulatory clearance or approval for companion diagnostics on a timely basis or at all could harm our drug development strategy and we may not realize the commercial potential of any such product candidate.

If safe and effective use of RLYB212 or any of our other product candidates depends on an in vitro diagnostic, then the FDA generally will require approval or clearance of that test, known as a companion diagnostic, at the same time that the FDA approves our product candidates. The process of development and approval of such diagnostic is time consuming and costly. Companion diagnostics, which provide information that is essential for the safe and effective use of a corresponding therapeutic product, are subject to regulation by the FDA, EMA and other comparable foreign regulatory authorities as medical devices and require separate regulatory approval from therapeutic approval prior to commercialization. The FDA previously has required in vitro diagnostic tests intended to select the patients who will respond to a product candidate to obtain pre-market approval, or PMA, simultaneously with approval of the therapeutic candidate. The PMA process, including the gathering of preclinical and clinical data and the submission and review by the FDA, can take several years or longer. It involves a rigorous pre-market review during which the applicant must prepare and provide FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing, and labeling. After a device is placed on the market, it remains subject to significant regulatory requirements, including requirements governing development, testing, manufacturing, distribution, marketing, promotion, labeling, import, export, record-keeping, and adverse event reporting.

Given our limited experience in developing and commercializing in vitro diagnostic devices, including companion diagnostic tests, we do not plan to develop such tests internally and thus will be dependent on the sustained cooperation and effort of third-party collaborators in developing and obtaining approval for these in vitro diagnostic tests. We may not be able to enter into arrangements with a provider to develop screening and/or diagnostic tests for use in connection with a registrational trial for RLYB212 or for commercialization of RLYB212, or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of RLYB212. We and our future collaborators may encounter difficulties in developing and obtaining approval for the such tests, including issues relating to selectivity/specificity, analytical validation, reproducibility, or clinical validation. Any delay or failure by our collaborators to develop or obtain regulatory approval of in vitro diagnostic tests could delay or prevent approval of RLYB212 or any of our other product candidates. In addition, we, our collaborators or third parties may encounter production difficulties that could constrain the supply of such tests, and both they and we may have difficulties gaining acceptance of the use of such tests by physicians. We believe that adoption of screening and treatment into clinical practice guidelines is important for market access, third-party payer reimbursement, utilization in medical practice and commercial success. Both our collaborators and we may have difficulty gaining acceptance of such screening and/or diagnostic tests into clinical practice guidelines. If such tests fail to gain market acceptance, it would have an adverse effect on our ability to derive revenues from sales, if any, of RLYB212 if it is approved for commercial sale, or any other approved products that require an in vitro diagnostic test. In addition, any collaborator or third-party with whom we contract may decide not to commercialize or to discontinue selling or manufacturing the test that we anticipate using in connection with development and commercialization of our product candidates, or our relationship with such collaborator or third-party may otherwise terminate. We may not be able to enter into arrangements with another provider to obtain supplies of an alternative in vitro diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.

We face significant competition from biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to acquire, develop, and obtain marketing approval for new products on a cost-effective basis and to market them successfully. If a product candidate we develop is approved, we will face intense competition. There are many public and private biopharmaceutical companies, universities, government agencies and other research organizations actively engaged in the research and development of products that may be like our product candidates or address similar markets. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition, the number of companies seeking to develop and commercialize products and therapies competing with our product candidates is likely to increase. However, we seek to build our portfolio with key differentiating attributes to provide a competitive advantage in the markets we target. We believe RLYB212 could be a first-in-class antibody for the prevention of FNAIT, and no direct mechanistic based clinical competition currently exists. Our second product candidate, RLYB116 faces competition from a number of companies for the treatment of patients with PNH and gMG, including Soliris and Ultomiris marketed by Alexion Pharmaceuticals, Inc., or Alexion. If we successfully develop and, if approved, commercialize RLYB116, this therapy may compete, or potentially be used in conjunction, with currently marketed treatments, including Soliris and Ultomiris, and any new therapies that may become available in the future. See “Business—Competition.”

Competition could render any product candidate we develop obsolete, less competitive, or uneconomical. In addition, product candidates developed by our competitors may prove to be more safe or more effective than our product candidates. Our competitors may, among other things:

∎	have significantly greater name recognition and financial, manufacturing, marketing, product development, technical, commercial infrastructure, and human resources than we do;

∎	more effectively recruit and retain qualified scientific and management personnel;

∎	more effectively establish clinical trial sites and patient registration;

∎	develop and commercialize products that are safer, more effective, less expensive, more convenient, or easier to administer, or have fewer or less severe side effects;

∎	obtain quicker regulatory approval;

∎	better protect their patents and intellectual property or acquire technologies that are complementary to, or necessary for, our programs;

∎	implement more effective approaches to sales, marketing, pricing, coverage, market access, and reimbursement; or

∎	form more advantageous strategic alliances or collaborations.

If we are not able to effectively compete for any of the foregoing reasons, our business will be materially harmed.

Disruptions in the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

In response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. In April 2021, the FDA released additional guidance on its handling of inspections during the COVID-19 pandemic, addressing situations where FDA may request to conduct a remote interactive evaluation. While participation in a remote interactive evaluation is voluntary, declining FDA’s guidance could impede the FDA’s ability to make a timely regulatory decision (e.g., regarding adequacy of a clinical trial used in support of a pending application or adequacy of a drug manufacturing operation described in the application). Regulatory authorities outside the United States may also impose similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Even if we obtain FDA approval for a product candidate in the United States, we or our current or future collaborators may never obtain approval for or commercialize the product candidate in any other jurisdiction, which would limit our ability to realize its full market potential.

In order to market any product in a particular jurisdiction, we or our current or future collaborators must establish and comply with numerous and varying regulatory requirements regarding safety and efficacy on a country-by-country basis. Approval by the FDA in the United States does not ensure approval by comparable regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our or our collaborators’ ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time- consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we or our collaborators fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and we will be unable to realize the full market potential of any product we develop.

Even if we obtain regulatory approval for any of our product candidates, we will still face extensive and ongoing regulatory requirements and obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any product candidates.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval preclinical and clinical testing, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, export, import, and advertising and promotional activities for such product, among other things, will be subject to extensive and ongoing requirements of the FDA and other regulatory authorities. These requirements include submissions of safety and other post- marketing information and reports, establishment registration and drug listing requirements, continued compliance with current Good Manufacturing Practice, or cGMP, requirements regarding the distribution of samples to physicians and recordkeeping and Good Laboratory Practice, or GLP, and GCP requirements for non-clinical studies and any clinical trials that we conduct post-approval.

The FDA may also require costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. Additionally, the FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in a manner that is consistent with the provisions of the approved labeling. If we market our products for uses beyond their approved indications or otherwise inconsistent with the FDA-approved labeling, we may be subject to enforcement action for off-label marketing by the FDA and other federal and state enforcement agencies, including the Department of Justice. Violation of the Federal Food, Drug, and Cosmetic Act, or FDCA, and other statutes, including the False Claims Act, and equivalent legislation in other countries relating to the promotion and advertising of prescription products may also lead to investigations or allegations of violations of federal and state and other countries’ health care fraud and abuse laws and state consumer protection laws. Even if it is later determined we were not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our actions and have to divert significant management resources from other matters.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers, or manufacturing processes or failure to comply with regulatory requirements, may yield various results, including, but not limited to:

∎	restrictions on manufacturing such products;

∎	restrictions in the labeling or on the marketing of products;

∎	restrictions on product distribution or use;

∎	requirements to conduct post-marketing studies or additional post-marketing clinical trials;

∎	issuance of warning letters or untitled letters;

∎	refusal to approve pending applications or supplements to approved applications that we submit, or delays in such approvals;

∎	recalls or market withdrawals of products;

∎	fines, restitution, or disgorgement of profits or revenues;

∎	suspension or termination of ongoing clinical trials;

∎	suspension or withdrawal of marketing approvals;

∎	refusal to permit the import or export of our products;

∎	product seizure; and

∎	injunctions, consent decrees, or the imposition of civil or criminal penalties.

If we obtain FDA approval for RLYB212 or RLYB116, safety risks not identified in our prior clinical trials may first appear after we obtain approval and commercialize these product candidates. Any new post-marketing adverse events may significantly impact our ability to market the drugs and may require that we recall and discontinue commercialization of the products. Furthermore, if any confirmatory post-marketing trial fails to confirm the clinical profile or clinical benefits of RLYB212 or RLYB116, the FDA may withdraw its approval, which would materially harm our business.

We also cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. Further, the FDA’s, EMA’s and other comparable regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of a product candidate or increase the costs and regulatory burden of commercialization. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition, and results of operations. Furthermore, non-compliance by us or any collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, may also result in significant financial penalties, which would adversely affect our business.

We may seek Fast Track designation, Breakthrough Therapy designation, or PRIME designation for our product candidates, but we might not receive any such designation, and even if we do, such designation may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening condition, and non-clinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product candidate may qualify for FDA Fast Track designation, for which sponsors must apply. Sponsors of fast track products may have more frequent interactions with the FDA, and, in some circumstances, the FDA may initiate review of sections of a fast track product’s application before the application is complete. We may submit an application for Fast Track designation for RLYB212 and RLYB116. The FDA has broad discretion whether to grant this designation, and we may not receive it. Moreover, even if we receive Fast Track designation, Fast Track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular time frame. We may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

We also may seek a Breakthrough Therapy designation for RLYB212 or other product candidates if future results support such designation. A Breakthrough Therapy is defined as a drug (including biologic) that is intended, alone or in combination with one or more other drugs, to treat a serious condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Sponsors of products that have been designated as breakthrough therapies are eligible to receive more intensive FDA guidance on establishing an efficient drug development program, an organization commitment involving senior managers, and may be eligible for rolling review. Drugs designated as breakthrough therapies by the FDA may also be eligible for other expedited review programs, including accelerated approval and priority review, if supported by clinical data at the time the BLA or NDA is submitted to the FDA.

Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe that RLYB212 meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. Even if we receive Breakthrough Therapy designation, the receipt of such designation may not result in a faster development or regulatory review or approval process compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if RLYB212 qualifies as a Breakthrough Therapy, the FDA may later decide that RLYB212 no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

In the European Union, or EU, we may seek PRIME designation for some of our product candidates in the future. PRIME is a voluntary program aimed at enhancing the EMA’s role to reinforce scientific and regulatory support in order to optimize development and enable accelerated assessment of new medicines that are of major public health interest with the potential to address unmet medical needs. The program focuses on medicines that target conditions for which there exists no satisfactory method of treatment in the EU or even if such a method exists, it may offer a major therapeutic advantage over existing treatments. PRIME is limited to medicines under development and not authorized in the EU and the applicant intends to apply for an initial marketing authorization application through the centralized procedure. To be accepted for PRIME, a product candidate must meet the eligibility criteria in respect of its major public health interest and therapeutic innovation based on information that can substantiate the claims. The benefits of a PRIME designation include the appointment of a CHMP rapporteur to provide continued support and help to build knowledge ahead of a marketing authorization application, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review, meaning reduction in the review time for an opinion on approvability to be issued earlier in the application process. PRIME enables an applicant to request parallel EMA scientific advice and health technology assessment advice to facilitate timely market access. Even if we receive PRIME designation for any of our product candidates, the designation may not result in a materially faster development process, review or approval compared to conventional EMA procedures. Further, obtaining PRIME designation does not assure or increase the likelihood of EMA’s grant of a marketing authorization.

We may be unsuccessful in obtaining or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity. If our competitors are able to obtain orphan drug exclusivity for products that constitute the same drug and treat the same indications as RLYB212 and RLYB116 or any of our other product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and the EU. may designate drugs for relatively small patient populations as orphan drugs. Under the U.S. Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population of more than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the EMA’s Committee for Orphan Medicinal Products evaluates, and the European Commission grants, an orphan drug designation principally to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU. In addition, the product under consideration is indicated for a condition where there exists no satisfactory method of diagnosis, prevention or treatment authorized in the EU or, if such method exists, that the medicinal product will be of significant benefit to those affected by that condition. Each of the FDA and the European Commission has granted orphan drug designation for RLYB211 and RLYB212 for the treatment of FNAIT. We may seek orphan drug designation in the United States and the EU for our other product candidates but may be unsuccessful in doing so. There can be no assurance that the FDA or the EMA’s Committee for Orphan Medicinal Products will consider orphan designation for any indication for which we apply or re-apply, or that we will be able to maintain such designation. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

If a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug or biologic for the same orphan designation for that time period, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the United States, the exclusivity period is seven years. The applicable exclusivity period is ten years in Europe, but such exclusivity period can be reduced to six years in Europe if a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Similarly, in the EU, the market exclusivity can be broken if the holder of the marketing authorization for the original orphan medicinal product is unable to supply sufficient quantities of the medicinal product. In addition, in both the United States and EU, if a different drug is subsequently approved for marketing for the same or a similar indication as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity, which only protects against approval of the “same” drug for the same indication.

We may seek accelerated approval by the FDA for one or more of our product candidates. Accelerated approval by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may in the future seek an accelerated approval for our one or more of our product candidates. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA requires that a sponsor of a product receiving accelerated approval perform a post-marketing confirmatory clinical trial or trials. In addition, the FDA currently requires as a condition for accelerated approval the pre-submission of promotional materials to FDA for review.

Prior to seeking accelerated approval for any of our product candidates, we intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Furthermore, if we decide to submit an application for accelerated approval there can be no assurance that such submission or application will be accepted or that the FDA will determine that the product candidate is eligible for or grant accelerated approval. A failure to obtain any planned accelerated approval for our product candidates would result in a longer time period to commercialization of our product candidates, if approved, could increase the cost of development of our product candidates and could harm our competitive position in the marketplace. If we receive accelerated approval for any of our product candidates, the FDA may withdraw accelerated approval if, among other things, a confirmatory trial required to verify the predicted clinical benefit of the product fails to verify such benefit or if such trial is not conducted with due diligence. Withdrawal of any accelerated approval could substantially harm our business.

Although RLYB211 and RLYB212 have received FDA designation as rare pediatric disease drug products, any marketing application we submit for these products may not qualify for issuance of a rare pediatric disease priority review voucher.

In the United States, RLYB211 and RLYB212 have received designation from the FDA as rare pediatric disease drug products. Receipt of rare pediatric disease designation is a prerequisite to qualifying for receipt of a rare pediatric disease priority review voucher upon approval of a marketing application for the rare pediatric disease drug product. The priority review voucher may be used to obtain priority review of a future marketing application that would not otherwise qualify to receive priority review. Priority review shortens the FDA’s goal for taking action on a marketing application from ten months to six months for an original BLA or NDA from the date of filing. As an alternative to using the priority review voucher to obtain priority review of one of its own marketing applications, the sponsor of a rare pediatric disease drug product receiving a priority review voucher may also sell or otherwise transfer the voucher to another company. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted an application relying on the priority review voucher. The FDA may also revoke any rare pediatric disease priority review voucher if the rare pediatric disease product for which the voucher was awarded is not marketed in the United States within one year following the date of approval.

There is no guarantee that, if we ever submit and obtain approval for RLYB211 or RLYB212 or any other product candidate for which we may obtain rare pediatric disease designation in the future, we will receive a rare pediatric disease priority review voucher. In addition to receiving rare pediatric disease designation, in order to receive a rare pediatric disease priority review voucher, the NDA or BLA must be granted priority review, rely on clinical data derived from studies examining a pediatric population and dosages of the drug intended for that population, not seek approval for a different adult indication in the original rare pediatric disease product application and be for a drug that does not include a previously approved active ingredient. Under current statutory sunset provisions, even if a marketing application meets all of these requirements, FDA may only award a voucher prior to September 30, 2026 and only if the approved product received rare pediatric disease drug product designation prior to September 30, 2024. We cannot be certain that we will receive approval for any of our rare pediatric disease designated products prior to the statutory sunset date, if ever. Moreover, even if we believe that our marketing application meets the other requirements to be eligible to receive a priority review voucher upon approval, FDA may disagree.

The successful commercialization of any product candidate we develop will depend in part on the extent to which regulatory authorities and private health insurers establish coverage and reimbursement. Failure to obtain or maintain coverage and reimbursement for our product candidates, if approved, could limit our or our collaborators’ ability to market those products and decrease our or our collaborators’ ability to generate revenue.

Our ability to obtain coverage and reimbursement for any product candidates by governmental healthcare programs, such as Medicare and Medicaid, private health insurers, and other third-party payors is essential for most patients to be able to afford prescription medications. Our ability to achieve acceptable levels of coverage and reimbursement for products or procedures using our products by regulatory authorities, private health insurers and other third-party payors will therefore have an effect on our ability to successfully commercialize any product candidates we develop. We cannot be sure that coverage and reimbursement will be available for our product candidates, if and when such candidates obtain marketing approval, and any reimbursement that may become available may not be adequate or may be decreased or eliminated in the future.

Moreover, increasing efforts by governmental and third-party payors in the United States to cap or reduce healthcare costs may cause third-party payors to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for any product we commercialize. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed health care and additional legislative, administrative, or regulatory changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense and new products face increasing challenges in entering the market successfully. Third-party payors are increasingly challenging the price and examining the cost-effectiveness of new products in addition to their safety and efficacy. To obtain or maintain coverage and reimbursement for any current or future product, we may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of our product. These studies will be in addition to the studies required to obtain regulatory approvals.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor, and one third-party payor’s decision to cover a particular product does not ensure that other payors will also provide similar coverage. Additionally, the process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the price of such product or establishing the reimbursement rate that the payor will pay for the product once coverage is approved. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and reimbursement will be obtained or will be consistent across payors. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on our product candidates.

We or our collaborators may also be subject to extensive governmental price controls and other market regulations outside of the United States, and we believe the increasing emphasis on cost-containment initiatives in other countries have and will continue to put pressure on the pricing and usage of medical products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we or our collaborators are able to charge for products we or our collaborators commercialize. Accordingly, in markets outside the United States, the reimbursement for products we or our collaborators commercialize may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Even if a product candidate we develop receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Commercial success also will depend, in large part, on the coverage and reimbursement of our product candidates and associated screening and/or diagnostic tests by third-party payors, including private insurance providers and government payors. Various factors will influence whether our product candidates are accepted in the market if approved for commercial sale, including, but not limited to:

∎	the efficacy, safety and tolerability of our products, and potential advantages compared to alternative treatments;

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the clinical indications for which the product is approved, and product labeling or product insert requirements of the FDA, EMA or other comparable foreign regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

∎	the effectiveness of sales and marketing efforts;

∎	the prevalence and severity of any side effects;

∎	the cost of treatment in relation to alternative treatments, including any similar treatments;

∎	our ability to offer our products for sale at competitive prices;
∎	the availability and access to screening and/or diagnostic tests;

∎	the convenience and ease of administration compared to alternative treatments;

∎	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

∎	the strength of marketing and distribution support;

∎	the availability of third-party coverage and reimbursement for any of our products that are approved and any screening and/or diagnostic testing, as appropriate; and

∎	any restrictions on the use of our product together with other medications.

Market acceptance of our product candidates is heavily dependent on patients’ and physicians’ perceptions that our product candidates are safe and effective treatments for their targeted indications and willingness to use screening and/or diagnostic tests to identify at-risk target populations for our therapeutics. The perceptions of any product are also influenced by perceptions of competitors’ products that are in the same class or that have a similar mechanism of action. Because we expect sales of our product candidates, if approved, to generate substantially all our revenues in the foreseeable future, the failure of our product candidates to find market acceptance would harm our business and could require us to seek additional financing.

If approved, our product candidates that are regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, was enacted as part of the Patient Protection and Affordable Care Act, or the ACA, to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still develop and receive approval of a competing biologic, so long as their BLA does not rely on the reference product, sponsor’s data or submit the application as a biosimilar application. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty, and any new policies or processes adopted by the FDA could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of the product candidates we develop that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The approval of a biosimilar of our product candidates could have a material adverse impact on our business due to increased competition and pricing pressure.

If the FDA, EMA or other comparable foreign regulatory authorities approve generic versions of any of our small molecule investigational products that receive marketing approval, or such authorities do not grant our products appropriate periods of exclusivity before approving generic versions of those products, the sales of our products, if approved, could be adversely affected.

Once an NDA is approved, the product covered thereby becomes a “reference listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” commonly known as the Orange Book. Manufacturers may seek approval of generic versions of reference listed drugs through submission of abbreviated new drug applications, or ANDAs, in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical trials to assess safety and efficacy. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labelling as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug is typically lost to the generic product.

The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The FDCA provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity. Specifically, in cases where such exclusivity has been granted, an ANDA may not be submitted to the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference listed drug.

Generic drug manufacturers may seek to launch generic products following the expiration of any applicable exclusivity period we obtain if our products are approved, even if we still have patent protection for such products. Competition that our products could face from generic versions of our products could materially and adversely affect our future revenue, profitability, and cash flows and substantially limit our ability to obtain a return on the investments we have made in those product candidates.

If we are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing any product candidates we develop, if approved.

In order to market and successfully commercialize any product candidates we develop, if approved, we must build our sales and marketing capabilities or enter into collaborations with third parties for these services. We currently have no sales, marketing or distribution capabilities and as a company have no experience in marketing products. If we commercialize any of our product candidates that may be approved ourselves, we will need to develop an in-house marketing organization and sales force across rare disease therapeutic areas, which will require significant expenditures, management resources, and time. There are significant expenses and risks involved with establishing our own sales and marketing capabilities, including our ability to hire, train, retain, and appropriately incentivize a sufficient number of qualified individuals, generate sufficient sales leads and provide our sales and marketing team with adequate access to physicians who may prescribe our products, effectively manage a geographically dispersed sales and marketing team, and other unforeseen costs and expenses. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, and retrain marketing and sales personnel. Any failure or delay in the development of a product candidate that affects the expected timing of commercialization of the product candidate or results in the failure of the product candidate to be commercialized could result in us having prematurely or unnecessarily incurred costly commercialization expenses. Our investment would be lost if we are unable to retain or reposition our sales and marketing personnel.

We may also enter into collaborations for the sales and marketing of our product candidates, if approved. To the extent that we depend on collaborators for sales and marketing activities, any revenues we receive will depend upon the success of those collaborators’ sales and marketing teams and the collaborators’ prioritization of our products and compliance with applicable regulatory requirements, and there can be no assurance that the collaborators’ efforts will be successful. If we are unable to build our own sales and marketing team or enter into a collaboration for the commercialization of product candidates we develop, if approved, we may be forced to delay the commercialization of our product candidates or reduce the scope of our sales or marketing activities, which would have an adverse effect on our business, operating results and prospects.

Risks Related to Our Dependence on Third Parties

We intend to continue to acquire or in-license rights to additional product candidates or collaborate with third parties for the development and commercialization of our product candidates. We may not succeed in identifying and acquiring businesses or assets, in-licensing intellectual property rights or establishing and maintaining collaborations, which may significantly limit our ability to successfully develop and commercialize our other product candidates, if at all, and these transactions could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

We acquired all rights to RLYB211 and RLYB212 from Prophylix in 2019 and rights to RLYB116 and RLYB114 from Sobi in 2019. We also have entered into joint ventures with Exscientia for the development of small molecule therapeutics for rare diseases. An important component of our approach to product development is to acquire or in-license rights to product candidates, products or technologies, acquire other businesses or enter into collaborations with third parties. We may not be able to enter into such transactions on favorable terms, or at all. Any such acquisitions, in-licenses or collaborations may not strengthen our competitive position, and these transactions may be viewed negatively by analysts, investors, customers, or other third parties with whom we have relationships. We may decide to incur debt in connection with an acquisition, or in-license or issue our common stock or other equity securities as consideration for the acquisition, which would reduce the percentage ownership of our existing stockholders. We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the sellers of the acquired business. In addition, we may not be able to successfully integrate the acquired personnel, technologies, and operations into our existing business in an effective, timely, and non-disruptive manner. Such transactions may also divert management attention from day-to-day responsibilities, increase our expenses, and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or in-licenses or the effect that any such transactions might have on our operating results.

We may not realize the anticipated benefits of any current or future collaboration, each of which involves or will involve numerous risks, including:

∎	a collaborator may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale, or downsizing;

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a collaborator may seek to renegotiate or terminate its relationships with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

∎	a collaborator may cease development in therapeutic areas that are the subject of our collaboration;

∎	a collaborator may not devote sufficient capital or resources towards our product candidates, or may fail to comply with applicable regulatory requirements;

∎	a collaborator may change the success criteria for a product candidate, thereby delaying or ceasing development of such candidate;

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a significant delay in initiation of certain development activities by a collaborator will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

∎	a collaborator could develop a product that competes, either directly or indirectly, with our product candidates;

∎	a collaborator with commercialization obligations may not commit sufficient financial resources or personnel to the marketing, distribution, or sale of a product;

∎	a collaborator with manufacturing responsibilities may encounter regulatory, resource, or quality issues and be unable to meet demand requirements;

∎	a collaborator may terminate a strategic alliance;

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a dispute may arise between us and a collaborator concerning the research, development, or commercialization of a product candidate resulting in a delay in milestones or royalty payments or termination of the relationship and possibly resulting in costly litigation or arbitration, which may divert management’s attention and resources; and

∎	a collaborator may use our products or technology in such a way as to invite litigation from a third-party.

If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing, or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborations on acceptable terms or to successfully transition away from terminated collaborations, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense, or find alternative sources of capital, which would have a material adverse impact on our clinical development plans and business. If we fail to establish and maintain collaborations related to our product candidates, we could bear all of the risk and costs related to the development of any such product candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise for which we have not budgeted. This could negatively affect the development and commercialization of our product candidates.

We may face significant competition in identifying and acquiring businesses or assets, in-licensing intellectual property rights and seeking appropriate collaboration partners for our product candidates, and the negotiation process may be time-consuming and complex. In order for us to successfully partner our product candidates, potential collaborators must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other products or product candidates available for licensing from or in connection with collaborations with other companies. Our success in acquiring business or assets or in partnering with collaborators may depend on our history or perceived capability of successful product development. Even if we are successful in our efforts to acquire businesses or assets, in-license intellectual property rights or establish collaborations, we may not be successful in developing such products candidates or technologies or able to maintain such collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing.

Our reliance on a central team consisting of a limited number of employees and third parties who provide various administrative, research and development, and other services across our organization presents operational challenges that may adversely affect our business.

As of June 30, 2021, we had 28 full-time employees, upon whom we rely for various administrative, research and development, business development and other support services shared among our subsidiaries and the Exscientia joint venture. The size of our centralized team may limit our ability to devote adequate personnel, time, and resources to support the operations of all of our subsidiaries and the Exscientia joint venture, including their research and development activities, the management of financial, accounting, and reporting matters, and the oversight of our third-party vendors and partners. If our centralized team or our third party vendors and partners performing such functions fail to provide adequate administrative, research and development, or other services across our entire organization, our business, financial condition, and results of operations could be harmed.

Our employees and independent contractors, including principal investigators, CROs, consultants, vendors, and any third parties we may engage in connection with development and commercialization may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

Misconduct by our employees and independent contractors, including principal investigators, CROs, consultants, vendors and any third parties we may engage in connection with research, development, regulatory, manufacturing, quality assurance and other pharmaceutical functions and commercialization, could include intentional, reckless or negligent conduct or unauthorized activities that violate: (i) the laws and regulations of the FDA, and other similar regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Activities subject to these or other laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in preclinical studies or clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government agency could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us or them and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal, and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

We currently rely and will rely on third parties for the manufacture of drug substance for our preclinical studies and clinical trials and expect to continue to do so for commercialization of any product candidates that we may develop that are approved for marketing. We also rely and will rely on third parties for the design and manufacture of companion diagnostics related to RLYB212 and any other product candidates that may require a companion diagnostic. Our reliance on third parties may increase the risk that we will not have sufficient quantities of such drug substance, product candidates, or any products that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts.

We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing RLYB211, RLYB212 and RLYB116 or any other product candidate. Instead, we rely on and expect to continue to rely on contract manufacturers for the supply of cGMP-drug substance and drug product of RLYB211, RLYB212 and RLYB116 and any other product candidates we develop and, in the future, for commercial supply. Reliance on third parties may expose us to more risk than if we were to manufacture our product candidates ourselves.

We may be unable to establish necessary supply agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

∎	the possible breach of the manufacturing agreement by the third-party;

∎	the possible termination or nonrenewal of the agreement by the third-party at a time that is costly or inconvenient for us;

∎	reliance on the third-party for regulatory compliance, quality assurance, safety, and pharmacovigilance and related reporting; and

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the possible inability of third-party suppliers to supply and/or transport materials, components and products to us in a timely manner as a result of disruptions to the global supply chain, including in connection with the COVID-19 pandemic.

Third-party manufacturers may fail to comply with cGMP regulations or similar regulatory requirements outside the United States. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of our product candidates for our clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Moreover, our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocations, seizures or recalls of product candidates or medicines, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business, financial condition, results of operations, and prospects.

While we provide oversight of manufacturing activities, we have limited ability to control the execution of manufacturing activities by, and are or will be dependent on, our contract manufacturing organizations, or CMOs, for compliance with cGMP requirements for the manufacture of our product candidates by our CMOs. As a result, we are subject to the risk that our product candidates may have manufacturing defects or fail to comply with regulatory requirements, which we have limited ability to prevent. CMOs may also have competing obligations that prevent them from manufacturing our product candidates in a timely manner. If a CMO cannot successfully manufacture drug substance that conforms to our specifications and the regulatory requirements, we will not be able to secure or maintain regulatory approval for the use of our product candidates in clinical trials, or for commercial distribution of our product candidates, if approved. In addition, we have limited control over the ability of our CMOs to maintain adequate quality control, quality assurance, and qualified personnel, and we were not involved in developing our CMOs’ policies and procedures.

The facilities and processes used to manufacture our product candidates are subject to inspection by the FDA, EMA and other comparable foreign authorities. If the FDA, EMA or other comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval or finds deficiencies in the future, we may need to find alternative manufacturing facilities or conduct additional studies, which would delay our development program and significantly impact our ability to develop, obtain regulatory approval for, or commercialize our product candidates, if approved. Furthermore, CMOs may breach existing agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreement at a time that is costly or otherwise inconvenient for us. Finding new CMOs or third-party suppliers involves additional cost and requires our management’s time and focus. In addition, there is typically a transition period when a new CMO commences work. Any significant delay in the supply of our product candidates or the raw materials needed to produce our product candidates, could considerably delay conducting our clinical trials and potential regulatory approval of our product candidates. If we were unable to find an adequate CMO or another acceptable solution in time, our clinical trials could be delayed, or our commercial activities could be harmed.

We rely on and will continue to rely on CMOs to purchase from third-party suppliers the raw materials necessary to produce our product candidates. We have limited ability to control the process or timing of the acquisition of these raw materials by our CMOs. The COVID-19 pandemic may also have an impact on the ability of our CMOs to acquire raw materials. Moreover, we currently do not have any agreements for the production of these raw materials. Supplies of raw materials could be interrupted from time to time and we cannot be certain that alternative supplies could be obtained within a reasonable time frame, at an acceptable cost, or at all. In addition, a disruption in the supply of raw materials could delay the commercial launch of our product candidates, if approved, or result in a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Growth in the costs and expenses of raw materials may also impair our ability to cost effectively manufacture our product candidates. There are a limited number of suppliers for the raw materials that we may use to manufacture our product candidates and we may need to assess alternative suppliers to prevent a possible disruption of the manufacture of our product candidates. Moreover, our product candidates utilize drug substances that are produced on a small scale, which could limit our ability to reach agreements with alternative suppliers.

As part of their manufacture of our product candidates, our CMOs and third-party suppliers are expected to comply with and respect the intellectual property and proprietary rights of others. If a CMO or third-party supplier fails to acquire the proper licenses or otherwise infringes, misappropriates or otherwise violates the intellectual property or the proprietary rights of others in the course of providing services to us, we may have to find alternative CMOs or third-party suppliers or defend against claims of infringement, either of which would significantly impact our ability to develop, obtain regulatory approval for, or commercialize our product candidates, if approved. Further, the extent to which the COVID-19 pandemic impacts our ability to procure sufficient supplies for the development of our product candidates will depend on the severity and duration of the spread of the virus, and the actions undertaken to contain COVID-19 or treat its effects.

In addition, given our limited experience in developing and commercializing companion diagnostics, we do not plan to develop companion diagnostics internally and thus will be dependent on the sustained cooperation and effort of third-party collaborators in developing and obtaining approval for companion diagnostics if required. Reliance on these third-party collaborators exposes us to risks due to our limited control of their activities, including compliance by them with cGMP regulations or similar foreign requirements and inspection of their manufacturing facilities by the FDA or comparable foreign regulatory authorities and their obtaining, maintaining and protecting their intellectual property rights necessary to develop and manufacture companion diagnostics while not infringing on the intellectual property rights of others. We or our third-party collaborators also will need to source raw materials for any companion diagnostics, including obtaining amounts sufficient for widespread adoption of testing and a potential commercial launch of RLYB212, if approved, and we may be dependent on our collaborators to identify and obtain reliable sources of raw materials. Our collaborators also may breach their agreements with us or otherwise fail to perform to our satisfaction, which could impact the development timeline of our product candidates, and we may incur additional costs and delays if we need to transition to a new third-party companion diagnostic partner.

We rely, and will continue to rely, on third parties to conduct, supervise, and monitor our preclinical studies and clinical trials. If we fail to effectively oversee and manage these third parties, if they do not successfully carry out their contractual duties, or if they perform in an unsatisfactory manner, it may harm our business.

We rely, and will continue to rely, on CROs, CRO-contracted vendors, and clinical trial sites to ensure the proper and timely conduct of our clinical trials. Our reliance on CROs for clinical development activities limits our control over these activities, but we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards.

We and our CROs will be required to comply with the GLP requirements for our preclinical studies and GCP requirements for our clinical trials. Regulatory authorities enforce GCP requirements through periodic inspections of trial sponsors, principal investigators, and clinical trial sites. If we, or our CROs, fail to comply with GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or other comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements and may require a large number of patients. Our failure or any failure by our CROs, investigators, CMOs or other third parties to comply with regulatory requirements or to recruit enough patients may delay ongoing or planned clinical trials or require us to repeat clinical trials, which would delay the regulatory approval process. Failure by us or by third parties we engage to comply with regulatory requirements can also result in fines, adverse publicity, and civil and criminal sanctions. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Our CROs, vendors and clinical trial investigators are not our employees, and we do not control whether they devote sufficient time and resources to our clinical trials. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities, which could harm our competitive position. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs and other third parties involved in our preclinical studies and clinical trials, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology. If our CROs and other third parties involved in our trials do not successfully carry out their contractual duties or obligations, or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, any product candidates that we develop. As a result, our financial results and the commercial prospects for any product candidates that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If our relationship with any CROs terminates, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have an adverse impact on our business, financial condition, and prospects.

Risks Related to Healthcare Laws and Other Legal Compliance Matters

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates, if approved, and may affect the prices we may set.

In the United States and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes, and additional proposed changes, to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of health care. For example, in March 2010, the ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. The ACA expanded health care coverage through a Medicaid expansion and the implementation of the individual mandate for health insurance coverage. The ACA also imposed an annual fee payable on manufacturers of branded prescription drugs and biologic agents (other than those designated as orphan drugs) and included changes to the coverage and reimbursement of drug products under government healthcare programs. Such changes included an expansion in the Medicaid drug rebate program and an increase in the statutory minimum rebates a manufacturer must pay under the program as well as a new Medicare Part D coverage gap discount program requiring manufacturers to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period in exchange for coverage of the drugs under Medicare Part D. Under the Trump administration, there were ongoing efforts to modify or repeal all or certain provisions of the Healthcare Reform Act. For example, tax reform legislation was enacted at the end of 2017 that eliminated the tax penalty established under the ACA for individuals who do not maintain the mandated health insurance coverage beginning in 2019. The ACA has also been subject to judicial challenge. For example, in June 2021, the Supreme Court rejected a challenge to the constitutionality of the ACA on the grounds that the states and individuals that brought the challenge did not have standing.

Beyond the ACA, there have been ongoing health care reform efforts, including a number of recent actions. Some recent healthcare reform efforts have sought to address certain issues related to the COVID-19 pandemic, including an expansion of telehealth coverage under Medicare, accelerated or advanced Medicare payments to healthcare providers and payments to providers for COVID-19-related expenses and lost revenues. Other reform efforts affect pricing or payment for drug products, which was a focus of the Trump Administration. For example, subsequent to the ACA, the Medicaid Drug Rebate Program was subject to statutory and regulatory changes and the discount that manufacturers of Medicare Part D brand name drugs must provide to Medicare Part D beneficiaries during the coverage gap increased from 50% to 70%. Several regulations were issued in late 2020 and early 2021, some of which have been and may continue to be subject to scrutiny and legal challenge. For example, courts temporarily enjoined a new “most favored nation” payment model for select drugs covered under Medicare Part B that was to take effect on January 1, 2021 and would limit payment based on international drug price, and the Centers for Medicare & Medicaid Services within the U.S. Department of Health and Human Services, or CMS, subsequently indicated that the rule will not be implemented without further rulemaking. As another example, revisions to regulations under the federal anti-kickback statute would remove protection for traditional Medicare Part D discounts offered by pharmaceutical manufacturers to PBMs and health plans. The revisions to the federal anti-kickback statute regulations referenced above were initially scheduled to take effect in 2022 but have now been delayed to 2023.

The nature and scope of health care reform in the wake of the transition from the Trump administration to the Biden administration remains uncertain but early actions suggest additional changes as well as challenges to actions taken under the Trump administration. President Biden temporarily halted implementation of new rules that were issued immediately prior to the transition from the Trump administration to the Biden administration that had not yet taken effect (which include a number of health care reforms) to allow for review by the new administration. By Executive Order, President Biden directed federal agencies to reconsider rules and other policies that limit Americans’ access to health care and consider actions that will protect and strengthen that access. President Biden supported reforms to lower prescription drug prices during his campaign for the presidency. The American Rescue Plan Act of 2021, comprehensive COVID-19 relief legislation enacted early under the Biden administration, includes a number of healthcare-related provisions, such as support to rural health care providers, increased tax subsidies for health insurance purchased through insurance exchange marketplaces, financial incentives to states to expand Medicaid programs and elimination of the Medicaid drug rebate cap effective in 2024.

General legislative cost control measures may also affect reimbursement for our product candidates. The Budget Control Act, as amended, resulted in the imposition of 2% reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect through 2030 (except May 1, 2020 to December 31, 2021) unless additional Congressional action is taken. The Congressional Budget Office has indicated that the American Rescue Plan Act of 2021 will likely trigger a statutory provision that requires that automatic payment cuts be put into place if a statutory action creates a net increase in the deficit and require reductions in Medicare spending. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on our results of operations.

Adoption of new legislation at the federal or state level could affect demand for, or pricing of, any future products if approved for sale. We cannot, however, predict the ultimate content, timing or effect of any changes to the ACA or other federal and state reform efforts. There is no assurance that federal or state health care reform will not adversely affect our future business and financial results.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been administration efforts, Congressional inquiries and proposed federal and state legislation designed to bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient assistance programs and reform government program reimbursement methodologies for drugs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. We expect that additional U.S. federal healthcare reform measures will be implemented in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, measures designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition, and prospects. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. These reforms could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

In markets outside of the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. If we, or any third parties we may engage, are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Our business operations and current and future relationships with contractors, investigators, healthcare professionals, consultants, third-party payors, patient organizations, customers, and others will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with contractors, investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell, and distribute our product candidates, if approved. Such laws, some of which may apply only after our products are approved for marketing, include:

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U.S. federal false claims, false statements and civil monetary penalties laws prohibiting, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment of government funds or knowingly making, or causing to be made, a false statement to get a false claim paid;

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U.S. federal healthcare program anti-kickback law, which prohibits, among other things, persons from offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for, or the purchasing or ordering of, a good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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U.S. the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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U.S. FDCA, which among other things, strictly regulates drug marketing, prohibits manufacturers from marketing such products prior to approval or for off-label use and regulates the distribution of samples;

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U.S. federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to regulatory authorities or private entities, often as a condition of reimbursement under government healthcare programs;

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U.S. federal Open Payments (or federal “sunshine” law), which requires pharmaceutical and medical device companies to monitor and report certain financial interactions with certain healthcare providers to the CMS for re-disclosure to the public, as well as ownership and investment interests held by physicians and their immediate family members;

∎	U.S. federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws; state laws requiring pharmaceutical companies to comply with specific compliance standards, restrict financial interactions between pharmaceutical companies and healthcare providers or require pharmaceutical companies to report information related to payments to health care providers or marketing expenditures; and state laws governing privacy, security, and breaches of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts;

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similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of personal information, such as, where applicable, the General Data Protection Regulation, or GDPR, which imposes obligations and restrictions on the collection, use, and disclosure of personal data relating to individuals located in the EU and the European Economic Area, or EEA, (including health data). See “—Our business operations may subject us to data protection laws, including the GDPR, the United Kingdom GDPR, the California Consumer Privacy Act and other similar laws”; and

∎	laws and regulations prohibiting bribery and corruption such as the FCPA, which, among other things, prohibits U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations or foreign government-owned or affiliated entities, candidates for foreign public office, and foreign political parties or officials thereof.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare and other laws and regulations will involve substantial costs. Given the breadth of the laws and regulations and narrowness of any exceptions, limited guidance for certain laws and regulations and evolving government interpretations of the laws and regulations, regulatory authorities may possibly conclude that our business practices may not comply with healthcare laws and regulations, including our consulting agreements and other relationships with healthcare providers.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to actions including the imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements, or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Further, defending against any such actions can be costly, time consuming, and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Our business operations may subject us to data protection laws, including the GDPR, the United Kingdom GDPR, the California Consumer Privacy Act and other similar laws.

The GDPR applies to companies established in the EEA, as well as to companies that are not established in the EEA and which collect and use personal data in relation to (i) offering goods or services to, or (ii) monitoring the behavior of, individuals located in the EEA. If we conduct clinical trial programs in the EEA (whether the trials are conducted directly by us or through a clinical vendor or collaborator), or enter into research collaborations involving the monitoring of individuals in the EEA, or market our products to individuals in the EEA, we will be subject to the GDPR. The GDPR puts in place stringent operational requirements for processors and controllers of personal data, including, for example, high standards for obtaining consent from individuals to process their personal data (or reliance on another appropriate legal basis), the provision of robust and detailed disclosures to individuals about how personal data is collected and processed (in a concise, intelligible and easily accessible form), an individual data rights regime (including access, erasure, objection, restriction, rectification and portability), maintaining a record of data processing, data export restrictions governing transfers of data from the EEA, short timelines for data breach notifications to be given to data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches, and limitations on retention of information. The GDPR also puts in place increased requirements pertaining to health data and other special categories of personal data, as well as a definition of pseudonymized (i.e., key-coded) data. Further, the GDPR provides that EEA member states may establish their own laws and regulations limiting the processing of genetic, biometric, or health data, which could limit our ability to collect, use, and share such data and/or could cause our costs to increase. In addition, there are certain obligations if we contract third-party processors in connection with the processing of personal data. If our or our collaborators’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data, or fines of up to 20 million Euros or up to 4% of our total worldwide annual revenue of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, including class-action type litigation, negative publicity, reputational harm and a potential loss of business and goodwill.

Further, from January 1, 2021, we may also have to comply with the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR with fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term. On June 28, 2021 the European Commission issued an adequacy decision in respect of the UK’s data protection framework, enabling data transfers from EU member states to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs it could lead to additional costs and increase our overall risk exposure.

Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. Most recently, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EEA to US entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The CJEU went on to state that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. On June 4, 2021, the European Commission released two revised sets of standard contractual clauses, which have been designed in part to assist organisations in meeting the requirement of the CJEU’s judgment. However, it is unclear how the use of these clauses will be scrutinised and enforced by supervisory authorities and privacy interest groups, and the process of entering into agreements with new standard contractual clauses, and updating our existing agreements that contain the previous clauses, may lead to additional costs and increase our overall risk exposure.

These recent developments may require us to review and amend the legal mechanisms by which we make and/ or receive personal data transfers to/ in the United States. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. While we do not believe that we are directly subject to HIPAA as either a “covered entity” or “business associate,” U.S. sites at which we conduct clinical trials are likely to be covered entities and thus must ensure that they obtain adequate patient authorization or establish another basis under HIPAA to disclose a clinical trial subject’s individually identifiable health information to us and other entities participating in our clinical trials.

In the United States, The California Consumer Privacy Act, or the CCPA, came into effect in January 2020 and, among other things, requires new disclosures to California individuals and affords such individuals new abilities to opt out of certain sales of personal information, and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Because we have not yet generated revenue and do not meet the CCPA’s other jurisdictional tests, we do not yet meet the applicable threshold for CCPA to apply to our business. If our business becomes subject to CCPA in the future, it could increase our compliance costs and potential liability. Further, the California Privacy Rights Act, or the CPRA, recently passed in California, which will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, though the obligations for covered businesses will apply to any personal information collected after January 1, 2022. Similar laws have been proposed or passed at the U.S. federal and state level, including the Virginia Consumer Data Protection Act, which will take effect on January 1, 2023. We will need to review periodically our operations in comparison to developments in such laws.

We are subject to environmental, health and safety laws and regulations, and we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.

Our operations, including our development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release, and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds, and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, the production efforts of our third-party manufacturers or our development efforts may be interrupted or delayed.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and enforce patent protection for our technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others, or may license from others, particularly patents, in the United States and other countries with respect to any proprietary technology and product candidates we develop. We seek to protect our proprietary position by filing patent applications in the United States and select other countries related to our technologies and product candidates that are important to our business and by in-licensing intellectual property related to such technologies and product candidates. If we are unable to obtain or maintain patent protection in jurisdictions important to our business with respect to any proprietary technology or product candidate, our business, financial condition, results of operations and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, defend or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. In some circumstances involving technology that we license from third parties, we do not have the sole right to control the preparation, filing and prosecution of patent applications or to maintain, enforce and defend the in-licensed patents. Therefore, these in-licensed patents and applications may not be prepared, filed, prosecuted, maintained, defended and enforced in a manner consistent with the best interests of our business.

The patent rights of pharmaceutical and biotechnology companies generally are highly uncertain, involve complex legal and factual questions and have been the subject of much litigation in recent years. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged in the U.S. or in numerous foreign jurisdictions. Various courts, including the United States Supreme Court, have rendered decisions that affect the scope of patent eligibility of certain inventions or discoveries relating to biotechnology. These decisions conclude, among other things, that abstract ideas, natural phenomena and laws of nature are not themselves patent eligible subject matter. Precisely what constitutes a law of nature or abstract idea is uncertain, and certain aspects of our technology could be considered ineligible for patenting under applicable law. In addition, the scope of patent protection outside the United States is uncertain, and laws of foreign countries may not protect our rights to the same extent as the laws of the United States or vice versa. For example, European patent law precludes the patentability of methods of treatment of the human body. With respect to both owned and in-licensed patent rights, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents that protect our technology and product candidates, in whole or in part, in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Changes in either the patent laws or interpretation of the patent laws in the United States or other countries may diminish the value of our patents and our ability to obtain, protect, maintain, defend and enforce our patent rights, narrow the scope of our patent protection and, more generally, affect the value or narrow the scope of our patent rights.

Further, third parties may have intellectual property rights relating to our product candidates of which we are unaware. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases are not published at all. Therefore, neither we nor our licensors can know with certainty whether either we or our licensors were the first to make the inventions claimed in the patents and patent applications we own or in-license now or in the future, or that either we or our licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our owned and in-licensed patent rights are uncertain.

We, or our licensors, may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others in the United States and/or foreign countries. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. If the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our owned and in-licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and in-licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such challenges also may result in substantial cost and require significant time from our management and employees, even if the eventual outcome is favorable to us. Furthermore, our competitors may be able to circumvent our owned or in-licensed patents by developing similar or alternative technologies or products in a non-infringing manner. For these reasons, our owned and in- licensed patent portfolio may not provide us with sufficient rights to exclude others from using or commercializing technology and products similar or identical to any of our technology and product candidates for any period of time.

Patent terms may not protect our competitive position for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are approved for use or commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours during periods when commercial exclusivity would be valuable to us.

If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, which if granted could extend the term of our marketing exclusivity for any product candidates we may develop, our business may be materially harmed.

In the United States, the term of a patent that covers an FDA-approved drug may be eligible for limited patent term extension, or PTE, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permits a PTE of up to five years beyond the expiration date of the patent. The length of the PTE is related to the length of time the drug is under regulatory review. A PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. In addition, the patent term of only one patent applicable to an approved drug may be extended, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar provisions are available in Europe and certain other non-United States jurisdictions to extend the term of a patent that covers an approved drug. While, in the future, if and when our product candidates receive FDA approval, we expect to apply for PTEs on patents covering those product candidates, there is no guarantee that the applicable authorities will agree with our assessment of whether such extensions should be granted and, even if granted, the length of such extensions. We may not be granted PTE either in the United States or in any foreign country, even where that patent is eligible for PTE, if, for example, we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the regulatory authority could be less than we request. If we obtain such an extension, it may be for a shorter period than we had sought. If we are unable to obtain any PTE or the term of any such extension is less than we request, our competitors may obtain approval of competing products following the expiration of our patent rights, and our business, financial condition, results of operations and prospects could be materially harmed.

Furthermore, for any future licensed patents, we may not have the right to control prosecution, including filing with the USPTO or any foreign agency, of a petition for PTE under the Hatch-Waxman Act or analogous foreign provisions. Thus, for example, if one of our licensed patent applications, if granted, is eligible for PTE under the Hatch-Waxman Act, we may not be able to control whether a petition to obtain a PTE is filed, or obtained from the USPTO.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of patent laws in the United States or other jurisdictions, including patent reform legislation such as the U.S. Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase the uncertainties and costs surrounding the prosecution of our owned and in-licensed patent applications and the maintenance, enforcement or defense of our owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These changes include provisions that switched the United States from a first- to-invent system to a first-inventor-to-file system, affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents and enable third-party submission of prior art to the USPTO during patent prosecution, and provide additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, under the Leahy-Smith Act and pursuant to foreign laws outside of the United States, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. Such laws could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has increased uncertainty with respect to the validity and enforceability of patents once obtained. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

We may become involved in lawsuits to protect or enforce our patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate patents or other intellectual property that we or our licensors may own, obtain or acquire. As a result, we or our licensors may need to file infringement, misappropriation or other intellectual property claims, which can be expensive and time-consuming. Any claims we assert against others could provoke them to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property rights.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. In a patent infringement proceeding, the perceived infringers could counterclaim that the patents we or our licensors have asserted are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are common. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition proceedings in the European Patent Office. The outcomes of allegations of invalidity or unenforceability are unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art of which the patent examiner and we or our licensing partners were unaware during prosecution.

An adverse result in any such proceeding could put one or more of our current or future owned or in- licensed patents at risk of being invalidated or interpreted narrowly and could put any of our owned or in- licensed patent applications at risk of not yielding an issued patent. A court may also refuse to stop the third-party from using the technology at issue in a proceeding, for example, on the basis that our owned or in-licensed patents do not cover that technology. Furthermore, if the breadth or strength of protection provided by our current or future patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products, diagnostic tests, or services.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information or trade secrets could be compromised by disclosure during litigation. Any of the foregoing could allow third parties to develop and commercialize competing technologies and products and have a material adverse impact on our business, financial condition, results of operations and prospects.

Third parties may allege that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. There is considerable patent and other intellectual property litigation in the pharmaceutical and biotechnology industries. We may become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and product candidates, including interference proceedings, post grant review, inter partes review and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, including our competitors, exist in the fields in which we are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our technologies or product candidates may be subject to claims that they infringe the patent rights of third parties. Our competitors and others may have significantly larger and more mature patent portfolios than we have. In addition, future litigation may be initiated by patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may provide little or no deterrence or protection. Competitors may also assert that our product candidates infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources and management attention to defend. The risks of being involved in such litigation and proceedings may increase if and as our product candidates near commercialization and as we gain greater visibility as a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of merit. Because patent applications can take many years to issue, pending patent applications may result in issued patents that our product candidates infringe. For example, there may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the discovery, use or manufacture of our product candidates or technologies. We may not be aware of all such intellectual property rights potentially relating to our technology and product candidates, or we may incorrectly conclude that third-party intellectual property is invalid or that our activities and product candidates do not infringe the intellectual property rights of third parties. Thus, we do not know with certainty that our technology and product candidates, or our development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third-party’s intellectual property rights.

A court could hold that third-party patents are valid, enforceable and infringed. In order to successfully challenge the validity of any such United States patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one that requires us to present clear and convincing evidence as to the invalidity of the claims of any such United States patent, there is no assurance that a court would invalidate the claims of any such United States patent.

Parties making claims against us may obtain injunctive or other equitable relief. For example, if any third-party patents were held to cover the manufacturing process of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidates. In the event of a successful claim of infringement against us, we may also have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, indemnify customers, collaborators or other third parties, seek new regulatory approvals, and redesign our infringing products, which may not be possible or practical. If we are found to infringe, misappropriate or otherwise violate a third-party’s intellectual property rights, we may be required to obtain a license from such third-party to continue developing, manufacturing and marketing our technology and product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us and could require us to make substantial licensing and royalty payments. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual property litigation or other legal proceedings relating to intellectual property could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities, which would impair our ability to pursue our business. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our adversaries may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and may also have an advantage in such proceedings due to their more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could compromise our ability to compete in the marketplace.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance, renewal and annuity fees and various other government fees on any issued patent and pending patent application must be paid to the USPTO and foreign patent agencies in several stages or annually over the lifetime of our owned and in-licensed patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application and prosecution process. In certain circumstances, we may rely on our licensing partners to pay these fees to, or comply with the procedural and documentary rules of, the relevant patent agency. With respect to our patents, we rely on an annuity service, outside firms, and outside counsel to remind us of the due dates and to make payment after we instruct them to do so. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, potential competitors might be able to enter the market with similar or identical products or technology. If we or our licensors fail to maintain the current and future patents and patent applications covering our product candidates, our competitors might be able to enter the market with similar or identical products or technology, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we are unable to obtain licenses from third parties on commercially reasonable terms, our business could be harmed.

In addition to our existing licensing agreements, it may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, if approved, in which case we would be required to obtain a license from these third parties. The in-licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to in-license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. In addition, we expect that competition for the in-licensing or acquisition of third-party intellectual property rights for product candidates that are attractive to us may increase in the future, which may mean fewer suitable opportunities for us as well as higher acquisition or licensing costs. If we are unable to license such technology, or if we are forced to license such technology on unfavorable terms, such as substantial licensing or royalty payments, our business could be materially harmed. If we are unable to obtain a necessary license, the third parties owning such intellectual property rights could seek an injunction prohibiting our sales or we may be unable to otherwise develop or commercialize the affected product candidates, which could materially harm our business. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

If we are unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology and product candidates, which could harm our business, financial condition, results of operations, and prospects significantly.

If we fail to comply with our obligations in our intellectual property licenses with third parties, or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We are party to license agreements that impose, and we may enter into additional licensing and funding arrangements with third parties that may impose, among other things, diligence, development, and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Under our existing licensing agreements, including our license agreement with Affibody, we are obligated to pay milestones and royalties on net product sales of product candidates or related technologies to the extent they are covered by the agreements. If we fail to comply with such obligations under current or future license and funding agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements, or our counterparties may require us to grant them certain rights. Such an occurrence could materially adversely affect the value of any product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, which would have a material adverse effect on our business, financial condition, results of operations, and prospects, or impede, delay or prohibit the further development or commercialization of, one or more product candidates that rely on such agreements.

Disputes may arise regarding intellectual property that is or becomes subject to a licensing agreement, including:

∎	the scope of rights granted under the license agreement and other matters of contract interpretation;

∎	whether and the extent to which our technology and processes infringe the intellectual property rights of the licensor that are not subject to the licensing agreement;

∎	whether our licensor or its licensor had the right to grant the license agreement;

∎	whether third parties are entitled to compensation or equitable relief, such as an injunction, for our use of the intellectual property rights without their authorization;

∎	our involvement in the prosecution of licensed patents and our licensors’ overall patent enforcement strategy;

∎	the amounts of royalties, milestones or other payments due under the license agreement;

∎	the sublicensing of patent and other rights under collaborative development relationships;

∎	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

∎	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

∎	the priority of invention of patented technology.

If we do not prevail in such disputes, we may lose any or all of our rights under such license agreements.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected technology and product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Despite our efforts, our licensors or future licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors could seek regulatory approval for and market products and technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Third parties may attempt to develop and commercialize competitive products in foreign countries where we do not have any patent protection and/or where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, and even where such protection is nominally available, adequate judicial and governmental enforcement of such intellectual property rights may be lacking. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling our inventions in such countries or importing products made using our inventions into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection or licenses, but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical and biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, certain jurisdictions do not protect, to the same extent as the United States or at all, inventions that constitute new methods of treatment.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries, including India, China and certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition, results of operations, and prospects may be adversely affected.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor, co-inventor, owner or co-owner. For example, we or our licensors or collaborators may have inventorship or ownership disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ or collaborators’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors or collaborators fail in defending any such claims, we may be required to pay monetary damages and we may also lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims by third parties asserting that our employees, consultants or contractors have wrongfully used or disclosed confidential information of such third parties, or that they have wrongfully used or disclosed alleged trade secrets of their current or former employers, or that we have misappropriated their intellectual property, or that they own what we regard as our own intellectual property.

Many of our employees, consultants and contractors were previously employed at or engaged by universities or other pharmaceutical or biotechnology companies, including our competitors or potential competitors. Many of them executed proprietary rights, non-disclosure and/or non-competition agreements in connection with such previous employment or engagement. Although we try to ensure that the individuals who work for us do not use the intellectual property rights, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or they have, inadvertently or otherwise, used, infringed, misappropriated or otherwise violated the intellectual property rights, or disclosed the alleged trade secrets or other proprietary information, of these former employers, competitors or other third parties. We may also be subject to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. Any litigation or the threat of litigation may adversely affect our ability to hire employees or engage consultants and contractors. A loss of key personnel or their work product could hamper or prevent us from developing and commercializing products and product candidates, which could harm our business.

In addition, while it is our policy to require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in obtaining such an agreement from each party who in fact develops intellectual property that we regard as our own. Our intellectual property assignment agreements with them may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we fail in prosecuting or defending any such claims, we may be required to pay monetary damages, and we may also lose valuable intellectual property rights or personnel, which could have a material adverse effect on our competitive position and prospects. Such intellectual property rights could be awarded to a third-party, and we could be required to obtain a license from such third-party to commercialize our technology or products, which license may not be available on commercially reasonable terms, or at all, or such license may be non-exclusive. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and employees.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information to maintain our competitive position. We seek to protect our trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us.

Furthermore, we expect that, over time, our trade secrets, know-how and proprietary information may be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel to and from academic and industry scientific positions. Consequently, without costly efforts to protect our proprietary technology, we may be unable to prevent others from exploiting that technology, which could affect our ability to expand in domestic and international markets. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position would be materially and adversely harmed.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. These security measures may be breached, and we may not have adequate remedies for any breach.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these trademarks or trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark or trade name infringement claims brought by owners of other registered trademarks or trade names that incorporate variations of our trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks and trade names may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain a competitive advantage. For example:

∎	we or our license partners or current or future collaborators might not have been the first to file patent applications covering our or their inventions;

∎	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;

∎	it is possible that our owned and in-licensed pending patent applications or those we may own or in-license in the future will not lead to issued patents;

∎	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

∎

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

∎	we cannot ensure that any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product candidates;

∎

we cannot ensure that any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates or will provide us with any competitive advantages;

∎	we cannot ensure that our commercial activities or product candidates will not infringe upon the patents of others;

∎	we cannot ensure that we will be able to successfully commercialize our product candidates on a substantial scale, if approved, before the relevant patents that we own or license expire;

∎	we may not develop additional proprietary technologies that are patentable;

∎	the patents of others may harm our business; and

∎	we may choose not to seek patent protection in order to maintain certain trade secrets or know- how, and a third-party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Our Employees, Managing Our Growth and Our Operations

Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

We are highly dependent on the expertise of the principal members of our management, scientific, and clinical teams. Our scientific and clinical development personnel have extensive experience developing and implementing novel clinical trial designs and successfully conducting clinical trials in never-before treated patient populations. If we lose one or more of our executive officers or key employees, our ability to execute our programs and implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize product candidates successfully.

Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous biotechnology and pharmaceutical companies for similar personnel. We may also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

Many of our employees were previously employed by Alexion, a potential competitor. To the extent we employ or engage personnel from competitors, we may be subject to allegations that such individuals have been improperly solicited or have divulged proprietary or other confidential information, or that their former employers own their research output.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development, regulatory, and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities or lease or acquire new facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our computer systems, as well as those of our CROs and other contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural and manmade disasters (including hurricanes), terrorism, war, and telecommunication and electrical failures. While we do not believe that we have experienced any such system failure or accident to date, if such an event were to occur and cause interruptions in our or their operations, it could result in delays and/or material disruptions of our research and development programs. For example, the loss of preclinical or clinical trial data from completed, ongoing, or planned trials, or the loss of other proprietary data, could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we currently rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability, and the development of our product candidates could be delayed.

Our proprietary or confidential information may be lost, or we may suffer security breaches.

The U.S. federal and various state and foreign governments have enacted or proposed requirements regarding the collection, distribution, use, security and storage of personally identifiable information and other data relating to individuals. In the ordinary course of our business, we and third parties with which we have relationships will continue to collect and store sensitive data, including clinical trial data, proprietary business information, personal data and personally identifiable information of our clinical trial subjects and employees, in data centers and on networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our and our collaborators’ security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, breaches due to employee error, technical vulnerabilities, malfeasance, or other disruptions. Several proposed and enacted federal, state and international laws and regulations obligate companies to notify individuals of security breaches involving personally identifiable information, which could result from breaches experienced by us or by third parties, including collaborators, vendors, contractors, or other organizations with which we have formed strategic relationships. Although, to our knowledge, neither we nor any such third parties have experienced any material security breach, and even though we may have contractual protections with such third parties, any such breach could compromise our or their networks and the information stored therein could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure, notifications, follow-up actions related to such a security breach or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and significant costs, including regulatory penalties, fines, and legal expenses, and such an event could disrupt our operations, cause us to incur remediation costs, damage our reputation, and cause a loss of confidence in us and our or such third parties’ ability to conduct clinical trials, which could adversely affect our reputation and delay the clinical development of our product candidates.

Risks Related to this Offering and Our Common Stock

We do not know whether a market will develop for our common stock or what the market price of our common stock will be, and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for our common stock was determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. As a result, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

∎	the success of existing or new competitive product candidates or technologies;

∎	the timing and results of preclinical studies for any product candidates that we may develop;

∎	failure or discontinuation of any of our product development and research programs;

∎	the success of the development of companion diagnostics, if required, for use with our product candidates;

∎

results of preclinical studies, clinical trials, or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;

∎	commencement or termination of collaborations for our product development and research programs;

∎	regulatory or legal developments in the United States and other countries;

∎	developments or disputes concerning patent applications, issued patents, or other proprietary rights;

∎	the recruitment or departure of key personnel;

∎	the level of expenses related to any of our research programs or product candidates that we may develop;

∎	the results of our efforts to develop additional product candidates or products;

∎	actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

∎	announcement or expectation of additional financing efforts;

∎	sales of our common stock by us, our insiders or other stockholders;

∎	expiration of market stand-off or lock-up agreement;

∎	effects of public health crises, pandemics and epidemics, such as COVID-19;

∎	variations in our financial results or those of companies that are perceived to be similar to us;

∎	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

∎	changes in the structure of healthcare payment systems;

∎	market conditions in the pharmaceutical and biotechnology sectors;

∎	general economic, industry, and market conditions; and

∎	the other factors described in this “Risk Factors” section and elsewhere in this prospectus.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. The market price of our common stock may decline below the initial public offering price, and you may lose some or all of your investment. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $7.66 per share, representing the difference between the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma net tangible book value per share after giving effect to this offering. To the extent that shares are issued upon the exercise of options or the underwriters exercise their option to purchase additional shares, you will incur further dilution. For a further description of the dilution you will experience immediately after this offering, see “Dilution.”

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 30,749,972 shares of common stock outstanding, or 31,612,472 shares if the underwriters exercise their option to purchase additional shares in full, in each case based on the 24,999,972 shares of our common stock outstanding as of June 30, 2021. Of these shares, the 5,750,000 shares (or 6,612,500 shares if the underwriters exercise their option to purchase additional shares in full) we are selling in this offering may be resold in the public market immediately, unless purchased by our affiliates. The remaining 24,999,972 shares are currently restricted under securities laws or as a result of lock-up or other agreements, but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of 23,061,474 shares of our common stock will have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also plan to register all shares of common stock that we may issue under our equity compensation plans or that are issuable upon exercise of outstanding options. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.

After this offering, our directors and executive officers and their affiliates will beneficially own shares representing approximately 57% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of these holders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant share price volatility in recent years. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain on an investment in our common stock in the foreseeable future. See “Dividend Policy” for additional information.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may remain an emerging growth company until December 31, 2026. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX Section 404, not being required to comply with any requirement that may be adopted by the Public

Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period, or (ii) no longer qualify as an emerging growth company. Therefore, the reported results of operations contained in our financial statements may not be directly comparable to those of other public companies.

Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective prior to the closing of this offering, and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Our amended and restated certificate of incorporation and bylaws, which will become effective prior to the closing of this offering, include provisions that:

∎

authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

∎	create a classified board of directors whose members serve staggered three-year terms;

∎	specify that special meetings of our stockholders can be called only by our board of directors;

∎	prohibit stockholder action by written consent;

∎

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

∎	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

∎	provide that our directors may be removed only for cause;

∎	specify that no stockholder is permitted to cumulate votes at any election of directors;

∎	expressly authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and

∎	require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.

In addition, because we are incorporated in the State of Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation will designate the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, which will become effective prior to the closing of this offering, will provide that, subject to limited exceptions, the state or federal courts (as appropriate) within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (4) action against us or any of our directors or officers involving a claim or defense arising pursuant to the Exchange Act or the Securities Act, or (5) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision. If the federal forum provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The federal forum provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

General Risks

A variety of risks associated with operating internationally could materially adversely affect our business.

Our business strategy includes potentially expanding internationally. Doing business internationally involves several risks, including, but not limited to:

∎

multiple, conflicting, and changing laws and regulations, such as privacy regulations, tax laws, export and import restrictions, economic sanctions laws and regulations, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

∎	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

∎	additional potentially relevant third-party patent rights;

∎	complexities and difficulties in obtaining protection and enforcing our intellectual property;

∎	difficulties in staffing and managing foreign operations;

∎	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

∎	limits in our ability to penetrate international markets;

∎

financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

∎	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions;

∎	certain expenses, including, among others, expenses for travel, translation, and insurance; and

∎

regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, its books and records provisions, or its anti-bribery provisions, as well as other applicable laws and regulations prohibiting bribery and corruption.

Any of these factors could significantly harm any future international expansion and operations and, consequently, our results of operations.

U.S. federal income tax reform could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review through the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, the Tax Cuts and Jobs Act, or the TCJA, was enacted in 2017 and significantly reformed the Code. The TCJA, among other things, contains significant changes to corporate and individual taxation, some of which could adversely impact an investment in our common stock. Additionally, on March 27, 2020, President Trump signed into law the CARES Act, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 pandemic, including temporary beneficial changes to the treatment of NOLs, interest deductibility limitations and payroll tax matters. There also may be technical corrections legislation or other legislative changes proposed with respect to the TCJA and CARES Act, the effects of which cannot be predicted and may be adverse to us or our stockholders. Future changes in tax laws could have a material adverse effect on our business, cash flows, financial condition or results of operations. In particular, the recent presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on our customers and suppliers. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

Potential clinical trial or product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The use of any product candidates we may develop in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of clinical trial and product liability claims. Clinical trial or product liability claims might be brought against us by patients, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, clinical trial or product liability claims may result in:

∎	impairment of our business reputation and significant negative media attention;

∎	withdrawal of participants from our clinical trials;

∎	significant costs to defend the litigation;

∎	distraction of management’s attention from our primary business;

∎	substantial monetary awards to patients or other claimants;

∎	inability to commercialize a product candidate;

∎	product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	decreased market demand for any product; and

∎	loss of revenue.

The clinical trial and product liability insurance we currently carry, and any additional clinical trial and product liability insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any product candidate, we intend to acquire insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful clinical trial or product liability claim, or series of claims, brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operation and business, including preventing or limiting the commercialization of any product candidates we develop.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, or additional global financial crises, could result in a variety of risks to our business, including weakened demand for our product candidates, if approved, or our ability to raise additional capital when needed on acceptable terms, if at all. For example, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets. Similarly, the significant volatility associated with the COVID-19 pandemic has caused significant instability and disruptions in the capital and credit markets. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Market, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:

∎	the timing of our planned CTA submission for RLYB116;

∎

the initiation, timing, progress, results, and cost of our research and development programs, and our current and future preclinical and clinical studies, including statements regarding the timing of initiation and completion of our clinical trials for RLYB211, RLYB212, and RLYB116, and the natural history study for our FNAIT prevention program, and related preparatory work, and the period during which the results of the trials will become available;

∎	the success, cost and timing of our clinical development of our product candidates, including RLYB212, RLYB116 and RLYB114;

∎	the timing of our planned nomination of a compound for our ENPP1 program under our joint venture with Exscientia;

∎	our ability to initiate, recruit and enroll patients in and conduct our clinical trials at the pace that we project;

∎	our ability to obtain and maintain regulatory approval of our product candidates, and any related restrictions, limitations or warnings in the label of any of our product candidates, if approved;

∎	our ability to compete with companies currently marketing or engaged in the development of treatments for diseases that our product candidates are designed to target, including PNH and gMG;

∎	our reliance on third parties to conduct our clinical trials;

∎	our reliance on third parties to manufacture drug substance for use in our clinical trials;

∎

the size and growth potential of the markets for RLYB212, RLYB116, RLYB114 and any of our current product candidates or other product candidates we may identify and pursue, and our ability to serve those markets;

∎	our ability to expand our pipeline through collaborations, partnerships and other transactions with third parties;

∎	our ability to identify and advance through clinical development any additional product candidates;

∎

the commercialization of our current product candidates and any other product candidates we may identify and pursue, if approved, including our ability to successfully build commercial infrastructure or enter into collaborations with third parties to market our current product candidates and any other product candidates we may identify and pursue;

∎	our ability to retain and recruit key personnel;

∎	our ability to obtain and maintain adequate intellectual property rights;

∎	our expectations regarding government and third-party payor coverage and reimbursement;

∎	our estimates of our expenses, ongoing losses, capital requirements and our needs for or ability to obtain additional financing;

∎	our expected uses of the net proceeds to us from this offering;

∎

the potential benefits of strategic collaboration agreements, our ability to enter into strategic collaborations or arrangements, including potential business development opportunities and potential licensing partnerships, and our ability to attract collaborators with development, regulatory and commercialization expertise;

∎	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

∎	our financial performance;

∎	developments and projections relating to our competitors or our industry; and

∎	other risks and uncertainties, including those listed under the section titled “Risk Factors.”

The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance and events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties. Except as required by applicable law, we are not obligated to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $71.8 million, or approximately $83.0 million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $5.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $13.0 million, assuming no change in the assumed initial public offering price per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of June 30, 2021, we had cash and cash equivalents of $112.7 million. The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and to facilitate our access to the public equity markets.

We intend to use the net proceeds from this offering, together with our cash on hand, as follows:

∎

Approximately $75.0 million to $83.0 million to advance our FNAIT prevention program, including completion of our Phase 1/2 clinical trial for RLYB211 and completion of our Phase 1 and Phase 1b clinical trials for RLYB212;

∎	Approximately $35.0 million to $41.0 million to advance our complement program, including completion of our Phase 1 clinical trial for RLYB116 and initiation of our Phase 1 clinical trial for RLYB114;

∎	Approximately $10.0 million to $14.0 million to advance our joint ventures with Exscientia, including the initiation of our Phase 1 clinical trial for our ENPP1 inhibitor; and

∎	Any remaining proceeds for business development activities, working capital needs and other general corporate purposes.

We may also use a portion of the net proceeds from this offering to acquire, in-license or invest in products, technologies or businesses. The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our preclinical development efforts, our operating costs and other factors described under “Risk Factors” in this prospectus.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.

Based upon our current operating plan, we believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents as of June 30, 2021, will be sufficient to fund our operating expenses and capital expenditure requirements for the next 24 months. This estimate and our expectation regarding the sufficiency of the net proceeds from this offering to advance the preclinical and clinical development of RLYB212, RLYB116 and any other product candidates are based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We do not anticipate that the expected net proceeds from this offering, together with our existing cash, will be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates, if approved. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never made any cash distributions to our members. Subsequent to our Reorganization, we do not anticipate paying any dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any indebtedness we may incur.

THE REORGANIZATION

LLC Entity (Rallybio Holdings, LLC)

Currently, the capital structure of Rallybio Holdings, LLC, or the LLC Entity, consists of four classes of membership units: common units; Series A-1 preferred units; Series A-2 preferred units; and Series B preferred units. The LLC Entity is the direct parent company of Rallybio Corporation and Rallybio Corporation is the direct parent of four subsidiaries: Rallybio, LLC, Rallybio IPA, LLC, Rallybio IPB, LLC and IPC Research, LLC. The subsidiaries of Rallybio Corporation focus on developing, identifying, acquiring, and, if approved, commercializing our product candidates, as well as developing and holding intellectual property. Rallybio IPB, LLC jointly owns the joint venture entities with Exscientia.

Reorganization

On June 30, 2021, we completed a series of transactions pursuant to which (i) Rallybio IPD, LLC was converted from a Delaware limited liability company to a Delaware corporation and changed its name to Rallybio Corporation, or the Corporation, and (ii) four recently-formed direct subsidiaries of the Corporation, each a Delaware limited liability company, or collectively the Merger Subs, consummated a separate merger with one of the LLC Entity’s direct subsidiaries, other than Rallybio IPD, LLC, or collectively the Asset Subsidiaries, with the Asset Subsidiaries surviving the mergers and the LLC Entity receiving common stock of the Corporation in exchange for its interest in each Asset Subsidiary, which resulted in the Asset Subsidiaries becoming subsidiaries of the Corporation and the Corporation becoming the only direct subsidiary of the LLC Entity. Prior to the completion of this offering, the LLC Entity will liquidate and distribute 100% of the capital stock of the Corporation, consisting solely of common stock, to the unitholders of the LLC Entity. As a result of the Reorganization, the unitholders of the LLC Entity will become the holders of common stock of the Corporation. The Corporation will become the registrant for purposes of this offering, and following the Reorganization our consolidated financial statements will be reported from the Corporation.

As a result of the Liquidation, the unitholders of the LLC Entity will receive 100% of the common stock of the Corporation outstanding immediately prior to the completion of the offering. The number of shares of common stock that the holders of each class of units will receive in the Liquidation will be based on the value of the LLC Entity immediately prior to the Liquidation, determined by reference to the initial public offering price per share in this offering. In this prospectus, we have assumed a valuation based on an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Assuming an initial public offering price of $14.00 per share, the common stock of the Corporation will be allocated to the holders of existing units in the LLC Entity as follows:

∎	holders of Series A-1 preferred units and Series A-2 preferred units of the LLC Entity will receive an aggregate of 5,245,488 shares of common stock of the Corporation;

∎	holders of Series B preferred units of the LLC Entity will receive an aggregate of 16,364,481 shares of common stock of the Corporation;

∎

holders of common and restricted common units of the LLC Entity will receive an aggregate of 893,094 shares of common stock of the Corporation (including 188,020 shares of restricted common stock, which will continue to be subject to vesting in accordance with the vesting schedule applicable to such restricted common units); and

∎

holders of incentive units in the LLC Entity will receive an aggregate of 2,496,909 shares of common stock of the Corporation. Shares of common stock issued in respect of unvested incentive units will be shares of restricted common stock and will continue to be subject to vesting in accordance with the vesting schedule applicable to such incentive units.

Assuming an initial public offering price of $15.00 per share, which is the high end of the price range set forth on the cover page of this prospectus, the holders of Series A-1 and Series A-2 preferred units will receive an aggregate of 5,235,000 shares of our common stock, the holders of Series B preferred units will receive an aggregate of 16,331,760 shares of our common stock, holders of common and restricted common units of the LLC Entity will receive an aggregate of 891,309 shares of our common stock, and holders of incentive units in the LLC Entity will receive an aggregate of 2,541,907 shares of our common stock.

Assuming an initial public offering price of $13.00 per share, which is the low end of the price range set forth on the cover page of this prospectus, the holders of Series A-1 and Series A-2 preferred units will receive an aggregate of 5,257,590 shares of our common stock, the holders of Series B preferred units will receive an aggregate of 16,402,235 shares of our common stock, holders of our common and restricted common units of the LLC Entity will receive an aggregate of 895,155 shares of our common stock, and holders of incentive units in the LLC Entity will receive an aggregate of 2,444,990 shares of our common stock.

As a result of the Reorganization, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the holders of existing units in the LLC Entity will collectively own an aggregate of 24,999,972 shares of our common stock of the Corporation immediately prior to the consummation of this offering. Assuming an initial public offering price of $15.00 per share, which is the high end of the price range set forth on the cover page of this prospectus, the holders of existing units of the LLC Entity will collectively own an aggregate of 24,999,976 shares of our common stock of the Corporation immediately prior to the consummation of this offering. Assuming an initial public offering price of $13.00 per share, which is the low end of the price range set forth on the cover page of this prospectus, the holders of existing units of the LLC Entity will collectively own an aggregate of 24,999,970 shares of our common stock of the Corporation immediately prior to the consummation of this offering.

Holding Company Structure

As a result of the Reorganization, the Corporation is a holding company and the direct parent of: Rallybio, LLC, Rallybio IPA, LLC, Rallybio IPB, LLC and IPC Research, LLC. Except as disclosed in this prospectus, the audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the notes thereto, the unaudited condensed consolidated financial statements for the three months ended March 31, 2021 and 2020 and the notes thereto, and selected historical consolidated financial data and other financial information included in this prospectus are those of the LLC Entity and do not give effect to the Reorganization.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, the members of the board of managers of the LLC Entity will become the members of the Corporation’s board of directors and the officers of the LLC Entity will become the officers of the Corporation.

The purpose of the Reorganization is to reorganize our corporate structure so that the entity that is offering common stock to the public in this offering is a corporation rather than a limited liability company, and so that our existing investors will own our common stock rather than units in a limited liability company.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2021:

∎	on an actual basis;

∎

on a pro forma basis, to give effect to (i) the Reorganization, including the issuance by Rallybio Corporation of an aggregate of 24,999,972 shares of its common stock and the subsequent distribution of those shares to members of Rallybio Holdings, LLC, prior to the completion of this offering, as if the Reorganization had occurred as of March 31, 2021, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws; and

∎

on a pro forma as adjusted basis, to give further effect to our issuance and sale of 5,750,000 shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will change based on the initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with the financial statements and related notes as appearing at the end of this prospectus and the information set forth under the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	MARCH 31, 2021
(in thousands, except share and per share amounts)	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
Cash and cash equivalents	$127,742	$127,742	$199,557

Redeemable convertible preferred units:
Redeemable convertible preferred units , no par value; 137,921,220 shares authorized, issued or outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$182,027	$—	$—
Members’ equity (deficit):
Incentive Units	1,018	—	—
Common units, no par value; 5,700,000 units authorized, issued and outstanding, actual; no units authorized, issued and outstanding, pro forma and pro forma as adjusted	494	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value: no shares authorized, issued or outstanding, actual; no shares authorized and no shares issued or outstanding, pro forma; 50,000,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.0001 par value: no shares issued and outstanding, actual; 35,000,000 shares authorized, 24,999,972 shares issued and outstanding, pro forma; 200,000,000 shares authorized, 30,749,972 shares issued and outstanding, pro forma as adjusted	—	2	3
Additional paid-in capital	—	183,537	255,351
Accumulated deficit	(60,289)	(60,289)	(60,289)

Total members’/stockholders’ equity (deficit)	$(58,777)	$123,250	$195,065

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization on a pro forma as adjusted basis by approximately $5.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization on a pro forma as adjusted basis by approximately $13.0 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The outstanding share information in the table above as of March 31, 2021 excludes:

∎

5,440,344 shares of our common stock reserved for issuance under the 2021 Plan, which will become effective in connection with this offering, including 2,455,722 shares of our common stock that will be issued in respect of outstanding unvested restricted common units and outstanding unvested incentive units, 137,189 shares of our common stock were available for issuance under the 2018 Plan and 734,080 shares of our common stock issuable upon the exercise of options to be granted in connection with this offering under the 2021 Plan with an exercise price per share equal to the initial public offering price in this offering; and

∎	291,324 shares of common stock reserved for issuance under the ESPP, which will become effective in connection with this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) and historical net tangible book value (deficit) per share have not been presented as there were no common shares outstanding as of March 31, 2021.

Our pro forma net tangible book value as of March 31, 2021 was $123.3 million or $4.93 per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our liabilities, after giving effect to (i) the Reorganization, including the issuance by Rallybio Corporation of an aggregate of 24,999,972 shares of its common stock and the subsequent distribution of those shares to members of Rallybio Holdings, LLC, prior to the completion of this offering, as if the Reorganization had occurred as of March 31, 2021, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws . Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2021 after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $195.1 million, or $6.34 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.41 per share to existing stockholders and an immediate dilution of $7.66 in pro forma as adjusted net tangible book value per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share of common stock as of March 31, 2021	$4.93
Increase in net tangible book value per share of common stock attributable to this offering	1.41
Pro forma as adjusted net tangible book value per share of common stock after this offering		6.34
Dilution per share of common stock to new investors participating in this offering		$7.66

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial price to the public of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by approximately $5.3 million, or approximately $0.17 per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $0.83 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value by approximately $13.0 million, or approximately $0.21 per share, and the dilution per share to new investors participating in this offering would be approximately $7.45 per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value by approximately $13.0 million, or approximately $0.22 per share, and the dilution per share to investors participating in this offering would be approximately $7.88 per share, assuming that the assumed initial price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of common stock from us in this offering, our pro forma as adjusted net tangible book value per share after the offering would be approximately $6.53, representing an immediate increase in pro forma as adjusted net tangible book value per share of approximately $1.60 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of approximately $7.47 to new investors purchasing common stock in this offering, assuming an initial public offering price of approximately $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2021, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us, the total consideration and the average price per share (1) paid by existing stockholders and (2) to be paid by new investors participating in this offering at the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER SHARE
(in thousands, except share and per share amounts)	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	24,999,972	81.3%	182,027	69.3%	$7.28
New investors	5,750,000	18.7%	80,500	30.7%	$14.00

Total	30,749,972	100%	262,527	100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders would be reduced to 79.1% of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be increased to 20.9% of the total number of shares of our common stock to be outstanding upon completion of the offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by approximately $5.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by approximately $14.0 million, assuming no change in the assumed initial public offering price.

The pro forma shares outstanding of 24,999,972 as of March 31, 2021 and related share information presented in the tables and discussions above excludes:

∎

5,440,344 shares of our common stock reserved for issuance under the 2021 Plan, which will become effective in connection with this offering, including 2,455,722 shares of our common stock that will be issued in respect of outstanding unvested restricted common units and outstanding unvested incentive units, 137,189 shares of our common stock were available for issuance under the 2018 Plan and 734,080 shares of our common stock issuable upon the exercise of options to be granted in connection with this offering under the 2021 Plan with an exercise price per share equal to the initial public offering price in this offering; and

∎	291,324 shares of common stock reserved for issuance under the ESPP, which will become effective in connection with this offering.

New investors will experience further dilution when any new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities for lower consideration per share than in this offering in the future. In addition, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this prospectus and our financial statements and the related notes included elsewhere in this prospectus. The statements of operations and comprehensive loss data for the years ended December 31, 2020 and 2019 and the balance sheet data as of December 31, 2020 and 2019 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations and comprehensive loss data for the three months ended March 31, 2021 and 2020 and our balance sheet as of March 31, 2021 have been derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial data reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
(in thousands, except share and per share amounts)	2020	2019	2021	2020
Statement of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$17,630	$11,366	9,037	1,913
General and administrative	7,673	6,276	3,787	1,931

Total operating expenses	25,303	17,642	12,824	3,844

Loss from operations	(25,303)	(17,642)	(12,824)	(3,844)

Other income (expense):
Interest income	171	197	17	55
Interest expense	(49)	(39)	(10)	(12)
Other income	241	167	24	52
Change in fair value of Series A-2 financing right obligation	—	(143)	—	—

Total other income, net	363	182	31	95

Loss before income taxes	(24,940)	(17,460)	(12,793)	(3,749)

Income tax benefit	(15)	—	—	(16)
Loss on investment in joint venture	1,522	103	482	148

Net loss and comprehensive loss	$(26,447)	$(17,563)	$(13,275)	$(3,881)

Net loss per common unit, basic and diluted (1)	$(9.95)	$(10.24)	$(4.11)	$(1.97)

Weighted average common units outstanding—basic and diluted (1)	2,659,187	1,715,164	3,228,332	1,968,750

Pro forma net loss per share, basic and diluted (2)	$(1.52)		$(0.60)

Pro forma weighted average common stock outstanding, basic and diluted (2)	17,348,909		22,195,517

(1)	See Note 11 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for details on the calculation of basic and diluted net loss per common unit attributable to common stockholders.

(2)

The calculations for the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, and the unaudited pro forma weighted-average common shares outstanding, basic and diluted, for the year ended December 31, 2020 and the quarter ended March 31, 2021 give effect to the Reorganization, including the issuance by the Corporation of approximately 24,999,972 shares of its common stock and the subsequent distribution of those shares to members of the LLC entity, including all preferred units, common units, and incentive units outstanding as of January 1, 2020 or the issuance date of those units, if later, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, as if the Reorganization had occurred as of January 1, 2020.

	DECEMBER 31		MARCH 31,
(in thousands)	2020	2019	2021
Consolidated Balance Sheet Data:
Cash and cash equivalents	$140,233	$19,458	$127,742
Working capital (1)	135,418	17,114	122,630
Total assets	141,858	21,607	129,349
Total liabilities	5,855	4,747	6,099
Redeemable convertible preferred units	182,027	37,141	182,027
Accumulated deficit	(47,014)	(20,567)	(60,289)
Total members’ deficit	$(46,024)	$(20,281)	$(58,777)

(1)	We define working capital as current assets, less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Financial Data” section of this prospectus and our financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biotechnology company built around a team of seasoned industry experts with a shared purpose and a track record of success in discovering, developing, manufacturing and delivering therapies that meaningfully improve the lives of patients suffering from severe and rare diseases. Our mission at Rallybio is aligned with our expertise, and we believe we have assembled the best people, partners and science to forge new paths to life-changing therapies. Since our launch in January 2018, we have acquired a portfolio of promising product candidates that consists of five programs, and we are focused on further expanding our portfolio with the goal of making a profound impact on the lives of even more patients. We are drawing on our decades of knowledge and experience with a determination to tackle the undone, the too difficult, the inaccessible – and change the odds for rare disease patients.

Our most advanced program is for the prevention of fetal and neonatal alloimmune thrombocytopenia, or FNAIT, a potentially life-threatening rare hematological disease that impacts fetuses and newborns. We are evaluating RLYB211, a polyclonal anti-HPA-1a antibody, in a Phase 1/2 clinical trial, which we believe has established proof of concept for RLYB211 and provides support for our proposed mechanism of action. We plan to move this program forward with our lead product candidate, RLYB212, a monoclonal anti-HPA-1a antibody, and submitted a CTA for RLYB212 in July 2021. We are also focused on developing therapies that address diseases of complement dysregulation, including paroxysmal nocturnal hemoglobinuria, or PNH, generalized myasthenia gravis, or gMG, and ophthalmic disorders. RLYB116 is a novel, potentially long-acting, subcutaneously administered inhibitor of complement factor 5, or C5, in development for the treatment of patients with PNH and gMG. We expect to submit a CTA for RLYB116 in the fourth quarter of 2021. RLYB114 is a pegylated C5 inhibitor in preclinical development for the treatment of complement-mediated ophthalmic diseases and we expect to submit a CTA for this product candidate in the first half of 2023. Additionally, in collaboration with Exscientia Limited, or Exscientia, we have two discovery-stage programs focused on the identification of small molecule therapeutics for patients with rare metabolic diseases.

Since inception, we have devoted substantially all of our resources to raising capital, organizing and staffing our company, business planning, conducting discovery and research activities, acquiring or discovering product candidates, establishing and protecting our intellectual property portfolio, developing and progressing our product candidates, preparing for clinical trials and establishing arrangements with third parties for the manufacture of our product candidates and component materials, including activities relating to our preclinical development and manufacturing activities for each of our five programs and our Phase 1/2 clinical trial for RLYB211. We do not have any product candidates approved for sale and have not generated any revenue from product sales. Since our inception, we have funded our operations primarily through equity financings and have received proceeds of approximately $182.0 million, net of issuance costs of $0.5 million, from the sale of our preferred units.

To date, we have devoted most of our financial resources to research and development, including our preclinical development and manufacturing activities for each of our five programs and our Phase 1/2 clinical trial for RLYB211. We have not commercialized any products and have never generated revenue from the commercialization of any product.

We have incurred significant operating losses since inception, including net losses of $26.4 million and $17.6 million for the years ended December 31, 2020 and 2019, respectively, and net losses of $13.3 million and $3.9 million for the three months ended March 31, 2021 and 2020, respectively. As of March 31, 2021, we had an accumulated deficit of $60.3 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to incur significant additional operating losses in the foreseeable future as we advance our programs through preclinical and clinical development, expand our research and development activities, acquire and develop new product candidates, complete preclinical studies and clinical trials, finance our business development strategy, seek regulatory approval for the commercialization of our product candidates and commercialize our products, if approved. Our expenses will increase substantially if and as we:

∎	file a CTA and initiate a Phase 1 clinical trial for RLYB212, our lead product candidate for our FNAIT prevention program;

∎	file a CTA and initiate our clinical trial for RLYB116, and file an IND or a CTA for other product candidates;

∎	initiate a natural history alloimmunization study of FNAIT and other studies to support our development program and related regulatory submissions for RLYB212;

∎	continue to develop and conduct clinical trials with respect to RLYB211;

∎	seek regulatory approvals for RLYB212, RLYB116 and any other product candidates, as well as for any related companion diagnostic, if required;

∎	continue and expand upon our discovery and development joint ventures with Exscientia;

∎	continue to discover and develop additional product candidates;

∎	hire additional clinical, scientific, and commercial personnel;

∎

add operational, financial, and management personnel, including personnel to support our product development and planned future commercialization efforts and to support our transition to a public company;

∎	acquire or in-license other product candidates or technologies;

∎	maintain, expand, and protect our intellectual property portfolio;

∎	secure a commercial manufacturing source and supply chain capacity sufficient to produce commercial quantities of any product candidate for which we obtain regulatory approval; and

∎	establish a sales, marketing and distribution infrastructure to commercialize our programs, if approved, and for any other product candidates for which we may obtain marketing approval.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.

As of March 31, 2021, we had cash and cash equivalents of $127.7 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents as of March 31, 2021, will be sufficient to fund our operating expenses and capital expenditure requirements for the next 24 months. This estimate and our expectation regarding the sufficiency of the net proceeds from this offering to advance the preclinical and clinical development of RLYB212, RLYB116, and any other product candidates are based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.”

Impact of COVID-19

The COVID-19 pandemic has impacted and may continue to impact our preclinical studies and clinical trials, including at our clinical sites and the startup activities for our clinical trials, as well as our manufacturing and supply chain, and the pandemic may affect our ability to timely complete our clinical trials and delay the initiation and/or enrollment of any future clinical trials, disrupt regulatory activities or have other adverse effects on our business and operations.

We are monitoring the potential impact of the COVID-19 pandemic on our business and financial statements. To date, we have not incurred impairment losses in the carrying values of our assets as a result of the COVID-19 pandemic and we are not aware of any specific related event or circumstance that would require us to revise our estimates reflected in our financial statements. We plan to continue many of the protective measures we implemented in response to the pandemic and are assessing when and how to resume normal operations for office-based personnel. The effects of the public health directives and our work-from-home policies may disrupt our business and delay clinical programs and timelines and future clinical trials, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, results of operations and financial condition, including our ability to obtain financing.

We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business and prospects. The extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, financial condition and liquidity, including planned and future clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19, the actions taken to contain or treat it, including the availability and administration of vaccines, and the duration and intensity of the related effects.

Components of Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research and development activities, including our drug discovery efforts and the development of our product candidates. We expense research and development costs as incurred, which include:

∎

external research and development expenses incurred under agreements with third parties, such as contract research organizations, or CROs, as well as investigative sites and consultants that conduct our clinical trials and other scientific development services;

∎	costs related to manufacturing material for our clinical trials, including fees paid to contract manufacturer organizations, or CMOs;

∎	manufacturing scale-up expenses and the cost of acquiring and manufacturing clinical trial materials;

∎	employee-related expenses, including salaries, bonuses, benefits, equity-based compensation and other related costs for those employees involved in research and development efforts;

∎	costs of outside consultants, including their fees, and related travel expenses;

∎	the costs of acquiring and developing clinical trial materials;

∎

expenses to acquire technologies, such as intellectual property, to be used in research and development including in-process research and development, or IPR&D, that has no alternative future use at the time of asset acquisitions;

∎	costs related to compliance with regulatory requirements; and

∎	facilities, depreciation and other indirect costs.

Costs for certain activities are recognized based on an evaluation of the progress to completion of each specific contract using information and data provided to us by our vendors and analyzing the progress of our research studies or other services performed. Significant judgments and estimates are made in determining the expenses incurred balances at the end of any reporting period.

Our direct, external research and development expenses consist primarily of fees paid to outside consultants, CROs, CMOs and research laboratories in connection with our process development, manufacturing and clinical development activities. Our direct external research and development expenses also include fees incurred under license and intellectual property purchase agreements. We track these external research and development costs on a program-by-program basis.

We do not allocate employee costs, costs associated with our development efforts and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources and third-party consultants primarily to conduct our research and development activities as well as for managing our process development, manufacturing and clinical development activities.

The successful development of our product candidates is highly uncertain. We plan to substantially increase our research and development expenses in the foreseeable future as we continue the development of our product candidates and manufacturing processes and conduct discovery and research activities for our clinical programs. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates to pursue and how much funding to direct to each product candidate on an ongoing basis in response to the results of ongoing and future clinical trials, regulatory developments and our ongoing assessments as to each product candidate’s commercial potential. We will need to raise substantial additional capital in the future. Our clinical development costs are expected to increase significantly with our ongoing clinical trials. We anticipate that our expenses will increase substantially, particularly due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

∎	the scope, rate of progress and expenses of our ongoing research activities and clinical trials and other research and development activities;

∎	successful enrollment in and completion of clinical trials;

∎	whether our product candidates show safety and efficacy in our clinical trials;

∎	receipt of marketing approvals from applicable regulatory authorities;

∎	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

∎	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

∎	commercializing product candidates, if and when approved, whether alone or in collaboration with others; and

∎	continued acceptable safety profile of the products following any regulatory approval.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. For example, if the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or EMA, or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

We anticipate that our research and development expenses will continue to increase as we continue our current research programs, initiate new research programs, continue our preclinical development of product candidates and conduct future clinical trials for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits and equity-based compensation for our personnel in executive, legal, business development, finance and accounting, and other administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters, professional fees paid for accounting, auditing, tax and consulting services, insurance costs, travel expenses and direct and allocated facility costs not otherwise included in research and development expenses.

We anticipate that our general and administrative expenses will increase as we increase headcount that provide administrative support to our research and development activities. We also anticipate that we will incur significantly increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs, as well as investor and public relations expenses associated with operating as a public company. Additionally, if and when we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and other employee-related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of that product candidate.

Total Other Income, Net

Total other income, net, includes interest income earned on cash and cash equivalents, interest expense and other income and expense items.

Loss on investment in joint venture

The Company recognizes its pro-rata share of losses in the loss on investment in joint venture with Exscientia on its consolidated statements of operations and comprehensive loss, with a corresponding change to the investment in joint venture on the consolidated balance sheets for equity method investments for which it does not have a controlling interest in.

Results of Operations

Comparison of the Three Months Ended March 31, 2021 and 2020

The following table summarizes our results of operations:

	THREE MONTHS ENDED MARCH 31,
	2021	2020	CHANGE
(in thousands)
Operating expenses:
Research and development	$9,037	$1,913	$7,124
General and administrative	3,787	1,931	1,856

Total operating expenses	12,824	3,844	8,980

Loss from operations	(12,824)	(3,844)	(8,980)

Total other income, net:	31	95	(64)

Income tax benefit	—	(16)	16
Loss on investment in joint venture	482	148	334

Net loss and comprehensive loss	$(13,275)	$(3,881)	$(9,394)

Operating Expenses

Research and Development Expenses

The following table summarizes our research and development costs for each of the periods presented:

	THREE MONTHS ENDED MARCH 31,
	2021	2020	CHANGE
(in thousands)
Direct research and development by program
RLYB211	$743	$733	$10
RLYB212	3,909	188	3,721
RLYB116	2,593	239	2,354
Other program candidates	348	15	333
Other unallocated research and development costs
Personnel expenses (including equity-based compensation)	1,325	738	587
Other expenses	119	—	119

Total research and development expenses	$9,037	$1,913	$7,124

Research and development expenses were $9.0 million for the three months ended March 31, 2021, compared to $1.9 million for the three months ended March 31, 2020. The increase of $7.1 million was primarily due to:

∎

a $3.7 million increase in costs related to the development of RLYB212 and a $2.4 million increase in costs related to the development of RLYB116 mainly attributable to increased external clinical manufacturing activities for both programs as compared to the same period in 2020;

∎

a $0.6 million increase in personnel-related costs, including equity-based compensation expense, primarily due to an increase in research and development related headcount as compared to the same period in 2020;

General and Administrative Expenses

General and administrative expenses were $3.8 million for the three months ended March 31, 2021, compared to $1.9 million for the three months ended March 31, 2020. The increase of $1.9 million primarily related to an increase in payroll and personnel-related costs, including equity-based compensation, primarily due to an increase in general and administrative related headcount and other professional fees associated with operating activities and the preparations for becoming a public company.

Total Other Income, Net

Total other income, net, was $31,000 for the three months ended March 31, 2021, compared to $95,000 for the three months ended March 31, 2020. The decrease of $64,000 is primarily attributable to a reduction in interest income as compared to the same period in 2020.

Loss on investment in joint venture

For the three months ended March 31, 2021, the loss recognized was $0.5 million as compared to $0.1 million for the same period in 2020. The increase in the loss recognized is due to increases in research cost recognized by the joint venture during 2021 as compared to 2020.

Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes our results of operations:

	YEAR ENDED DECEMBER 31,
(in thousands)	2020	2019	CHANGE
Operating expenses:
Research and development	$17,630	$11,366	$6,264
General and administrative	7,673	6,276	1,397

Total operating expenses	25,303	17,642	7,661

Loss from operations	(25,303)	(17,642)	(7,661)

Total other income, net:	363	182	181

Income tax benefit	(15)	—	(15)
Loss on investment in joint venture	1,522	103	1,419

Net loss and comprehensive loss	$(26,447)	$(17,563)	$(8,884)

Operating Expenses

Research and Development Expenses

The following table summarizes our research and development costs for each of the periods presented:

	YEAR ENDED DECEMBER 31,
	2020	2019	CHANGE
(in thousands)
Direct research and development by program
RLYB211	$4,099	$3,189	$910
RLYB212	3,686	202	3,484
RLYB116	5,842	700	5,142
Other program candidates	50	22	28
Asset acquisitions IPR&D expense	—	6,113	(6,113)
Other unallocated research and development costs
Personnel expenses (including equity-based compensation)	3,883	1,140	2,743
Other expenses	70	—	70

Total research and development expenses	$17,630	$11,366	$6,264

Research and development expenses were $17.6 million for the year ended December 31, 2020, compared to $11.4 million for the year ended December 31, 2019. The increase of $6.3 million was primarily due to:

∎

a $3.5 million increase in costs related to the development of RLYB212 and a $5.1 million increase in costs related to the development of RLYB116 mainly attributable to increased external manufacturing activities for both programs as compared to the same period in 2019 when the assets were acquired;

∎

a $2.8 million increase in personnel-related costs, including equity-based compensation expense, primarily due to an increase in research and development related headcount as compared to the same period in 2019;

∎	a $0.9 million increase in RLYB211 related to an increase in clinical development costs as compared to the same period in 2019; and

∎	a decrease of $6.1 million in asset acquisition related IPR&D expenses related to the asset acquisitions made in 2019. No asset acquisitions were executed in 2020.

General and Administrative Expenses

General and administrative expenses were $7.7 million for the year ended December 31, 2020, compared to $6.3 million for the year ended December 31, 2019. The increase of $1.4 million primarily related to an increase in payroll and personnel-related costs, including equity-based compensation, primarily due to an increase in general and administrative related headcount and other professional fees associated with operating activities and the preparations for becoming a public company.

Total Other Income, Net

Total other income, net, was $0.4 million for the year ended December 31, 2020, compared to $0.2 million for the year ended December 31, 2019. The increase of $0.2 million is primarily attributable to the change in fair value of our Series A-2 financing right obligation expense for the year ended 2019, no such charges for financing obligation rights were taken for the same period in 2020.

Loss on investment in joint venture

For the year ended December 31, 2020, the loss recognized was $1.5 million as compared to $0.1 million for the same period in 2019. The joint venture with Exscientia was established in July 2019 and the increase in the loss recognized is due to increases in research and development cost recognized by the joint venture during 2020 as compared to 2019.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have funded our operations primarily through equity financings, and through March 31, 2021, had received proceeds of approximately $182.0 million, net of issuance costs of $0.5 million, from the sale of our preferred units. As of March 31, 2021, we had $127.7 million of cash and cash equivalents.

Uses of Liquidity

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our manufacturing, licensing and lease obligations described further below.

Funding Requirements

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents as of March 31, 2021, will be sufficient to fund our operating expenses and capital expenditure requirements for the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect.

We expect to incur significant expenses and operating losses in the foreseeable future as we advance our product candidates through clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

Because of the numerous risks and uncertainties, length of time and scope of activities associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the actual amount of funds we will require for development, approval and any approved marketing and commercialization activities. Our future capital requirements, both near and long-term, will depend on many factors, including, but not limited to:

∎

the initiation, progress, timing, costs and results of our clinical trials through all phases of development, including our ongoing Phase 1/2 clinical trial for RLYB211, the planned clinical trials for RLYB212 and RLYB116 and the development of any other product candidates;

∎	the identification, assessment, acquisition and/or development of additional research programs and additional product candidates;

∎

the outcome, timing and cost of meeting regulatory requirements established by the FDA, EMA and other comparable foreign regulatory authorities, including any additional clinical trials required by the FDA, EMA or other comparable foreign regulatory authorities;

∎

the willingness of the FDA, EMA and other comparable foreign regulatory authorities to accept our clinical trial designs, as well as data from our completed and planned preclinical studies and clinical trials, as the basis for review and approval of RLYB212, RLYB116 and any other product candidates;

∎

the progress, timing and costs of the development by us or third parties of companion diagnostics, if required, for RLYB212 or any other product candidates, including design, manufacturing and regulatory approval;

∎	the cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights;

∎	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us;

∎

the costs associated with potential clinical trial liability or product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims;

∎	the effect of competing technological and market developments;

∎	our ability to develop and commercialize products that are considered medically and/or financially differentiated to competitive products by physicians, patients and payers;

∎	the cost and timing of completion of commercial-scale manufacturing activities;

∎	the cost of making royalty, milestone or other payments under any future in-license agreements;

∎	our ability to maintain our collaboration with Exscientia on favorable terms and establish new collaborations;

∎	the extent to which we in-license or acquire additional product candidates or technologies;

∎	the severity, duration and impact of the COVID-19 pandemic, which may adversely impact our business;

∎	the cost of establishing sales, marketing and distribution capabilities for our product candidates, if approved;

∎	the initiation, progress and timing of our commercialization of RLYB212 and RLYB116, if approved, or any other product candidates;

∎	the availability of third-party coverage and reimbursement for and pricing of any approved products; and

∎	the costs of operating as a public company.

A change in the outcome of any of these, or other variables with respect to the development of any of our product candidates, could significantly change the costs and timing associated with the development of that product candidate. We will need to continue to rely on additional financing to achieve our business objectives.

In addition to the variables described above, if and when any of our product candidates successfully complete development, we will incur substantial additional costs associated with regulatory filings, marketing approval, post-marketing requirements, maintaining our intellectual property rights and regulatory protection, in addition to other commercial costs. We cannot reasonably estimate these costs at this time.

Until such time, if ever, as we generate significant revenue from product sales, we expect to finance our operations through the sale of equity, debt financings, marketing and distribution arrangements and collaborations, strategic alliances and licensing arrangements or other sources. We currently have no credit facility or committed sources of capital. If we raise additional funds through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, and we may need to dedicate a substantial additional portion of any operating cash flows to the payment of principal and interest on such indebtedness. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate product candidate development or future commercialization efforts.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2020	2019	2021	2020
(in thousands)
Net cash used in operating activities	$(22,039)	$(15,026)	$(11,929)	$(5,539)
Net cash used in investing activities	(2,072)	(188)	(562)	(592)
Net cash provided by financing activities	144,886	31,567	—	85,105

Net (decrease) increase in cash and cash equivalents	$120,775	$16,353	$(12,491)	$78,974

Operating Activities

Net cash used in operating activities was $11.9 million for the three months ended March 31, 2021 as compared to $5.5 million for the three months ended March 31, 2020. The increase in cash used in operations was primarily due to the increase of $7.1 million in research and development for the increased efforts advancing the development of RLYB211, RLYB212 and RLYB116 product candidates and $1.9 million in general and administrative expenses as compared to the same period the prior year.

Net cash used in operating activities was $22.0 million for the year ended December 31, 2020 as compared to $15.0 million for the year ended December 31, 2019. The increase in cash used in operations was primarily due to the increase of $6.3 million in research and development for the increased efforts advancing the development of RLYB211, RLYB212 and RLYB116 product candidates and $1.4 million in general and administrative expenses as compared to the same period the prior year.

Investing Activities

Net cash used in investing activities was $0.6 million for the three months ended March 31, 2021 and 2020. Net cash used in investing activities was primarily related to the investments in our joint venture during both periods.

Net cash used in investing activities was $2.1 million for the year ended December 31, 2020 as compared to $0.2 million for the year ended December 31, 2019. The increase in net cash used in investing activities was primarily related to the investments in our joint venture as compared to the same period the prior year.

Financing Activities

There was no cash provided by financing activities for the three months ended March 31, 2021 as compared to $85.1 million for the three months ended March 31, 2020. There were no financing events for the three months ended March 31, 2021 as compared to the same period in the prior year.

Net cash provided by financing activities was $144.9 million for the year ended December 31, 2020 as compared to $31.6 million for the year ended December 31, 2019. The increase in financing activities was primarily attributable to the net proceeds from the issuance of Series B Preferred units of $144.9 million as compared to the net proceeds from the issuance of Series A-2 Preferred units of $31.6 million from the prior year.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020:

	PAYMENTS DUE BY PERIOD
(in thousands)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Operating lease obligations	$507	$83	$221	$203	$—

The contractual obligation amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts.

Purchase and Other Obligations

We enter contracts in the normal course of business with CROs and other third-party vendors for clinical trials and testing and manufacturing services. Aside from those included in the table above, most contracts do not contain minimum purchase commitments and are cancellable by us upon written notice. Payments that may be due upon cancellation consist of payments for services provided or expenses incurred. These payments are not included in the table above as the amount and timing of such payments are not known.

We may incur contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable under agreements we have entered into with various third-party entities pursuant to which we have acquired or in-licensed intellectual property. Due to the uncertainty of the achievement and timing of the events that require payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time and have not been included in the table above. See “Business—License Agreement” and “Business—Asset Purchase Agreements” and Note 3 “Asset Acquisitions” to our audited consolidated financial statements included elsewhere in this prospectus for a description of these agreements.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States or U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 “Summary of Significant Accounting Policies and Basis of Presentation and Principles of Consolidation” to our audited consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our research and development expenses that are incurred as of each reporting period. This process involves reviewing open contracts and purchase orders, communicating with our personnel and with vendors to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid balance accordingly. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period.

Incentive Units

Prior to this offering, we have periodically granted incentive units to employees which vest over a four-year period. These incentive units have been issued in the form of profits interests providing the employee with compensation equal to the increase in the value of the unit over a participation threshold per unit, as determined at the time of grant. The holder, therefore, has the right to participate in distributions of profits only in excess of such participation threshold. The participation threshold is based on the valuation of a single common unit on or around the grant date.

We measure equity-based compensation based on the grant date fair value of the unit-based awards and recognize equity-based compensation expense on a straight-line basis over the requisite service period of the awards, which is generally the vesting period of the respective award. Unit-based compensation expense is classified in our consolidated statements of operations and comprehensive loss based on the function to which the related services are provided or in the same manner in which the grantee’s payroll costs are classified. Forfeitures are accounted for as they occur.

As there has been no public market for our common units, the estimated fair value of our common units has been determined by our board of managers after considering valuation reports provided by an independent third-party valuation firm. In accordance with the guidance outlined in the American Institute of Certified Public Accountants’

Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, a third-party valuation firm prepared valuations of our common units using an option pricing method, or OPM, which uses market approaches, and a Black-Scholes option pricing model to estimate our enterprise value. The OPM treats common units and preferred units as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes to value the common units of the company. A discount for lack of marketability of the common units is then applied to arrive at an indication of value for the common units as of the valuation date.

There are significant judgments related to volatility and time to liquidity as well as estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the stage of development of our product candidates, the timing of a potential IPO or other liquidity events and the determination of the appropriate valuation methodology at each valuation date. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation expense could be materially different. Following the completion of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

In connection with the Reorganization, holders of common and incentive units of Rallybio Holdings, LLC, or the LLC Entity, will receive shares of common stock and restricted stock of Rallybio Corporation, or the Corporation, based upon a conversion price to be determined by the board of managers of the LLC Entity immediately prior to the Reorganization. Holders of incentive units of the LLC Entity that are vested as of the consummation of the Reorganization will, with respect to such units, received shares of common stock of the Corporation. Holders of incentive units of the LLC Entity that are unvested as of the consummation of the Reorganization will, with respect to such units, receive shares of restricted stock of the Corporation. The shares of restricted common stock will be subject to the same vesting conditions as the incentive units for which such shares are exchanged. The following table summarizes by grant date the number of incentive units granted from January 5, 2018 through June 30, 2021, the participation threshold price per incentive unit and the pro forma number of shares of common stock that will be issued in the Reorganization for each grant of incentive units, assuming, in the case of the pro forma common stock issued in respect of incentive units, an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

GRANT DATE	INCENTIVE UNITS GRANTED	OUTSTANDING INCENTIVE UNITS AS OF MARCH 31, 2021	PARTICIPATION THRESHOLD PRICE PER UNIT	PRO FORMA COMMON STOCK ISSUED IN RESPECT OF INCENTIVE UNITS
July 2018 – January 2019	285,000	285,000	0.10	42,619
July 2019 – December 2019	1,348,000	1,348,000	0.42	170,768
May 2020 – December 2020	5,232,704	5,232,704	0.44	655,418
Jan 2021 – March 2021	13,069,000	13,069,000	0.47	1,608,941
May 2021	620,000	620,000	1.91	12,558
June 2021	315,000	315,000	1.90	6,605

Emerging Growth Company and Smaller Reporting Company

As an emerging growth company, or EGC, under the Jumpstart Our Business Startups Act of 2012, or JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, for EGCs include presentation of only two years of audited financial statements in a registration statement for an IPO, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements. Additionally, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an EGC. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies. Therefore, the reported results of operations contained in our consolidated financial statements may not be directly comparable to those of other public companies.

We may remain classified as an EGC until the end of the fiscal year in which the fifth anniversary of this offering occurs, although if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we will cease to be an EGC as of December 31 of the applicable year. We also will cease to be an EGC if we issue more than $1.0 billion of non-convertible debt over a three-year period.

We intend to rely on certain of the other exemptions and reduced reporting requirements provided by the JOBS Act. As an EGC, we are not required to, among other things, provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), and comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

We are also a “smaller reporting company” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue was less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an EGC, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Off-Balance Sheet Arrangements

As of December 31, 2020 and March 31, 2021, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 “Summary of Significant Accounting Policies and Basis of Presentation and Principles of Consolidation” to our audited consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Overview

We are a clinical-stage biotechnology company built around a team of seasoned industry experts with a shared purpose and a track record of success in discovering, developing, manufacturing and delivering therapies that meaningfully improve the lives of patients suffering from severe and rare diseases. Our mission at Rallybio is aligned with our expertise, and we believe we have assembled the best people, partners and science to forge new paths to life-changing therapies. Since our launch in January 2018, we have acquired a portfolio of promising product candidates that consists of five programs, and we are focused on further expanding our portfolio with the goal of making a profound impact on the lives of even more patients. We are drawing on our decades of knowledge and experience with a determination to tackle the undone, the too difficult, the inaccessible – and change the odds for rare disease patients.

Our most advanced program is for the prevention of fetal and neonatal alloimmune thrombocytopenia, or FNAIT, a potentially life-threatening rare hematological disease that impacts fetuses and newborns. We are evaluating RLYB211, a polyclonal anti-HPA-1a antibody, in a Phase 1/2 clinical trial, which we believe has established proof of concept for RLYB211 and provides support for our proposed mechanism of action. We plan to move our FNAIT program forward with our lead product candidate, RLYB212, a monoclonal anti-HPA-1a antibody. We submitted a clinical trial application, or CTA, for RLYB212 in July 2021, and subject to the acceptance of our CTA submission, we expect to initiate a Phase 1 first-in-human trial in Germany in the first quarter of 2022. We are also focused on developing therapies that address diseases of complement dysregulation, including paroxysmal nocturnal hemoglobinuria, or PNH, generalized myasthenia gravis, or gMG, and ophthalmic disorders. RLYB116 is a novel, potentially long-acting, subcutaneously administered inhibitor of complement factor 5, or C5, in development for the treatment of patients with PNH and gMG. We expect to submit a CTA for RLYB116 in the fourth quarter of 2021 to support the initiation of a Phase 1 trial in healthy participants. RLYB114 is a pegylated C5 inhibitor in preclinical development for the treatment of complement-mediated ophthalmic diseases and we expect to submit a CTA for this product candidate in the first half of 2023. Additionally, in collaboration with Exscientia Limited, or Exscientia, we have two discovery-stage programs focused on the identification of small molecule therapeutics for patients with rare metabolic diseases.

Our Approach

At Rallybio, we do not accept that millions of patients suffering from devastating rare diseases should have to live without transformative treatments. There are an estimated 25 to 30 million people affected by as many as 7,000 rare diseases in the United States alone, with a significantly greater number of affected people globally. We are building a diversified pipeline of product candidates that we believe have the potential to transform the lives of patients in need. Our goal is to deliver therapeutics that provide meaningful clinical benefits to patients so they can become unbound and undefined by the diseases from which they suffer.

We believe the success of our company is built on three key strengths:

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Our extensive knowledge of rare diseases and our scientific expertise positions us to identify therapies with the potential for transformative impact. We seek to acquire and develop product candidates that possess a clear mechanism of action and that aim to address diseases with a well-understood pathophysiology for which there is a significant unmet medical need. We believe that a product candidate’s mechanism of action should target the causal biology of the disease to provide the highest probability of dramatically improving the lives of patients. We believe that our team’s extensive experience in rare diseases and our scientific expertise position us to identify opportunities where these links can be made, which may go unnoticed by others.

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Our ability to source, to identify and to evaluate potential high-quality product candidates. We apply decades of experience across drug discovery, research, development, regulatory strategy and manufacturing to source, to identify and to evaluate therapeutic targets and product candidates that we believe have a high probability of success. Our ability to source these product candidates is facilitated by our extensive network of relationships with leaders in industry and in academic clinical centers worldwide. We view ourselves as partners of choice given our team’s track record of success in developing and delivering new therapies to patients.

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Our team’s proven execution capability to drive product candidates through clinical development to regulatory approvals. We have assembled a team with a proven history of successfully advancing product candidates from discovery to clinical development and through regulatory approval. Members of our team have played critical roles in the approval of more than 30 drugs, including seven approvals for rare disease therapeutics since 2013, and secured approvals from regulatory authorities in the Americas, Europe, Australia and Asia. In doing so, our employees previously developed and implemented novel clinical trial designs and successfully conducted clinical trials in never-before treated patient populations. We believe this collective prior experience positions us to efficiently and expertly execute at each step in the research and development process and enhances the value we can bring to product candidates and to patients.

Our Team

Our founders, Martin W. Mackay, Ph.D., Stephen Uden, M.D., and Jeffrey M. Fryer, CPA, were previously executives at Alexion Pharmaceuticals, Inc., or Alexion, and worked together to successfully build, develop, and launch transformative therapies for patients with rare diseases. Several members of our team were integral in the successful development and/or approval of therapies such as Strensiq (asfotase alfa) for patients with perinatal-, infantile-, and juvenile-onset hypophosphatasia, or HPP, Kanuma (sebelipase alfa) for patients with lysosomal acid lipase deficiency, or LAL-D, Nulibry (fosdenopterin) for patients with molybdenum cofactor deficiency, or MoCD Type A, Soliris (eculizumab) for patients with refractory gMG, Soliris for patients with relapsing neuromyelitis optica spectrum disorder, or NMOSD, Ultomiris (ravulizumab-cwvz), for patients with PNH and Ultomiris for patients with atypical hemolytic uremic syndrome, or aHUS.

Our deep commitment to high ethical and professional standards is fundamental to our mission to bring new and transformative medicines to vulnerable patient populations suffering from rare diseases. We believe our team’s prior contributions have made a significant positive impact on the lives of thousands of patients around the world. As a strong and experienced team, we believe we can transform the lives of thousands more.

Our Pipeline

Our pipeline is illustrated in the chart below.

FNAIT: Fetal and neonatal alloimmune thrombocytopenia; HPA-1a: Human platelet antigen 1a; PNH: Paroxysmal nocturnal hemoglobinuria; gMG: Generalized myasthenia gravis; ABD: Albumin binding domain; HPP: Hypophosphatasia; ENPP1: Ectonucleotide pyrophosphatase/phosphodiesterase 1; PoC: Proof of concept; CTA: Clinical trial application

Prevention of FNAIT

Our most advanced program is targeting the prevention of FNAIT, a potentially life-threatening rare disease that can cause uncontrolled bleeding in fetuses and newborns. FNAIT can arise during pregnancy due to an immune incompatibility between an expectant mother and her fetus in a specific platelet antigen called human platelet antigen 1, or HPA-1. This incompatibility can cause an expectant mother to develop antibodies that attack the platelets of her fetus. The destruction of platelets in the fetus can result in severely low platelet counts, or thrombocytopenia, potentially leading to devastating consequences including miscarriage, stillbirth, death of the newborn, or severe lifelong neurological disability in those babies who survive. There is currently no approved therapy for the prevention or treatment of FNAIT.

We estimate that there are over 22,000 pregnancies at high risk of developing FNAIT each year in the United States, Canada, United Kingdom, other major European countries and Australia. Because there are no approved therapies to prevent FNAIT, expectant mothers are not currently screened for FNAIT risk. As a result, the vast majority of pregnancies at risk for FNAIT go unidentified and untreated. In those pregnancies that are identified as at-risk, typically due to the delivery of a prior FNAIT affected child, expectant mothers may be treated with weekly intravenously-administered high doses of immunoglobulin G, or IVIG, along with the oral steroid immunosuppressant prednisone. However, IVIG administration does not prevent the immune response, called alloimmunization, and is costly, time-intensive, difficult to tolerate and associated with significant treatment-related complications.

The lead product candidate in our FNAIT prevention program is RLYB212, a preclinical-stage monoclonal anti-HPA-1a antibody. We are evaluating RLYB211, a polyclonal anti-HPA-1a antibody, in a Phase 1/2 clinical trial, which we believe has established proof of concept for RLYB211 and provides support for our proposed mechanism of action. RLYB211 is derived from the plasma of women who have developed antibodies to HPA-1a as a result of a prior HPA-1 incompatible pregnancy. Data generated from the first cohort of healthy participants in our Phase 1/2 clinical trial for RLYB211, which was presented in July 2021 at the International Society on Thrombosis and Haemostasis, or ISTH Congress, demonstrated the ability of an anti-HPA-1a antibody to rapidly eliminate transfused HPA-1a positive platelets from the circulation of healthy HPA-1a negative participants. Based on these results, we believe that targeting HPA-1a with an anti-HPA-1a antibody has the potential to prevent maternal alloimmunization and therefore the occurrence of FNAIT.

Based on the common mechanism of action, we believe that both product candidates will drive rapid elimination of HPA-1a positive platelets in the circulation of expectant mothers and potentially prevent them from alloimmunizing. Consequently, we are prioritizing the development of RLYB212 based on its favorable attributes, including:

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the potential for subcutaneous administration of RLYB212, which is the preferred route of administration based on primary market research of OB/GYNs and maternal-fetal specialists in the United States and Europe, compared to RLYB211’s intravenous injection administration;

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a pharmacokinetic profile for RLYB212 that has the potential to maintain circulating concentrations of anti-HPA-1a antibody at levels that are very close to peak exposure levels through the entire treatment period, thus maximizing the capacity of RLYB212 to neutralize fetal antigen relative to RLYB211; and

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the ability to produce RLYB212 using standard monoclonal antibody manufacturing methods compared to the long-term need to source plasma for RLYB211 from women who had developed antibodies to HPA-1a as a result of a prior HPA-1 incompatible pregnancy.

We submitted a CTA for RLYB212 in July 2021, and subject to the acceptance of our CTA submission, we expect to initiate a Phase 1 first-in-human trial in Germany in the first quarter of 2022, with proof of concept data from a Phase 1b trial planned for mid-2022. We also anticipate reporting additional data from our Phase 1/2 clinical trial for RLYB211 in the fourth quarter of 2021.

Treatment of Disorders Due to Complement Dysregulation

Our next two programs target diseases related to complement pathway dysregulation. The complement system plays a central role in innate immunity, as well as, shaping adaptive immune response. Dysregulation of the complement pathway has been implicated in the pathogenesis of a growing number of diseases, making it an attractive target for therapeutic intervention.

Antibody inhibitors of C5 have been successfully developed to treat diseases caused by complement pathway dysregulation, including PNH, aHUS, refractory gMG and relapsing NMOSD. Despite the approval of antibody-based C5 inhibitors for patients with these diseases, we believe there remains significant need in the market for safe, effective, patient-friendly and accessible therapies.

Our team has a track record of success and significant expertise in designing, developing and securing approval for complement inhibitors, including Soliris and Ultomiris, for patients with severe and rare complement-mediated diseases around the world. We believe this knowledge and expertise positions us to successfully advance our programs and deliver transformative benefits to patients in need.

Our most advanced product candidate in this therapeutic area is RLYB116, an inhibitor of complement factor C5, which is a central component of the complement pathway. RLYB116 is an Affibody® molecule attached to an albumin binding domain that has the potential to drive the rapid, complete and sustained inhibition of C5 with a subcutaneous injection. We plan to pursue PNH and gMG as our lead indications for RLYB116, with additional complement-mediated indications to follow. We expect to submit a CTA for RLYB116 in the fourth quarter of 2021, and to initiate a Phase 1 clinical trial in healthy participants in the first quarter of 2022.

Our second C5 inhibitor, RLYB114, is a pegylated C5-targeted Affibody® molecule with pharmacokinetic properties designed for the treatment of complement-mediated ophthalmic diseases. Preclinical data generated with RLYB114 demonstrate that it is well-tolerated in animal models with no serious adverse effects. RLYB114 is in preclinical development, and we expect to submit a CTA for RLYB114 in the first half of 2023.

Artificial Intelligence Drug Discovery Collaboration

We established a partnership with Exscientia, an Oxford, UK-based artificial intelligence-driven pharmatech company that is a leader in the use of computational tools and machine learning capabilities to rapidly and efficiently discover novel small molecule drug candidates. Our partnership consists of two joint ventures that each focus on the discovery and development of small molecule therapeutics for the treatment of patients with rare metabolic diseases.

The first of these programs is targeting Ectonucleotide Pyrophosphatase/ Phosphodiesterase 1, or ENPP1, for the treatment of patients with HPP, a potentially life-threatening disease due to defects of skeletal mineralization. Patients with HPP suffer from deficiencies in breaking down pyrophosphate due to loss of function mutations in the gene ALPL, which encodes Tissue Non-specific Alkaline Phosphatase, or TNSALP. ENPP1 is an enzyme involved in regulating extracellular levels of pyrophosphate, a natural inhibitor of calcium mineralization in bone formation. We believe that a small molecule inhibitor of ENPP1 has the potential to bring meaningful benefit to HPP patients by reducing excess levels of pyrophosphate, thereby removing an inhibitor of calcium mineralization and bone formation.

The incidence of HPP has been reported to be 1 in 100,000 to 1 in 300,000 (United States and Canada) for severe disease and 1 in 6,370 (EU) for less severe forms. In functional in vitro assays, we have observed that our lead ENPP1 inhibitors can promote mineralization. We intend to nominate a development candidate in this program in the first quarter of 2022.

In addition, we have a second joint venture with Exscientia, which is currently in the discovery stage, to identify a small molecule modulator for patients with an undisclosed rare metabolic disorder.

Our Strategy

Our mission at Rallybio is aligned with our expertise: to identify and accelerate the development of life-transforming therapies for patients with severe and rare disorders. To achieve this mission, our strategy includes the following key components:

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Establish a leading rare disease company through a team that delivers transformative medicines to patients. We believe our team’s expertise and knowledge are fundamental to our long-term success. Our research and development team is led by experienced drug development executives who were integral in the approvals of more than 30 drugs from leading companies, including Alexion, Astellas Pharma Inc., Wyeth, LLC and Pfizer Inc. We plan to continue to leverage our team’s expertise to enable focused clinical development of multiple product candidates in parallel, resulting in a diversified portfolio that we believe will provide multiple opportunities to create value by significantly improving the lives of patients.

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Advance RLYB212 into and through clinical development for the prevention of FNAIT. Our polyclonal antibody, RLYB211, is currently being evaluated in a Phase 1/2 clinical trial. Topline data from this trial was presented at the ISTH Congress in July 2021, which we believe establishes proof of concept for RLYB211 and an anti-HPA-1a antibody approach.

For RLYB212, in addition to the Phase 1 and Phase 1b trials, to further support our clinical development, we plan to initiate a global natural history study of FNAIT in the third quarter of 2021.

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Advance RLYB116 and RLYB114 into and through clinical development for the treatment of diseases of complement dysregulation. We intend to submit a CTA for RLYB116 in the fourth quarter of 2021 with the goal of initiating a Phase 1 clinical trial in the first quarter of 2022. We plan to pursue PNH and gMG as our lead indications for RLYB116. We also plan to evaluate the development of RLYB116 for the treatment of additional rare complement-mediated diseases. In addition, we are proceeding with preclinical development of RLYB114 for complement-mediated ophthalmic indications.

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Identify and advance pipeline product candidates for rare metabolic diseases through our joint ventures with Exscientia. We have entered into a partnership with Exscientia to identify and develop candidates that are aligned with our overall drug discovery and development strategy. We plan to nominate a development candidate for our ENPP1 program in the first quarter of 2022. We also continue to execute on a second target with Exscientia with the goal of identifying a small molecule modulator for the treatment of an undisclosed rare metabolic disorder and expect to pursue additional small molecule targets in collaboration with Exscientia in additional joint ventures.

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Expand our pipeline through partnering, acquiring or in-licensing additional product candidates that target validated biology. We are focused on developing drugs that directly impact known disease pathways which we believe will allow us to increase the probability of clinical, regulatory and commercial success. We continue to accelerate our business development activities and actively pursue the acquisition or in-licensing of additional product candidates as well as partnerships and collaborations. Our team has strong relationships with key academic and industry leaders in the rare disease field built from our past success in developing and commercializing therapies for rare diseases. We plan to continue to leverage these relationships to further our business development opportunities and thereby expand our pipeline.

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Maximize the value of pipeline product candidates through commercial independence in key markets and select partnerships. We plan to build a fully integrated and focused commercial organization to launch our rare therapeutics, if approved, in key markets. We believe our commercial organization can be efficiently targeted at groups of specialists who typically treat patients with the diseases to be addressed by our product candidates. For certain other markets, we plan to explore strategic partnerships to efficiently deliver our therapeutics to patients, with the goal of transforming patient care in our focus areas around the globe.

Our Company

We were founded in January 2018 by Drs. Mackay and Uden and Mr. Fryer to identify and accelerate the development of life-transforming therapies for patients with severe and rare disorders. At Alexion, Dr. Mackay was Global Head of Research & Development, Dr. Uden served as Head of Research, and Mr. Fryer was Chief Tax Officer. Many of our employees have worked together extensively during their careers across different companies. During these years of collaboration, several members of our team were integral in the successful development and/or approval of transformative therapies for thousands of patients with rare diseases. As a focused, cohesive and experienced Rallybio team, we hope to transform the lives of many thousands more.

To date, we have raised over $180 million from investors including 5AM Ventures, Canaan Partners, Connecticut Innovations, Fairview Capital, F-Prime Capital, Mitsui & Co. Global Investment, New Leaf Venture Partners, Pivotal bioVenture Partners, Solasta Ventures, Tekla Capital Management, TPG, and Viking Global Investors. In addition, employees of Rallybio have invested over $2.3 million to date in our Series A-1, Series A-2, and Series B financing transactions.

Our Product Candidates

RLYB211 and RLYB212 for the prevention of FNAIT

We are developing two anti-HPA-1a antibody product candidates, RLYB211 and RLYB212, for the prevention of FNAIT, a maternal fetal blood disorder that can cause potentially devastating outcomes including miscarriage, neonatal death and severe life-long neurological disability. RLYB211 is a polyclonal anti-HPA-1a antibody isolated from the plasma of women who developed HPA-1a antibodies due to a prior HPA-1 incompatible pregnancy. We believe early data generated from the first cohort of our ongoing Phase 1/2 clinical trial for RLYB211 in healthy male participants supports the potential of our approach to prevent material alloimmunization and therefore the occurrence of FNAIT. RLYB212 is a monoclonal antibody directed at the same HPA-1a target and we intend to advance this product candidate into clinical trials in the first quarter of 2022. We expect to report proof of concept data from this study in mid-2022.

Maternal fetal blood disorders

FNAIT is one of several devastating disorders that is caused by an immune incompatibility of a mother and fetus during pregnancy. One of the best-characterized prenatal immune incompatibility disorders is Rh disease. This condition arises when the mother is RhD negative and her fetus is RhD positive. RhD incompatibility may lead to destruction of red blood cells in the fetus and can result in severe outcomes including miscarriage or loss of a newborn. RhD disease is treated by giving at-risk expectant mothers low doses of antibodies to RhD. These antibodies remove fetal red blood cells that have crossed into the mother’s circulation, thereby preventing her from developing an immune response that could destroy the red blood cells in the fetus. Since the approval of the first Rho (D) Immune Globulin in 1968, known as RhoGAM, expectant mothers in many countries, including North America and Europe, are routinely screened for their RhD status, and Rh disease is largely prevented in at-risk expectant mothers. We are pursuing a similar approach to preventing FNAIT with our product candidates.

FNAIT disease background

Like Rh disease, FNAIT is a disorder that occurs during pregnancy when an expectant mother’s immune system attacks a specific antigen on the platelets of her fetus, leading to their destruction. This results in an increased risk of bleeding in the fetus and newborn. In the majority of cases, the effects of FNAIT are mild; however, up to 20% of FNAIT cases experience intracranial hemorrhage, or ICH, which can lead to devastating outcomes such as miscarriage, stillbirth, loss of the newborn and severe lifelong neurological disabilities in those babies that survive.

FNAIT is caused by a mismatch in the type of human platelet antigen 1, or HPA-1, that is expressed by the expectant mother and the fetus. There are two predominant forms of HPA-1, known as HPA-1a and HPA-1b, which are expressed on the surface of platelets. These two alleles differ by a single amino acid. Individuals who are homozygous for HPA-1b, meaning that they have two copies of the HPA-1b allele and no copies of the HPA-1a allele, are also known as HPA-1a negative. Upon exposure to HPA-1a, these individuals can develop antibodies to that antigen in a process known as alloimmunization. In expectant mothers, alloimmunization can occur upon mixing of fetal blood with maternal blood. When alloimmunization occurs in an expectant mother, the anti-HPA-1a antibodies that develop in the mother can cross the placenta and destroy platelets in the fetus.

Pathophysiology of FNAIT

There are no approved therapies to treat or prevent FNAIT and, therefore, expectant mothers are not currently screened for FNAIT risk. Today, expectant mothers at risk of FNAIT are typically only identified following the delivery of an FNAIT affected child. These mothers may be treated during subsequent pregnancies with weekly administration of IVIG, along with the oral steroid immunosuppressant prednisone. While IVIG administration can potentially mitigate the detrimental effects of anti-HPA-1a antibodies, it does not prevent alloimmunization, is costly, time-intensive, difficult to tolerate and associated with significant treatment-related complications.

Babies with FNAIT are typically diagnosed at the time of delivery by the presence of low platelet counts identified during routine analysis, the presence of petechiae on the skin or due to the manifestations of severe complications such as ICH or gastrointestinal bleeding. Upon diagnosis, babies with FNAIT may receive platelet transfusions and may be admitted to the neonatal intensive care unit. In severe cases, babies may suffer life-long neurological disability or may not survive.

We project that there may be over 22,000 pregnancies annually that are at high risk of FNAIT in the United States, Canada, United Kingdom, other major European countries and Australia. These pregnancies represent expectant mothers who are HPA-1a negative, who are at high risk of alloimmunization and who are carrying an HPA-1a positive fetus.

While the frequency of HPA-1a negative status in non-Caucasian populations is not established, studies show that approximately 2% of the Caucasian population is HPA-1a negative. Based on this frequency and live birth rates of Caucasian women from 2018, we estimate that there are approximately 110,000 HPA-1a negative expectant mothers in the aforementioned countries each year. From this population of expectant mothers, a subset is at higher risk of FNAIT due to the presence of a specific HLA allele, known as DRB3*01:01. Genetic studies have found that expectant mothers who have this specific HLA allele are approximately 25 times more likely to develop antibodies to HPA-1a than those without this allele. This higher-risk group represents approximately 27% of HPA-1a negative expectant mothers, or approximately 30,000 individuals.

From this population, an estimated 89% of women would not already have antibodies to HPA-1a and, of these, an estimated 86% would be expected to be carrying an HPA-1a positive fetus. As illustrated below, based on these estimates, we project there may be over 22,000 pregnancies annually that are at high risk of FNAIT.

Pregnancies At Risk of FNAIT

Given the well-established prevalence of HPA-1a negativity in the Caucasian population, our current estimates of the FNAIT at-risk population are derived from the estimated proportion of Caucasian births from approximately eight million live births per year in the above-mentioned countries. However, we are committed to ensuring that all expectant mothers of any race or ethnicity who are at high risk of FNAIT are identified and eligible for treatment. We intend to initiate a natural history study of FNAIT in the third quarter of 2021, in part to obtain better prevalence estimates of the FNAIT at-risk population in racial and ethnic groups that may have been underrepresented in previously published studies. We believe that data from this study will better inform the size of the total FNAIT at-risk population.

We believe that screening for FNAIT risk can be performed routinely and cost effectively as part of standard prenatal testing provided to expectant mothers during pregnancy. Testing for maternal HPA-1 type and presence of the HLA-DRB3*01:01 allele could occur during the first trimester, at the same time as other routine blood work and risk screening, and we don’t expect that an additional blood draw would be required. Importantly, U.S. and EU physicians have advised that our approach and timing for FNAIT screening would fit well within the established first trimester prenatal testing paradigm and could slot in at the same time as routine blood typing and Rh testing. Based on our global market research with maternal-fetal medicine specialists, obstetricians-gynecologists and payers, we believe there is not only high awareness of the catastrophic impact of FNAIT, but also a strong desire to both screen and provide preventive therapy to at-risk expectant mothers, if there were an approved product to prevent FNAIT and affordable screening tests.

We believe screening and preventive treatment can have a significant impact on this potentially devastating disease. For example, screening and treatment in Rh disease have been highly effective in reducing the number of affected births. In developed countries with access to prenatal testing and treatment, the prevalence of Rh disease is 2.5 per 100,000 compared to 276 per 100,000 worldwide. We believe that applying a similar approach to the prevention of FNAIT could lead to a significant reduction in the number of babies at risk for FNAIT.

We are working with Grifols Laboratory Solutions Inc. to include screening tests for maternal HPA-1 type, maternal HLA-DRB3*D1:01 status, maternal HPA-1a antibodies and fetal HPA-1 genotype in our clinical development program.

We intend to initiate a natural history trial of FNAIT in the third quarter of 2021, which is described below, in which we plan to implement this screening paradigm in a broad population of expectant mothers of different racial and ethnic characteristics to identify those at risk of developing FNAIT. We also plan to use this trial to operationalize the FNAIT-risk laboratory test paradigm prior to implementing the laboratory tests in a future registration trial. We anticipate that data from this natural history trial, combined with data available from other literature-reported FNAIT screening studies, may be sufficient to serve as a basis for future regulatory discussions regarding the use of historical control data to support a future single arm Phase 2/3 registrational trial. We also believe that the experience in recruiting expectant mothers into this trial will accelerate recruitment into future FNAIT trials.

Our solution: RLYB211 and RLYB212

We are developing RLYB211, a polyclonal anti-HPA-1a antibody isolated from the plasma of women who developed HPA-1a antibodies due to a prior HPA-1 incompatible pregnancy, and RLYB212, a monoclonal anti-HPA-1a antibody developed from transformed memory B-cells isolated from a mother with severe FNAIT affected pregnancies. Our dual approach is rooted in our goal to provide a preventive therapy for FNAIT to mothers at risk as soon as practicable. We believe the early data generated from our ongoing RLYB211 Phase 1/2 clinical trial support the mechanism of action of RLYB211, and by extension that of RLYB212, to remove fetal HPA-1a platelets from HPA-1a negative expectant mothers and potentially prevent maternal alloimmunization, thereby eliminating the risk of FNAIT. We acquired all rights to both product candidates from Prophylix AS, or Prophylix, in 2019.

In November 2020, we announced that we dosed the first participant in our Phase 1/2 trial of RLYB211. Topline data from this trial was presented at the ISTH Congress in July 2021, and we anticipate reporting additional data from this trial in the fourth quarter of 2021. For RLYB212, our lead product candidate, we submitted a CTA in July 2021, and subject to the acceptance of our CTA submission, we expect to initiate a Phase 1 first-in-human trial in Germany in the first quarter of 2022, with proof of concept data from a Phase 1b trial planned for mid-2022.

We are prioritizing the development of RLYB212 based on the following:

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Dose administration. RLYB212 is dosed subcutaneously while RLYB211 is administered via intravenous bolus injection. Subcutaneous administration simplifies the treatment regimen for at-risk expectant mothers and is highly preferred by physicians in both the United States and EU, based on primary market research.

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Pharmacokinetic profile. Our pharmacokinetic modeling suggests that weekly subcutaneous administration of RLYB212 could maximize the capacity of RLYB212 to neutralize fetal antigen over the course of treatment compared to RLYB211, by maintaining higher trough levels and limiting fluctuations from peak to trough.

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Standard manufacturing and stable supply. Commercial quantities of RLYB212 are expected to be produced by standard monoclonal antibody production methods. RLYB211, however, is purified from plasma collected from women who developed HPA-1a antibodies due to a prior HPA-1 incompatible pregnancy. If RLYB211 is clinically successful in preventing FNAIT, the number of women with HPA-1a antibodies would decrease significantly, negatively impacting our ability to source a long-term supply of commercial product.

Clinical development of RLYB211: providing support for the RLYB212 approach

We are conducting a Phase 1/2 single-blind, placebo-controlled, dose escalation proof of concept trial designed to establish the dose of RLYB211 needed to rapidly clear HPA-1a positive platelets transfused to HPA-1a negative healthy male participants. In this trial, the elimination of transfused platelets is intended to serve as a surrogate for assessing the ability of RLYB211 to drive rapid elimination of HPA-1a positive fetal platelets from an expectant mother’s circulation, thereby potentially preventing HPA-1a maternal alloimmunization and the occurrence of FNAIT in fetuses and newborns.

The trial is designed to enroll a total of 24 participants across three cohorts, each investigating a different dose of RLYB211. In cohorts 1 and 2, platelet transfusion precedes single dose administration of either placebo or RLYB211 at 1,000 IU in cohort 1 and 4,000 IU in cohort 2. Data from cohorts 1 and 2 will be used to evaluate the trial’s primary endpoint of time to platelet clearance, based on t1/2 of 10x109 transfused HPA-1a positive platelets. Data from cohort 3, investigating a 10,000 IU dose, will be used to establish the RLYB211 pharmacokinetic profile.

Safety will be assessed across all cohorts. The trial is being conducted at the Clinical Research department of Fraunhofer Institute for Molecular Biology and Applied Ecology IME, Branch for Translational Medicine and Pharmacology (TMP) in Frankfurt/Main, Germany in collaboration with the German Red Cross (Deutsches Rotes Kreuz) Blood Service Baden-Württemberg-Hessen in Frankfurt/Main, Germany.

Design of Cohorts 1 & 2 of the Phase 1/2 Trial of RLYB211 in HPA-1a Negative Healthy Participants

In the first cohort of this trial, a dose of 10x109 HPA-1a positive (i.e., HPA-1ab) platelets was transfused into healthy participants to simulate a fetal bleed into the maternal circulation one hour before a 1,000 IU dose of RLYB211. As illustrated below, administration of RLYB211 markedly accelerated the clearance of the transfused HPA-1a positive platelets compared with placebo, resulting in a half-life of mismatched platelets of 0.32 hours as compared to 65.29 hours with placebo (p value <0.001). RLYB211 showed acceptable tolerability with no serious adverse events observed.

RLYB211 Led to Rapid Clearance of Transfused HPA-1a Positive (i.e., HPA-1ab) Platelets from Healthy Participants

Data from the first cohort provides proof of concept of the ability of anti-HPA-1a antibodies to rapidly clear HPA-1a positive transfused platelets in HPA-1a negative individuals. These data support the potential for the administration of an anti-HPA-1a antibody to drive the rapid elimination of HPA-1a positive fetal platelets from an expectant mother’s circulation, thereby preventing HPA-1a maternal alloimmunization and the occurrence of FNAIT in fetuses and newborns.

Given these positive results, we are now seeking a protocol amendment in which four healthy HPA-1a negative male participants will receive RLYB211 seven days prior to an HPA-1a positive platelet challenge. We believe this amendment will allow the trial to more closely mimic the situation in expectant mothers who would be eligible to receive an anti-HPA-1a antibody as a preventive treatment in anticipation of potential exposure to HPA-1a platelets from their fetuses. Data from this cohort are expected in the fourth quarter of 2021.

RLYB212 preclinical data

A mouse model of FNAIT has been created in which the amino acids comprising the HPA-1a antigen are reconstituted in the mouse gene. These transgenic mice (referred to as APLDQ mice based on the amino acid changes) recapitulate multiple aspects of FNAIT. Administration of anti-HPA-1a antibodies to APLDQ mice leads to destruction of APLDQ platelets and severe thrombocytopenia. Injection of platelets from APLDQ mice into wild-type mice can induce an HPA-1a specific immune response. Finally, wild-type female mice pre-immunized with APLDQ platelets, when bred with APLDQ male mice, give birth to severely thrombocytopenic pups, many of which exhibit an accompanying bleeding phenotype. Treatment of these pregnant female mice with IVIG resulted in lowering the level of anti-APLDQ antibodies in the fetus and a reduction in thrombocytopenia.

In a prophylactic treatment model, a single large bolus intravenous injection of 1 x 108 APLDQ platelets (equivalent to about one-sixth of the total blood volume in the host) was administered to wild-type mice. At a dose of 0.4 µg (yielding a peak concentration of approximately 0.2 µg/ml), RLYB212 was able to drive rapid and complete elimination of APLDQ platelets, as shown in the first graph below, and prevent a host antibody response, as shown in the second graph below. As shown in third graph below, this dose correlates to a concentration of RLYB212 projected to bind approximately 10% of the HPA-1a antigen present on the transfused APLDQ platelets. Thus, the approximately 10% receptor binding is sufficient to clear platelets and prevent alloimmunization.

RLYB212 Induced Rapid Elimination of APLDQ Platelets

RLYB212 Prevented the Development of Antibodies to APLDQ Platelets

Ten Percent of APLDQ Platelets Bound by 0.4 µg Dose of RLYB212 at Cmax

Clinical development of RLYB212

We anticipate initiating a Phase 1 single and multiple dose trial for RLYB212 in HPA-1a negative healthy participants in the first quarter of 2022. The trial will evaluate the safety, tolerability and pharmacokinetics of RLYB212 following subcutaneous single dose administration and subcutaneous weekly doses for an estimated period of up to 12 weeks. The general design of the planned trial is illustrated below.

Design of the Initial Phase 1 Trial of RLYB212 in HPA-1a Negative Healthy Participants

A subsequent Phase 1b proof of concept trial will assess the ability of RLYB212 to rapidly eliminate transfused HPA-1a positive platelets from the circulation of HPA-1a negative healthy male participants in a design similar to that of the RLYB211 Phase 1/2 trial. We expect to report proof of concept data from the Phase 1b study in mid-2022.

Design of the Phase 1b Trial of RLYB212 in Healthy Male Participants

Subject to successful completion of our planned Phase 1 and 1b trials and future discussions with regulatory authorities, we plan to conduct a registrational enabling Phase 2/3 trial of RLYB212 in expectant mothers at higher FNAIT risk.

Prospective FNAIT Natural History Alloimmunization Study

We plan to initiate a prospective, non-interventional, multinational natural history study in the third quarter of 2021. The primary objective of the study will be to determine the frequency of women who are HPA-1a antibody negative and have the HLA allele DRB3*01:01, and are therefore at higher FNAIT risk among pregnant women of different racial and ethnic characteristics who present for prenatal care at gestation weeks 10 to 14. A secondary objective will be to identify the frequency of HPA-1a alloimmunization and pregnancy outcomes among women identified to be at higher FNAIT risk.

RLYB116 for the treatment of disorders due to complement dysregulation

RLYB116 is an inhibitor of complement factor C5, a central component of the complement pathway, which plays a central role in innate immunity as well as shaping adaptive immune response. Dysregulation of the complement pathway has been implicated in the pathogenesis of a growing number of diseases, making it an attractive target for therapeutic intervention. Antibody inhibitors of C5 have been successfully developed to treat diseases caused by immune dysfunction, including PNH, aHUS, refractory gMG and relapsing NMOSD. Despite approved products for these indications, we believe there remains an unmet need in patients with these diseases for therapies that are more patient-friendly and accessible. RLYB116 is an Affibody® molecule, which is an antibody mimetic protein that has a much smaller molecular weight than a traditional antibody and may also be easier and less costly to produce. In contrast to C5-targeted antibody therapeutics that are administered intravenously, RLYB116 has the potential to be administered as a small volume subcutaneous injection. Additionally, RLYB116 includes an albumin binding domain, which may extend the half-life of the Affibody® domain. In addition, amino acid changes have been made to RLYB116 that are intended to enhance stability. We view RLYB116 as a potential pipeline-in-a-product. Our lead indications for RLYB116 are PNH and gMG. However, we plan to evaluate the development of RLYB116 for the treatment of additional rare complement-mediated diseases. We believe RLYB116 could potentially enable more patients suffering from PNH and gMG to be treated globally and could also provide a meaningful therapeutic impact for patients suffering from a broad number of other diseases of complement dysregulation.

Based on our team’s experience studying and developing therapies targeting the complement system, we believe there are four important attributes that could support clinical and commercial success in the treatment of patients suffering from complement-mediated diseases. These include a mechanism of action targeting terminal complement, the ability to produce rapid, complete and sustained inhibition of C5, a safety profile consistent with C5 antibodies currently approved for therapeutic use and pricing flexibility to treat a broad range of complement-mediated diseases. We believe RLYB116 has the potential to demonstrate these attributes, and if so, could have a life-transforming impact for patients.

The complement system

The complement system includes over 30 proteins in plasma and on cell surfaces that support the body’s adaptive or antibody-based immune system in the destruction of pathogenic bacteria. Complement proteins circulate in the blood in an inactive form prior to activation in response to infection. Activation occurs through a pathway of proteolytic cleavage events initiated by pathogen recognition and resulting in pathogen destruction. Three complement pathways are known and are referred to as the classical, lectin and alternative pathways. In the classical pathway, antibodies bind to antigens, which in turn trigger a protease cascade that activates complement protein C3 and then complement protein C5. Activation of C5 convertase generates C5b which can initiate formation of membranes pores and subsequent lysis of cells. The binding of C5b to host cells is normally prevented by the presence of specific glycoproteins on the cell surface.

PNH disease background

PNH is a rare, potentially life-threatening hematologic disease characterized by complement-mediated destruction of red blood cells, or hemolysis. Early signs of PNH include hemoglobinuria, or dark colored urine, resulting from excretion of hemoglobin from lysed red blood cells, which is more prominent in the morning and decreases during the day. More serious symptoms of PNH include anemia, excessive weakness, fatigue, severe abdominal pain, severe headaches and recurrent infections. PNH leads to over a 60-fold increase in the risk of venous thromboembolism compared to the general population and these thrombotic events lead to between 40% and 67% of deaths in PNH patients. Approximately two thirds of patients with PNH develop chronic kidney disease, or CKD, and kidney failure is the cause of death in 8% to 18% of patients with PNH. In the absence of disease-modifying treatment, PNH results in the death of approximately 35% of affected individuals within five years of diagnosis. An analysis conducted in 2006 estimated that there were approximately 4,700 patients living with PNH in the United States.

In patients with PNH, blood precursor cells acquire a mutation in a gene encoding a protein that anchors a specific set of proteins on the cell surface. When these proteins, known as glycoproteins, are in place on the blood precursor cells, then the cells are protected from immune attack. However, in patients with PNH, these mutations cause the absence of these glycoproteins and renders red blood cells susceptible to destruction by the complement pathway. Once the cells are destroyed, by a mechanism known as lysis, the hemoglobin from these cells is then removed from circulation by the kidneys and excreted in the urine. Excess hemoglobin and additional proteins from lysed red blood cells causes the kidney damage seen in most patients with PNH. The observed increase in the rate of thrombosis in PNH patients is believed to be related to altered platelet function as well as to other activities associated with the C5a protein, such as vasoconstriction and increases in inflammation.

Current treatments for PNH and their limitations

The only curative treatment currently available for PNH is a stem cell transplant from a related donor. However, this procedure is associated with significant risk and is typically used only in those patients with severe disease, such as life-threatening thrombosis or dangerously low blood counts. Various supportive therapies include anticoagulants, red blood cell transfusions and supplements of iron and folate. These therapies provide some relief from symptoms but do not address the underlying cause of the disease.

There are two approved disease-modifying drugs for PNH: eculizumab, marketed by Alexion as Soliris; and ravulizumab, marketed by Alexion as Ultomiris. Both of these products are antibodies that bind to complement C5 and prevent its cleavage by C5 convertase to C5a and C5b, thus blocking a central step in the complement pathway. Both products are roughly equivalent in their ability to block C5 cleavage, prevent hemolysis, minimize the need for transfusions and to stabilize hemoglobin.

Eculizumab and ravulizumab are each administered intravenously by healthcare professionals: eculizumab at biweekly intervals and ravulizumab at eight-week intervals. Despite the requirement for intravenous administration and limitations on access, wide adoption of these drugs has led to worldwide sales of eculizumab and ravulizumab which in 2020 exceeded $5 billion. We believe that a product that works through a similar mechanism but with a more convenient route of administration and improved patient access has the opportunity to further transform PNH therapy for patients.

Potential benefits of our approach

We are pursuing PNH as part of our initial development strategy for three reasons. First, PNH has a well-understood disease pathophysiology driven by complement, providing a sound biological rationale for a C5-targeted intervention. Second, PNH offers the opportunity for early clinical validation using objective endpoints, including impact on lactate dehydrogenase, a component of red blood cells that is increased in circulation as a result of hemolysis. And third – and most importantly – we believe that with a patient-friendly and accessible therapy, RLYB116 could potentially provide transformative therapeutic impact for unserved and underserved patients with PNH globally.

Generalized myasthenia gravis disease background

Generalized myasthenia gravis is a potentially life-threatening, rare autoimmune neuromuscular disorder. Patients with gMG develop antibodies that attack critical signaling proteins at the junction between nerve and muscle cells, thereby inhibiting the ability of nerves to communicate properly with muscles. This inhibition leads to muscle weakness, which can occur in ocular muscles leading to droopy eyelids as well as blurred or double vision due to partial paralysis of eye movements and in the muscles in the face, neck, throat and jaw, causing problems in chewing and swallowing. gMG can also cause respiratory problems, speech difficulties and weakness in skeletal muscles leading to problems in limb function. The symptoms of the disease can be transient and can remit spontaneously in the early stages of the disease. However, as the disease progresses, symptom-free periods become less frequent and disease exacerbations can last for months. Up to 20% of gMG patients experience respiratory crisis at least once in their lives. During crisis, a decline in respiratory function can become life-threatening and often requires intubation and mechanical ventilation, and hospital stays for patients in crisis last a median of seventeen days. According to a comprehensive epidemiological study of gMG in western Denmark form 1975-89, From the time of diagnosis, the overall survival rates at 3, 5, 10 and 20 years are estimated to be 85%, 81%, 69% and 63%, respectively. In addition, patients with gMG suffer from poor quality of life due to the impact of their disease on physical function as well as the burden of treatment-related adverse events.

The most common proteins that have been targeted by these autoimmune antibodies are AchR, which are within the neuromuscular junction and bind to the acetylcholine neurotransmitter released by the nerve; and muscle-specific kinase, or MuSK, a tyrosine kinase involved in propagating neuronal signals. The presence of these autoimmune antibodies blocks the signaling from neurons to muscles which results in outward signs of muscle weakness.

The pathology in gMG arises not only from interrupting signal transduction, but from physical destruction of the post-synaptic membrane through activation of the complement pathway. Over 80% of patients with gMG have antibodies to AchR and these antibodies can lead to complement-driven lysis of the post-synaptic membrane. Eculizumab is approved for the treatment of AchR antibody-positive gMG based on its ability to lead to significant improvements in the Myasthenia Gravis-Specific Activities of Daily Living scale and the Quantitative Myasthenia Gravis score which measures muscle weakness.

In the United States, the prevalence of gMG is estimated to be 14 to 20 per 100,000, with as many as 60,000 patients estimated to be living with the disease. As with many autoimmune diseases, there are no known genetic alterations that specifically cause gMG. In most patients, the disorder arises spontaneously. Approximately 3% of patients have a primary relative with gMG, suggesting that there are genetic factors that may predispose development of the disease, but these genes have yet to be identified.

Current treatments for gMG and their limitations

In the first-line setting, patients presenting with symptomatic gMG are commonly treated with acetylcholinesterase inhibitors such as pyridostigmine in order to improve neuromuscular transmission. As the disease progresses, patients may receive immunosuppressive therapies such as azathioprine, glucocorticoids, mycophenolate and cyclosporine. These therapies are used off-label for patients with gMG and unfortunately, each of these can be associated with substantive treatment burden and in some cases, can lead to disease worsening. Soliris (eculizumab) has been approved in the United States, EU, Japan and other markets for the treatment of patients with refractory gMG who are anti-AChR positive. Substantive symptom improvements have been noted with eculizimab treatment at the first assessment at one week after first dose administration. Rituximab may also be used off-label and is believed to have more benefit in patients with gMG with anti-MuSK antibodies compared to those with anti-AChR antibodies.

For patients with severe myasthenia or recurrent exacerbation and crisis, there are a number of methods utilized to reduce circulating IgG antibodies, as published studies have shown that decreases in circulating IgG antibody levels are correlated with increased relief of symptoms and decreases in the length of hospital stays. These procedures include: plasma exchange, a process whereby blood is taken from a patient and IgG antibodies are physically removed from the plasma before it is returned to the patient; and administration of IVIG, which provides therapeutic benefit through multiple hypothesized mechanisms, including the saturation of the FcRn receptor, which may lead to increased degradation of the endogenous autoimmune antibodies. Both procedures are burdensome for patients and repeat administration is usually required to obtain significant reduction in symptoms. In addition, the large volumes of intravenous fluid associated with the administration of IVIG can lead to pulmonary edema and kidney complications in elderly patients.

Potential benefits of our approach

We are pursuing gMG as part of our initial development strategy for two reasons. First, complement overactivity is known to contribute to the disease pathophysiology of gMG, again providing a sound biological rationale for a C5-targeted intervention. Second – and most importantly – we believe there is significant unmet need that we can address. We believe the convenience of subcutaneous self-administration may enable treatment of a broad population of gMG patients at both earlier and late stages of disease.

Our solution: RLYB116

RLYB116 is an engineered protein that includes an Affibody® molecule and an albumin binding domain. We acquired rights to RLYB116 from Swedish Orphan Biovitrum AB, or Sobi. RLYB116 has been designed to be optimized for C5 binding, stability, and long half-life in serum. Potential benefits of RLYB116 include:

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Subcutaneous administration. The low molecular weight allows for a higher concentration of active molecules than antibodies in an equivalent volume. This increases the probability of being able to deliver RLYB116 in a volume suitable for subcutaneous administration.

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Efficiency of manufacturing. RLYB116 is expressed in E coli, providing for a more streamlined manufacturing process compared to antibodies or other biologics expressed in mammalian cell culture, which typically require larger scale and longer manufacturing times.

∎	Less frequent dosing. Linkage of the Affibody® domain to an albumin binding domain may lengthen the dosing interval of RLYB116 by extending the biological half-life.

∎	Broader indication opportunity. Linkage to an albumin binding domain also may improve distribution to tissues throughout the body creating the potential for additional tissue targets and indications.

∎	Potentially lower risk of treatment conversion. Due to 1:1 binding to C5, there is potentially lower risk of immune complex formation when switching from treatment with an antibody.

∎	Favorable stability. The Affibody® platform provides the possibility of delivering highly stable and soluble therapeutic agents that allow for high-concentration low-volume products.

Affibody Scaffold and RLYB116 Structure

Pharmacodynamic properties of RLYB116

An ex vivo hemolytic inhibition assay suggests that RLYB116 may inhibit C5-mediated red blood cell destruction at a dose that could be clinically useful.

Clinical development plans for RLYB116

We intend to submit a CTA for RLYB116 in the fourth quarter of 2021, with the goal of initiating a Phase 1 clinical trial of RLYB116 in healthy adult participants in the first quarter of 2022. This trial will evaluate the safety, tolerability and pharmacokinetics of RLYB116 following subcutaneous administration of a single dose and multiple doses. We also plan to incorporate a measure of pharmacodynamic activity into the single and multiple ascending dose segments of the trial. The trial is planned to enroll up to 48 participants in the single ascending dose segment and evaluate up to 6 dose levels. The multiple ascending dose segment of the trial is planned to enroll up to 84 participants and up to 7 dosing strategies. A Phase 1b trial is planned in patients with PNH to assess the effect of RLYB116 on measures of pharmacodynamic activity as well as safety and pharmacokinetics. We anticipate conducting subsequent trials in patients with PNH and gMG, which are both indications in which C5 inhibition has been clinically validated. Beyond these initial indications, we plan to evaluate the development of RLYB116 for the treatment of additional rare complement-mediated diseases, given the growing numbers of diseases understood to be mediated by complement dysregulation.

RLYB114 for the treatment of ophthalmic disorders

RLYB114 is a C5-targeted Affibody® molecule conjugated to polyethylene glycol, or PEG. The addition of PEG to protein therapeutics is a well-established method of extending the half-life and reducing the immunogenicity of these molecules in the body. Given the role of the complement system in retinal and ocular pathology, we are exploring a range of ophthalmic diseases, including inflammatory and degenerative disorders, for the development of RLYB114. We expect to submit a CTA for RLYB114 in the first half of 2023.

Potential role of complement in ocular diseases

Photoreceptors and the retina encounter a number of innate immune activators. Dysregulation of the complement system may drive ocular inflammation and contribute to vision loss in multiple diseases such as age-related macular degeneration, or AMD. A number of genetic studies have shown links between alterations in genes encoding various complement factors and the risk of development of AMD. Several clinical trials of inhibitors of the complement pathway including C5 inhibitors have been conducted, with reports of modest efficacy. Reasons for this limited efficacy are unknown but could include the disease stage treated, level of intervention in the complement pathway, drug delivery mechanism and ability of the therapeutic to cross Bruch’s membrane to the retinal pigment epithelium.

Preclinical studies

Based on an animal intravitreal pharmacokinetic study, RLYB114 may have a half-life comparable to Lucentis and Eylea. RLYB114 was also well tolerated in this study with no major signs of ocular toxicities.

Our solution: RLYB114

RLYB114 is in preclinical development. We plan to test multiple PEG moieties for C5 affinity and hemolysis inhibition in vitro, and characterize the pharmacokinetic and safety profile after intravitreal administration in a rabbit model. Based on this series of nonclinical experiments, we expect to select a lead candidate for GLP toxicology studies and GMP manufacturing to support a regulatory submission in advance of the conduct of a first-in-human study.

Artificial Intelligence drug discovery collaboration with Exscientia

We established a partnership with Exscientia, an artificial intelligence, or AI, and machine learning drug discovery company. Exscientia has built dedicated AI systems that learn from a wide range of data and apply enhanced knowledge through iterations of design. Our partnership currently consists of two joint ventures that each focus on the discovery and development of small molecules for the treatment of patients with rare metabolic diseases. The first of these joint ventures is targeting ENPP1, an enzyme involved in regulating extracellular levels of pyrophosphate, a natural inhibitor of calcium mineralization in bone formation, for the treatment of patients with HPP. Our second joint venture with Exscientia is focused on identifying a small molecule modulator for the treatment of patients with an undisclosed rare metabolic disorder.

Exscientia is a leader in the application of artificial intelligence to drug discovery. Their proprietary platform is built upon validated artificial intelligence technology that has delivered multiple candidates to the clinic, including the first ever AI-designed therapeutic candidate. Their approach is designed to streamline the drug discovery process by significantly reducing the number of compounds synthesized, thereby reducing the time and cost of drug discovery. For Rallybio, this creates an attractive opportunity to continue building an early pipeline through a multi-target, shared-risk, joint venture with Exscientia, combining their rapid and streamlined target execution process with our rare disease development expertise and track record of delivering therapies to patients.

RE Ventures I: ENPP1 inhibitor program for the treatment of patients with hypophosphatasia

We are developing an ENPP1 inhibitor for the treatment of patients with HPP, a rare, potentially life-threatening genetic disease characterized by mutations in the ALPL gene. These mutations lead to diminished activity of the TNSALP enzyme and the accumulation of inorganic pyrophosphate, or PPi, which inhibits bone mineralization causing multiple skeletal pathologies. ENPP1 is a Type II transmembrane glycoprotein that cleaves ATP, producing PPi, and is a major source of PPi production in cells. We believe that controlling inhibition of ENPP1 may reduce PPi levels and restore balance within the bone mineralization process.

HPP disease overview

HPP is an inherited disorder that affects the development of bones and teeth. More than 300 mutations in the ALPL gene associated with HPP have been identified. These mutations are associated with a wide range of disease severity. The most severe forms of the disorder tend to occur before birth and in early infancy. These infants have short limbs, an abnormally shaped chest, soft skull bones, poor feeding, failure to gain weight, respiratory complications and high levels of calcium in the blood, or hypercalcemia, which can lead to life-threatening complications. In other cases, the disease is not recognized until later in childhood where it manifests as rickets, pain, decreased mobility, deficits of growth and fractures. Children with less severe HPP can experience early loss of primary teeth and may have short stature with bowed legs or knock knees, enlarged wrist and ankle joints and an abnormal skull shape. Findings in adults include a softening of the bones, known as osteomalacia, and recurrent fractures in the foot and thigh bones that can lead to chronic pain. The incidence of HPP has been reported to be 1 in 100,000 (United States and Canada) to 1 in 300,000 (EU) for severe disease and 1 in 6,370 (EU) for less severe forms.

The various manifestations of HPP are caused by the combination of a lack of phosphate and an excess of PPi due to a deficiency of TNSALP, the enzyme that converts PPi to phosphate. This deficiency negatively impacts bone formation by reducing the hydrolysis of PPi to phosphate required for normal bone formation, resulting in a build-up of PPi, a potent inhibitor of mineralization.

Strensiq, an enzyme replacement therapy marketed by Alexion, is the only approved therapy to treat patients with perinatal-, infantile- and juvenile-onset HPP. The therapy has been shown to lead to significant improvements in morbidity and mortality in patients with perinatal- and infantile-onset HPP, and improvements in morbidity for patients with juvenile-onset HPP. However, Strensiq has limitations, including its dosing regimen and patient access. Strensiq is administered by subcutaneous injection either three or six times per week using a weight-based dosing scale, which can be both onerous and painful for patients. Furthermore, a population of adult patients may have difficulty accessing the therapy given reimbursement dynamics in countries around the world as a result of weight-based dosing that drives high costs for heavier patients.

Our solution: an ENPP1 small molecule inhibitor

We are developing an orally available, small molecule ENPP1 inhibitor designed to reduce PPi levels through the controlled inhibition of ENPP1, which we hypothesize may restore the balance of PPi and phosphate needed to promote bone mineralization. This program is in its early stages and preclinical and clinical development is required. If an ENPP1 inhibitor is successfully advanced through clinical development and obtains marketing approval, we believe that an oral small molecule ENPP1 inhibitor, administered as a stand-alone therapy or in combination with Strensiq, could have significant benefit in managing HPP and improving the lives of patients.

Lead molecules demonstrated encouraging activity in functional assays. We are currently optimizing these lead molecules and anticipate selecting a development candidate in the first quarter of 2022.

Scientific Rational: ENPP1 Inhibition for the Treatment of Hypophosphatasia

Under normal conditions, the level of PPi and Pi is kept in balance by activity of TNSALP, ENPP1 and ANKH.
In patients with hypophosphatasia, the reduction of PPi hydrolysis by TNSALP results in a relative increase in PPi, leading to an inhibition of mineralization, and inhibited hydroxyapatite formation.
Through controlled inhibition of ENPP1, we aim to reduce PPi and improve mineralization, restoring hydroxyapatite formation.

Competition

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. There are many public and private biopharmaceutical companies, universities, government agencies and other research organizations actively engaged in the research and development of products that may be like our product candidates or address similar markets. In addition, the number of companies seeking to develop and commercialize products and therapies competing with our product candidates is likely to increase. However, we seek to build our portfolio with key differentiating attributes to provide a competitive advantage in the markets we target. The success of our product candidates, if approved, is likely to be a result of their efficacy, safety, convenience, price, the level of biosimilar or generic competition and/or the availability of reimbursement from government and other third-party payors.

FNAIT. There are currently no approved therapies for the prevention or treatment of FNAIT. In one frequently used approach to manage pregnancies where the mother is known to have a history of FNAIT, physicians administer high levels of IVIG. Companies that currently market IVIG include ADMA Biologics, Bio Products Laboratory, CSL Behring, Grifols, Kedrion Biopharma, Leadiant Biosciences, Octapharma and Takeda Pharmaceutical Company Limited.

PNH. The only curative treatment currently available for PNH is a stem cell transplant from a related donor. However, this procedure is associated with significant risk and is used only in those patients with severe disease, such as life-threatening thrombosis or dangerously low blood counts. Various supportive therapies include anticoagulants, red blood cell transfusions and iron and folate supplements. These therapies provide some relief from symptoms but do not address the underlying cause of the disease. There are two approved disease-modifying drugs for PNH: eculizumab, marketed by Alexion as Soliris; and ravulizumab, marketed by Alexion as Ultomiris. Both of these products are antibodies that bind complement C5. There are several companies in mid- to late-stage clinical trials developing treatments for PNH. These include Akari Therapeutics, Alnylam Pharmaceuticals, Apellis Pharmaceuticals, Novartis, Regeneron Pharmaceuticals and Roche.

MG. Very early-stage MG is symptomatically treated by the use of acetylcholinesterase inhibitors such as pyridostigmine bromide, marketed as Mestinon by Bausch Health. Eculizumab is also approved for the treatment of generalized MG in patients who are positive for anti-AChR antibodies. There are several other companies developing assets in mid- to late-stage clinical development for the treatment of MG using a variety of approaches and modalities. These companies include Argenx SE, Catalyst Pharmaceuticals, CureVac, Horizon Therapeutics, Immunovant, Inc. and UCB Biopharma.

HPP. There is one approved treatment for HPP, asfotase alfa, marketed by Alexion as Strensiq, is an alkaline phosphotase enzyme replacement therapy, and the only approved therapy for the treatment of perinatal-, infantile- and juvenile-onset HPP. Alexion is developing a second generation enzyme replacement therapy, which is currently in preclinical development, and AM Pharma has an active discovery program. There are several companies pursuing ENPP1 small molecule inhibitors for the treatment of cancer, including AbbVie, Inc., Angarus Therapeutics, Avammune Therapeutics, and Stingray Therapeutics. We are not aware of other small molecule inhibitors in development for the treatment of patients with HPP.

Many of our competitors may have significantly greater name recognition and financial, manufacturing, marketing, product development, technical, commercial infrastructure, and human resources than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Intellectual Property

Our success depends, in part, on our ability to obtain, maintain, defend, and enforce patent rights and other intellectual property rights that protect our business, preserve the confidentiality of our trade secrets, and operate without infringing the valid and enforceable intellectual property rights of others. In addition to our efforts to protect our product candidates and methods of using them, we also seek to secure or acquire patent rights regarding other products and methods that are important to the general development of commercial products. We utilize a multi-layered approach that includes acquiring intellectual property rights through purchase or exclusive license, filing and prosecuting U.S. and foreign patent applications directed to our own innovations, and developing and protecting proprietary know-how to maintain our competitive position.

Our ongoing efforts to secure patent rights that protect our business constitute a key component of our business strategy. We also strive to protect as trade secrets or confidential know-how, certain aspects of our programs and technological innovations that are commercially valuable but are not amenable to or appropriate for patent protection. We achieve this, in part, through the use of confidentiality agreements with our employees, consultants, scientific advisors, collaborators, licensors, and contractors, and by striving to maintain physical security of our premises and digital security of our electronic information and technology systems.

Notwithstanding our commitment to protecting our intellectual property rights, we, like other pharmaceutical and biopharmaceutical companies, are subject to several sources of uncertainty that can affect those rights. For example, we cannot be certain that any patents that we currently own or in-license, or that we may own or in-license in the future, will not be challenged, held to be invalid and/or unenforceable, have the scope of their claims narrowed, or be circumvented by others. Nor can we be certain that such patents will successfully protect our products or our business from competition.

Similarly, with respect to patent applications that are currently pending, or that may be pending in the future, we cannot be certain that such patent applications will result in the issuance of granted patents, or of patent claims with the desired claim scope. In order to secure an issued patent, an invention claimed in a patent application must meet certain legal requirements for patentability, which differ between countries based on each country’s particular patent laws.

In addition, because of the significant amount of time required for clinical development and regulatory review of products candidates, we cannot be certain that any of our product candidates will be commercialized while there is significant patent term remaining on patents relating to those products. The term of a patent depends upon the legal requirements for determination of patent term in the country in which that patent is granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, or PTA, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting the patent. Likewise, a patent’s term may be shortened if it is terminally disclaimed over an earlier-expiring patent with a common owner or inventor.

The term of a U.S. patent relating to an approved drug product may also be extended to compensate the patentee for delays due to the regulatory approval process. Such a patent term extension, or PTE, cannot exceed five years, and cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Furthermore, the term can be extended for only one patent applicable to each regulatory review period and only those claims covering the approved product, or a method for using it or manufacturing it, may be extended. In the future, if any of our product candidates receive approval by the U.S. Food and Drug Administration, or the FDA, we expect to apply for PTE on any issued patents covering those products, depending upon the length of the clinical studies for each product and other factors. There can be no assurance that we will benefit from any PTE or favorable adjustments to the terms of any patents we currently own or in-license or that we may own or in-license in the future.

In addition to and separate from patent exclusivity, the FDA may also grant marketing exclusivity of varying lengths in connection with the approval of a New Chemical Entity (5 years), Biologic (12 years), or Orphan Drug indication (7 years). Marketing exclusivity may also be granted for new clinical studies (3 years) and pediatric studies (6 months) on approved drugs. Depending on the length of the regulatory approval process and the ability to make use of the procedures for obtaining PTE, any FDA exclusivity period may in part or in whole overlap with any patent exclusivity to which we are entitled. We intend to pursue relevant marketing exclusivities in the US and in foreign countries in which any candidate product is approved. However, we cannot be certain that any such exclusivities will be granted or, if granted, will insulate our commercial product(s) from competition.

With respect to trade secrets, while we have confidence in the protective measures that we employ, such measures can be breached, and we may not have adequate remedies for any such breach. We also cannot be certain that any of our activities will not be subject to the intellectual property rights of others.

As of July 15, 2021, we owned two patent families that were acquired from Prophylix and relate to the current product candidates in our FNAIT prevention program, RLYB211 and RLYB212. The acquired patent family covering RLYB212 and its use in treating and preventing FNAIT includes patents issued in Australia, Europe, Mexico, Russia and the United States. Patent applications in this family are pending in Brazil, Canada, Israel, New Zealand and the United States. The granted patents in this family will expire in 2035, excluding any PTA or PTE that may be awarded. The acquired patent family covering administration of RLYB211 for the prophylactic treatment of FNAIT includes patents issued in the United States, Europe and Canada. The foreign patents and one of the U.S. patents will expire at the end of 2026, while the other U.S. patent expires in November 2030 due to a PTA granted by the U.S. Patent and Trademark Office. In addition, we filed and own three pending provisional patent applications in the United States, covering dosing and administration of RLYB211 and RLYB212. We also exclusively in-license certain rights to technology from Versiti Blood Research Institute Foundation, Inc. pertaining to a mouse model of FNAIT.

As of July 15, 2021, we owned two patent families relating to the current product candidates in our complement program, RLYB114 and RLYB116, and certain aspects of their use. These two patent families, which were acquired from Sobi, currently include three granted U.S. patents and one pending U.S. patent application, with granted patents and/or pending patent applications in more than 25 additional countries worldwide, including granted patents in Australia, Canada, Europe (all European Patent Convention contracting states) and Japan. In the U.S., Australia, the European Patent Convention contracting states and Japan, both patent families have been granted and are scheduled to expire between 2033 and 2034, excluding any PTA or PTE. In Canada, currently one patent family has been granted and is scheduled to expire in 2033. The second family patents are pending in Canada. We have also in-licensed certain patent rights relating to our current product candidates from Affibody, including patent rights relating to the Affibody® molecule technology and Albumod albumin binding molecule technology.

License Agreement

Product License Agreement with Affibody AB

In March 2019, our subsidiary IPC Research, LLC, or IPC Research, and Sobi entered into a Contract Assignment Agreement pursuant to which Sobi assigned to, and IPC Research assumed, all obligations in a certain Product License Agreement, referred to herein as amended as the PLA, between Sobi and Affibody AB, or Affibody, dated March 9, 2012, as amended on January 1, 2018 and December 22, 2020.

Pursuant to the PLA, we obtained a license to the Affibody® platform technology and a particular albumin binding domain, or ABD, in order to further develop and commercialize certain Affibody ligands, which we are now developing as RLYB116 and RLYB114.

Under the PLA, Affibody grants us (a) a non-exclusive right under certain patents to use the Affibody ligands alone or as a fusion protein and (b) an exclusive right to use the Affibody ligands alone or as a fusion protein, in each case, for human therapeutic use. Affibody also grants us (a) a non-exclusive right under certain patents to use the ABD in combination with the Affibody ligands as a fusion protein and (b) an exclusive right to use the ABD solely in combination with the Affibody ligands as a fusion protein, in each case, for human therapeutic use. Affibody grants us a non-exclusive license under applicable know-how needed to practice the rights and licenses granted under the PLA. All licenses to us are sublicensable, provided that each sublicense is consistent with the terms and conditions of the PLA. Under the PLA, Affibody has an exclusive right under any product patents, which are a category of certain patents that we own, to use the specific Affibody ligands outside of human therapeutics and a non-exclusive right under know-how needed to practice the Affibody ligands outside of human therapeutics.

Under the PLA, Affibody is the exclusive owner of, and controls prosecution, maintenance, and defense of intellectual property covering, platform technology. We are the exclusive owner of, and control prosecution, maintenance, and defense of intellectual property covering, product technology. Affibody agrees to disclose to us any improvement to the Affibody technology that it deems commercially reasonable for us to practice and grants us an option to license any such improvement. We have the first right to enforce product patents against a third-party infringer and Affibody retains the first right to enforce any other licensed patent. We agree to not provide or make available any Affibody Ligand to a third-party on a standalone basis except for research purposes or to commercialize a licensed product.

We agree to use commercially reasonable efforts to develop and commercialize a licensed product. We also will pay Affibody certain regulatory milestones up to an aggregate amount of €7.5 million and (a) a mid-single-digit royalty on annual net sales of products if such products are covered by a valid claim of a product patent or a platform patent or (b) low-single-digit royalties on annual net sales of products that are not covered by any such valid claim. Our obligation to pay royalties expires on a country-by-country and product-by-product basis on the later of (a) the expiration of the last-to-expire valid claim of a patent covering a licensed product or (b) the 10th anniversary following first commercial sale of such product in such country.

The PLA will terminate when we are no longer obligated to pay royalties to Affibody. Either party may terminate the PLA upon material breach of the PLA by the other, subject to a cure period, or immediately in the case of the other party’s insolvency, bankruptcy or a similar event. Affibody may terminate the PLA immediately if we or any of our affiliates or third party transferees commences any proceeding challenging the validity of the licensed patents or any of Affibody’s other patents or challenging the confidentiality or substance of the licensed know-how or licensed technology. We may terminate the PLA for convenience upon 90 days prior written notice and upon payment of any amounts due to Affibody through the effective date of such termination.

If Affibody terminates the PLA or if we terminate the PLA for convenience, (a) all rights and licenses granted under the PLA will terminate, (b) at Affibody’s request, we must transfer all rights to the product technology free of charge to Affibody and (c) we must return or destroy all of Affibody’s confidential information. Furthermore, if we terminate for convenience, we must grant Affibody an exclusive, royalty free perpetual right to use all regulatory filings, approvals and data provided to regulatory authorities in support of such filings or approvals that relate to the licensed product. However, if we terminate the PLA as a result of Affibody’s material breach of the PLA or its insolvency or bankruptcy, we will retain our license and rights under the PLA, provided that we will remain bound by certain obligations under the PLA with respect milestone payments, royalties (subject to a reduction in rate, in the case of material breach), audits and indemnity.

Asset Purchase Agreements

Asset Transfer Agreement with Swedish Orphan Biovitrum AB

In March 2019, through IPC Research, we entered into an agreement with Sobi, pursuant to which we acquired the right, title and interest in assets related to certain C5 inhibitor compounds. We are currently developing the assets acquired from Sobi as RLYB116 and RLYB114.

We paid Sobi an upfront purchase price of $5.0 million and we are obligated to pay Sobi an aggregate amount of up to $51.0 million upon achievement of certain development milestones and an aggregate amount of up to $65.0 million upon achievement of certain sales milestones.

We also will pay Sobi tiered, low single-digit royalties on annual net sales to third parties for products containing any compound transferred under the agreement as an active ingredient. Our obligation to pay royalties expires, on a country-by-country and product-by-product basis, on the later of (a) the 10th anniversary following first commercial sale of such product in such country and (b) the expiration date in such country of the last to expire of any issued patent included in the patent rights acquired from Sobi that includes at least one valid claim covering the sale of such product in such country.

We are obligated to use commercially reasonable efforts to research, develop and exploit at least one product that contains a compound transferred under the agreement as an active ingredient in each of the United States, EU and Japan.

If, prior to the commercial launch in the United States of the first product containing the compounds, we decide to divest our rights in the assets acquired from Sobi or to terminate all research, development and commercialization activities in respect of the acquired compounds, we must notify Sobi and negotiate in good faith with Sobi a possible business transaction relating to the assets. This right of negotiation will not apply to a transaction to sell all or substantially all of the assets of IPC Research or an affiliate of IPC Research, a pledge of the assets as collateral or a sale or transfer of the assets to an affiliate of IPC Research that agrees to be bound by the right of negotiation.

Asset Purchase Agreement with Prophylix AS

In June 2019, though our subsidiary Rallybio IPA, LLC, or Rallybio IPA, we entered into an agreement with Prophylix to acquire all of Prophylix’s rights, title and interest in, to and under all assets, properties and rights related to Prophylix’s plasma-derived anti-HPA-1a immunoglobulin, which we are developing as RLYB211, and Prophylix’s monoclonal antibody, which we are developing as RLYB212.

We paid Prophylix an upfront purchase price of approximately $1.2 million and reimbursed Prophylix approximately $1.8 million for certain manufacturing costs incurred by Prophylix. We are obligated to pay Prophylix an aggregate of up to $19.0 million upon achievement of certain development milestones and an aggregate of up to $20.0 million upon achievement of certain sales milestones.

We also will pay Prophylix tiered, mid-single-digit royalties on annual net sales of products containing the monoclonal antibody and tiered mid-to-high-single and low-double-digit royalties on annual net sales of products containing plasma-derived anti-HPA-1a immunoglobulin, subject to certain offsets for royalties payable under certain third-party licenses. Furthermore, the then-applicable royalty rate will be reduced by a mid-double digit percentage for the remaining royalty term on a country-by-country basis if it becomes reasonably likely that the Prophylix patents may no longer be enforceable in such country due to a challenge of the enforceability of the patents or the enforceability of the royalty payments following the expiration of all valid claims of the patents in such country. Our obligation to pay royalties terminates on a country-by-country and product-by-product basis on the later of (a) the expiration of the last-to-expire valid claim of a Prophylix patent covering a product, (b) expiration of regulatory exclusivity for the product in such country or (c) the 10th year anniversary following first commercial sale of such product in such country.

In the event the FDA grants a priority review voucher for one of our product candidates developed using the technology acquired from Prophylix, we will pay Prophylix either: (a) if we sell such priority review voucher to a third-party within 12 months of its receipt, a mid-double digit percentage of the proceeds we receive from the sale, net of taxes, or (b) if we do not sell the priority review voucher to a third-party within 12 months of receipt, a mid-double digit percentage of the fair market value of the priority review voucher as determined in accordance with the agreement.

We are obligated to use commercially reasonable efforts to develop and commercialize products containing plasma-derived anti-HPA-1a immunoglobulin in the United States and in at least one major European market. The agreement provides that if we provide notice to Prophylix that we determined that commercialization of products containing plasma-derived anti-HPA-1a immunoglobulin is not feasible due to an insufficient plasma supply following our continued and diligent efforts to obtain a sufficient plasma supply, then our obligation to develop products containing plasma-derived anti-HPA-1a immunoglobulin will cease, and we will be obligated to use commercially reasonable efforts to develop and commercialize products containing the monoclonal antibody in the United States and in at least one major European market.

If, after using commercially reasonable efforts to develop and commercialize products containing plasma-derived anti-HPA-1a immunoglobulin and the monoclonal antibody in the United States and in at least one major European market, we decide not to pursue any further development or commercialization activities for such products, then Prophylix will have the right to repurchase the remaining assets acquired under the agreement for approximately $1.2 million. Prophylix also will have the right to repurchase the remaining assets acquired under the agreement for approximately $1.2 million if we elect to transfer all or substantially all of the assets acquired under the agreement to a third-party who does not agree to assume our obligations to develop and commercialize the products.

Joint Venture Agreement

In July 2019, we entered into a partnership with Exscientia and created RE Ventures I, LLC, or RE Ventures, which is jointly owned by Exscientia and one of our wholly-owned subsidiaries, each a Member and collectively the Members. The joint venture was formed to initiate early-stage drug discovery of orally available small molecules targeting ENPP1 for the treatment of HPP, and thereafter for the future research, development, manufacture, sale and exploitation of any company-owned technology and compounds, including any resulting compound identified by the steering committee of the joint venture.

Under the RE Ventures operating agreement, we received a 50% interest in the joint venture in exchange for an initial contribution of £0.5 million ($0.6 million, based on the exchange rate at the time). RE Ventures used this initial capital to fund stage 1 of the ENPP1 program, and we committed to fund additional amounts if costs of stage 1 exceeded the initial funding. In June 2020, RE Ventures determined that the stage 1 objective of discovering compounds for ENPP1 with a certain potency had been achieved. In 2020, we contributed £1.1 million ($1.3 million, based on the exchange rate at the time) in support of Stage 2 development of the ENPP1 program. During 2021, we have contributed approximately £1.4 million ($2.0 million, based on the exchange rate at the time) to RE Ventures in support of ongoing Stage 2 development of the ENPP1 program. The board of managers of RE Ventures may determine from time to time that additional capital is necessary or appropriate to enable RE Ventures to conduct its activities, and may seek (but not require) additional capital contributions from the Members.

In the event that either Member does not fund a portion of committed additional amounts, the other Member may contribute the unfunded amount and the respective membership interests in RE Ventures will be adjusted accordingly.

A steering committee is responsible for oversight of RE Ventures’ research and deployment plans as well as intellectual property and regulatory matters. A two-person board of managers manages the business and affairs of RE

Ventures and is responsible for all management and other responsibilities not specifically reserved to the steering committee or to the Members. Each Member designates one member to the board.

Each Member is subject to customary restrictions on its transfer of interests in RE Ventures, including a right of first refusal, co-sale right and drag-along provision.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any internal manufacturing facilities. We currently rely and expect to continue to rely on third-party contract manufacturer organizations, or CMOs, for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial production of any product candidates that are approved.

We currently rely on multiple CMOs for all of our preclinical and clinical supply requirements, including drug substances and drug products, and label and packaging for our preclinical research and clinical trials. We believe that we will be able to contract with other CMOs to manufacture drug substances if our existing sources of drug substances were no longer available to us or with sufficient capacity, but there is no assurance that the drug substance capacity would be available from other CMOs on acceptable terms, on the timeframe that our business would require, or at all. We do not currently have supply commitments or other arrangements in place with our existing CMOs.

We do not have any current contractual relationships for the manufacture of commercial supplies of any of our product candidates if they are approved by the regulatory authorities, and we intend to enter into agreements with a CMO and one or more back-up manufacturers for the commercial production of our product candidates as they near phase 3 clinical trials.

Any products to be used in clinical trials and any approved product that we may commercialize will need to be manufactured in facilities, and by processes, that comply with the FDA’s current Good Manufacturing Practice, or cGMP, requirements and comparable requirements of the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our CMOs.

We believe that RLYB212, RLYB116 and RLYB114 can be manufactured in reliable and reproducible biologic and chemical processes from readily available starting materials. We also believe that, despite being derived from human plasma, RLYB211 can also be manufactured in a reliable process, although our ability to source a sustained, dependable long-term supply will be challenging, including due to the scarcity of potential donors who maintain an adequate level of anti-HPA-1a antibodies and because supply of plasma will decrease if RLYB211 becomes clinically successful in preventing FNAIT. We believe that our manufacturing processes are amenable to scale-up and will not require unusual or expensive equipment. We expect to continue to develop, on our own or with our collaborators, product candidates that can be produced cost-effectively at contract manufacturing facilities.

We expect to rely on third parties for the manufacture of any in vitro diagnostic device, companion diagnostics or companion drug delivery systems we develop. For example, we have engaged a third-party to assist in developing laboratory screening tests and in our evaluation of potential companion diagnostics in conjunction with our development of RLYB212. Depending on the regulatory pathway and technology solutions we choose, we may engage third parties to continue the development and manufacturing of any device developed to support our therapeutic products.

Government Regulation

The research, development, testing, manufacture, quality control, packaging, labeling, storage, record-keeping, distribution, import, export, promotion, advertising, marketing, sale, pricing and reimbursement of drug and biologic products are extensively regulated by governmental authorities in the United States and other countries. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory requirements, both pre-approval and post-approval, require the expenditure of substantial time and financial resources. The regulatory requirements applicable to drug and biological product development, approval and marketing are subject to change, and regulations and administrative guidance often are revised or reinterpreted by the agencies in ways that may have a significant impact on our business.

U.S. Government Regulation of Drug and Biological Products

In the United States, the FDA regulates human drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and in the case of biologics, also under the Public Health Service Act, or the PHSA, and their implementing regulations. Failure to comply with the applicable U.S. requirements may result in FDA refusal to approve pending NDAs or BLAs or delays in development and may subject an applicant to administrative or judicial sanctions, such as issuance of warning letters, or the imposition of fines, civil penalties, product recalls, product seizures, total or partial suspension of production or distribution, injunctions and/or civil or criminal prosecution brought by the FDA and the U.S. Department of Justice or other governmental entities.

The FDA must approve our product candidates for therapeutic indications before they may be marketed in the United States. For drug products, the FDA must approve a NDA, and for biologic products, the FDA must approve a BLA. An applicant seeking approval to market and distribute a new drug or biologic in the United States generally must satisfactorily complete each of the following steps:

∎	completion of preclinical laboratory tests and animal studies according to good laboratory practices, or GLP, regulations or other applicable regulations;

∎	manufacture and testing of the therapeutic or biologic moiety and its respective product formulation according to good manufacturing practices, or cGMP, regulations or other applicable regulations;

∎	submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated annually and amended when certain changes are made;

∎	approval by an independent institutional review board, or IRB, or ethics committee representing each clinical trial site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practices, or GCPs, and other clinical-trial related regulations to evaluate the safety and efficacy of the investigational product for each proposed indication;

∎	preparation and submission to the FDA of an NDA or BLA requesting marketing approval for one or more proposed indications, including payment of application user fees;

∎	review of the NDA or BLA by an FDA advisory committee, where applicable;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the drug or biologic and its respective finished product is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

∎	satisfactory completion of any FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data submitted in support of the NDA or BLA; and

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FDA review and approval of the NDA or BLA, which may be subject to additional post- approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS and any other potential post- approval studies required by the FDA.

Preclinical Studies and IND

Before testing any drug or biological product candidate in humans, the product candidate must undergo rigorous preclinical testing. The preclinical developmental stage generally involves laboratory evaluations of drug chemistry/biology, formulation, and stability, as well as in vitro and animal studies to assess safety and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety and toxicology studies. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND.

An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Imposition of a clinical hold could cause significant delays or difficulties in initiating and/or completing planned clinical trials in a timely manner. Certain long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may initiate or continue after an IND for an investigational product candidate is submitted to the FDA and human clinical trials have been initiated.

Human Clinical Trials in Support of an NDA or BLA

Clinical trials involve the administration of an investigational product candidate to healthy volunteers or patients with the disease to be treated under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, inclusion and exclusion criteria, dosing procedures and the parameters to be used in monitoring the safety and effectiveness criteria to be evaluated. Each protocol, as well as any subsequent amendments, must be submitted to the FDA as part of the IND.

An IRB representing each institution that is participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must thereafter conduct a continuing review of the trial. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors and the safety of human subjects. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to clinical trial subjects or their legal representatives and must operate in compliance with FDA regulations.

Clinical trials must also comply with extensive GCP standards intended to ensure protection of human subjects and the quality and integrity of the study data, including requirements for obtaining subjects’ informed consent. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group may recommend continuation of the trial as planned, changes in trial conduct or cessation of the trial at designated checkpoints based on access to certain data from the study. The FDA may at any time while clinical trials are ongoing impose a partial or complete clinical hold based on concerns for patient safety and/or noncompliance with regulatory requirements. This order issued by the FDA would cause suspension of an ongoing trial until all outstanding concerns have been adequately addressed, and the FDA has notified the company that investigations may proceed.

Human clinical trials to evaluate therapeutic indications to support NDAs and BLAs for marketing approval are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The product candidate is initially introduced into human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion, and if possible, to gain early evidence for effectiveness. Phase 1 trials may be conducted in healthy volunteers or, in the case of some products for severe or life-threatening diseases, including many rare diseases, the initial human testing is often conducted in patients with the target disease or condition.

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Phase 2: Clinical trials are conducted in a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: Clinical trials are undertaken with an expanded patient population to further evaluate dosage, and to provide substantial evidence of clinical efficacy and safety in an expanded patient population, often at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, to document a clinical benefit in the case of drugs or biologics approved under FDA’s accelerated approval regulations and to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for the product.

The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the clinical protocol, GCP or other IRB requirements or if the drug has been associated with unexpected serious harm to patients.

Information about certain clinical trials, including details of the protocol and eventually study results, also must be submitted within specific time frames to the National Institutes of Health for public dissemination on the ClinicalTrials.gov data registry. Similar requirements for posting clinical trial information in clinical trial registries exist in the EU and in other countries outside the United States.

During the development of a new drug or biological product, sponsors have the opportunity to meet with the FDA at certain points, including prior to submission of an IND, at the end of phase 2 and before submission of an NDA or BLA. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development.

Concurrent with clinical trials, companies usually complete additional nonclinical studies and must also develop additional information about the physical characteristics of the drug or biological product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, potency and purity of the final drug or biological product. For biological products in particular, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined in order to help ensure safety, purity and potency.

Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Marketing Application Submission and FDA Review

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, along with information relating to the product’s chemistry, manufacturing, controls (CMC) and proposed labeling, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. The fee required for the submission of an NDA or BLA under the Prescription Drug User Fee Act, or PDUFA, is substantial (for example, for FY2021 this application fee is approximately $2.9 million), and the sponsor of an approved NDA or BLA is also subject to an annual program fee, currently more than $300,000 per program. These fees are typically adjusted annually, but exemptions and waivers may be available under certain circumstances. No user fee is required for orphan drug product applications, except when an application also includes an indication for a non-rare disease or condition.

The FDA conducts a preliminary review of all NDAs and BLAs within 60 days of receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether an application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.

After the submission is accepted for filing, the FDA begins an in-depth substantive review of the application. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant and six months from the filing date for an application with “priority review.” The review process may be extended by the FDA for three additional months to consider new information or in the case of a clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission. Despite these review goals, it is not uncommon for FDA review of an NDA or BLA to extend beyond the PDUFA goal date.

Before approving a NDA or BLA, the FDA will typically conduct a pre-approval inspection of the manufacturing facilities for the therapeutic/biologic to determine whether the manufacturing processes and facilities comply with GMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities comply with cGMP requirements and are adequate to assure consistent production of the product within required specifications. The FDA also may inspect the sponsor and one or more clinical trial sites to assure compliance with GCP requirements and the integrity of the clinical data submitted to the FDA.

Additionally, the FDA may refer any NDA or BLA, including applications for novel product candidates which present difficult questions of safety or efficacy, to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making final decisions on approval. The FDA also may require submission of a REMS, if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug or biological product. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS and the FDA will not approve the NDA or BLA without a REMS.

Under the Pediatric Research Equity Act of 2003, or PREA, an NDA or BLA or certain supplements thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless this requirement is waived, deferred or inapplicable. Sponsors must submit a pediatric study plan to FDA outlining the proposed pediatric study or studies they plan to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The FDA must then review the information submitted, consult with the sponsor and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time. In general, PREA requirements do not apply to drugs or biologics for indications granted orphan drug designation by the FDA.

The FDA reviews an NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. The approval process is lengthy and often difficult, and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. After evaluating the application and all related information, including the advisory committee recommendations, if any, and inspection reports of manufacturing facilities and clinical trial sites, the FDA may issue either an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form. A CRL generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. The CRL may require additional clinical or other data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time- consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant may either resubmit the NDA or BLA addressing all of the deficiencies identified in the letter or withdraw the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA or BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in response to an issued CRL in either two or six months depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If a product receives regulatory approval from the FDA, the approval is limited to the conditions of use (e.g., patient population, indication) described in the FDA-approved labeling. Further, depending on the specific risk(s) to be addressed, the FDA may require that contraindications, warnings or precautions be included in the product labeling, require that post-approval trials, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Regulation of Combination Products

Certain products may be comprised of components, such as drug or biologic components and device components that would normally be regulated under different types of regulations, and frequently by different centers at the FDA. These products are known as combination products. We expect to rely on a delivery system, such as pre-filled syringes, pen-injectors and/or autoinjectors to deliver certain of our product candidates. Although we have not yet selected the delivery system to use for administration of such product candidates, including RLYB212 and RLYB116, we expect that, if approved, any such product candidate would be regulated as a combination product, because it is composed of both a drug or biological product and a delivery system “device.”

Under the FDCA and its implementing regulations, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The designation of a lead center generally eliminates the need to receive approvals from more than one FDA center for combination products, although the lead center may consult with other centers within the FDA. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for review of the drug product would have primary jurisdiction for the combination product.

A combination product involving a novel drug or biological product and delivery system generally would have a drug or biologic primary mode of action. A combination product with a drug or biologic primary mode of action would be reviewed and approved pursuant to the drug or biologic approval processes. In reviewing the NDA or BLA for such a product, however, the FDA review division reviewing the application could consult with their counterparts in the device center to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. Approval may require the performance of certain clinical studies, such as clinical usability or human factors studies to demonstrate the safety and/or effectiveness of the device component of the combination product.

Similar considerations apply to regulation of drugs combined with delivery systems outside the United States, including in the EU.

Expedited Programs for Serious Conditions

The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation, priority review designation and accelerated approval.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides opportunities for more frequent interactions with the FDA review team to expedite development and review of the product. The FDA also may review sections of the NDA or BLA for a fast track product on a rolling basis before the complete application is submitted if the sponsor and the FDA agree on a schedule for the submission of the application sections and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA. Fast track designation may be rescinded by the FDA if the designation is no longer supported by data emerging from the clinical trial process.

In addition, a new drug or biological product may be eligible for Breakthrough Therapy designation if it is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient development program beginning as early as Phase 1 and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate. Breakthrough designation may be rescinded by the FDA if the designation is no longer supported.

The FDA may designate a product for priority review if it is a drug or biologic that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the marketing application is submitted, on a case- by-case basis, whether the proposed drug or biologic qualifies for priority review. Significant improvement over available therapies may be illustrated, for example, by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an original BLA or NDA from the date of filing.

Fast track designation, breakthrough therapy designation and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

Finally, the FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. For drugs granted accelerated approval, FDA generally requires sponsors to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. Failure to conduct required post-approval studies with due diligence, failure to confirm a clinical benefit during the post-approval studies, or dissemination of false or misleading promotional materials would allow the FDA to withdraw the product approval on an expedited basis. All promotional materials for product candidates approved under accelerated approval are subject to prior review by the FDA unless FDA informs the applicant otherwise.

Post-approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to pervasive and continuing regulation by the FDA, governing, among other things, monitoring and recordkeeping activities, reporting of adverse experiences with the product and product problems to the FDA, product sampling and distribution, manufacturing and promotion and advertising. Although physicians may prescribe legally available products for unapproved uses or patient populations (i.e., “off-label uses”), manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

If there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA/BLA or an NDA/BLA supplement, which may require the applicant to develop additional data or conduct additional preclinical studies and clinical trials. The FDA may also place other conditions on approvals including the requirement for a REMS to assure the safe use of the product, which may require substantial commitment of resources post-approval to ensure compliance. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that drug and biological products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. The manufacturing facilities for our product candidates must meet cGMP requirements and satisfy the FDA or comparable foreign regulatory authorities’ satisfaction before any product is approved and our commercial products can be manufactured. In addition, for any of our product candidates that include a device delivery system, the device component will be subject to aspects of the Quality System Regulations, or QSRs, applicable to medical devices. Manufacturers of drug-device combination products may either opt to comply with all quality regulations governing each component of the product separately, or may take a “streamlined approach” to cGMP that allows the manufacturer to demonstrate compliance with the drug cGMPs along with compliance with several specific provisions from the device QSR—namely, management responsibility, design controls, purchasing controls, corrective and preventive action, installation, and servicing, as applicable.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations, including requirements for quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Future inspections by the FDA and other regulatory agencies may identify compliance issues at the facilities of our CMOs that may disrupt production or distribution or require substantial resources to correct. In addition, the discovery of conditions that violate these rules, including failure to conform to cGMPs, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA or BLA, including voluntary recall and regulatory sanctions as described below.

Once an approval of a drug/biologic product is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information, imposition of post-market clinical trials requirement to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

∎	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

∎	safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about a product;

∎	mandated modification of promotional materials and labeling and issuance of corrective information;

∎	fines, warning letters, untitled letters or other enforcement-related letters or clinical holds on post-approval clinical trials;

∎	refusal of the FDA to approve pending NDAs/BLAs or supplements to approved NDAs/BLAs, or suspension or revocation of product approvals;

∎	product seizure or detention, or refusal to permit the import or export of products;

∎	injunctions or the imposition of civil or criminal penalties; and

∎

consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; or mandated modification of promotional materials and labeling and the issuance of corrective information.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Additionally, the Drug Supply Chain Security Act, or DSCSA, imposes requirements related to identifying and tracing certain prescription drugs distributed in the United States, including most biological products.

United States Patent Term Restoration and Hatch-Waxman Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval for our product candidates, some of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch Waxman Amendments permit restoration of the patent term up to five years as compensation for patent term lost during the FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date, and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Regulatory exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement.

The FDCA also provides three years of exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent for other conditions of use. Three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

In addition, both drugs and biologics can obtain pediatric exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

Biosimilars and Reference Product Exclusivity for Biological Products

In March 2010, the Patient Protection and Affordable Care Act was enacted in the United States and included the Biologics Price Competition and Innovation Act of 2009, or the BPCIA. The BPCIA amended the PHSA to create an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. To date, the FDA has approved a number of biosimilars. No interchangeable biosimilars, however, have been approved. The FDA has also issued several guidance documents outlining its approach to reviewing and approving biosimilars and interchangeable biosimilars.

Under the BPCIA, a manufacturer may submit an application that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product, although to date no such products have been approved for marketing in the United States.

The biosimilar applicant must demonstrate that the product is biosimilar based on data from analytical studies showing that the biosimilar product is highly similar to the reference product, data from animal studies (including toxicity) and data from one or more clinical studies to demonstrate safety, purity and potency in one or more appropriate conditions of use for which the reference product is approved. In addition, the applicant must show that the biosimilar and reference products have the same mechanism of action for the conditions of use on the label, route of administration, dosage and strength, and the production facility must meet standards designed to assure product safety, purity, and potency.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the first approved interchangeable biologic product will be granted an exclusivity period of up to one year after it is first commercially marketed. The FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product.

The BPCIA is complex and only beginning to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to significant uncertainty.

Orphan Drug Designation and Exclusivity

Orphan drug designation in the United States is designed to encourage sponsors to develop products intended for the treatment of rare diseases or conditions. In the United States, a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available for the disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation qualifies a company for certain tax credits. In addition, if a product candidate that has orphan drug designation subsequently receives the first FDA approval for that drug for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years following product approval unless the subsequent product candidate is demonstrated to be clinically superior. Absent a showing of clinical superiority, the FDA cannot approve the same product made by another manufacturer for the same indication during the market exclusivity period unless it has the consent of the sponsor or the sponsor is unable to provide sufficient quantities.

A sponsor may request orphan drug designation of a previously unapproved product or new orphan indication for an already marketed product. More than one sponsor may receive orphan drug designation for the same product for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete orphan disease designation application. To qualify for orphan exclusivity, however, the drug must be clinically superior to the previously approved product that is the same drug for the same condition. If a product designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity.

RLYB211 and RLYB212 have each been granted orphan drug designation by the FDA for the prevention of FNAIT.

Rare Pediatric Disease Designation and Priority Review Vouchers

In 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act requiring the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications. This program is designed to encourage development of new drug and biological products for prevention and treatment of “rare pediatric diseases” by, upon initial approval of an application meeting certain specified criteria, providing companies with a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may sell or otherwise transfer the voucher to another company. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted an application relying on the priority review voucher. The FDA may also revoke any rare pediatric disease priority review voucher if the rare pediatric disease product for which the voucher was awarded is not marketed in the United States within one year following the date of approval.

In order to receive a rare pediatric disease priority review voucher upon BLA or NDA approval, the product must receive designation from the FDA as a drug for a rare pediatric disease prior to submission of the marketing application. A “rare pediatric disease” is a disease that is serious or life-threatening, in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and affects fewer than 200,000 people in the United States, or affects more than 200,000 people in the United States but there is no reasonable expectation that the cost of developing and making available in the United States a drug for such disease or condition will be recovered from sales in the United States of such drug. In addition to receiving rare pediatric disease designation, in order to receive a rare pediatric disease priority review voucher, the NDA or BLA must be given priority review, rely on clinical data derived from studies examining a pediatric population and dosages of the drug intended for that population, not seek approval for a different adult indication in the original rare pediatric disease product application and be for a drug that does not include a previously approved active ingredient. In addition, under current statutory sunset provisions, even if a marketing application meets all of these requirements, FDA may only award a voucher prior to September 30, 2026 and only if the approved product received rare pediatric disease drug product designation prior to September 30, 2024.

RLYB211 and RLYB212 have each been granted rare pediatric disease designation by the FDA.

FDA Approval or Clearance of Companion Diagnostics

Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance via 510(k) notification or approval via Premarket Approval (“PMA”) application from the FDA prior to commercial distribution.

In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, for novel drugs and biologics, a companion diagnostic device and its corresponding therapeutic should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product’s labeling. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. In July 2016, the FDA issued a draft guidance intended to assist sponsors of the therapeutic products and in vitro companion diagnostic devices on issues related to co-development of the products.

The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to a product candidate to obtain pre-market approval, or PMA, simultaneously with approval of the therapeutic product candidate. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing, and labeling. PMA applications are subject to an application fee, which for fiscal year 2021 is $365,657.

A clinical trial is typically required for a PMA application and, in some cases, the FDA may require a clinical study in support of a 510(k) submission. A manufacturer that wishes to conduct a clinical study involving the device is subject to the FDA’s investigational device exemption, or IDE, regulation. The IDE regulations distinguish between significant and non-significant risk device studies and the procedures for obtaining approval to begin the study differ accordingly. Also, some types of studies are exempt from the IDE regulations. A significant risk device presents a potential for serious risk to the health, safety, or welfare of a subject. Significant risk devices are devices that are substantially important in diagnosing, curing, mitigating, or treating disease or in preventing impairment to human health. Studies of devices that pose a significant risk require both FDA and an IRB approval prior to initiation of a clinical study. Many companion diagnostics are considered significant risk devices due to their role in diagnosing a disease or condition. Non-significant risk devices are devices that do not pose a significant risk to the human subjects. A non-significant risk device study requires only IRB approval prior to initiation of a clinical study.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. In the United States, device manufacturers are also subject to FDA’s medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur, and FDA’s correction and removal reporting regulations, which require that manufacturers report to the FDA corrections or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the Quality System Regulation, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging, and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products outside of the United States. Whether or not we obtain FDA approval for a product candidate, we must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the 27-member EU, before we may commence clinical trials or market products in those countries or areas.

The United Kingdom’s, or the U.K., withdrawal from the EU took place on January 31, 2020. The EU and the U.K. reached an agreement on their new partnership in the Trade and Cooperation Agreement, or the Agreement, to be applied from January 1, 2021. The Agreement focuses primarily on free trade by ensuring no tariffs or quotas on trade in goods, including healthcare products such as medicinal products. Thereafter, the EU and the U.K. will form two separate markets governed by two distinct regulatory and legal regimes. As such, the Agreement seeks to minimize barriers to trade in goods while accepting that border checks will become inevitable as a consequence that the U.K. is no longer part of the single market. As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or the MHRA, becomes responsible for supervising medicines and medical devices in Great Britain, comprising England, Scotland and Wales under domestic law whereas Northern Ireland will continue to be subject to EU rules under the Northern Ireland Protocol. The MHRA will rely on the Human Medicines Regulations 2012 (SI 2012/1916) (as amended), or the HMR, as the basis for regulating medicines. The HMR has incorporated into the domestic law the body of EU law instruments governing medicinal products that pre-existed prior to the U.K.’s withdrawal from the EU.

With the exception of the EU/EEA applying the harmonized regulatory rules for medicinal products, the approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly between countries and jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

European Union Drug Development, Review and Approval

In the EU, our product candidates also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained. Similar to the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the EU. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an IMPD (investigational medicinal product dossier principally based on the Common Technical Document developed by the International Council for Harmonization) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, and where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents issued by the European Commission and European Medicines Agency. All suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the competent national authority and the Ethics Committee of the Member State where the clinical trial takes place.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014, or the Clinical Trials Regulation, was adopted and it is anticipated to come into application in late 2021 but could be delayed, subject to the full functionality of the Clinical Trials Information System (CTIS) through an independent audit. The Clinical Trials Regulation will come into application in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the EU will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable.

The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation will come into application and on the duration of the individual clinical trial. According to the transitional provisions, if a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

For any of our product candidates that incorporate a medical device to administer the medicinal product and are intended to be commercialized as a single integral product intended exclusively for use in the given combination and not usable separately, then the combination product is regulated by Directive 2001/83/EC or Regulation (EC) 726/2004 as a medicinal product. However, the medical device used for administration must satisfy the requirements for its general safety and performance under EU law governing general medical devices.

The EU regulatory regime currently provided under Directive 93/42/EEC, or the Medical Devices Directive, will be replaced by Regulation (EU) 2017/745 on medical devices, or the Medical Devices Regulation. The Medical Devices Regulation will come into application on May 26, 2021, subject to the transitional provisions for certain medical devices to remain on the EU market if they were certified under the Medical Devices Directive for a limited period. There are significant changes to the EU regulatory system governing medical devices under the Medical Devices Regulation.

Under the Medical Devices Regulation, data relating to the general safety and performance of the medical device must be contained in an application for marketing authorization for the combination product. Such information must be provided by the manufacturer of the medical device in its EU declaration of conformity or the relevant certificate issued by a notified body allowing the medical device manufacturer to affix a European Conformity (“CE”) mark to the medical device. If the dossier submitted to support the marketing authorization does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required in accordance with the Medical Devices Regulation, the medicinal products authority such as the EMA can require the applicant for a marketing authorization to provide an opinion on the conformity of the device part with the relevant general safety and performance requirements issued by a designated notified body.

Marketing authorization applications, or MAA, can be filed either under the so-called centralized or national authorization procedures, albeit through the Mutual Recognition or Decentralized procedure for a product to be authorized in more than one EU member state.

Centralized Procedure

The centralized procedure provides for the grant of a single marketing authorization following a favorable opinion by the European Medicines Agency, or EMA, that is valid in all EU Member States, as well as Iceland, Liechtenstein and Norway, which are part of the EEA. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products, advanced-therapy medicines (such as gene-therapy, somatic cell-therapy or tissue-engineered medicines) and products with a new active substance indicated for the treatment of specified diseases, such as HIV/ AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions and viral diseases. The centralized procedure is optional for products that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is of 150 days, excluding stop-clocks.

National Authorization Procedures

There are also two other possible routes to authorize medicinal products in several EU countries, which are available for medicinal products that fall outside the scope of the centralized procedure:

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Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure. The applicant may choose a member state as the reference member State to lead the scientific evaluation of the application.

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Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one EU Member State (which acts as the reference member state), in accordance with the national procedures of that country. Following this, further marketing authorizations can be progressively sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization produced by the reference member state.

Under the above-described procedures, before granting the marketing authorization, the EMA or the competent authorities of the Member States of the EEA assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Conditional Marketing Authorization

In specific circumstances, E.U. legislation (Article 14–a Regulation (EC) No 726/2004 (as amended by Regulation (EU) 2019/5 and Regulation (EC) No 507/2006 on Conditional Marketing Authorizations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the product candidate is intended for the treatment, prevention or medical diagnosis of seriously debilitating or life-threatening diseases; (2) the drug candidate is intended to meet unmet medical needs of patients; (3) a marketing authorization may be granted prior to submission of comprehensive clinical data provided that the benefit of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required; (4) the risk-benefit balance of the product candidate is positive, and (5) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Pediatric Studies

Prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form, or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate because (a) the product is likely to be ineffective or unsafe in part or all of the pediatric population; (b) the disease or condition occurs only in adult population; or (c) the product does not represent a significant therapeutic benefit over existing treatments for pediatric population.

The EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP. This compliance check requirement applies to (a) a marketing authorization application based on a full stand-alone dossier provided under Article 8(3) of Directive 2001/83/EC and (b) an application for variation or line-extension for a new pharmaceutical form or a new indication where the product is protected by a subsisting supplementary protection certificate (a form of patent extension under EU law) or a patent that qualifies for grant of a supplementary protection certificate.

European Union Regulatory Data Exclusivity

In the EU, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

European Union Orphan Designation and Exclusivity

The criteria for designating an orphan medicinal product in the EU are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life- threatening or chronically debilitating condition, (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. The term ‘significant benefit’ is defined in Regulation (EC) 847/2000 to mean a clinically relevant advantage or a major contribution to patient care.

Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten year market exclusivity period, the EMA or the competent authorities of the Member States of the EEA, cannot accept an application for a marketing authorization for a similar medicinal product for the same indication. A similar medicinal product is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity in the EU may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

∎	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

∎	the applicant consents to a second orphan medicinal product application; or

∎	the applicant cannot supply enough orphan medicinal product.

RLYB211 and RLYB212 have each been granted orphan drug designation by the EMA for the prevention of FNAIT.

PRIME Designation

The EMA grants access to the Priority Medicines, or PRIME, program to investigational medicines for which it determines there to be preliminary data available showing the potential to address an unmet medical need and bring a major therapeutic advantage to patients. As part of the program, EMA provides early and enhanced dialogue and support to optimize the development of eligible medicines and speed up their evaluation, aiming to bring promising treatments to patients sooner. Rallybio anticipates that it will request PRIME designation for certain of our product candidates.

Periods of Authorization and Renewals

A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Rest of the World Regulation

For other countries outside of the EU and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from jurisdiction to jurisdiction. Additionally, the clinical trials must be conducted in accordance with cGCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

Coverage, Pricing and Reimbursement

Sales of any biopharmaceutical products, if and when approved by the FDA or analogous authorities outside the United States, will depend in significant part on the availability of third-party coverage and reimbursement for the products.

In the United States, third-party payors include government healthcare programs such as Medicare and Medicaid, private health insurers, managed care plans and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services, including biopharmaceutical products. Significant uncertainty exists regarding coverage and reimbursement for newly approved healthcare products. Coverage does not ensure reimbursement. It is time consuming and expensive to seek coverage and reimbursement from third-party payors. We may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA regulatory approvals. Third-party payors may take into account clinical practice guidelines in determining coverage and there may be significant delays before our products are addressed by such guidelines and we cannot predict what position such guidelines would take with respect to our products if and when addressed. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication, or utilize other mechanisms to manage utilization (such as requiring prior authorization for coverage for a product for use in a particular patient). Limits on coverage may impact demand for our products. Even if coverage is obtained, third-party reimbursement may not be adequate to allow us to sell our products on a competitive and profitable basis. As result, we may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of our product candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. For example, subject to the requirements set out in Directive 89/105/EEC relating to the transparency of measures regulating the pricing of medicinal products for human use and their inclusion in the scope of national health insurance systems, EU Member States have the legal competence to set national measures of an economic nature on the marketing of medicinal products in order to control public health expenditure on such products. Accordingly, EU Member States can restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Other EU Member States allow companies to fix their own prices for drug products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.

The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel import or distribution (arbitrage between low-priced and high-priced member states) can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Other U.S. Health Care Laws and Regulations

In the United States, biopharmaceutical manufacturers and their products are subject to extensive regulation at the federal and state level, such as laws intended to prevent fraud and abuse in the healthcare industry. These laws, some of which will apply only if and when we have an approved product, include:

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federal false claims, false statements and civil monetary penalties laws prohibiting, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment of government funds or knowingly making, or causing to be made, a false statement to get a false claim paid;

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federal healthcare program anti-kickback law, which prohibits, among other things, persons from offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for, or the purchasing or ordering of, a good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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FDCA, which among other things, strictly regulates drug marketing, prohibits manufacturers from marketing such products prior to approval or for off-label use and regulates the distribution of samples;

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federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

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federal Open Payments (or federal “sunshine” law), which requires pharmaceutical and medical device companies to monitor and report certain financial interactions with certain healthcare providers to the Center for Medicare & Medicaid Services within the U.S. Department of Health and Human Services for re-disclosure to the public, as well as ownership and investment interests held by physicians and their immediate family members;

∎	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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analogous state laws and regulations, including: state anti-kickback and false claims laws; state laws requiring pharmaceutical companies to comply with specific compliance standards, restrict financial interactions between pharmaceutical companies and healthcare providers or require pharmaceutical companies to report information related to payments to health care providers or marketing expenditures; and state laws governing privacy, security and breaches of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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laws and regulations prohibiting bribery and corruption, such as the FCPA, which, among other things, prohibits U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations or foreign government-owned or affiliated entities, candidates for foreign public office, and foreign political parties or officials thereof.

Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, exclusion from participation in federal and state health care programs, such as Medicare and Medicaid. Ensuring compliance is time consuming and costly.

Similar healthcare laws and regulations exist in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of personal information.

Health Care Reform in the United States and Potential Changes to Health Care Laws

Health care reform has been a significant trend in the U.S. health care industry and elsewhere. In particular, government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services. Under the Trump administration, there were efforts to repeal or modify prior health care reform legislation and regulation and to implement new health care reform measures, including measures related to payment for drugs under government health care programs. The nature and scope of health care reform in the wake of the transition from the Trump administration to the Biden administration remains uncertain but early actions include additional health care reform as well as challenges to actions taken under the Trump administration.

There has been heightened governmental scrutiny in recent years over the manner in which manufacturers set prices for their marketed products, which has resulted in proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing and reform government program reimbursement methodologies for pharmaceutical and biologic products. At the state level, individual states are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. We expect that additional federal and state health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for health care products and services.

For a more detailed discussion of health care reform in the U.S., see “Risk Factors—Risks Related to Healthcare Laws and Other Legal Compliance Matters.”

Data Privacy Regulation

U.S. Privacy Law

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information, including laws requiring the safeguarding of personal information and laws requiring notification to governmental authorities and data subjects as well as remediation in the event of a data breach.

There have been several developments in recent years with respect to U.S. state data privacy laws. In 2018, California passed into law the CCPA, which took effect on January 1, 2020 and imposed many requirements on businesses that process the personal information of California residents. Many of the CCPA’s requirements are similar to those found in the GDPR, including requiring businesses to provide notice to data subjects regarding the information collected about them and how such information is used and shared, and providing data subjects the right to request access to such personal information and, in certain cases, request the erasure of such personal information. The CCPA also affords California residents the right to opt-out of “sales” of their personal information. The CCPA contains significant penalties for companies that violate its requirements. It also provides California residents a private right of action, including the ability to seek statutory damages, in the event of a breach involving their personal information. Compliance with the CCPA is a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance. On November 3, 2020, California voters passed a ballot initiative for the CPRA, which will significantly expand the CCPA to incorporate additional GDPR-like provisions including requiring that the use, retention and sharing of personal information of California residents be reasonably necessary and proportionate to the purposes of collection or processing, granting additional protections for sensitive personal information, and requiring greater disclosures related to notice to residents regarding retention of information. The CPRA will also expand personal information rights of California residents, including creating a right to opt out of sharing of personal information with third parties for advertising, expanding the lookback period for the right to know about personal information held by businesses, and expanding the right to erasure for information held by third parties. Most CPRA provisions will take effect on January 1, 2023, though the obligations will apply to any personal information collected after January 1,

2022. Similar laws have been proposed or passed at the U.S. federal and state level, including the Virginia Consumer Data Protection Act, which will take effect on January 1, 2023.

General data protection regulation (GDPR)

Many countries outside of the United States maintain rigorous laws governing the privacy and security of personal information. The collection, use, disclosure, transfer, or other processing of personal data, including personal health data, regarding individuals who are located in the EEA, and the processing of personal data that takes place in the EEA, is subject to the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, and it imposes heightened requirements on companies that process health and other sensitive data, such as requiring in many situations that a company obtain the consent of the individuals to whom the sensitive personal data relate before processing such data. Examples of obligations imposed by the GDPR on companies processing personal data that fall within the scope of the GDPR include providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, appointing a data protection officer, providing notification of data breaches and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million, or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR is a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance. In July 2020, the Court of Justice of the European Union, or the CJEU, invalidated the EU-U.S. Privacy Shield framework, one of the mechanisms used to legitimize the transfer of personal data from the EEA to the United States. The CJEU decision also drew into question the long-term viability of an alternative means of data transfer, the standard contractual clauses, for transfers of personal data from the EEA to the United States. Following the withdrawal of the U.K. from the EU, the U.K. Data Protection Act 2018 applies to the processing of personal data that takes place in the U.K. and includes parallel obligations to those set forth by GDPR.

Employees and Human Capital Resources

Our employees are driven by our mission to identify and accelerate the development of transformative therapies for patients with rare disorders. We believe that our deep commitment to high ethical and professional standards is fundamental to our mission, and we are determined to build a culture that values diversity, inclusiveness and equity, and empowers a skilled and experienced workforce to perform at the highest levels. We commit our resources and make investments, including through recruiting, training and collaboration, to promote the culture that we desire, and we expect our employees to embrace the company’s values and culture in all that we do.

As of June 30, 2021, we employed 28 full-time employees. Of our full-time employees, 17 employees are engaged in new product sourcing through business development, research, manufacturing, product development and clinical development, and 11 are engaged in finance, human resources, legal and other administrative functions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based incentive awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We offer a benefits program that provides resources to help employees manage their health, finances and life outside of work.

Facilities

Our corporate headquarters is located at 234 Church Street, Suite 1020, New Haven, CT 06510, where we lease and occupy 4,500 square feet of office space. The current term of our New Haven lease expires May 31, 2025. We also lease 117 square feet of office space at 400 Farmington Avenue, Suite R2846, Farmington, CT 06032. The current term of our Farmington lease expires January 31, 2022.

We believe our existing facilities are sufficient for our current needs. To meet the future needs of our business, we expect to lease additional or alternate office space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources, negative publicity and reputational harm and other factors.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, their ages as of June 30, 2021, and their positions, are as set forth below:

NAME	AGE	POSITION(S)
Executive Officers
Martin W. Mackay, Ph.D.	65	Chief Executive Officer and Chairman
Stephen Uden, M.D.	63	President, Chief Operating Officer and Chief Scientific Officer
Jeffrey M. Fryer, CPA	52	Chief Financial Officer and Treasurer
Steven Ryder, M.D.	70	Chief Medical Officer
Non-Management Directors
Helen M. Boudreau	55	Director
Rob Hopfner, R.Ph., Ph.D.	48	Director
Ronald M. Hunt	56	Director
Lucian Iancovici, M.D.	39	Director
Kush M. Parmar, M.D., Ph.D.	40	Director
Timothy M. Shannon, M.D.	62	Director
Paula Soteropoulos	53	Director

Executive Officers

Martin W. Mackay, Ph.D., is a co-founder of, and has been Chief Executive Officer and Chairman of the board of directors of Rallybio since January 2018. From March 2013 to December 2017, Dr. Mackay served as the Executive Vice President and Global Head of Research & Development at Alexion Pharmaceuticals, Inc., or Alexion, and, from July 2010 to January 2013, Dr. Mackay served as the President of Research & Development at AstraZeneca PLC. Prior to AstraZeneca, Dr. Mackay worked at Pfizer, Inc., or Pfizer, for 15 years where he held positions of increasing responsibility, including president, head of pharmatherapeutics research and development. Dr. Mackay currently serves on the board of directors of 5:01 Acquisition Corp, Charles River Laboratories International, Inc., and Novo Nordisk A/S. Dr. Mackay earned a BSc First Class in microbiology from Heriot-Watt University and a Ph.D. in molecular genetics from the University of Edinburgh. Dr. Mackay’s extensive experience serving on other boards and leading research and development organizations at both global pharmaceutical and biotechnology companies provides our board of directors with a unique combination of expertise.

Stephen Uden, M.D., is a co-founder of, and has been President, Chief Operating Officer and Chief Scientific Officer of Rallybio since January 2018. Previously, Dr. Uden served as Senior Vice President, Research at Alexion from June 2014 to October 2017. Prior to Alexion, Dr. Uden served in various leadership roles in the research organizations of Novartis (Japan), Wyeth (Japan), Neurogen and Pfizer. Dr. Uden earned a BSc in biochemistry and an M.B., B.S. in medicine from the University of London.

Jeffrey M. Fryer, CPA, is a co-founder of, and has been Chief Financial Officer and Treasurer of Rallybio since January 2018. Previously, Mr. Fryer served as Vice-President and Chief Tax Officer of Alexion from April 2008 to April 2017. Prior to Alexion, Mr. Fryer lead the corporate tax functions at Chemtura Corporation and Lydall, Inc., and served for over ten years with PwC as a senior tax manager. He earned an M.S. in taxation from the University of Hartford and a B.S. in business administration with a concentration in accounting from Bryant University. Mr. Fryer is a member of the Dean’s Advisory Council for the Bryant University School of Business.

Steven Ryder, M.D., has been Chief Medical Officer of Rallybio since January 2019. Previously, Dr. Ryder served as Chief Development Officer at Alexion from July 2013 to December 2018. From April 2008 to April 2013, Dr. Ryder served as President of Astellas Pharma Global Development at Astellas Inc, or Astellas. Prior to joining Astellas, Dr. Ryder worked at Pfizer for 21 years where he held positions of increasing responsibility, including head of worldwide clinical development. Dr. Ryder earned an M.D. from the Icahn School of Medicine at Mount Sinai.

Non-employee Directors

Helen M. Boudreau has served as a member of our board of directors since September 2020. From June 2018 to June 2019, Ms. Boudreau served as Chief Operating Officer of the Bill & Melinda Gates Medical Research Institute, a non-profit biotech. Previously, she served as Chief Financial Officer from July 2017 to June 2018 and as a board member from February 2016 to July 2017 of Proteostasis Therapeutics, Inc. From October 2014 to June 2017, Ms. Boudreau served as Chief Financial Officer of FORMA Therapeutics, Inc., and from September 2008 to September 2014, Ms. Boudreau served in senior finance roles at Novartis AG, including Chief Financial Officer Novartis Corporation US and Chief Financial Officer Global Oncology. Prior to Novartis, Ms. Boudreau served in roles of increasing responsibility in strategy and finance at Pfizer Inc. from April 1999 to September 2008, including Vice President Finance Customer Business Unit and Commercial Operations and Vice President Finance, Pfizer Global Research and Development. Ms. Boudreau worked earlier in her career at PepsiCo Inc. and YUM! Brands, Inc., McKinsey & Company and Bank of America Corporation. Ms. Boudreau currently serves as a board member of Premier, Inc., Shattuck Labs Inc. and Field Trip Health Ltd. Ms. Boudreau previously served on the board of directors of Evaxion Biotech A/S and Proteostasis Therapeutics, Inc. Ms. Boudreau earned a B.A. in Economics from the University of Maryland, where she graduated summa cum laude, and an M.B.A. from the Darden Graduate School of Business at the University of Virginia. We believe Ms. Boudreau is qualified to serve on our board of directors because of her financial expertise and extensive experience as an executive and director with biotechnology companies.

Rob Hopfner, R.Ph., Ph.D, has served as a member of our board of directors since March 2020. Since October 2017, Dr. Hopfner has served as a Managing Partner at Pivotal bioVenture Partners LLC, a venture capital firm. Prior to Pivotal, Dr. Hopfner served as a Principal at Bay City Capital LLC, a venture capital firm, from June 2007 to October 2009 and as a Managing Director and Partner from October 2009 to September 2017. Dr. Hopfner currently serves as a board member of Vaxcyte, Inc. and Inozyme Pharma, Inc., and on the boards of a number of private life sciences companies. Dr. Hopfner earned a B.Sc. in Pharmacy and a Ph.D. in Pharmacology from the University of Saskatchewan and an M.B.A. from the University of Chicago. We believe Dr. Hopfner is qualified to serve on our board of directors because of his experience in advising public and private life sciences companies, as well as his research in the pharmaceutical field.

Ronald M. Hunt has served as a member of our board of directors since March 2019. Since 2005, Mr. Hunt has served as a Managing Director and Member of New Leaf Venture Partners, L.L.C., a venture capital firm. Previously, Mr. Hunt served at the Sprout Group, a venture capital firm and was a consultant with consulting firms Coopers & Lybrand Consulting and The Health Care Group, Inc. Mr. Hunt worked earlier in his career in various sales and marketing positions at Johnson & Johnson and SmithKline Beecham Pharmaceuticals PLC. Mr. Hunt currently serves as a board member of Harpoon Therapeutics, Inc. and Iterum Therapeutics, Ltd., a clinical-stage therapeutics company, and on the boards of a number of private pharmaceutical and healthcare companies. Mr. Hunt previously served on the board of directors of Neuronetics, Inc. Mr. Hunt earned a B.S. from Cornell University and an M.B.A. from the Wharton School of the University of Pennsylvania. We believe Mr. Hunt is qualified to serve on our board of directors because of his investment experience, his experience in the pharmaceutical industry and service on the boards of other public and private biopharmaceutical and biotechnology companies.

Lucian Iancovici, M.D., has served as a member of our board of directors since May 2020. Dr. Iancovici is currently a Managing Director of TPG Growth, where he has worked since January 2018. From September 2012 to October 2017, Dr. Iancovici served as the head of the Qualcomm Life Fund, a venture fund focused on investing in digital health technologies. From January 2015 to October 2017, Dr. Iancovici was a general partner at dRx Capital, a joint venture investment company launched by Novartis and Qualcomm. From 2011 to 2012, Dr. Iancovici was an associate at McKinsey & Company. Lucian is a board certified internal medicine doctor, who trained at Columbia University Medical Center in New York prior to joining McKinsey and Company. Dr. Iancovici earned his bachelor’s degree in economics and an M.D., both from Tufts University. We believe that Dr. Iancovici is qualified to serve on our board of directors because of his extensive experience in the venture capital industry, and his medical and scientific background and training.

Kush M. Parmar, M.D., Ph.D., has served as a member of our board of directors since April 2018. Dr. Parmar is currently a Member of 5AM Venture Management, LLC, where he has worked since 2010. Dr. Parmar also serves as

Co-Chief Executive Officer and as member of the board of directors of 5:01 Acquisition Corp, positions he has held since its inception in September 2020. Dr. Parmar currently serves as a board member of Akouos, Inc., Entrada Therapeutics, Inc., Ensoma Inc., Homology Medicines, Inc., Syngene International Ltd. and Vor Biopharma Inc., and previously served on the board of directors of Arvinas, Inc., Audentes Therapeutics, Inc. and scPharmaceuticals, Inc. Dr. Parmar earned a B.A. in molecular biology and medieval studies from Princeton University, a Ph.D. in experimental pathology from Harvard University and an M.D. from Harvard Medical School. We believe that Dr. Parmar is qualified to serve on our board of directors because of his extensive experience in the venture capital industry, medical and scientific background and training, and service on the boards of other public and private biopharmaceutical and biotechnology companies.

Timothy M. Shannon, M.D., has served as a member of our board of directors since April 2018. Dr. Shannon has been both a Non-Managing Member of Canaan Partners IX LLC, a Managing Member of Canaan Partners X LLC, a Managing Member of Canaan Partners XI LLC, and a Managing Member of Canaan Partners XII LLC, all entities affiliated with Canaan Partners, a venture capital firm, since November 2009. While at Canaan, Dr. Shannon served in a number of executive roles at biotechnology companies, including as President and Chief Executive Officer of Aldea Pharmaceuticals, Inc. and of Arvinas, Inc. Prior to Canaan, Dr . Shannon served as Executive Vice President of R&D and Chief Medical Officer of Curagen Corporation and Senior Vice President of Global Medical Development, Bayer Healthcare LLC. Dr. Shannon currently serves as chairman of the board of directors of Arvinas, Inc. and of Ideaya Biosciences, Inc., as well as several privately held companies. Dr. Shannon previously served as a board member of NextCure Inc., and CytomX Therapeutics, Inc. Dr. Shannon earned a B.A. in chemistry from Amherst College and an M.D. from the University of Connecticut. We believe Dr. Shannon is qualified to serve on our board of directors because of his extensive experience in the venture capital industry, his executive leadership experience, his medical background and training, and his service on the boards of other public and private biopharmaceutical companies.

Paula Soteropoulos has served as a member of our board of directors since October 2020. Ms. Soteropoulos currently serves as the Executive Chairman of Ensoma, a private venture-backed company. She previously served as Chief Executive Officer and President of Akcea Therapeutics, Inc. from January 2015 to September 2019, where she was also a member of the board of directors. Prior to Akcea, Ms. Soteropoulos served as Senior Vice President and General Manager, Cardiometabolic Business and Strategic Alliances at Moderna Therapeutics Inc., and prior to Moderna, she served in various roles of increasing responsibility at Genzyme Corporation, including as Vice President and General Manager, Cardiovascular, Rare Diseases. Ms. Soteropoulos currently serves on the board of directors of uniQure N.V. Ms. Soteropoulos also serves as a Strategic Advisor to 5AM Venture Management, LLC. Ms. Soteropoulos earned both a B.S. in chemical and biochemical engineering and an M.S. in chemical and biochemical engineering from Tufts University, and holds an executive management certificate from the Darden Graduate School of Business at the University of Virginia. Ms. Soteropoulos serves on the Advisory Board for the Chemical and Biological Engineering Department of Tufts University. We believe Ms. Soteropoulos is qualified to serve on our board of directors because of her extensive experience in the biotechnology industry, her executive leadership experience and her service on the boards of other public and private biopharmaceutical companies.

Board Composition and Election of Directors

Our board of managers currently consists of eight members, all of whom were elected as managers pursuant to our Operating Agreement. The Operating Agreement will terminate prior to the consummation of this offering and there will be no further contractual obligations regarding the election of our directors. Following the Reorganization, the board of directors of Rallybio Corporation, or the Corporation, will consist of the same eight members who will be duly elected in accordance with the bylaws of the Corporation. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

There are no family relationships among any of our directors and executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Upon the closing of this offering, our directors will be divided among the three classes as follows:

The Class I directors will be Drs. Mackay and Parmar and Ms. Soteropoulos, and their terms will expire at our 2022 annual meeting of stockholders.

The Class II directors will be Ms. Boudreau and Drs. Iancovici and Shannon, and their terms will expire at our 2023 annual meeting of stockholders.

The Class III directors will be Dr. Hopfner and Mr. Hunt, and their terms will expire at our 2024 annual meeting of stockholders.

Our amended and restated certificate of incorporation for the Corporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws” for a discussion of these and other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect prior to the consummation of this offering.

Director Independence

Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of the Nasdaq Stock Market require that, subject to specified exceptions, each member of a listed company’s audit and compensation committees be independent and that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the independent directors or by a nominating and corporate governance committee comprised solely of independent directors. Under the rules of the Nasdaq Stock Market, a director will only qualify as “independent” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that such person is “independent” as defined under the rules of the Nasdaq Stock Market and the rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Dr. Martin W. Mackay , is an “independent director” as defined under applicable rules of the Nasdaq Stock Market, including, in the case of all the members of our audit committee, the independence criteria set forth in Rule 10A-3 under the Exchange Act, and in the case of all the members of our compensation committee, the independence criteria set forth in Rule 10C-1 under the Exchange Act and are “non-employee directors” as defined in Section 16b-3 of the Exchange Act. In making such determination, our board of directors considered the relationships that each such non-employee director has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Dr. Martin W. Mackay is not an independent director under these rules because he is our Chief Executive Officer.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors that will become effective prior to the consummation of this offering. Our board of directors may also establish other committees from time to time to assist us and the board of directors in their duties. Upon the effectiveness of the registration statement of which this prospectus forms a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the Nasdaq Stock Market and the Exchange Act. Upon our listing on the Nasdaq Global Market, each committee’s charter will be available on the corporate governance section of our website at www.rallybio.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Audit Committee

The audit committee’s responsibilities upon completion of this offering will include:

∎	appointing, approving the compensation of, and evaluating the qualifications, performance and independence of, our independent registered public accounting firm;

∎	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

∎	pre-approving all audit and permitted non-audit services to be performed by our independent registered public accounting firm;

∎	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures, including earnings releases;

∎	reviewing and discussing with management and our independent registered public accounting firm any material issues regarding accounting principles and financial statement presentations;

∎	reviewing disclosures about any significant deficiencies or material weaknesses in our internal controls, including disclosures in our annual and quarterly reports;

∎

coordinating our board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, code of business conduct and ethics, procedures for complaints and legal and regulatory matters;

∎	discussing our risk management policies with management;

∎

reviewing practices and guidance regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

∎	meeting independently with our independent registered public accounting firm and management;

∎	reviewing and approving any related person transactions in accordance with Company policy;

∎	overseeing our guidelines and policies governing risk assessment and risk management;

∎	overseeing the integrity of our information technology systems, process and data;

∎	preparing the audit committee report required by SEC rules;

∎	reviewing and assessing, at least annually, the adequacy of the audit committee’s charter; and

∎	performing, at least annually, an evaluation of the performance of the audit committee.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

The members of our audit committee are Ms. Boudreau, Dr. Hopfner and Mr. Hunt. Ms. Boudreau chairs the audit committee. Our board of directors has determined that each member of our audit committee has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has also determined that Ms. Boudreau is an “audit committee financial expert,” as defined under Item 407 of Regulation S-K.

We expect to satisfy the member independence requirements for the audit committee prior to the end of the transition period provided under the rules of the Nasdaq Stock Market and SEC rules and regulations for companies completing their initial public offering.

Compensation Committee

Our compensation committee’s responsibilities upon completion of this offering will include:

∎	reviewing our overall management compensation strategy, including base salary, incentive compensation and equity-based grants;

∎	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

∎	recommending to our board of directors the compensation of our chief executive officer and other executive officers;

∎	reviewing and making recommendations to the board of directors with respect to non-employee director compensation;

∎	overseeing and administering our cash and equity incentive plans;

∎

reviewing, considering and selecting, to the extent determined to be advisable, a peer group of appropriate companies for purposing of benchmarking and analysis of compensation for our executive officers and non-employee directors;

∎	recommending to our board of directors any stock ownership guidelines for our executive officers and non-employee directors;

∎	retaining, appointing or obtaining advice of a compensation consultant, legal counsel or other advisor and determining the compensation and independence of such consultant or advisor;

∎

preparing, if required, the compensation committee report on executive compensation for inclusion in our annual report on Form 10-K and our annual proxy statement in accordance with SEC proxy and disclosure rules;

∎	monitoring our compliance with the requirements of Sarbanes-Oxley relating to loans to directors and officers;

∎	reviewing and approving all employment contract and other compensation, severance and change-in-control arrangements for our executive officers;

∎	establishing and periodically reviewing policies and procedures with respect to perquisites as they relate to our executive officers;

∎	reviewing the risks associated with our compensation policies and practices;

∎

overseeing and presenting to our board of directors management’s plans for succession to senior management positions based on guidelines developed and recommended by the compensation committee to the full board of directors;

∎

reviewing and overseeing the Company’s strategies, initiatives and programs with respect to the Company’s management of human capital resources, including talent management, employee engagement and diversity and inclusion;

∎	reviewing and assessing, at least annually, the adequacy of the compensation committee’s charter; and

∎	performing, on an annual basis, an evaluation of the performance of the compensation committee.

The members of our compensation committee are Drs. Iancovici and Shannon and Ms. Soteropolous. Dr. Shannon chairs the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee’s responsibilities upon completion of this offering will include:

∎	identifying individuals qualified to become members of our board of directors consistent with criteria approved by the board and receiving nominations for such qualified individuals;

∎	recommending to our board of directors the persons to be nominated for election as directors and to each committee of the board;

∎	establishing a policy under which our stockholders may recommend a candidate to the nominating and corporate governance committee for consideration for nomination as a director;

∎	reviewing and recommending committee slates on an annual basis;

∎	recommending to our board of directors qualified candidates to fill vacancies on our board of directors;

∎	developing and recommending to our board of directors a set of corporate governance principles applicable to us and reviewing the principles on at least an annual basis;

∎	reviewing and making recommendations to our board with respect to our board leadership structure and board committee structure;

∎	reviewing, in concert with our board of directors, our policies and program with respect to significant issues of corporate public responsibility;

∎	making recommendations to our board of directors processes for annual evaluations of the performance of our board of directors and committees of our board of directors;

∎	overseeing the process for annual evaluations of our board of directors and committees of our board of directors;

∎	considering and reporting to our board of directors any questions of possible conflicts of interest of members of our board of directors;

∎	reviewing with management the company’s social corporate responsibility activities, policies, and program;

∎	providing new director orientation and continuing education for existing directors on a periodic basis;

∎	overseeing plans for director succession;

∎	reviewing and assessing, at least annually, the adequacy of the nominating and corporate governance committee’s charter;

∎

reviewing and overseeing the Company’s initiatives regarding environmental, social and governance matters, including related risks and opportunities, and the Company’s public disclosure with respect to such matters; and

∎	performing, on an annual basis, an evaluation of the performance of the nominating and corporate governance committee.

The members of our nominating and corporate governance committee are Drs. Hopfner and Parmar and Mr. Hunt. Dr. Parmar chairs the nominating and corporate governance committee. Our board of directors has determined that each member of the nominating and corporate governance committee satisfies the independence standards of the applicable rules of the Nasdaq Stock Market.

Our board of directors may establish other committees from time to time.

Role of the Board in Risk Oversight

Our board of directors has, and, upon the completion of this offering, its committees will also have, an active role in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee will be responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and governance committee will be responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through discussions from committee members about such risks.

Code of Business Conduct and Ethics

Prior to the closing of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Following this offering, a current copy of the code will be posted on the investor section of our website. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq Stock Market rules concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE AND DIRECTOR COMPENSATION

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. The compensation programs that we adopt in the future may differ materially from the programs summarized in this discussion.

Introduction

This section provides an overview of the compensation awarded to, earned by, or paid to our principal executive officer and our next two most highly compensated executive officers listed below in respect of their service to us for the fiscal year ended December 31, 2020. We refer to these individuals as our named executive officers. Our named executive officers are:

∎	Martin W. Mackay, Ph.D., Chief Executive Officer and Chairman;

∎	Stephen Uden, M.D., President, Chief Operating Officer and Chief Scientific Officer; and

∎	Jeffrey M. Fryer, Chief Financial Officer and Treasurer.

Prior to this offering, the board of managers of Rallybio Holdings, LLC, or the LLC Entity (referred to as our board of managers for purposes of this executive and director compensation discussion), was responsible for determining the compensation of our executive officers, based on recommendations from the compensation committee of our board of managers. Following this offering, the compensation committee of the board of directors of Rallybio Corporation, or the Corporation (referred to as our board of directors for purposes of this executive and director compensation discussion), will be responsible for making such determinations. Drs. Mackay and Uden, and Mr. Fryer are our founders and, since our inception, have received identical compensation. Following this offering, the compensation committee may make similar recommendations regarding the compensation payable to our founders.

Summary compensation table

The following table sets forth the compensation awarded to, earned by, or paid to our named executive officers in respect of their service to us for the fiscal year ended December 31, 2020:

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	STOCK AWARDS ($) (1)	NONEQUITY INCENTIVE PLAN COMPENSATION ($) (2)	ALL OTHER COMPENSATION ($) (3)	TOTAL ($)
Martin W. Mackay, Ph.D.	2020	379,500	292,600	151,800	14,156	838,056
Chief Executive Officer and Chairman
Stephen Uden, M.D.	2020	379,500	292,600	151,800	14,156	838,056
President, Chief Operating Officer and Chief Scientific Officer
Jeffrey M. Fryer, CPA	2020	379,500	292,600	151,800	14,156	838,056
Chief Financial Officer and Treasurer

(1)	The amounts shown in this column represent the grant date fair value of incentive units granted to Drs. Mackay and Uden and Mr. Fryer in fiscal year 2020 computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used to value the incentive units for this purpose are set forth in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	The amounts shown in this column represent annual bonuses earned with respect to fiscal year 2020 that were paid in February 2021 under our annual bonus program as described below under “Annual Bonuses.”

(3)	The amounts shown in the “All Other Compensation” column reflect SIMPLE IRA matching contributions made by the LLC Entity, described below under “Employee and Retirement Benefits.”

Narrative disclosure to summary compensation table

Agreements with our named executive officers

Drs. Mackay and Uden and Mr. Fryer are each party to an amended and restated employment agreement with our operating company subsidiary, Rallybio, LLC, which sets forth the terms and conditions of the executive officer’s employment with us. The material terms of the agreements are described below. The terms “cause”, “good reason” and “change in control” referred to below are defined in the respective named executive officer’s agreement.

Each amended and restated employment agreement provides for an initial annual base salary, subject to review for increase by our board of directors or the compensation committee. Each amended and restated employment agreement also provides for a target annual bonus equal to 40% of annual base salary, with the actual amount of the bonus payable based upon the achievement of performance goals as determined by our board of directors or the compensation committee.

Annual base salary

Effective January 1, 2020, the annual base salaries of Drs. Mackay and Uden and Mr. Fryer were increased from $370,000 to $379,500. Effective January 1, 2021, the annual base salaries of our named executive officers were increased to $420,000. Effective in connection with this offering, the annual base salaries of our named executive officers will be increased to $470,000.

Annual bonuses

With respect to fiscal year 2020, each of Drs. Mackay and Uden and Mr. Fryer was eligible to receive an annual bonus. For fiscal year 2020, the target bonus amount, expressed as a percentage of annual base salary, for each of Drs. Mackay and Uden and Mr. Fryer was 40%. Annual bonuses for fiscal year 2020 for our named executive officers were based on the attainment of pre-established corporate objectives as determined by our board of managers, including those related to building a world-class team, business development, expanding the LLC Entity’s pipeline, financing, and developmental and clinical goals. Following the end of fiscal year 2020, our board of managers determined that the performance goals were met at target and each of Drs. Mackay and Uden and Mr. Fryer earned a bonus of $151,800.

Severance upon termination of employment; change in control; restrictive covenants.

Employment Agreements. Each of Drs. Mackay and Uden and Mr. Fryer is entitled to severance payments and benefits in connection with certain qualifying terminations of employment under his respective amended and restated employment agreement. If the executive officer’s employment is terminated by us without cause, as a result of our non-extension of the employment term or by him for good reason, he will be entitled to receive (i) any earned and payable, but unpaid, prior year annual bonus (or current year bonus if the termination occurs on the last day of the calendar year), (ii) continued payment of his annual base salary for a period of 12 months following termination and (iii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of the executive officer and his eligible dependents for 12 months following termination (or, if earlier until the executive officer ceases to be eligible for COBRA coverage or obtains health coverage from another employer). If the executive officer’s employment is terminated by reason of his death or disability, he will be entitled to receive (i) any earned and payable, but unpaid, prior year annual bonus (or current year bonus if the terminaton occurs on the last day of the calendar year) and (ii) continued payment of his annual base salary for a period of six months following termination.

If the executive officer’s employment is terminated by us without cause, as a result of our non-extension of the employment term or by him for good reason, in any event within the 12-month period following a change in control, he will be entitled to receive (i) any earned and payable, but unpaid, prior year annual bonus (or current year bonus if the termination occurs on the last day of the calendar year), (ii) an amount equal to 1.5 times the sum of the executive officer’s annual base salary and target annual bonus, payable over 18 months following termination and (iii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of the executive officer and his eligible dependents for 18 months following termination (or, if earlier until the executive officer ceases to be eligible for COBRA coverage or obtains health coverage from another employer).

Severance Subject to Release of Claims. Our obligation to provide a named executive officer with severance payments and other benefits under his respective amended and restated employment agreement is conditioned on the executive officer signing a release of claims in favor of us.

Restrictive Covenants. Under their respective amended and restated employment agreements, each of Drs. Mackay and Uden and Mr. Fryer has agreed not to compete with us during his employment and for one year following his termination of employment or solicit our customers, employees, representatives, agents, vendors, joint venturers or licensors during his employment and for one year following his termination of employment. In addition, each named executive officer has agreed to a perpetual non-disparagement covenant. Each of Drs. Mackay and Uden and Mr. Fryer is also party to a Confidential Information and Invention Assignment Agreement under which each executive officer has agreed to a perpetual confidentiality covenant and an assignment of intellectual property covenant.

Equity compensation

Drs. Mackay and Uden and Mr. Fryer received incentive equity grants in fiscal year 2020 under the 2018 Plan.

On July 31, 2020, each of Drs. Mackay and Uden and Mr. Fryer was granted an award of 665,000 incentive units, which vested as to 25% of the underlying units on April 1, 2021 and vest in 36 equal monthly installments thereafter, generally subject to the executive officer’s continued employment with us through the applicable vesting date.

In January 2021, each of our named executive officers received an award of 2,255,000 incentive units under the 2018 Plan, which vest as to 25% of the underlying units on January 1, 2022 and in 36 equal monthly installments thereafter, generally subject to the executive officer’s continued employment with us through the applicable vesting date.

In connection with the liquidation of the LLC Entity and the distribution of the capital stock of the Corporation to the unitholders of the LLC Entity as described above under the section of this prospectus captioned “The Reorganization”, all vested and unvested common units and incentive units, including those held by our named executive officers, will be canceled and shares of our common stock will be distributed in respect of such units. Our named executive officers will receive unrestricted shares of our common stock in respect of any vested common units and incentive units that are so canceled and will receive restricted shares of our common stock under the 2021 Plan (described below) in respect of any unvested restricted common units and incentive units that are so canceled. The restricted shares of our common stock will be subject to the same vesting conditions as the unvested restricted common units and incentive units.

Employee and retirement benefits

We currently provide broad-based health and welfare benefits that are available to all of our employees, including our named executive officers, including health, life and AD&D, disability, vision, and dental insurance. In addition, we maintain a SIMPLE IRA retirement plan for our full-time employees. The SIMPLE IRA plan provides that we will make matching employer contributions to the SIMPLE IRA plan equal to up to 3% of eligible compensation contributed to the plan by an eligible employee for the applicable year (subject to tax code limits). Other than the SIMPLE IRA plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.

Outstanding awards at fiscal year-end 2020

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2020:

	STOCK AWARDS
NAME	NUMBER OF UNITS THAT HAVE NOT VESTED (#)		MARKET VALUE OF UNITS THAT HAVE NOT VESTED ($) (1)
Martin W. Mackay, Ph.D.	562,500	(2)	264,375
	275,000	(3)	129,250
	665,000	(4)	19,950
Steve Uden, M.D.	562,500	(2)	264,375
	275,000	(3)	129,250
	665,000	(4)	19,950
Jeffrey M. Fryer, CPA (5)	562,500	(2)	264,375
	275,000	(3)	129,250
	665,000	(4)	19,950

(1)	Because the LLC Entity was not publicly traded during fiscal year 2020, there is no ascertainable public market value for these units. The market value reported in this table is based upon our board of manager’s determination of the fair market value of the LLC Entity’s equity, $0.47 per common unit, which was determined taking into account an independent valuation as of January 1, 2021, the closest valuation date to fiscal year-end. Where applicable, the fair market value of an incentive unit included in this table reflects the value of a common unit less any unsatisfied distribution threshold.

(2)	Represents an award of 1,499,999 restricted common units of the LLC Entity issued on April 19, 2018 pursuant to a contribution and restricted share agreement with each named executive officer, which vested as to 25% of the common units on the date of grant and vests as to the remaining common units in four equal installments on each of April 20, 2019, April 20, 2020, April 20, 2021 and April 20, 2022, generally subject to the executive officer’s continued employment with us through the applicable vesting date.

(3)	Represents an award of 400,000 restricted common units of the LLC Entity granted on April 19, 2018 under the 2018 Plan, which became eligible to vest upon the initiation of a clinical program through one of our affiliates, on September 12, 2019. Twenty-five percent of the underlying common units vested on September 12, 2020, and the remaining common units vest in 36 equal monthly installments thereafter, generally subject to the executive officer’s continued employment with us through the applicable vesting date.

(4)	Represents an award of 665,000 incentive units of the LLC Entity granted on July 31, 2020 under the 2018 Plan, which vested as to 25% of the underlying units on April 1, 2021 and vests in 36 equal monthly installments thereafter, generally subject to the executive officer’s continued employment with us through the applicable vesting date.

(5)	Mr. Fryer’s grants are held by a revocable trust.

Director compensation

The following table sets forth the compensation awarded to, earned by or paid to our non-employee directors during the fiscal year ended December 31, 2020. Dr. Mackay does not receive compensation for his service as a director. His compensation for 2020 is included with that of our other named executive officers above.

NAME	FEES EARNED OR PAID IN CASH ($) (1)	STOCK AWARDS ($) (2)	TOTAL ($)
Helen M. Boudreau	13,152	85,295	98,447
Rob Hopfner, R.Ph., Ph.D. (3)	—	—	—
Ronald Hunt (3)	—	—	—
Lucian Iancovici, M.D. (3)	—	—	—
Kush M. Parmar, M.D., Ph.D. (3)	—	—	—
Ketan Patel, M.D. (3)(4)	—	—	—
Timothy M. Shannon, M.D. (3)	—	—	—
Paula Soteropoulos	5,992	85,295	91,287

(1)	The amounts reported in this column represent cash fees earned in fiscal year 2020.

(2)	The amounts reported in this column represent the grant date fair value of incentive units granted to Mses. Boudreau and Soteropoulos computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used to value the incentive units for this purpose are set forth in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus. As of December 31, 2020, Ms. Boudreau and Ms. Soteropoulos held 12,115 and 8,077 vested incentive units of the LLC Entity, respectively.

(3)	Directors who are affiliated with our investors did not receive compensation in respect of their service as members of our board of managers in 2020.

(4)	Dr. Patel resigned from our board of managers effective January 30, 2021.

Director compensation

At the time each of Ms. Boudreau and Ms. Soterpoulos was appointed to our board of managers, we agreed to pay each of them a cash retainer of $35,000 for board service and Ms. Boudreau a cash retainer of $5,000 for service as chair of the audit committee, and to provide each of them a grant of incentive units, as reported in the table above. The incentive units vest in 48 equal monthly installments, generally subject to the director’s continued service through the applicable vesting date.

Director compensation policy

In connection with this offering, we adopted a non-employee director compensation policy for members of our board of directors, which will become effective upon the completion of this offering. Under the non-employee director compensation policy, following this offering our non-employee directors will be compensated as follows:

∎	each non-employee director will receive an annual cash fee of $35,000 ($65,000 for the chair of our board of directors and $50,000 for the lead independent director, if applicable);

∎	each non-employee director who is a member of the audit committee will receive an additional annual cash fee of $7,500 ($15,000 for the audit committee chair);

∎	each non-employee director who is a member of our compensation committee will receive an additional annual cash fee of $5,000 ($10,000 for our compensation committee chair);

∎	each non-employee director who is a member of the nominating and governance committee will receive an additional annual cash fee of $4,000 ($8,000 for the nominating and governance committee chair);

∎

each non-employee director who is first elected or appointed to our board of directors after the completion of this offering will be granted an option under our 2021 Plan to purchase 26,880 shares of our common stock upon his or her initial election to our board of directors; and

∎

each non-employee director will annually be granted an option under our 2021 Plan to purchase 13,440 shares of our common stock on the date of the first meeting of our board of directors held after the annual meeting of our shareholders, pro-rated for non-employee directors initially elected or appointed to our board of directors during the 12 months preceding the grant date to reflect the number of months of service during such 12-month period.

Prior to January 1st of any year, a non-employee director may elect to receive his or her annual cash retainer in the form of an option to purchase shares of our common stock, which is expected to vest in 12 equal monthly installments, on the last day of each month during such calendar year, subject to the director’s continued service on our board of directors through each applicable vesting date.

The stock options granted to our non-employee directors will have a per share exercise price equal to the closing price of a share of our common stock on the date of grant (or the immediately preceding date on which a closing price was reported if there is no closing price on the date of grant) and will expire not later than ten years after the date of grant. The stock option granted to a non-employee director upon the non-employee director’s initial election to our board of directors will vest in three equal annual installments, subject to the director’s continued service on our board of directors through each applicable vesting date. The annual stock options granted to our non-employee directors will vest in full on the earlier of the first anniversary of the date of grant or the next annual meeting of our shareholders, subject to the director’s continued service on our board of directors. Upon a change in control (as defined in our 2021 Plan (or as such term or similar term is defined in any successor plan)), each initial stock option and each annual stock option that is then outstanding will vest in full, subject to the director’s continued service on our board of directors through such change in control.

All cash fees will be paid quarterly, in arrears, or upon the earlier resignation or removal of the non-employee director. The amount of each payment will be prorated for any portion of a calendar quarter that a non-employee director is not serving on our board of directors, based on the number of calendar days served by such non-employee director.

Each non-employee director is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee on which he or she serves.

Equity and cash plans

2018 Share Plan

In 2018, our board of managers approved the 2018 Plan. The 2018 Plan has been amended from time to time to increase the aggregate number of common units of the LLC Entity reserved for issuance under the 2018 Plan, and was most recently amended on January 20, 2021. The 2018 Plan permits the grant of options to purchase common units, restricted common units and other awards that are convertible into or otherwise based on common units. Subject to adjustment, the maximum number of common units that may be granted under the 2018 Plan is 22,972,360. As of June 30, 2021, 20,869,704 incentive units and 1,200,000 common and restricted common units were outstanding under the 2018 Plan and 902,656 common units remained available for future issuance. It is anticipated that no further awards will be made under the 2018 Plan following the completion of this offering. In connection with this offering, we adopted a new omnibus equity plan under which we will grant equity-based awards in connection with or following this offering. This summary is not a complete description of all provisions of the 2018 Plan and is qualified in its entirety by reference to the 2018 Plan, which is filed as an exhibit to the registration statement of which this prospectus is part.

Plan administration

Our board of managers administers the 2018 Plan. Our board of managers has the discretionary authority to grant awards, to construe award agreements and the 2018 Plan, to prescribe, amend and rescind rules and regulations relating to the 2018 Plan, to determine the terms and provisions of the award agreements and to make all other determinations in the judgment of our board of managers necessary or desirable for the administration of the 2018 Plan. Our board of managers may delegate any or all of its powers to a committee. As used in this summary, the term “Administrator” refers to our board of managers and its authorized delegates, as applicable.

Eligibility

Our and our affiliates’ employees, officers, managers, directors, advisors and consultants are eligible to participate in the 2018 Plan.

Vesting; terms of awards

The Administrator determines the terms and conditions of all awards granted under the 2018 Plan, including the time or times an award vests or becomes exercisable, the terms on which an award remains exercisable. The Administrator may at any time accelerate the vesting or exercisability of an award.

Transferability of awards

Except as the Administrator may otherwise determine, options may not be transferred other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order. Common units may not be transferred unless the transfer complies with all provision of the 2018 Plan and the operating agreement of the LLC Entity.

Effect of certain transactions

In the event of change of control, as defined in the 2018 Plan, the Administrator may, with respect to outstanding awards, provide for the acceleration of exercisability or issuance of common units in respect of any award, in full or in part or the cash-out of awards. If not accelerated or cashed out, the awards will be assumed or substituted by the successor company, and to the extent not assumed or substituted, any outstanding option will terminate and awards of common units will be repurchased.

Adjustment provisions

If, through or as a result of any recapitalization, reclassification, distribution, common unit split, reverse common unit split, liquidation, exchange of common units, spin-off, combination, consolidation or other similar transaction, (i) the outstanding common units are increased, decreased or exchanged for a different number or kind of common units or other securities or (ii) additional common units or new or different common units or other non-cash assets are distributed with respect to such common units or other securities, an appropriate and proportionate adjustment will be made to (x) the maximum number and kind of common units reserved for issuance under the 2018 Plan, (y) the number and kind of securities underlying awards then outstanding and (z) the exercise price for each option, without changing the aggregate purchase price as to which such options remain exercisable.

Amendments and termination

The Administrator may at any time amend the 2018 Plan and may at any time terminate the 2018 Plan as to future grants. However, except as expressly provided in the 2018 Plan, the Administrator may not alter the terms of the plan so as to adversely affect a participant’s rights under an award without the participant’s consent. Any amendments to the 2018 Plan will be conditioned on member approval to the extent required.

2021 Compensation plans

2021 Equity Incentive Plan

In connection with this offering, our board of directors adopted the Rallybio Corporation 2021 Equity Incentive Plan, or the 2021 Plan, and, in connection with and following this offering, all equity-based awards will be granted under the 2021 Plan. The following summary describes the material terms of the 2021 Plan. This summary is not a complete description of all provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

In connection with this offering, our board of directors granted an option to purchase 13,440 shares of our common stock to each of our non-employee directors and an option to purchase 160,000 shares of our common stock to each named executive officer and to our Chief Medical Officer, Steven Ryder, M.D. The option granted to each non-employee director will vest as to 100% of the shares underlying the stock option on the earlier of the one-year anniversary of the date of grant and the next annual meeting of our shareholders that follows the date of grant, subject to the director’s continued service on our board of directors through the vesting date. The option granted to each named executive officer and Dr. Ryder will vest as to 25% of the shares underlying the stock option on the one-year anniversary of the date of grant and as to the remaining 75% of the shares underlying the stock option in 36 equal monthly installments thereafter, generally subject to the employee’s continued service through the applicable vesting date.

Administration

The 2021 Plan will be administered by our compensation committee, which will have the discretionary authority to interpret the 2021 Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the 2021 Plan and awards and otherwise do all things necessary or desirable to carry out the purposes of the 2021 Plan or any award. Our board of directors may at any time act in the capacity of the administrator of the 2021 Plan (including with respect to such matters that are not delegated to our compensation committee). Our compensation committee (or our board of directors) may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members (or one or more other members of our board of directors), may delegate the power to grant awards to our officers, to the extent permitted by law, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to our compensation committee, our board of directors or any authorized delegates, as applicable.

Eligibility

Our employees, directors and consultants are eligible to participate in the 2021 Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees or employees of certain affiliates. Eligibility for stock options, other than ISOs, and stock appreciation rights, or SARs, is limited to individuals who are providing direct services to us or certain affiliates on the date of grant of the award.

Authorized Shares

Subject to adjustment as described below, the number of shares of our common stock that may be delivered in satisfaction of awards under the 2021 Plan is 5,440,344 shares, including 2,455,722 shares of our common stock that will be issued in respect of outstanding unvested restricted common units and outstanding unvested incentive units and 137,189 shares of our common stock were available for issuance under the 2018 Plan. The share pool will automatically increase on January 1st of each year from 2022 to 2031 by the lesser of (i) five percent of the number of shares of our common stock outstanding as of such date and (ii) the number of shares of our common stock determined by our board of directors on or prior to such date. Up to 22,989,975 shares may be delivered in satisfaction of ISOs. The number of shares of our common stock delivered in satisfaction of awards under the 2021 Plan will not be reduced by (i) any shares withheld by us in payment of the exercise price or purchase price of an award or in satisfaction of tax withholding requirements or (ii) any shares underlying any portion of an award that is settled in cash or that expires, becomes unexercisable, terminates or is forfeited to or repurchased by us without the delivery (or retention, in the case of restricted or unrestricted stock) of shares of our common stock. The number of shares available for delivery under the 2021 Plan will not be increased by any shares that have been delivered under the 2021 Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.

Shares that may be delivered under the 2021 Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us.

Director Limits

The 2021 Plan provides that the aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year for his or her services as a director during such calendar year may not exceed $750,000 ($1,000,000 for the director’s first year of service on our board of directors) in the aggregate. This limitation does not apply to any compensation granted or paid for services other than as a director, including as a consultant or advisor to us or one of our subsidiaries.

Types of Awards

The 2021 Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with awards under the 2021 Plan.

∎

Stock options and SARs. The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under the 2021 Plan will be no less than 100% of the closing price of a share on the date of grant (or, if no closing price is reported for that date, the closing price on the immediately preceding day on which a closing price is reported) (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the 2021 Plan may not be repriced, amended or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the closing price of a share on the date of such cancellation, in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

∎

Restricted and unrestricted stock and stock units. The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

∎	Performance awards. The Administrator may grant performance awards, which are awards subject to performance vesting conditions.

∎	Other share-based awards. The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as it determines.

∎

Substitute awards. The Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are inconsistent with the terms and conditions of the 2021 Plan.

Vesting; Terms of Awards

The Administrator determines the terms and conditions of all awards granted under the 2021 Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award. No term of an award will provide for automatic “reload” grants of additional awards upon the exercise of a stock option or SAR.

Transferability of Awards

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of Certain Transactions

In the event of certain covered transactions (including a consolidation, merger or similar transaction, a sale of all or substantially all of our assets or shares of our common stock, our dissolution or liquidation or such other corporate transaction as is determined by the Administrator), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):

∎	The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;

∎	The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or

∎

A cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed or that continue following the covered transaction.

Adjustment Provisions

In the event of certain corporate transactions, including a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the 2021 Plan and the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of, outstanding awards and any other provisions affected by such event.

Clawback

The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired under any award and any other amounts received in respect of any award or shares acquired under any award will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the 2021 Plan or any award or any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any company policy that relates to shares of our common stock or that provides for clawback, or as otherwise required by law or applicable stock exchange listing standards.

Amendments and Termination

The Administrator may at any time amend the 2021 Plan or any outstanding award and may at any time terminate the 2021 Plan as to future grants. However, except as expressly provided in the 2021 Plan or the applicable award, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in the 2021 Plan or at the time the award was granted). Any amendments to the 2021 Plan will be conditioned on shareholder approval to the extent required by applicable law or stock exchange requirements.

2021 Employee Stock Purchase Plan

In connection with this offering, our board of directors adopted the Rallybio Corporation 2021 Employee Stock Purchase Plan, or the ESPP. During any time in which the Administrator (as such term is defined below) determines that the ESPP is not able to satisfy the requirements of Section 423 of the Code, the ESPP will not be treated as an “employee stock purchase plan” under Section 423, but the Administrator will still be able to grant options to purchase shares of our common stock under the ESPP. Otherwise, the ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration

The ESPP will be administered by our compensation committee, which will have the discretionary authority to interpret the ESPP, determine eligibility under the ESPP, prescribe forms, rules and procedures relating to the ESPP and otherwise do all things necessary or desirable to carry out the purposes of the ESPP. Our board of directors may at any time act in the capacity of the administrator of the ESPP (including with respect to such matters that are not delegated to our compensation committee). Our compensation committee (or our board of directors) may delegate to one or more of its members (or one or more members of our board of directors) such of its duties, powers, and responsibilities as it may determine and to employees or other persons as it determines such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to our compensation committee, our board of directors or any authorized delegates, as applicable.

Shares Subject to the ESPP

Subject to adjustment as described below, the number of shares of our common stock available for purchase pursuant to the exercise of options under the ESPP is 291,324 shares. The share pool will automatically increase on January 1st of each year from 2022 to 2031 by the least of (i) one percent of the number of shares of our common stock outstanding as of such date, (ii) 582,648 shares of our common stock and (iii) the number of shares of our common stock determined by our board of directors on or prior to such date (up to a maximum of 6,117,804 shares in the aggregate). Shares will not be treated as delivered, and will not reduce the number of shares in the aggregate unless and until, and to the extent, they are actually delivered to a participant. If any option granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will remain available for purchase under the ESPP.

Eligibility

Participation in the ESPP will generally be limited to our employees and employees of our subsidiaries (i) who have been continuously employed by us or one of our subsidiaries, as applicable, for a period of at least 10 business days as of the first day of an applicable offering period, (ii) whose customary employment with us or one of our subsidiaries, as applicable, is for more than five months per calendar year, (iii) who customarily work 20 hours or more per week and (iv) who satisfy the requirements set forth in the ESPP. The Administrator may establish additional or other eligibility requirements, or change the requirements described in this paragraph, to the extent consistent with Section 423 of the Code. Any employee who owns (or is deemed under statutory attribution rules to own) shares possessing five percent or more of the total combined voting power or value of all classes of shares of us or our parent or subsidiaries, if any, will not be eligible to participate in the ESPP.

General Terms of Participation

The ESPP allows eligible employees to purchase shares of our common stock during specified offering periods. Unless otherwise determined by the Administrator, offering periods under the ESPP will be six months in duration and commence on the first business day of January and July of each year. During each offering period, eligible employees will be granted an option to purchase shares of our common stock on the last business day of the offering period. A participant may purchase a maximum of 5,000 shares with respect to any offering period (or such other number as the Administrator may prescribe). No participant will be granted an option under the ESPP that permits the participant’s right to purchase shares of our common stock under the ESPP and under all other employee stock purchase plans of us or our parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.

The purchase price of each share issued pursuant to the exercise of an option under the ESPP on an exercise date will be 85% (or such other percentage as specified by the Administrator) of the lesser of: (a) the closing price of a share of our common stock on the date the option is granted (or, if no closing price is reported for that date, the closing price on the immediately preceding day on which a closing price is reported), which will be the first day of the offering period, and (b) the closing price of a share of our common stock on the exercise date (or, if no closing price is reported for that date, the closing price on the immediately preceding day on which a closing price is reported), which will be the last business day of the offering period.

The Administrator may change the commencement and exercise dates of offering periods, the purchase price, the maximum number of shares that may be purchased with respect to any offering period, the duration of any offering periods and other terms of the ESPP, in each case, without shareholder approval, except as required by law.

Participants in the ESPP will pay for shares purchased under the ESPP through payroll deductions. Participants may elect to authorize payroll deductions between 1% and 15% of the participant’s eligible compensation each payroll period.

Transfer Restrictions

For participants who have purchased shares under the ESPP, the Administrator may impose restrictions prohibiting the transfer, sale, pledge or alienation of such shares, other than by will or by the laws of descent and distribution, for such period as may be determined by the Administrator.

Adjustments

In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure that constitutes an equity restructuring, the Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted under any outstanding options, the maximum number and type of shares purchasable under any outstanding option and/or the purchase price per share under any outstanding option.

Corporate Transactions

In the event of certain covered transactions (including a consolidation, merger or similar transaction, a sale of all or substantially all of our assets or shares of our common stock, our dissolution or liquidation or such other corporate transaction as is determined by the Administrator), the Administrator may provide that each outstanding option will be assumed, exchanged for a substitute option or cancelled with the balances of participants’ accounts returned, or that the option period will end before the date of the proposed covered transaction.

Amendments and Termination

The Administrator has discretion to amend the ESPP to any extent and in any manner it may deem advisable, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require shareholder approval. The Administrator may suspend or terminate the ESPP at any time.

2021 Cash Incentive Plan

In connection with this offering, our board of directors adopted the Rallybio Corporation 2021 Cash Incentive Plan, or the Cash Incentive Plan. Following its adoption, the Cash Incentive Plan will provide for the grant of cash-based incentive awards to our executive officers and key employees. The following summary describes the material terms of the Cash Incentive Plan. This summary is not a complete description of all provisions of the Cash Incentive Plan and is qualified in its entirety by reference to the Cash Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration

The Cash Incentive Plan will be administered by our compensation committee and its delegates, except that our board of directors may at any time administer the Cash Incentive Plan. As used in this summary, the term “Administrator” refers to our compensation committee, our board of directors or any authorized delegates, as applicable.

The Administrator will have the discretionary authority to interpret the Cash Incentive Plan and any awards, determine eligibility for and grant awards, adjust the performance criterion or criteria applicable to awards, determine, modify or waive the terms and conditions of any award, prescribe forms, rules and procedures relating to the Cash Incentive Plan and awards and otherwise do all things necessary or desirable to carry out the purposes of the Cash Incentive Plan or any award.

Eligibility and Participation

Executive officers and key employees of us and our subsidiaries will be eligible to participate in the Cash Incentive Plan and will be selected from time to time by the Administrator to participate in the Cash Incentive Plan.

Awards; Performance Criteria

Awards under the Cash Incentive Plan will be made based on, and subject to achieving, specified criteria established by the Administrator. For each award granted under the Cash Incentive Plan, the Administrator will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved and such other terms and conditions as the Administrator deems appropriate.

Payments Under an Award

A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with the Cash Incentive Plan and the terms of the award, except as otherwise determined by the Administrator in accordance with the Cash Incentive Plan. Following the end of a performance period, the Administrator will determine whether and to what extent the applicable performance criteria have been satisfied and will determine the amount payable under each award. The Administrator has the discretionary authority to increase or decrease the amount actually paid under any award.

Recovery of Compensation

Payments in respect of an award will be subject to forfeiture and disgorgement to us if the participant violates a non-competition, non-solicitation, confidentiality or other restrictive covenant or to the extent provided in any applicable company policy that provides for forfeiture or disgorgement, or as otherwise required by law or applicable stock exchange listing standards.

Amendment and Termination

The Administrator may amend the Cash Incentive Plan or any outstanding award for any purpose, and may at any time terminate the Cash Incentive Plan as to any future grant of awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 5, 2018, the date on which Rallybio, LLC was incorporated, to which we have been a party in which the amount involved exceeded the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Executive and Director Compensation.”

2018 Reorganization

In January 2018, Drs. Mackay and Uden and Mr. Fryer, collectively the Founders, formed Rallybio, LLC. Each Founder made an initial capital contribution of $300 and each received 3,000,000 common units of Rallybio, LLC.

In March 2018, the Founders formed Rallybio Holdings, LLC, or the LLC Entity, each contributing $1 in exchange for 1 common unit in the LLC Entity. Subsequently, as part of a reorganization in April 2018, the Founders contributed all of their common units in Rallybio, LLC to the LLC Entity in exchange for common units of the LLC Entity. As a result of their contribution, the Founders were each issued 1,899,999 common units in the LLC Entity, of which 374,999 common units were vested immediately, 1,125,000 common units vest in four equal yearly installments on the anniversary date of the reorganization, and 400,000 common units would begin vesting upon achieving a clinical development milestone. In September 2019, this clinical development milestone was achieved and 25% of these common units vested on the one year anniversary of the date such milestone was achieved, and the remaining 75% vests in equal monthly increments over the next thirty-36 months until fully vested.

Private Placements

Series A-1 Preferred Units

In April 2018, we entered into a Series A Preferred Share Purchase Agreement to sell up to 5,999,999 units of Series A-1 Redeemable Convertible Preferred Units, or Series A-1 Units, to investors at a purchase price of $1.00 per unit, and up to 26,956,516 units of Series A-2 Redeemable Convertible Preferred Units, or Series A-2 Units, upon the Company’s achievement of certain milestone events, to investors at a purchase price of $1.15 per unit.

In April 2018, we completed the sale of 5,549,999 shares of our Series A-1 Units to investors at a purchase price of $1.00 per unit for an aggregate purchase price of $5,549,999. In addition, we issued an aggregate of 450,000 Series A-1 Units to the Founders in exchange for their capital contributions of convertible debt totaling $450,000 owed to the Founders by Rallybio, LLC. The following table summarizes purchases of our Series A-1 Units by our directors, executive officers and holders of more than 5% of our equity and their respective affiliates.

NAME OF UNITHOLDER	ACQUISITION DATE	NUMBER OF SERIES A-1 CONVERTIBLE PREFERRED UNITS	AGGREGATE PURCHASE PRICE
5AM Ventures V, L.P. (1)	April 20, 2018	1,795,946	$1,795,946
Canaan XI L.P. (2)	April 20, 2018	1,795,946	$1,795,946
New Leaf Ventures III, L.P. (3)	April 20, 2018	1,795,946	$1,795,946
Jeffrey M. Fryer Revocable Trust dated April 18, 2011	April 20, 2018	150,000	$150,000
Martin W. Mackay, Ph.D.	April 20, 2018	150,000	$150,000
Stephen Uden, MD	April 20, 2018	150,000	$150,000

(1)	Dr. Parmar, a member of our board of directors, is a managing member of 5AM Partners V, LLC, the general partner of 5AM Ventures V, L.P. and, as a result, may be deemed to share voting and investment power with respect to the shares held by 5AM Ventures V, L.P. 5AM Ventures V, L.P. and its affiliates hold more than 5% of our voting stock prior to this offering.

(2)	Dr. Shannon, a member of our board of directors, is a manager of Canaan Partners XI LLC, the general partner of Canaan XI L.P. and, as a result, may be deemed to share voting and investment power with respect to the shares held by Canaan XI L.P. Canaan XI L.P. and its affiliates hold more than 5% of our voting stock prior to this offering.

(3)	Mr. Hunt, a member of our board of directors, is a managing director at New Leaf Venture Partners, L.L.C., an entity affiliated with New Leaf Ventures III, L.P. and, as a result, may be deemed to share voting and investment power with respect to the shares held by New Leaf Ventures III, L.P. New Leaf Ventures III, L.P. and its affiliates hold more than 5% of our voting stock prior to this offering.

Series A-2 Preferred Units

In April 2019, we completed the sale of 7,826,083 shares of our Series A-2 Units to investors and 521,740 Series A-2 Units to the Founders and employees at a purchase price of $1.15 per unit for an aggregate purchase price of $9,599,996. In July 2019, we completed the sale of 8,695,652 shares of our Series A-2 Units to investors at a purchase price of $1.15 per unit for an aggregate purchase price of $10,000,000. In October 2019, we completed the sale of 10,434,781 shares of our Series A-2 Units to investors at a purchase price of $1.15 per unit for an aggregate purchase price of $11,999,998. The following table summarizes purchases of our Series A-2 Units by our directors, executive officers and holders of more than 5% of our equity and their respective affiliates.

NAME OF UNITHOLDER	ACQUISITION DATE	NUMBER OF SERIES A-2 CONVERTIBLE PREFERRED UNITS	AGGREGATE PURCHASE PRICE
5AM Ventures V, L.P. (1)	April 5, 2019	2,538,190	$2,918,919
Canaan XI L.P. (2)	April 5, 2019	2,538,190	$2,918,919
New Leaf Ventures III, L.P. (3)	April 5, 2019	2,538,190	$2,918,919
Mainstar Trst, Cust. FBO Jeffrey M. Fryer R2180643	April 5, 2019	100,000	$115,000
Martin W. Mackay, Ph.D.	April 5, 2019	100,000	$115,000
Stephen Uden, M.D.	April 5, 2019	100,000	$115,000
Steven Ryder, M.D.	April 5, 2019	100,000	$115,000
5AM Ventures V, L.P. (1)	July 23, 2019	2,820,211	$3,243,243
Canaan XI L.P. (2)	July 23, 2019	2,820,211	$3,243,243
New Leaf Ventures III, L.P. (3)	July 23, 2019	2,820,211	$3,243,243
5AM Ventures V, L.P. (1)	October 8, 2019	3,384,253	$3,891,891
Canaan XI L.P. (2)	October 8, 2019	3,384,253	$3,891,891
New Leaf Ventures III, L.P. (3)	October 8, 2019	3,384,253	$3,891,891

(1)	Dr. Parmar, a member of our board of directors, is a managing member of 5AM Partners V, LLC, the general partner of 5AM Ventures V, L.P. and, as a result, may be deemed to share voting and investment power with respect to the shares held by 5AM Ventures V, L.P. 5AM Ventures V, L.P. and its affiliates hold more than 5% of our voting stock prior to this offering.

(2)	Dr. Shannon, a member of our board of directors, is a manager of Canaan Partners XI, LLC, the general partner of Canaan XI L.P. and, as a result, may be deemed to share voting and investment power with respect to the shares held by Canaan XI L.P. Canaan XI L.P. and its affiliates hold more than 5% of our voting stock prior to this offering.

(3)	Mr. Hunt, a member of our board of directors, is a managing director at New Leaf Venture Partners, L.L.C., an entity affiliated with New Leaf Ventures III, L.P. and, as a result, may be deemed to share voting and investment power with respect to the shares held by New Leaf Ventures III, L.P. New Leaf Ventures III, L.P. and its affiliates hold more than 5% of our voting stock prior to this offering.

Series B Preferred Units

In March 2020, or the Initial Closing, we entered into a Series B Preferred Share Purchase Agreement, or the Series B Agreement, to initially sell up to 92,269,898 Series B Preferred Units, or the Series B Units, at a purchase price of $1.4824 per unit. At the Initial Closing, we completed the sale of 61,457,763 shares of Series B Units to investors at a purchase price of $1.4824 per unit for an aggregate purchase price of $91,104,988. In addition, the Series B Agreement gave us an option to sell up to an additional 27,606,455 Series B Units within 60 days of the Initial Closing. In April 2020, or the Second Closing, we completed the sale of 1,416,621 shares of Series B Units to investors at a purchase price of $1.4824 per unit for an aggregate purchase price of $2,099,999.

In May 2020, or the Final Closing, we completed the sale of 37,402,537 shares of Series B Units to investors at a purchase price of $1.3903 per unit, or the Updated Purchase Price, for an aggregate purchase price of $51,999,999. To ensure the investors who participated in the Initial Closing and the Second Closing, or the Initial Purchasers, received the benefit of the Updated Purchase Price, the LLC Entity issued additional Series B Units, for no additional consideration, to the Initial Purchasers such that the number of Series B Units that each Initial Purchaser held as of the Final Closing was increased to the number of Series B Units that each Initial Purchaser would have received with the Updated Purchase Price in respect of the aggregate purchase price paid by each investor. The LLC Entity issued an aggregate of 4,072,180 additional Series B Units to the investors who participated in the Initial Closing, and an aggregate of 93,864 additional Series B Units to the investors who participated in the Second Closing. The following table summarizes purchases of units of our Series B Units by our directors, executive officers and holders of more than 5% of our equity and their respective affiliates.

NAME OF UNITHOLDER	ACQUISITION DATE(S) (1)	NUMBER OF SERIES B CONVERTIBLE PREFERRED UNITS (2)	AGGREGATE PURCHASE PRICE
Viking Global Opportunities Illiquid Investments Sub-Master LP	May 14, 2020	21,578,387	$30,000,000
The Rise Fund Rascal L.P. (3)	May 14, 2020	14,385,591	$19,999,999
Entities affiliated with 5AM Ventures (4)	March 27, 2020	12,227,750	$16,999,996
Pivotal bioVenture Partners Fund I L.P. (5)	March 27, 2020	10,789,193	$14,999,999
F-Prime Capital Partners Life Sciences Fund VI LP	March 27, 2020	10,789,193	$14,999,999
Entities affiliated with Tekla Capital Management LLC	March 27, 2020	10,789,190	$14,999,998
Canaan XI L.P. (6)	March 27, 2020	4,315,676	$5,999,998
New Leaf Ventures III, L.P. (7)	March 27, 2020	2,157,838	$2,999,999
Mainstar Trst, Cust. FBO Jeffrey M. Fryer R2180643	March 27, 2020	107,891	$149,999
Martin W. Mackay, Ph.D.	March 27, 2020	107,891	$149,999
Stephen Uden, M.D.	March 27, 2020	107,891	$149,999
Steven Ryder, M.D.	March 27, 2020	143,855	$199,999

(1)	Represents the date in which the unitholder first acquired Series B Units.

(2)	Reflects aggregate ownership of Series B Units, including all Series B Units acquired at the Final Closing, if applicable.

(3)	Dr. Iancovici, a member of our board of directors, is a Managing Director of TPG Growth, an affiliated entity of The Rise Fund Rascal L.P. Dr. Iancovici has no voting or investment power with respect to the shares held by The Rise Fund Rascal L.P. The Rise Fund Rascal L.P. holds more than 5% of our voting stock prior to this offering.

(4)	Dr. Parmar, a member of our board of directors, is a managing member of 5AM Partners V, LLC, the general partner of 5AM Ventures V, L.P. and, as a result, may be deemed to share voting and investment power with respect to the shares held by 5AM Ventures V, L.P. Dr. Parmar is also a managing partner of 5AM Opportunities I (GP), LLC, the general partner of 5AM Opportunities I, L.P. Entities affiliated with 5AM Ventures, including 5AM Ventures V, L.P. and 5AM Opportunities I, L.P., collectively hold more than 5% of our voting stock prior to this offering.

(5)	Dr. Hopfner, a member of our board of directors, is a managing partner at Pivotal bioVenture Partners, an affiliated entity of Pivotal bioVenture Partners Fund I L.P. and, as a result, may be deemed to share voting and investment power with respect to the shares held by Pivotal bioVenture Partners I L.P. Pivotal bioVenture Partners I L.P. and its affiliates hold more than 5% of our voting stock prior to this offering.

(6)	Dr. Shannon, a member of our board of directors, is a manager of Canaan Partners XI LLC, the general partner of Canaan XI L.P. and, as a result, may be deemed to share voting and investment power with respect to the shares held by Canaan XI L.P. Canaan XI L.P. and its affiliates hold more than 5% of our voting stock prior to this offering.

(7)	Mr. Hunt, a member of our board of directors, is a managing director at New Leaf Venture Partners, L.L.C., an entity affiliated with New Leaf Ventures III, L.P. and, as a result, may be deemed to share voting and investment power with respect to the shares held by New Leaf Ventures III, L.P. New Leaf Ventures III, L.P. and its affiliates hold more than 5% of our voting stock prior to this offering.

Director Affiliations

Some of our directors are affiliated with and, prior to the closing of this offering have served on our board of directors as representatives of entities which beneficially own or owned 5% or more of our voting securities, as indicated in the table below:

DIRECTOR	AFFILIATED EQUITYHOLDER
Kush Parmar, M.D., Ph.D.	5AM Ventures V, L.P. and 5AM Opportunities I, L.P.
Timothy M. Shannon, M.D.	Canaan XI L.P.
Lucian Iancovici, M.D.	The Rise Fund Rascal L.P.
Ronald Hunt	New Leaf Ventures III, L.P.
Rob Hopfner, R.Ph., Ph.D.	Pivotal bioVenture Partners Fund I L.P.

Operating Agreement

Pursuant to the terms of our Operating Agreement, we have granted certain unitholders certain information rights and the right to participate in future stock issuances, which rights terminate prior to the consummation of this offering, as well as certain registration rights. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Pursuant to the terms of our Operating Agreement, the following directors were elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Mses. Helen M. Boudreau and Paula Soteropoulos, Drs. Rob Hopfner, Lucian Iancovici, Martin W. Mackay, Kush Parmar, Timothy M. Shannon and Mr. Ronald Hunt.

The Operating Agreement will terminate prior to the consummation of this offering, and members previously elected to our board of managers pursuant to such agreement will serve as directors of the Corporation until they resign, are removed or their successors are duly elected by the holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Management—Composition of the Board of Directors.”

Director and Officer Indemnification and Insurance

We have agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and have purchased directors’ and officers’ liability insurance. We also maintain a general liability insurance policy which covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Related Person Transaction Policy

Our board of directors intends to adopt a written related person transaction policy, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the average of our total assets at year end for the last two completed fiscal years, in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked with considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at June 30, 2021, as adjusted to reflect the sale of common stock offered by us in this offering, for:

∎	each person who we know beneficially owns more than 5% of our common stock;

∎	each of our directors;

∎	each of our named executive officers; and

∎	all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.

The ownership of our common stock before this offering is based on 24,999,972 shares of our common stock outstanding as of June 30, 2021, after giving effect to the Reorganization, including the issuance by the Corporation of an aggregate of 24,999,972 shares of its common stock and the subsequent distribution of those shares to members of the LLC Entity in the Liquidation, prior to the completion of this offering, as if such distribution had occurred as of June 30, 2021, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The actual number of shares of common stock to be received by each holder of units of the LLC Entity is subject to change based on the initial public offering price. See “The Reorganization.” The ownership of our common stock after this offering is based on 30,749,972 shares of our common stock outstanding as of June 30, 2021, after giving effect to the transactions as described above and our issuance of shares of our common stock in this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of June 30, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 234 Church Street, Suite 1020, New Haven CT, 06510.

		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	BEFORE OFFERING	AFTER OFFERING
5% or greater stockholders
Entities affiliated with 5AM Ventures (1)	3,567,110	14.3%	11.6%
Viking Global Opportunities Illiquid Investments Sub-Master LP (2)	3,380,977	13.5%	11.0%
Canaan XI L.P. (3)	2,327,419	9.3%	7.6%
The Rise Fund Rascal, L.P. (4)	2,253,984	9.0%	7.3%
New Leaf Ventures III, L.P. (5)	1,989,322	8.0%	6.5%
F-Prime Capital Partners Life Sciences Fund VI LP (6)	1,690,488	6.8%	5.5%
Pivotal bioVenture Partners Fund I L.P. (7)	1,690,488	6.8%	5.5%
Tekla Capital Management LLC (8)	1,690,486	6.8%	5.5%
Directors and Named Executive Officers
Martin W. Mackay, Ph.D. (9)	714,685	2.9%	2.3%
Helen M. Boudreau	24,280	*	*
Rob Hopfner, R.Ph., Ph.D. (7)	1,690,488	6.8%	5.5%
Ronald M. Hunt (5)	1,989,322	8.0%	6.5%
Lucian Iancovici, M.D.	—	*	*
Kush M. Parmar, M.D., Ph.D. (1)	3,567,110	14.3%	11.6
Timothy M. Shannon, M.D.	—	*	*
Paula Soteropoulos	—	*	*
Jeffrey M. Fryer, CPA (10)	714,684	2.9%	2.3%
Stephen Uden, M.D.	714,686	2.9%	2.3%
All executive officers and directors as a group (11 persons)	9,610,145	38.4%	31.3%

*	Less than 1%

(1)	Consists of (i) 281,395 shares of common stock to be received in the Reorganization in respect of shares of Series A-1 preferred units held by 5AM Ventures V, L.P.; (ii) 1,369,829 shares of common stock to be received in the Reorganization in respect of shares of Series A-2 preferred units held by 5AM Ventures V, L.P.; (iii) 1,126,992 shares of common stock to be received in the Reorganization in respect of shares of Series B preferred units held by 5AM Ventures V, L.P and (iv) 788,894 shares of common stock to be received in the Reorganization in respect of shares of Series B preferred units held by 5AM Opportunities I, L.P. 5AM Partners V, LLC is the general partner of 5AM Ventures V, L.P. and may be deemed to have sole investment and voting power over the shares held by 5AM Ventures V, L.P. Dr. Kush Parmar is a managing member of 5AM Partners V, LLC, and may be deemed to share voting and dispositive power over the shares held by 5AM Ventures V, L.P. 5AM Opportunities I (GP), LLC is the general partner of 5AM Opportunities I, L.P. and may be deemed to have sole investment and voting power over the shares held by 5AM Opportunities I, L.P. Dr. Parmar is a managing member of 5AM Opportunities I (GP), LLC, and may be deemed to share voting and dispositive power over the shares held by 5AM Opportunities I, L.P. Dr. Parmar is also a member of our board of directors. The address of the above persons and entities is 501 2nd Street, Suite 350, San Francisco, California 94107.

(2)	Consists of 3,380,977 shares of common stock to be received in the Reorganization in respect of shares of Series B preferred units held by Viking Global Opportunities Illiquid Investments Sub-Master LP, or the Opportunities Fund. The Opportunities Fund has the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Viking Global Opportunities Portfolio GP LLC, or the Opportunities GP, and by Viking Global Investors LP, which provides managerial services to the Opportunities Fund. O. Andreas Halvorsen, David C. Ott and Rose Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and Viking Global Opportunities GP LLC, the sole member of Opportunities GP, have shared authority to direct the voting and disposition of investments beneficially owned by VGI and Opportunities GP. The address of the above entities is c/o Viking Global Opportunities Illiquid Investments Sub-Master LP, 280 Park Avenue, New York, New York 10017.

(3)	Consists of (i) 281,395 shares of common stock to be received in the Reorganization in respect of shares of Series A-1 preferred units held by Canaan XI L.P.; (ii) 1,369,829 shares of common stock to be received in the Reorganization in respect of shares of Series A-2 preferred units held by Canaan XI L.P.; and (iii) 676,195 shares of common stock to be received in the Reorganization in respect of shares of Series B preferred units held by Canaan XI L.P. Canaan Partners XI LLC is the general partner of Canaan XI, L.P. and may be deemed to have sole investment and voting power over the shares held by Canaan XI, L.P. Investment, voting and dispositive decisions with respect to the shares held by Canaan XI L.P. are made by the managers of Canaan XI LLC, collectively. Dr. Shannon, a member of our board of directors, is a manager of Canaan Partners XI LLC. The address of the above person and entity is 2765 Sand Hill Road, Menlo Park, California 94025.

(4)	Consists of 2,253,984 shares of common stock to be received in the Reorganization in respect of shares of Series B preferred units held by The Rise Fund Rascal, L.P., a Delaware limited partnership. The general partner of The Rise Fund Rascal, L.P. is The Rise Fund SPV GP, LLC, a Delaware limited liability company, whose managing member is The Rise Fund GenPar, L.P., a Delaware limited partnership, whose general partner is The Rise Fund GenPar Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings IA, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are the sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to beneficially own the securities held by The Rise Fund Rascal, L.P. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by The Rise Fund Rascal, L.P. except to the extent of their pecuniary interest therein. Dr. Lucian Iancovici, a member of our board of directors, is a Managing Director of TPG Growth, an affiliated entity of The Rise Fund Rascal, L.P. Dr. Iancovici has no voting or dispositive power over the shares held by The Rise Fund Rascal, L.P. The address of each of The Rise Fund Rascal, L.P., Messrs. Bonderman and Coulter and Dr. Iancovici is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(5)	Consists of (i) 281,395 shares of common stock to be received in the Reorganization in respect of shares of Series A-1 preferred units held by New Leaf Ventures III, L.P.; (ii) 1,369,829 shares of common stock to be received in the Reorganization in respect of shares of Series A-2 preferred units held by New Leaf Associates III, L.P.; and (iii) 338,098 shares of common stock to be received in the Reorganization in respect of shares of Series B preferred units held by New Leaf Ventures III, L.P. New Leaf Venture Management III, L.L.C. is the general partner of New Leaf Associates III, L.P., which in turn is the General Partner of New Leaf Ventures III, L.P., and may be deemed to have sole investment and voting power over the shares held by New Leaf Ventures III, L.P. Ronald Hunt is a managing director at New Leaf Venture Partners, L.L.C. and may be deemed to share voting and dispositive power over the shares held by New Leaf Ventures III, L.P. Mr. Hunt is also a member of our board of directors. The address of the above person and entity is 420 Lexington Avenue, Suite 408, New York, New York 10170.

(6)	Consists of 1,690,488 shares of common stock to be received in the Reorganization in respect of shares of Series B preferred units held by F-Prime Capital Partners Life Sciences Fund VI LP. F-Prime Capital Partners Life Sciences Advisors Fund VI LP, or F-Prime Advisors, is the general partner of F-Prime Capital Partners Life Sciences Fund VI LP. F-Prime Advisors is solely managed by Impresa Management LLC, the managing member of its general partner and its investment manager. Impresa Management LLC is owned, directly or indirectly, by various shareholders and employees of FMR LLC. Each of the entities listed above expressly disclaims beneficial ownership of the securities listed above except of any pecuniary interest therein, if any. The address of the above entities is 245 Summer Street, Boston, Massachusetts 02210.

(7)	Consists of 1,690,488 shares of common stock to be received in the Reorganization in respect of shares of Series B preferred units held by Pivotal bioVenture Partners Fund I, L.P. Pivotal bioVenture Partners Fund I G.P., L.P. is the general partner of Pivotal bioVenture Partners Fund I, L.P. and may be deemed to have sole investment and voting power over the shares held by Pivotal bioVenture Partners Fund I, L.P. Dr. Rob Hopfner is a managing partner at Pivotal bioVenture Partners and may be deemed to share voting and dispositive power over the shares held by Pivotal bioVenture Partners Fund I, L.P. Dr. Hopfner is also a member of our board of directors. The principal business address of Pivotal bioVenture Partners Fund I, L.P. is 501 Second Street, Suite 200, San Francisco, CA 94107.

(8)	Consists of (i) 777,624 shares of common stock to be received in the Reorganization in respect of shares of Series B preferred units held by Tekla Healthcare Investors, (ii) 563,495 shares of common stock to be received in the Reorganization in respect of shares of Series B preferred units held by Tekla Healthcare Opportunities Fund and (iii) 349,367 shares of common stock to be received in the Reorganization in respect of shares of Series B preferred units held by Tekla Life Sciences Investors. Tekla Capital Management LLC, or TCM, is an investment adviser to Tekla Healthcare Investors (NYSE: HQH), Tekla Healthcare Opportunities Fund (NYSE: THQ) and Tekla Life Sciences Investors (NYSE: HQL), collectively referred to as the Tekla Funds. Daniel R. Omstead, Ph.D., serves as President and Chief Executive Officer of the Tekla Funds. Each of TCM and Daniel R. Omstead, through his control of TCM, has sole power to dispose of the shares beneficially owned by the Tekla Funds. Neither TCM nor Daniel R. Omstead has the sole power to vote or direct the vote of the shares beneficially owned by the Tekla Funds, which power resides in the Board of Trustees for each Tekla Fund. TCM carries the voting of shares under written guidelines established by the Board of Trustees. The address for the Tekla Funds is 100 Federal Street, 19th Floor, Boston, Massachusetts 02110.

(9)	Consists of (i) 277,617 shares held directly by Dr. Mackay and (ii) 437,068 shares held directly by a limited liability company, of which Dr. Mackay is the managing member. Dr. Mackay has voting and dispositive power over such shares, and is deemed to be the beneficial owner of such shares.

(10)	Consists of (i) 32,573 shares held by Mr. Fryer in a Roth IRA (the “Fryer IRA”), (ii) 277,617 held in a revocable trust for which Mr. Fryer is the grantor (the “Fryer Grantor Trust”) and (iii) an aggregate of 404,494 shares held in two irrevocable trusts for the benefit of Mr. Fryer’s children (the “Fryer Family Trusts”). Mr. Fryer shares voting and dispositive power over the shares held in the Fryer IRA and Fryer Grantor Trust. Mr. Fryer disclaims beneficial ownership of the shares held in the Fryer Family Trusts.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect prior to the consummation of this offering are summaries and are qualified in their entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect prior to the consummation of this offering. Copies of these documents are filed as exhibits to the registration statement of which this prospectus is a part. The description of our common stock reflects the completion of the Reorganization, which will occur immediately prior to the completion of this offering. See “The Reorganization” for more information concerning the Reorganization.

General

Following the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, with a par value of $0.0001 per share, and 50,000,000 shares of preferred stock, with a par value of $0.0001 per share, all of which preferred stock will be undesignated.

As of June 30, 2021, giving effect to the Reorganization as if it had occurred on such date, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and prior to the closing of this offering, there were 24,999,972 shares of common stock outstanding, held by 51 stockholders of record, and no shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive an amount of our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation that will be in effect prior to the consummation of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Investor Rights Agreement

The LLC Entity is party to an Amended and Restated Investor Rights Agreement with the investors party to our Operating Agreement, or the Investor Rights Agreement. Pursuant to the terms of this agreement, we granted these stockholders certain information rights and the right to participate in future stock issuances, which rights terminate prior to the consummation of this offering, as well as certain registration rights. Immediately prior to the completion of this offering, we will enter into a registration rights agreement, described below, with the shareholders of Rallybio Corporation, or the Corporation.

Registration Rights

Following the Reorganization and prior to the completion of this offering, we will enter into a Registration Rights Agreement with the shareholders of the Corporation, or the Registration Rights Agreement. The Registration Rights Agreement will grant the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) the shares of our common stock held by our shareholders following the Reorganization and prior to the consummation of this offering and (ii) any common stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i) above. The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Registration Rights Agreement, we will pay all expenses relating to such registrations, including the fees of one counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Registration Rights Agreement will also include customary indemnification and procedural terms.

Holders of 23,061,474 shares of our common stock (after giving effect to the Reorganization, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus) will be entitled to such registration rights pursuant to the Registration Rights Agreement. These registration rights will expire on the earlier of (i) such time after this offering as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration and (ii) the third anniversary of the consummation of this offering.

Demand Registration Rights

At any time beginning 180 days after the effectiveness of the registration statement of which this prospectus forms a part, the holders of at least 30% of the registrable securities then outstanding may request that we file a registration statement on Form S-1 with respect to at least 20% of the registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceed $20 million.

Once we are eligible to use a registration statement on Form S-3, the holders of not less than 25% of the registrable shares then outstanding may request that we file a registration statement on Form S-3 with respect to such holders’ registrable securities then outstanding, if the aggregate offering price of the registrable securities requested to be registered would exceed $3 million.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the Investor Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Anti-takeover Effects of Our Amended and Restated Certificate of Incorporation and Our Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect prior to the consummation of this offering, will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors, but which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified board. Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, we expect that our board of directors will have eight members.

Action by written consent; special meetings of stockholders. Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and the bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors. Except as described above, stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

Removal of directors. Our amended and restated certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board of directors.

Advance notice procedures. Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Supermajority approval requirements. The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our amended and restated certificate of incorporation and bylaws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum. Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the state or federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws or (5) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware and certain federal securities law, these provisions may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Risks Related to This Offering and Our Common Stock—Our amended and restated certificate of incorporation will designate the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Section 203 of the DGCL

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

We have applied for listing of our common stock on the Nasdaq Global Market under the symbol “RLYB”.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to This Offering and Our Common Stock—A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.” Furthermore, although we have applied for listing of our common stock on the Nasdaq Global Market, we cannot assure you that there will be an active public trading market for our common stock.

Upon the closing of this offering, based on 24,999,972 shares of our common stock outstanding as of June 30, 2021, giving effect to the Reorganization as if it had occurred on such date, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we will have an aggregate of 30,749,972 shares of our common stock outstanding (or 31,612,472 shares of our common stock if the underwriters exercise in full their option to purchase additional shares). Of these shares of our common stock, all of the 5,750,000 shares sold in this offering (or 6,612,500 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, all of the shares of common stock outstanding immediately prior to this offering and all of the shares of our common stock offered hereby will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Lock-Up Agreements

We and each of our directors and executive officers and holders of all of our outstanding shares of common stock prior to this offering have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Jefferies LLC and Cowen and Company, LLC.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

After the date of the initial public filing of the prospectus, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell (subject to the lock-up agreement referred to above, if applicable) in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

∎

1% of the total number of shares then outstanding of our common stock, which will equal approximately 307,500 shares (or 316,125 shares if the underwriters exercise their option to purchase additional shares in full) of our common stock immediately after this offering; or

∎	the average weekly trading volume in shares of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the Nasdaq Global Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us (as well as the lock-up agreement referred to above, if applicable). If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and shares of our common stock issued or issuable under our incentive plans. We expect to file the registration statement covering shares offered pursuant to our incentive plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration rights

Immediately prior to the completion of this offering, the holders of 23,061,474 shares of our common stock or their transferees (after giving effect to the Reorganization, assuming an initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus) will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case, in effect as of the date hereof.

These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

∎	U.S. expatriates and former citizens or long-term residents of the United States;

∎	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

∎	banks, insurance companies and other financial institutions;

∎	brokers, dealers or traders in securities;

∎	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

∎	partnerships or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);

∎	tax-exempt organizations or governmental organizations;

∎	persons deemed to sell our common stock under the constructive sale provisions of the Code;

∎	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

∎	tax-qualified retirement plans;

∎	persons who hold common stock that constitutes “qualified small business stock” under Section 1202 of the Code, or “Section 1244 stock” under Section 1244 of the Code;

∎	persons who acquired our common stock in a transaction subject to the gain rollover provisions of the Code (including Section 1045 of the Code);

∎	persons that acquired our common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

∎	persons who have elected to mark securities to market;

∎	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

∎	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

∎	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

This discussion does not address the tax treatment of entities or arrangements treated as partnerships or other pass-through entities or arrangements, or persons who hold our common stock through partnerships or other pass-through entities or arrangements, for U.S. federal income tax purposes. If an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner, member, or other beneficial owner of such partnership or other pass-through entity will depend on the status of such partner, member, or other beneficial owner, the activities of the partnership or other pass-through entity, and certain determinations made at the level of the partner, member, or other beneficial owner, as applicable. Accordingly, partnerships or other pass-through entities holding our common stock and the partners, members and other beneficial owners thereof should consult their tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

∎	an individual who is a citizen or resident of the United States;

∎

a corporation or any other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

∎	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

∎

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying any distributions to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, FATCA, and backup withholding, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal tax withholding at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. This certification must be provided to us or the applicable withholding agent before the payment of dividends and must be updated periodically. If the Non-U.S. Holder holds our common stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

∎

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

∎	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

∎

our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes, at any time during the five-year period preceding such disposition (or the Non-U.S. Holder’s holding period, if shorter).

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

A non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Generally, a corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we are not currently a USRPHC or will not become a USRPHC in the future.

Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the Non U.S. Holder either certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI or otherwise establishes an exemption. We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions, regardless of whether any distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the Non U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting. Non-U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections together with any related Treasury Regulations, other Treasury Department and IRS guidance issued thereunder, and intergovernmental agreements, legislation, rules and other official guidance adopted pursuant to such intergovernmental agreements, commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless such institution furnishes proper documentation (typically on IRS Form W-8BEN-E) indicating that (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers and withholding agents generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

If withholding under FATCA is required on any payment related to our common stock, investors not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment may be entitled to seek a refund or credit from the IRS. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus, among us and Jefferies LLC, Cowen and Company, LLC and Evercore Group L.L.C., as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Cowen and Company, LLC
Evercore Group L.L.C.

Total	5,750,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $            per share of common stock. After the offering, the initial public offering price and concession to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $3.1 million. We have also agreed to pay the filing fees incident to, and the fees and disbursements of counsel for the underwriters in connection with, the clearance of this offering by the Financial Industry Regulatory Authority, Inc. in an amount up to $30,000.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We have applied for listing of our common stock on the Nasdaq Global Market under the symbol “RLYB”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 862,500 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all, or substantially all, our outstanding capital stock, have agreed, subject to specified exceptions, not to directly or indirectly:

∎	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act,

∎

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Cowen and Company, LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC and Cowen and Company, LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail, or on the web sites or through online services, maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in EEA

In relation to each member state of the European Economic Area which has implemented the Prospectus Regulation, or each, a Relevant Member State, no offer of shares of our common stock which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State, except that with effect from and including the Relevant Implementation Date, an offer of such shares of our common stock may be made to the public in that Relevant Member State:

∎	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

∎

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the representatives of the underwriters; or

∎	in any other circumstances falling within Article 3(2) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 16 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Regulation in that Relevant Member State, and the expression “Prospectus Regulation” means Prospectus Regulation (EU) 2017/1129 (and amendments thereto, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to our shares of common stock which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

∎	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

∎

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

∎

in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the shares shall require the Company or the underwriters to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in Bermuda

Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia, you confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with us under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares of our common stock issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares of our common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Hong Kong

No shares of our common stock have been offered or sold, and no shares of our common stock may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and

Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) or the Securities and Futures Ordinance (Cap. 571) of Hong Kong. No document, invitation or advertisement relating to the shares of our common stock has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of our common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of our common stock will be required, and is deemed by the acquisition of the shares of our common stock, to confirm that he is aware of the restriction on offers of the shares of our common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of our common stock in circumstances that contravene any such restrictions.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of our common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to Prospective Investors in Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any shares of our common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from S-30 the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase, of the shares of our common stock may not be issued, circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

∎	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is or will be given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus, nor any other offering or marketing material, relating to the shares of our common stock, or the offering, may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus, nor any other offering or marketing material relating to the offering, us or the shares of our common stock, have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

Notice to Prospective Investors in Canada

(A) Resale Restrictions

The distribution of shares of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these shares of our common stock are made. Any resale of the shares of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of our common stock.

(B) Representations of Canadian Purchasers

By purchasing shares of our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the shares of our common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest

Canadian purchasers are hereby notified that each of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D) Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E) Enforcement of Legal Rights

All of our directors and officers as well, as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F) Taxation and Eligibility for Investment

Canadian purchasers of shares of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of our common stock in their particular circumstances and about the eligibility of the shares of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Ropes & Gray, LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York.

EXPERTS

The financial statements of Rallybio Holdings, LLC as of December 31, 2020 and 2019 and each of the two years then ended included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be accessed at the SEC’s website referenced above. We also intend to make this information available on the investor relations section of our website, which is located at www.rallybio.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members and the Board of Managers of Rallybio Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rallybio Holdings, LLC and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred units and members’ deficit, and cash flows, for each of the years then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Hartford, Connecticut

April 27, 2021

We have served as the Company’s auditor since 2018.

RALLYBIO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

	AS OF DECEMBER 31,
(in thousands, except share and per share amounts)	2020	2019
Assets
Current assets:
Cash and cash equivalents	$140,233	$19,458
Prepaid expenses and other assets	1,028	1,462

Total current assets	141,261	20,920
Property and equipment, net	287	199
Investment in joint venture	310	488

Total assets	$141,858	$21,607

Liabilities and members’ deficit
Current liabilities:
Accounts payable	$1,579	$857
Accrued expenses	4,264	2,949

Total current liabilities	5,843	3,806
Accrued expenses long-term	12	941

Total liabilities	5,855	4,747

Commitments and contingencies (Note 10)
Redeemable convertible preferred units:
Series A preferred units, no par value, 33,478,255 units authorized, issued and outstanding as of December 31, 2020 and 2019; liquidation preference of $37,600 as of December 31, 2020 and 2019	37,141	37,141
Series B preferred units, no par value, 104,442,965 units authorized, issued and outstanding as of December 31, 2020; liquidation preference of $145,204 as of December 31, 2020	144,886	—

Members’ deficit:
Common units, no par value, 5,700,000 authorized, issued and outstanding as of December 31, 2020 and 2019	452	230
Incentive units, 17,772,360 and 6,033,957 authorized, 6,865,704 and 1,633,000 issued and outstanding as of December 31, 2020 and 2019, respectively	538	56
Accumulated deficit	(47,014)	(20,567)
Total members’ deficit	(46,024)	(20,281)

Total liabilities, redeemable convertible preferred units, and members’ deficit	$141,858	$21,607

See accompanying notes of the consolidated financial statements

RALLYBIO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

	YEAR ENDED DECEMBER 31,
(in thousands, except share and per share amounts)	2020	2019
Operating Expenses:
Research and development	$17,630	$11,366
General and administrative	7,673	6,276

Total operating expenses	25,303	17,642

Loss from operations	(25,303)	(17,642)
Other income (expenses):
Interest income	171	197
Interest expense	(49)	(39)
Other income and expense	241	167
Change in fair value of Series A-2 financing right obligation	—	(143)

Total other income, net	363	182

Loss before income taxes	(24,940)	(17,460)
Income tax benefit	(15)	—
Loss on investment in joint venture	1,522	103

Net loss and comprehensive loss	$(26,447)	$(17,563)

Net loss attributable to common units	$(26,447)	$(17,563)

Net loss per common unit, basic and diluted	$(9.95)	$(10.24)

Weighted average common units outstanding, basic and diluted	2,659,187	1,715,164

See accompanying notes of the consolidated financial statements

RALLYBIO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Convertible Preferred Units and Members’ Deficit

	SERIES A REDEEMABLE CONVERTIBLE PREFERRED UNITS		SERIES B REDEEMABLE CONVERTIBLE PREFERRED UNITS		COMMON UNITS		INCENTIVE UNITS		ACCUMULATED
(in thousands, except share amounts)	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	DEFICIT	TOTAL MEMBERS’ DEFICIT
Balance, December 31, 2018	5,999,999	$3,066	—	$—	5,700,000	$90	210,000	$2	$(3,004)	$(2,912)
Issuance of Series A-2 Redeemable Convertible Preferred Units, net of issuance costs of $33	27,478,256	34,075	—	—	—	—	—	—	—	—
Incentive unit-based compensation	—	—	—	—	—	—	1,423,000	54	—	54
Common unit-based compensation	—	—	—	—	—	140	—	—	—	140
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(17,563)	(17,563)

Balance, December 31, 2019	33,478,255	$37,141	—	$—	5,700,000	$230	1,633,000	$56	$(20,567)	$(20,281)

Issuance of Series B Redeemable Convertible Preferred Units, net of issuance costs of $319	—	—	104,442,965	144,886	—	—	—	—	—	—
Incentive unit-based compensation	—	—	—	—	—	—	5,232,704	482	—	482
Common unit-based compensation	—	—	—	—	—	222	—	—	—	222
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(26,447)	(26,447)

Balance, December 31, 2020	33,478,255	$37,141	104,442,965	$144,886	5,700,000	$452	6,865,704	$538	$(47,014)	$(46,024)

See accompanying notes of the consolidated financial statements

RALLYBIO HOLDINGS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	YEAR ENDED DECEMBER 31,
(in thousands, except share amounts)	2020	2019
Cash Flows from Operating Activities
Net loss	$(26,447)	$(17,563)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	62	26
Equity based compensation	704	194
Change in fair value of Series A-2 financing right obligation	—	143
Other	—	1
Loss on investment in joint venture	1,522	103
Changes in operating assets and liabilities:
Prepaid expenses and other assets	434	(1,381)
Accounts payable	723	728
Accrued expenses	963	2,723

Net cash used in operating activities	(22,039)	(15,026)

Cash Flows used in Investing Activities:
Purchase of property and equipment	(137)	(188)
Investment in joint venture	(1,935)	—

Net cash used in investing activities	(2,072)	(188)

Cash Flows from Financing Activities:
Issuance of Series A preferred units	—	31,600
Issuance of Series B preferred units	145,205	—
Preferred unit issuance costs	(319)	(33)

Net cash provided by financing activities	144,886	31,567
Net increase in cash and cash equivalents	120,775	16,353
Cash and cash equivalents—beginning of year	19,458	3,105

Cash and cash equivalents—end of year	$140,233	$19,458

Supplemental Schedule of Noncash Investing and Financing Activities:
(Decrease) in Series A-2 financing right obligation	$—	$(2,509)
Unfunded investment in joint venture	$—	$590
Accrued expenses for purchases of property and equipment	$14	$—

See accompanying notes of the consolidated financial statements

RALLYBIO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. BUSINESS

Rallybio Holdings, LLC holds 100% of the outstanding membership units in five wholly-owned subsidiaries—Rallybio, LLC, Rallybio IPA, LLC, Rallybio IPB, LLC, Rallybio, IPD, LLC, and IPC Research, LLC (collectively, the “Company”). Rallybio Holdings, LLC was incorporated in Delaware on March 22, 2018. The Company is a clinical-stage biotechnology company built around a team of seasoned industry experts with a shared purpose and a track record of success in discovering, developing, manufacturing, and delivering therapies to meaningfully improve the lives of patients suffering from severe and rare diseases.

The Company has raised $37.6 million in Series A-1 and A-2 financing and $145.2 million in Series B financing. Refer to Note 6 “Redeemable Convertible Preferred Units”.

In March 2020, the World Health Organization characterized the novel coronavirus as a global pandemic. Although there is significant uncertainty as to the likely effects this disease may have in the future, to date there has not yet been a significant impact to the Company’s operations or financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. While management believes that estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. The most significant estimates are those used in the determination of the fair value of its common units and incentive units awarded to employees, for purposes of recording equity-based incentive compensation, as well as contracted research and development accruals.

Liquidity and Ability to Continue as a Going Concern—The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Management has evaluated whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Since its inception, the Company has incurred net losses and negative cash flows from operations.

During the years ended December 31, 2020 and December 31, 2019, the Company incurred a net loss of $26.4 million and $17.6 million, respectively, and used $22.0 million and $15.0 million in cash for operations, respectively. In addition, as of December 31, 2020, the Company had an accumulated deficit of $47.0 million. The Company expects to continue to generate operating losses and negative cash flows in the foreseeable future.

The Company currently expects that the cash and cash equivalents on hand of $140.2 million as of December 31, 2020, will be sufficient to fund its operating expenses and capital requirements for more than 12 months from the date the consolidated financial statements are issued. Additional funding will be needed to finance future clinical, pre-clinical, manufacturing, and commercial activities. To date, the Company has principally financed its operations through private placements of redeemable convertible preferred units. In the event the Company does not complete an IPO, the Company will seek additional funding through private equity and debt financings and other arrangements. There is no assurance the Company will be successful in obtaining such additional financing on terms acceptable to it, if at all, and it may not be able to enter into other arrangements. If the Company is unable to obtain funding, it could be forced to delay, reduce or eliminate our research and development programs, portfolio expansion or commercialization efforts, which could adversely affect its business prospects and ability to continue operations.

The Company is subject to risks common to companies in the biopharmaceutical industry. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for its intellectual property will be maintained, that any products developed will obtain required regulatory approval, or that any approved products will be commercially viable. Even if the development efforts are successful, it is uncertain when, if ever, the Company will generate significant product sales and ultimately net income.

Variable Interest Entity—The Company evaluates its ownership, contractual, and other interests in entities to determine if it has any variable interest in a variable interest entity (“VIE”). These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available historical information, among other factors. If the Company determines that an entity in which it holds a contractual, or ownership, interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change. Changes in consolidation status are applied prospectively. The Company evaluated its investment in REV-I (defined in Note 9) and concluded that it represented a VIE and was not deemed the primary beneficiary. If the Company is not deemed to be the primary beneficiary in a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with the applicable GAAP (See Note 9).

Equity Method Investments—The Company accounts for investments for which it does not have a controlling interest in accordance with ASC 323, Investments – Equity Method and Joint Ventures. The Company recognizes its pro-rata share of income and losses in “loss on investment in joint venture” on the consolidated statements of operations and comprehensive loss, with a corresponding change to the investment in joint venture on the consolidated balance sheets.

Financial Instruments—The Company’s principal financial instruments are comprised of cash and cash equivalents, accounts payable, and accrued liabilities. The carrying value of all financial instruments approximates fair value. During 2019, the Company also recorded, at fair value, a free-standing financial instrument related to the obligation to issue future Series A-2 units at pre-determined prices upon the achievement of specific milestone events. As of December 31, 2019, all Series A-2 units were sold and therefore there is no longer a financing obligation outstanding.

Concentrations of credit risk—Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. Periodically, the Company may maintain deposits in financial institutions in excess of government insured limits. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at financial institutions that management believes to be of high credit quality, and the Company has not experienced any losses on these deposits.

Cash and Cash Equivalents—The Company classifies amounts on deposit in banks and cash invested temporarily in various instruments, primarily money market funds, with original maturities of three months or less at time of purchase as cash and cash equivalents.

Property and Equipment—Property and equipment are recorded at cost and consists of computer and other equipment, furniture and fixtures, leasehold improvements, and capitalized software. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to six years. Maintenance and repairs which do not extend the lives of the assets are charged directly to expense as incurred. Upon retirement or disposal, cost and related accumulated depreciation are removed from the related accounts, and any resulting gain or loss is recognized as a component of income or loss in the consolidated statements of operations and comprehensive loss.

Impairment of Long-Lived Assets—When indications of potential impairments are present, the Company evaluates the carrying value of long-lived assets. The Company adjusts the carrying value of the long-lived assets if the sum of undiscounted expected future cash flows is less than carrying value. No such impairments were recorded during the years ended December 31, 2020 or 2019.

Income Taxes—Rallybio Holdings, LLC is taxed under the provisions of Subchapter K— Partners and Partnerships of the Internal Revenue Code. Under those provisions, Rallybio Holdings, LLC does not pay federal or state corporate income taxes on its taxable income. Instead, the members include net income or loss for Rallybio Holdings, LLC on their individual tax returns.

Rallybio, LLC, Rallybio IPA, LLC, Rallybio IPB, LLC, IPC Research, LLC, and Rallybio IPD, LLC have elected, for United States federal and state income tax purposes, to be each treated as and taxed as corporations. These entities are not eligible to file a consolidated federal income tax return and will file separately as stand-alone taxpayers. Accordingly, each entity, on a standalone basis, uses the asset and liability method of accounting for income taxes, as set forth in Accounting Standards Codification (ASC) 740, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry forwards, all calculated using presently enacted tax rates. The Company evaluates whether deferred tax assets are more likely than not of being realized in determining whether a valuation allowance is necessary. As of December 31, 2020 and 2019, the Company determined that it is not more likely than not that deferred taxes will be realized and as a result recorded a valuation allowance against its deferred tax assets.

Research and Development Expenses—Research and development expenses are comprised of costs incurred in performing research and development activities including personnel salaries, benefits, and equity-based compensation; external research and development expenses incurred under arrangements with third parties, such as contract research organization agreements, investigational sites, and consultants; the cost of developing and manufacturing clinical study materials, program regulatory costs, expenses associated with obligations under asset acquisitions, license agreements and other direct and indirect costs. Costs incurred in connection with research and development activities are expensed as incurred. Costs are considered incurred based on an evaluation of the progress to completion of each contract using information and data provided by the respective vendors, including the Company’s clinical sites. Depending upon the timing of invoicing by the service providers, the Company recognizes prepaid expenses or accrued expenses related to these costs. These prepaid expenses or accrued expenses are based on management’s estimates of the work performed under service agreements, milestones achieved, and experience with similar contracts. The Company monitors each of these factors and adjusts estimates accordingly.

Preferred Units—The Company records all preferred units at their respective fair values less issuance costs on the dates of issuance. The preferred units are recorded outside of members’ deficit because, in the event of certain deemed liquidation events, which are events that are not considered solely within the Company’s control, such as a merger, acquisition or sale of all or substantially all of the Company’s assets, the preferred units will become redeemable. The preferred units could also become redeemable due to certain change of control clauses that are outside of the Company’s control. In the event of a change of control of the Company, proceeds received from the event will be distributed to the preferred units in accordance with the liquidation preferences set forth in the Company’s Operating Agreement.

Deferred Offering Costs—The Company capitalizes certain legal, professional accounting and other third-party fees that are specific incremental costs directly attributable to an in-process equity financings as deferred offering costs until such equity financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the common or preferred units generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. Preferred unit issuance costs are presented as a direct reduction of the carrying amount of the Series B preferred units and totaled $319,265 for the year ended December 31, 2020. Preferred unit issuance costs are presented as a direct reduction of the carrying amount Series A preferred units and totaled $33,443 for the year ended December 31, 2019.

Equity-Based Compensation—The Company accounts for equity-based compensation in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”). Generally, equity-based compensation is measured at the grant date for all equity-based awards made to employees based on the fair value of the awards and is recognized over the requisite service period, which is generally the vesting period. Equity-based compensation for awards with performance conditions are recognized over the service period when achievement of the performance condition is probable. The Company has elected to recognize the actual forfeitures by reducing the equity-based compensation in the same period as the forfeitures occur. The Company classifies equity-based compensation in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified.

The Company has issued incentive units and restricted common units to employees. Incentive units granted to employees generally vest over a four-year period. The incentive units are common units issued in the form of profits interests, providing the employee with compensation equal to the increase in the value of the unit over a participation threshold of the unit, as determined at the time of grant. The incentive units have defined rights within the Company’s Operating Agreement. The holder, therefore, has the right to participate in distributions of profits only in excess of such participation threshold. The participation threshold is based on the valuation of a single common unit on or around the grant date.

The fair value of the Company’s restricted common units and incentive units is determined using an option pricing method (“OPM”) which uses market approaches and a Black-Scholes option pricing model to estimate its enterprise value. An OPM is then used which treats common units and preferred units as call options on the total equity value of the Company, with exercise prices based on the value thresholds at which the allocation among the various holders of the Company’s securities changes to value the common units of the Company. A discount for lack of marketability of the common units is then applied to arrive at an indication of value for the common units as of the valuation date. Volatility is determined by comparing companies operating in the Company’s comparable industry as well as the Company’s capital structure and risk profile relative to its peer group.

Fair Value Measurements—ASC Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the assets or liability and are developed based on the best information available in the circumstances. ASC 820 identifies fair value as the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered value hierarchy that distinguishes between the following:

Level 1—Quoted market prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves.

Level 3—Unobservable inputs for the asset or liability (i.e. supported by little or no market activity). Level 3 inputs include management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgement. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.

The fair value of the Series A-2 financing obligation was measured on a recurring basis and is considered a Level 3 instrument in the fair value hierarchy. See Note 6 “Redeemable Convertible Preferred Units” for more information on the Series A-2 financing obligation.

The following table summarizes the Company’s Series A-2 financing right obligation for the year ended December 31, 2019:

(in thousands)
Outstanding—December 31, 2018	$2,366

Change in fair value of liability	143
Milestones achieved	(2,509)

Outstanding—December 31, 2019	$—

Segment information—Operating segments are defined as components of an enterprise for which discrete financial information is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. The Company manages its operations as a single segment for the purposes of allocating resources, assessing performance, and making operating decisions. All tangible assets of the Company are held in the United States.

Basic and Diluted Net Loss Per Unit—The Company calculates basic net loss per unit by dividing the net loss by the weighted average number of common units outstanding during the period, without consideration of potential dilutive securities. Unvested restricted common units as of December 31, 2020 and 2019 are not considered participating securities and as such are excluded from the weighted average number of shares used for calculating basic and diluted net loss per share. Diluted net loss per unit is computed by dividing the net loss by the sum of the weighted average number of common units outstanding during the period plus the dilutive effects of potentially dilutive securities outstanding during the period. Potentially dilutive securities include restricted common units, incentive units, and redeemable convertible preferred units. The dilutive effect of redeemable convertible preferred units is calculated using the if-converted method. The Company has generated a net loss for all periods presented, therefore diluted net loss per unit is the same as basic net loss per unit since the inclusion of potentially dilutive securities would be anti-dilutive.

Recent Accounting Pronouncements—In February 2016, the FASB issued ASU 2016-02, Leases. This guidance requires an entity to recognize lease liabilities and a right-of-use asset for all leases on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with earlier adoption permitted. ASU 2016-02 must be adopted using a modified retrospective approach for all leases existing at, or entered into after the date of initial adoption, with an option to elect to use certain transition relief. The Company is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements.

The Jumpstart Our Business Startups Act of 2012 permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. As an emerging growth company, the Company has elected to take advantage of this extended transition period.

3. ASSET ACQUISITIONS

In March 2019, the Company, through one of its wholly-owned subsidiaries, entered into an asset purchase agreement and acquired intellectual property from Swedish Orphan Biovitrum AB. The purchase price includes an upfront payment of $3.0 million with additional payments of $1.0 million due in September 2020 and March 2021. The assets were expensed upon purchase given the uncertainty of probable future revenue streams and are included in research and development expense on the consolidated statements of operations and comprehensive loss. Discounted obligations in the amount of $1.0 million and $1.9 million which includes accretion of interest, are included in accrued expenses and accrued expenses long-term on the consolidated balance sheets as of December 31, 2020 and December 31, 2019, respectively. Interest expense related to the discounted obligation was $49,422 and $39,281 for the years ended December 31, 2020 and 2019, respectively. In the event that the Company achieves certain milestones, milestone payments will become due, as well as royalties due on future sales.

In June 2019, the Company, through one of its wholly owned subsidiaries, entered into an asset purchase agreement and acquired intellectual property from Prophylix AS for $1.2 million. Pursuant to the agreement, the Company assumed liabilities for a sign on licensing fee in the amount of $0.1 million, reimbursements for a manufacturing fee in the amount of $0.5 million and manufacturing liabilities in the form of future commitments of approximately $1.2 million. The assets purchased and liabilities assumed, with the exception of the manufacturing commitment, were expensed upon purchase given the uncertainty of probable future revenue streams and are included in research and development expense on the consolidated statements of operations and comprehensive loss. Costs associated with the manufacturing commitment are expensed to research and development within the consolidated statements of operations and comprehensive loss, as the manufacturer fulfills its obligations. In the event that the Company achieves certain development and commercial milestones, milestone payments will become due, as well as royalties on future sales.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of December 31, 2020 and 2019:

(in thousands)	2020	2019
Computer and other equipment	$62	$43
Capitalized software	86	62
Furniture and fixtures	52	52
Leasehold improvements	184	77
Less accumulated depreciation	(97)	(35)

Property and equipment—net	$287	$199

Depreciation expense totaled $62,030 and $26,344 for the years ended December 31, 2020 and 2019, respectively.

5. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2020 and 2019:

(in thousands)	2020	2019
Employee expenses	$1,912	$1,122
Asset purchase obligation	990	1,000
Unfunded obligation in joint venture	—	590
Professional fees	185	138
Research and development	1,065	87
Other	112	12

	$4,264	$2,949

6. REDEEMABLE CONVERTIBLE PREFERRED UNITS

Preferred Units—In April 2018, Rallybio Holdings, LLC entered into a Series A Preferred Stock Purchase Agreement (the “Series A Agreement”) with a total potential aggregate purchase price $37.0 million. Under the terms of the Series A Agreement, Rallybio Holdings, LLC agreed to sell 5,999,999 units of Series A-1 Redeemable Convertible Preferred Units (“Series A-1 Units”) to investors at a price of $1.00 per share and up to 26,956,516 shares of Series A-2 Redeemable Convertible Preferred Units (“Series A-2 Units”), upon the Company’s achievement of certain milestone events, to investors at a price of $1.15 per share (the “Series A Financing Right Obligation”).

In April 2018, Rallybio Holdings, LLC sold 5,549,999 Series A-1 Units to investors in exchange for $5.5 million. Additionally, the Company issued 450,000 Series A-1 Units to the Company’s founders in exchange for a capital contribution of convertible debt totaling $0.5 million owed to the founders by Rallybio, LLC.

In connection with the Series A Agreement, the Company entered into a Connecticut Presence Agreement (the “CPA”) with Connecticut Innovation, Incorporated (“CII”) relating to Series A-1 and Series A-2 Units that would be issued to CII. The CPA provides that the proceeds from CII’s investment in the Company’s preferred units be paid back to CII at a specified price. The CPA is only exercisable upon the Company’s breach of the covenant which requires it to maintain a Connecticut presence, as defined within the CPA.

In connection with the Series A Agreement, the Company granted investors the right to purchase Series A-2 Units at future milestone dates and at a predetermined price. Since the investors held rights that imposed an obligation on the Company to issue Preferred Units that were potentially redeemable, the future tranche rights were considered a freestanding instrument and were recorded at the fair value of the tranche right and classified as a liability. Changes in the fair value of this liability are recorded in prior period earnings. The milestones were met during 2019, and preferred units were redeemed by the investor and the liability attributable to the tranche rights was reclassified to Series A Preferred Units, as such, the freestanding instrument and the fair value of the tranche right a liability was $0.0 as of December 31, 2019. Refer to Note 2 fair value measurements.

In 2019, upon achievement of certain milestones, the Company sold 27,478,256 Series A-2 Units to investors, founders and employees in exchange for $31.6 million.

In March 2020, with subsequent offerings through May 2020, the Company entered into a Series B Preferred Stock Purchase Agreement (the “Series B Agreement”) with a total aggregate purchase price $145.2 million. Under the terms of the Series B Agreement, the Company agreed to sell 104,442,965 units of Series B Redeemable Convertible Preferred Units (“Series B Units”) to investors at a price of $1.39028 per share.

The Series A and B Preferred Units, (“preferred units”) have the following rights, preferences, and privileges:

Voting Rights—The holders of the preferred units are entitled to vote together as a single class and on an as converted to common units basis in accordance with each such holder’s percentage interests. In addition, the preferred units holders shall have the right to vote separately as a series on any matter which would adversely alter or change the rights, powers or preferences of one series without a similar effect on the other series.

Conversion Rights—Each preferred unit is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration, into fully paid and nonassessable common units. The number of common units into which each preferred unit may be converted shall be determined by dividing the number of preferred units by their applicable original issue price, potentially subject to adjustment for anti-dilution provisions.

Each preferred unit is automatically converted into fully paid and nonassessable common units upon either the closing of the sale of common units to the public at a price of at least $2.08542 per unit in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of gross proceeds to the Company, or at the occurrence of an event, specified in writing by the preferred units holders.

Dividends—The holders of preferred units may receive distributions declared and paid on the preferred units when determined by the Company’s Board of Managers. The Company may not declare, pay or set aside any distributions on any common units unless the preferred units holders first receive, or simultaneously receive, a distribution on each outstanding preferred unit in an amount at least equal to the greater of 8% of the applicable original issue price of the preferred units, per year, from and after the date of the issuance on a non-cumulative basis of any preferred units or the pro-rata distribution that the preferred units holder would receive had they converted their preferred units into common units.

No dividends were declared or paid during the years ended December 31, 2020 and 2019.

Redemption Rights—The preferred units are only redeemable pursuant to a deemed liquidation event.

Anti-Dilution Provisions—If the Company makes adjustments to any class of units for dividends, splits, combinations or other similar events, or issues additional securities at a purchase price less than current conversion price for issued and outstanding preferred units, the preferred units conversion price shall be adjusted in accordance with a formula, as defined in the Company’s Operating Agreement.

Liquidation—The preferred units have preferential rights with respect to any dissolution or liquidation of the Company and with respect to a sale of the Company. In the event of a dissolution, liquidation, or winding-up of the Company, the holders of the preferred units are entitled to receive, in preference to the holders of the common units and the incentive units, an amount equal to their original issue price. After payment of this preferential amount, remaining proceeds are distributed in accordance with a formula as defined in the Operating Agreement for the Company. This formula provides additional preferences to the preferred unit holders.

7. MEMBERS’ DEFICIT

Common Units—In 2018, the Company issued 4,500,000 common units to its founders, including 3,375,000 restricted common units that vest over a four year period. In 2018, the Company also issued 1,200,000 restricted common units to the founders, pursuant to restricted share purchase agreements, which begin vesting upon achievement of certain performance conditions. These restricted common units vest into common units and therefore have been presented as common units within the consolidated statement of changes in redeemable convertible preferred units and members’ deficit. Restricted common units issued to the founders vest 25% upon the 1-year anniversary of the Company initiating a clinical program through one of its controlled subsidiaries, monthly thereafter over the next 36 months. In 2019, it was determined that the performance condition of these restricted common units became probable, vesting started, and the units began being expensed over the vesting period. No other restricted common units were granted in 2020 or 2019. Each common unit entitles the holder to one vote on all matters submitted to a vote of the Company’s members.

At December 31, 2020 and 2019, of the 4,500,000 common units issued to the founders, 2,812,500 and 1,968,750 of these restricted common units were fully vested, respectively, and the remaining 1,687,500 and 2,531,250 units vest over the remaining weighted average period of 1.30 and 2.33 years, respectively. During the years ended December 31, 2020 and 2019, the Company recognized $0.1 million of equity-based compensation expense relating to the issuance of these restricted common units for both years. As of December 31, 2020 and 2019, there was $0.2 million and $0.3 million of compensation expense relating to these restricted common units that remains to be amortized over the weighted average period of 1.30 and 2.33 years, respectively.

At December 31, 2020 and 2019, of the 1,200,000 restricted common units issued to the founders that were issued subject to performance-based vesting conditions, 375,000 and 0 of these restricted common units were fully vested, respectively, and the remaining 825,000 and 1,200,000 units are expected to vest over the remaining weighted average period of 2.70 and 3.71 years, respectively. During the years ended December 31, 2020 and 2019, the Company recognized equity-based compensation expense of $95,584 and $13,125, respectively, on these restricted common units. At December 31, 2020 and 2019, there was $0.1 million and $0.2 million of compensation expense that remained to be amortized over a weighted average period of 2.70 and 3.71 years, respectively.

Incentive Units—At December 31, 2020 and 2019, the Company has reserved 18,972,360 and 7,233,957 common units, respectively, for issuance to officers and other employees of the Company pursuant to the Rallybio Holdings, LLC 2018 Share Plan (“2018 Share Plan”). The reserve includes 1,200,000 restricted common units that were issued to the founders in 2018, discussed further below. At December 31, 2020 and 2019, 10,906,656 and 4,400,957 incentive units, respectively, remained available for future grants.

During the years ended 2020 and 2019, 5,232,704 and 1,423,000 incentive units were issued to employees of the Company, respectively. During the years ended December 31, 2020 and 2019, the Company recognized equity-based compensation expense of $0.5 million and $0.1 million, respectively, relating to the issuance of incentive units. At December 31, 2020 and 2019, there was $2.2 million and $0.5 million of equity-based compensation expense that remains to be amortized over a weighted average period of 3.22 and 3.36 years, respectively.

The assumptions that went into the option pricing models for determining the fair value of our incentive units granted in 2020 and 2019 are as follows:

	2020	2019
Expected volatility	95.00%	75.00%
Expected time to liquidity	1.5	3.0
Risk free interest rate	0.16%	1.74%
Expected dividend yield	0%	0%

The following table provides a summary of the activity under the 2018 Share Plan for incentive units granted to employees.

INCENTIVE UNITS
Outstanding at December 31, 2018	210,000
Granted	1,423,000
Forfeited	—

Outstanding at December 31, 2019	1,633,000

Granted	5,232,704
Forfeited	—

Outstanding at December 31, 2020	6,865,704

At December 31, 2020 and 2019, 6,865,704 and 1,633,000 incentive units granted under the 2018 Share Plan are outstanding and expected to vest, respectively. At December 31, 2020 and 2019, 495,182 and 112,292 incentive units are fully vested, respectively, and the remaining 6,370,522 and 1,520,708 units are expected to vest over a weighted average period of 3.12 and 3.49 years, respectively.

Equity-based compensation, including common and incentive units are classified in the consolidated statements of operations and comprehensive loss for years ended December 31, 2020 and 2019 as follows:

(in thousands)	2020	2019
Research and Development	$219	$29
General and Administrative	485	165

	$704	$194

8. INCOME TAXES

The combined provision for income taxes of tax paying subsidiaries of the Company is comprised of the following for the years ended December 31, 2020 and 2019:

(in thousands)	2020	2019
Current:
Federal	$(15)	$—

Income tax benefit	$(15)	$—

The Company’s effective income tax rates are different from the federal statutory tax rates in 2020 and 2019 predominantly due to the valuation allowance, tax credits, state taxes, and the federal net operating loss carryback tax benefit described below.

	2020	2019
U.S. federal statutory tax rate	21.0%	21.0%
State income taxes, net of federal income tax benefit	4.9%	—
Tax credits	8.0%	3.4%
Other	(0.2)%	2.6%
Valuation allowance	(33.6)%	(27.0)%

Effective Tax Rate	0.1%	—%

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, allows net operating losses incurred in 2018, 2019 and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The CARES Act also eliminates the 80% of taxable income limitation allowing corporate entities to fully utilize net operating loss carryforwards to offset taxable income in 2018, 2019 and 2020. During 2019, two of the Company’s wholly owned, subsidiaries generated federal net operating losses in 2019, and in December 2020, each subsidiary filed Forms 1139 to carryback these losses and offset all remaining taxable income in the 2018 tax year.

GAAP requires balance sheet presentation to reflect when the assets are expected to be monetized. Forms 1139 were filed in December 2020, and a refund is expected within the next twelve months. The Company has reclassed the amount of tax-effected net operating losses, which have been utilized on the Form 1139 carryback claims, from a deferred tax asset to a current income tax receivable. Since the Company has provided a valuation allowance against the Company’s deferred tax assets, this reclass has an impact on total income tax expense/(benefit).

On December 27, 2020 the Consolidated Appropriations Act, 2021 (“CAA”) was signed into law. The CAA includes the COVID-related Tax Relief Act of 2020 (“COVID TRA”). The Company is continuing to assess the effect of the CAA and does not believe it will result in a material impact to the Company’s income tax provision.

Deferred income taxes represent the tax effect of transactions that are reported in different periods for financial and tax reporting purposes. The combined temporary differences and carryforwards of each tax paying component of the Company that give rise to a significant portion of the deferred income tax benefits and liabilities are as follows at December 31, 2020 and 2019:

DEFERRED INCOME TAX ASSETS: (in thousands)	2020	2019
Net operating loss carryforwards	$10,675	$3,840
Amortization	1,823	1,883
Research and development credits	2,687	684
Other	135	22

Total deferred income taxes	15,320	6,429
Less valuation allowance	(15,320)	(6,429)

Net deferred income taxes	$—	$—

At December 31, 2020, the Company has approximately $38.7 million of federal net operating loss carryforwards, which do not expire, and approximately $38.8 million of state net operating loss carryforwards, which begin expiring in 2038.

The Company has provided a valuation allowance against the Company’s deferred tax assets, since, in the opinion of management, based upon the history of losses by the Company; it is not more likely than not that the benefits will be realized. All or a portion of the remaining valuation allowance may be reduced in future years based on an assessment of earnings sufficient to fully utilize these potential tax benefits.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material uncertain tax positions that qualify for either recognition or disclosure in consolidated financial statements.

It is the Company’s policy to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2020 and 2019, the Company has accrued no interest and penalties related to uncertain tax positions. The Company does not have any outstanding U.S. federal income tax or material state and local tax matters for periods through December 31, 2020. There are no federal or state and local income tax returns currently under examination.

9. INVESTMENT IN JOINT VENTURE

In July 2019, the Company through one its wholly-owned subsidiaries, entered into an agreement to establish a joint venture with Exscientia Limited (“Exscientia”) to initiate early stage drug discovery on available small molecules and thereafter the future research, development, manufacture, sale and exploitation of any company-owned technology and compounds, including candidate compounds that result therefrom. In July 2019, the Company and Exscientia completed the formation of the joint venture entity, RE Ventures I, LLC, a limited liability corporation (“REV-I”).

Each member received a 50% interest when the joint venture was created. Pursuant to the operating agreement, at inception of the joint venture the Company was obligated to initially contribute £0.5 million, or $0.6 million, to fund stage I development. The Company’s initial investment in REV-I in the amount of $0.6 million at December 31, 2019 was unfunded and included in accrued expenses on the consolidated balance sheets. The unfunded obligation was subsequently funded in January 2020. In 2020, REV-I determined that the stage 1 development objective had been achieved. During 2020, the Company funded an additional $1.3 million associated with stage 2 development costs. The Company did not provide any additional financial support outside of capital contributions to REV-I during the years ended December 31, 2020 and 2019. The Company held a 50% interest in the joint venture as of December 31, 2020.

Based on management’s analysis, the Company is not the primary beneficiary of REV-I since it does not have both (1) the power to direct the activities that most significantly impact the entity’s economic performance which consists primarily of research and development activities and (2) the obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The research and development activities of REV-I are controlled by a management board under the joint control of the Company and Exscientia. All decisions are made by consensus with each member having one vote. Accordingly, the VIE is not consolidated in the Company’s financial statements as of December 31, 2020. The Company accounts for its 50% interest under the equity method of accounting.

During the year ended December 31, 2020 and 2019, the Company recorded its allocable share of REV-I’s losses, which totaled $1.5 million and $0.1 million, respectively, as a loss on investment in joint venture within the consolidated statements of operations and comprehensive loss. After recognition of its share of losses for the year, the carrying value and maximum exposure to risk of the REV-I investment as of December 31, 2020 and 2019, was $0.3 million and $0.5 million, respectively, which was recorded in investment in joint venture in the accompanying consolidated balance sheets.

10. COMMITMENTS AND CONTINGENCIES

Purchase Commitments—We enter contracts in the normal course of business with contract research organizations and other third-party vendors for clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by us upon written notice. Payments that may be due upon cancellation consist of payments for services provided or expenses incurred. As of December 31, 2020, and 2019 there were no amounts accrued related to termination charges.

Lease Commitments— In June 2019, the Company entered into a six-year lease to occupy office space located in New Haven, Connecticut, with the option to extend the initial term of the lease for one additional five year term. Pursuant to the lease the Company was obligated to pay for its share of costs related to the build-out of new space. All costs associated with the build-out of the new space have been capitalized as leasehold improvements and are being amortized over the life of the lease. In October 2020, the Company modified the existing New Haven lease agreement and leased additional space that coincides with the original lease term expiration date.

Rent expense was $87,833 and $42,429 for the years ended December 31, 2020 and 2019, respectively.

Future minimum annual lease payments are as follows:

YEAR ENDING DECEMBER 31 (in thousands)
2021	$83
2022	109
2023	112
2024	115
2025	88
Thereafter	—

$507

11. NET LOSS PER COMMON UNIT

Basic and diluted loss per common unit were calculated as follows:

NET LOSS PER COMMON UNIT (in thousands except share and per share amounts)	2020	2019
Net loss	$(26,447)	$(17,563)
Net loss attributable to common units-basic and diluted	(26,447)	(17,563)
Weighted average number of common units outstanding, basic and diluted	2,659,187	1,715,164

Net loss per common unit	$(9.95)	$(10.24)

The following common stock equivalents have been excluded from the calculations of diluted loss per common unit because their inclusion would have been antidilutive:

ANTIDILUTIVE UNITS	2020	2019
Unvested restricted common units	2,512,500	3,731,250
Incentive units	6,865,704	1,633,000
Series A Preferred Units, as converted	33,478,255	33,478,255
Series B Preferred Units, as converted	104,442,965	—

Total	147,299,424	38,842,505

12. SUBSEQUENT EVENTS

The Company evaluated all material subsequent events through April 27, 2021, the date the consolidated financial statements were available to be issued. The following events occurred subsequent to December 31, 2020.

In January 2021, the Board of Managers of the Company approved an increase in the employee stock plan incentive pool shares available by an additional 4,000,000 common units, for issuance to officers, managers, employees and consultants of the Company pursuant to the 2018 Share Plan.

RALLYBIO HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except share and per share amounts)	MARCH 31, 2021	DECEMBER 31, 2020
Assets
Current assets:
Cash and cash equivalents	$127,742	$140,233
Prepaid expenses and other assets	967	1,028

Total current assets	128,709	141,261
Property and equipment, net	312	287
Investment in joint venture	328	310

Total assets	$129,349	$141,858

Liabilities and members’ deficit
Current liabilities:
Accounts payable	$3,009	$1,579
Accrued expenses	3,070	4,264

Total current liabilities	6,079	5,843
Accrued expenses long-term	20	12

Total liabilities	6,099	5,855

Commitments and contingencies (Note 7)
Redeemable convertible preferred units:
Series A preferred units, no par value, 33,478,255 units authorized, issued and outstanding as of March 31, 2021 and December 31, 2020; liquidation preference of $37,600 as of March 31, 2021 and December 31, 2020	37,141	37,141
Series B preferred units, no par value, 104,442,965 units authorized, issued and outstanding as of March 31, 2021 and December 31, 2020; liquidation preference of $145,204 as of March 31, 2021 and December 31, 2020	144,886	144,886

Members’ deficit:
Common units, no par value, 5,700,000 issued and outstanding as of March 31, 2021 and December 31, 2020	494	452
Incentive units, 19,934,704 and 6,865,704 issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	1,018	538
Accumulated deficit	(60,289)	(47,014)
Total members’ deficit	(58,777)	(46,024)

Total liabilities, redeemable convertible preferred units, and members’ deficit	$129,349	$141,858

See accompanying notes of the condensed consolidated financial statements

RALLYBIO HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	THREE MONTHS ENDED MARCH 31,
(in thousands, except share and per share amounts)	2021	2020
Operating Expenses:
Research and development	$9,037	$1,913
General and administrative	3,787	1,931

Total operating expenses	12,824	3,844

Loss from operations	(12,824)	(3,844)
Other income (expenses):
Interest income	17	55
Interest expense	(10)	(12)
Other income	24	52

Total other income, net	31	95

Loss before income taxes	(12,793)	(3,749)
Income tax benefit	—	(16)

Loss on investment in joint venture	482	148

Net loss and comprehensive loss	$(13,275)	$(3,881)

Net loss attributable to common units	$(13,275)	$(3,881)

Net loss per common unit, basic and diluted	$(4.11)	$(1.97)

Weighted average common units outstanding, basic and diluted	3,228,332	1,968,750

See accompanying notes of the condensed consolidated financial statements

RALLYBIO HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Units and Members’ Deficit

(Unaudited)

	SERIES A REDEEMABLE CONVERTIBLE PREFERRED UNITS		SERIES B REDEEMABLE CONVERTIBLE PREFERRED UNITS		COMMON UNITS		INCENTIVE UNITS		ACCUMULATED
(in thousands, except share amounts)	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	DEFICIT	TOTAL MEMBERS’ DEFICIT
December 31, 2019	33,478,255	$37,141	—	$—	5,700,000	$230	1,633,000	$56	$(20,567)	$(20,281)
Issuance of Series B Redeemable Convertible Preferred Units, net of issuance costs of $248	—	—	61,457,763	90,857	—	—	—	—	—	—
Incentive unit-based compensation	—	—	—	—	—	—	—	35	—	35
Common unit-based compensation	—	—	—	—	—	70	—	—	—	70
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(3,881)	(3,881)

Balance, March 31, 2020	33,478,255	$37,141	61,457,763	$90,857	5,700,000	$300	1,633,000	$91	$(24,448)	$(24,057)

December 31, 2020	33,478,255	$37,141	104,442,965	$144,886	5,700,000	$452	6,865,704	$538	$(47,014)	$(46,024)
Incentive unit-based compensation	—	—	—	—	—	—	13,069,000	480	—	480
Common unit-based compensation	—	—	—	—	—	42	—	—	—	42
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(13,275)	(13,275)

Balance, March 31, 2021	33,478,255	$37,141	104,442,965	$144,886	5,700,000	$494	19,934,704	$1,018	$(60,289)	$(58,777)

See accompanying notes of the condensed consolidated financial statements

RALLYBIO HOLDINGS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	THREE MONTHS ENDED MARCH 31,
(in thousands, except share amounts)	2021	2020
Cash Flows from Operating Activities
Net loss	$(13,275)	$(3,881)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	23	13
Equity based compensation	522	105
Loss on investment in joint venture	482	148
Changes in operating assets and liabilities:
Prepaid expenses and other assets	61	(981)
Accounts payable	1,430	(313)
Accrued expenses	(1,172)	(630)

Net cash used in operating activities	(11,929)	(5,539)

Cash Flows used in Investing Activities:
Purchase of property and equipment	(62)	(2)
Investment in joint venture	(500)	(590)

Net cash used in investing activities	(562)	(592)

Cash Flows from Financing Activities:
Issuance of Series B preferred units	—	85,105

Net cash provided by financing activities	—	85,105
Net increase (decrease) in cash and cash equivalents	(12,491)	78,974
Cash and cash equivalents—beginning of period	140,233	19,458

Cash and cash equivalents—end of period	$127,742	$98,432

Supplemental disclosures of noncash activities:
Series B preferred unit issuance costs in accounts payable and accrued expenses	$—	$(248)
Series B preferred unit receivable	$—	$6,000

See accompanying notes of the condensed consolidated financial statements

RALLYBIO HOLDINGS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

1. BUSINESS AND LIQUIDITY

Rallybio Holdings, LLC holds 100% of the outstanding membership units in five wholly-owned subsidiaries—Rallybio, LLC, Rallybio IPA, LLC, Rallybio IPB, LLC, Rallybio, IPD, LLC, and IPC Research, LLC (collectively, the “Company”). Rallybio Holdings, LLC was incorporated in Delaware on March 22, 2018. The Company is a clinical-stage biotechnology company built around a team of seasoned industry experts with a shared purpose and a track record of success in discovering, developing, manufacturing, and delivering therapies to meaningfully improve the lives of patients suffering from severe and rare diseases.

The Company has raised $37.6 million in Series A-1 and A-2 financing and $145.2 million in Series B financing. Refer to Note 4 “Redeemable Convertible Preferred Units”.

In March 2020, the World Health Organization characterized the novel coronavirus as a global pandemic. Although there is significant uncertainty as to the likely effects this disease may have in the future, to date there has not yet been a significant impact to the Company’s operations or financial statements.

Liquidity and Ability to Continue as a Going Concern—The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Management has evaluated whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Since its inception, the Company has incurred net losses and negative cash flows from operations.

During the three months ended March 31 2021 and 2020, the Company incurred a net loss of $13.3 million and $3.9 million, respectively, and used $11.9 million and $5.5 million in cash for operations, respectively. In addition, as of March 31, 2021, the Company had an accumulated deficit of $60.3 million. The Company expects to continue to generate operating losses and negative cash flows in the foreseeable future.

The Company currently expects that the cash and cash equivalents on hand of $127.7 million as of March 31, 2021, will be sufficient to fund its operating expenses and capital requirements for more than 12 months from the date the consolidated financial statements are issued. Additional funding will be needed to finance future clinical, pre-clinical, manufacturing, and commercial activities. To date, the Company has principally financed its operations through private placements of redeemable convertible preferred units. In the event the Company does not complete an IPO, the Company will seek additional funding through private equity and debt financings and other arrangements. There is no assurance the Company will be successful in obtaining such additional financing on terms acceptable to it, if at all, and it may not be able to enter into other arrangements. If the Company is unable to obtain funding, it could be forced to delay, reduce or eliminate our research and development programs, portfolio expansion or commercialization efforts, which could adversely affect its business prospects and ability to continue operations.

The Company is subject to risks common to companies in the biopharmaceutical industry. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for its intellectual property will be maintained, that any products developed will obtain required regulatory approval, or that any approved products will be commercially viable. Even if the development efforts are successful, it is uncertain when, if ever, the Company will generate significant product sales and ultimately net income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Unaudited Financial Information—Our condensed consolidated financial statements included herein have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, and pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. In our opinion, the information furnished reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the reported interim periods. We consider events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period.

The Company reviews new accounting standards as issued. As of March 31, 2021 the Company has not identified any new standards that it believes will have a significant impact on the Company’s financial statements. However, the Company is still evaluating the impact of adopting ASU 2016-02, Leases on its condensed consolidated financial statements.

There were no changes to the Company’s significant accounting policies during the three months ended March 31, 2021 other than noted below.

Deferred Offering Costs—The Company capitalizes incremental legal, professional accounting and other third-party fees that are directly associated with the IPO as other current assets until the IPO is consummated. After consummation of the IPO, these costs will be recorded in members’ deficit as a reduction of additional paid-in-capital generated as a result of the offering. As of March 31, 2021, there were deferred offering costs of approximately $0.3 million included in prepaid expenses and other assets.

3. ACCRUED EXPENSES

Accrued expenses consisted of the following as of March 31, 2021and December 31, 2020:

(in thousands)	MARCH 31, 2021	DECEMBER 31, 2020
Employee expenses	$620	$1,912
Asset purchase obligation	—	990
Professional fees	468	185
Research and development	1,783	1,065
Other	199	112

	$3,070	$4,264

4. REDEEMABLE CONVERTIBLE PREFERRED UNITS

Preferred Units—In April 2018, Rallybio Holdings, LLC entered into a Series A Preferred Stock Purchase Agreement (the “Series A Agreement”) with a total potential aggregate purchase price $37.0 million. Under the terms of the Series A Agreement, Rallybio Holdings, LLC agreed to sell 5,999,999 units of Series A-1 Redeemable Convertible Preferred Units (“Series A-1 Units”) to investors at a price of $1.00 per share and up to 26,956,516 shares of Series A-2 Redeemable Convertible Preferred Units (“Series A-2 Units”), upon the Company’s achievement of certain milestone events, to investors at a price of $1.15 per share (the “Series A Financing Right Obligation”).

In April 2018, Rallybio Holdings, LLC sold 5,549,999 Series A-1 Units to investors in exchange for $5.5 million. Additionally, the Company issued 450,000 Series A-1 Units to the Company’s founders in exchange for a capital contribution of convertible debt totaling $0.5 million owed to the founders by Rallybio, LLC.

In connection with the Series A Agreement, the Company entered into a Connecticut Presence Agreement (the “CPA”) with Connecticut Innovation, Incorporated (“CII”) relating to Series A-1 and Series A-2 Units that would be issued to CII. The CPA provides that the proceeds from CII’s investment in the Company’s preferred units be paid back to CII at a specified price. The CPA is only exercisable upon the Company’s breach of the covenant which requires it to maintain a Connecticut presence, as defined within the CPA.

In connection with the Series A Agreement, the Company granted investors the right to purchase Series A-2 Units at future milestone dates and at a predetermined price. Since the investors held rights that imposed an obligation on the Company to issue Preferred Units that were potentially redeemable, the future tranche rights were considered a freestanding instrument and were recorded at the fair value of the tranche right and classified as a liability. Changes in the fair value of this liability are recorded in prior period earnings. The milestones were met during 2019.

In 2019, upon the achievement of the certain milestones, the Company sold 27,478,256 Series A-2 Units to investors, founders and employees in exchange for $31.6 million.

In March 2020 the Company entered into a Series B Preferred Stock Purchase Agreement (the “Series B Agreement”) with a total aggregate purchase price of $91.1 million. Under the terms of the Series B Agreement, the Company agreed to sell 61,457,763 units of Series B Redeemable Convertible Preferred Units (“Series B Units”) to investors at a price of $1.48 per share. The Company received proceeds of $85.1 million as of March 31, 2020. The remaining $6.0 million was received on April 1, 2020.

In April and May 2020, the Company entered into subsequent offerings of the Series B Agreement increasing the total aggregate purchase price $145.2 million. Under the terms of the updated Series B Agreement, the Company agreed to sell 104,442,965 total Series B Units to investors at a price of $1.39028 per share. An additional 4.2 million units were granted to investors in May 2020 who participated in prior offerings.

The Series A and B Preferred Units, (“preferred units”) have the following rights, preferences, and privileges:

Voting Rights—The holders of the preferred units are entitled to vote together as a single class and on an as converted to common units basis in accordance with each such holder’s percentage interests. In addition, the preferred units holders shall have the right to vote separately as a series on any matter which would adversely alter or change the rights, powers or preferences of one series without a similar effect on the other series.

Conversion Rights—Each preferred unit is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration, into fully paid and nonassessable common units. The number of common units into which each preferred unit may be converted shall be determined by dividing the number of preferred units by their applicable original issue price, potentially subject to adjustment for anti-dilution provisions.

Each preferred unit is automatically converted into fully paid and nonassessable common units upon either the closing of the sale of common units to the public at a price of at least $2.08542 per unit in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of gross proceeds to the Company, or at the occurrence of an event, specified in writing by the preferred units holders.

Dividends—The holders of preferred units may receive distributions declared and paid on the preferred units when determined by the Company’s Board of Managers. The Company may not declare, pay or set aside any distributions on any common units unless the preferred units holders first receive, or simultaneously receive, a distribution on each outstanding preferred unit in an amount at least equal to the greater of 8% of the applicable original issue price of the preferred units, per year, from and after the date of the issuance on a non-cumulative basis of any preferred units or the pro-rata distribution that the preferred units holder would receive had they converted their preferred units into common units.

No dividends were declared or paid during the three months ended March 31, 2021 and 2020.

Redemption Rights—The preferred units are only redeemable pursuant to a deemed liquidation event.

Anti-Dilution Provisions—If the Company makes adjustments to any class of units for dividends, splits, combinations or other similar events, or issues additional securities at a purchase price less than current conversion price for issued and outstanding preferred units, the preferred units conversion price shall be adjusted in accordance with a formula, as defined in the Company’s Operating Agreement.

Liquidation—The preferred units have preferential rights with respect to any dissolution or liquidation of the Company and with respect to a sale of the Company. In the event of a dissolution, liquidation, or winding-up of the Company, the holders of the preferred units are entitled to receive, in preference to the holders of the common units and the incentive units, an amount equal to their original issue price. After payment of this preferential amount, remaining proceeds are distributed in accordance with a formula as defined in the Operating Agreement for the Company. This formula provides additional preferences to the preferred unit holders.

5. MEMBERS’ DEFICIT

Common Units—As of March 31, 2021 and December 31, 2020, the Company has authorized 165,393,580 and 161,393,580 common units, respectively, pursuant to the terms of the Company’s Operating Agreement, which includes 137,921,220 common units reserved for issuance upon conversion of preferred units. Additionally, of the total common units authorized, 22,972,360 and 18,972,360 common units are reserved for issuance to officers and employees of the Company pursuant to the Rallybio Holdings, LLC 2018 Share Plan (“2018 Share Plan”) at March 31, 2021 and December 31, 2020, respectively.

In 2018, the Company issued 4,500,000 common units to its founders, including 3,375,000 common units that vest over a four year period. In 2018, the Company also issued 1,200,000 restricted common units to the founders, pursuant to restricted share purchase agreements, which begin vesting upon achievement of certain performance conditions. These restricted common units vest into common units and therefore have been presented as common units within the condensed consolidated statement of changes in redeemable convertible preferred units and members’ deficit. Restricted common units issued to the founders vest 25% upon the 1-year anniversary of the Company initiating a clinical program through one of its controlled subsidiaries, and monthly thereafter over the next 36 months. In 2019, it was determined that the performance condition of these restricted common units became probable, vesting started, and the units started expensing over the vesting period. No other common or restricted common units were granted or forfeited in the three months ended March 31, 2021. Each common unit entitles the holder to one vote on all matters submitted to a vote of the Company’s members. The weighted average fair value of both the 4,500,000 common units and 1,200,000 restricted common units granted during 2018 was $0.15.

As of both March 31, 2021 and December 31, 2020, of the 4,500,000 common units issued to the founders, 2,812,500 of these restricted common units were fully vested, and 1,687,500 units remain unvested. For each of the three months ended March 31, 2021 and 2020, the Company recognized $31,641, of equity-based compensation expense relating to the issuance of these restricted common units. As of March 31, 2021 there was $0.1 million of compensation expense relating to these restricted common units that remains to be amortized over the weighted average period of 1.1 years.

At March 31, 2021 and December 31, 2020, of the 1,200,000 restricted common units issued to the founders that were issued subject to performance-based vesting conditions, 450,000 and 375,000 of these restricted common units were fully vested, respectively, and 750,000 and 825,000 units remain unvested, respectively. During the three months ended March 31, 2021 and 2020, the Company recognized equity-based compensation expense of $10,461 and $38,501, respectively, on these restricted common units. At March 31, 2021 there was $0.1 million of compensation expense that remained to be amortized over a weighted average period of 1.3 years.

Incentive Units—As of March 31, 2021 and December 31, 2020, the Company is authorized to issue up to an aggregate of 22,972,360 and 18,972,360 incentive units, respectively pursuant to the Plan. The reserve includes 1,200,000 restricted common units that were issued to founders in 2018. Incentive units are granted to employees and generally vest over a four year period. As of March 31, 2021, 1,837,656 incentive units, remained available for future grants.

During the three months ended March 31, 2021, the Company granted 13,069,000 incentive units to employees under the Plan. The weighted average fair value of incentive units granted to employees in the three months ended March 31, 2021 was $0.33 per unit. The Company did not grant any incentive units for the three months ended March 31, 2020.

During the three months ended March 31, 2021 and 2020, the Company recognized equity-based compensation expense of $479,791 and $34,588, respectively, relating to the issuance of incentive units. At March 31, 2021, there was $6.1 million of equity-based compensation expense remaining that is expected to be amortized over a weighted average period of 3.5 years.

The assumptions that went into the option pricing models for determining the fair value of our incentive units granted for the three months ended March 31, 2021 are as follows:

MARCH 31, 2021
Expected volatility	77.3% - 99.5%
Expected term (years)	0.58 - 1.00
Risk free interest rate	.09% - 0.1%
Expected dividend yield	—
Fair value of underlying common units	$0.47

The following table provides a summary of the activity for the three months ended March 31, 2021 under the 2018 Share Plan for incentive units granted to employees:

	INCENTIVE UNITS	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Outstanding at December 31, 2020	6,865,704	$0.41
Granted	13,069,000	$0.33
Forfeited	—

Outstanding at March 31, 2021	19,934,704	$0.36

At March 31, 2021 and December 31, 2020, the Company had 19,934,704 and 6,865,704 incentive units granted under the 2018 Share Plan that are outstanding and expected to vest, respectively. At March 31, 2021 and December 31, 2020, 715,913 and 495,182 incentive units are fully vested, respectively.

Equity-based compensation, including common and incentive units are classified in the condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2021 and 2020 as follows:

	THREE MONTHS ENDED MARCH 31,
(in thousands)	2021	2020
Research and Development	$161	$23
General and Administrative	361	82

	$522	$105

6. INVESTMENT IN JOINT VENTURE

The Company has a 50% interest of the joint venture entity, RE Ventures I, LLC, a limited liability corporation (“REV-I”). For the three months ended March 31, 2021, the Company funded an additional $0.5 million associated with stage 2 development costs. For the three months ended March 31, 2020 the Company funded the initial investment in REV-I of $0.6 million that was included in accrued expenses on the consolidated balance sheets as of December 31, 2019. The Company did not provide any additional financial support outside of capital contributions to REV-I during the three months ended March 31, 2021 and 2020. The Company held a 50% interest in the joint venture as of March 31, 2021. As of March 31, 2021, based on management’s analysis, the company is not the primary beneficiary of REV-1 and accordingly, the entity is not consolidated in the Company’s financial statements.

During the three months ended March 31, 2021 and 2020, the Company recorded its allocable share of REV-I’s losses, which totaled $0.5 million and $0.1 million, respectively, as a loss on investment in joint venture within the condensed consolidated statements of operations and comprehensive loss. After recognition of its share of losses for the period, the carrying value and maximum exposure to risk of the REV-I investment as of March 31, 2021 and

December 31, 2020, was $0.3 million and $0.3 million, respectively, which was recorded in investment in joint venture in the accompanying condensed consolidated balance sheets.

7. COMMITMENTS AND CONTINGENCIES

Purchase Commitments—We enter contracts in the normal course of business with contract research organizations and other third-party vendors for clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by us upon written notice. Payments that may be due upon cancellation consisting of payments for services provided or expenses incurred. As of March 31, 2021, and December 31, 2020 there were no amounts accrued related to termination charges.

Lease Commitments— In June 2019, the Company entered into a six-year lease to occupy office space located in New Haven, Connecticut, with the option to extend the initial term of the lease for one additional five year term. Pursuant to the lease the Company was obligated to pay for its share of costs related to the build-out of new space. All costs associated with the build-out of the new space have been capitalized as leasehold improvements and are being amortized over the life of the lease. In October 2020, the Company modified the existing New Haven lease agreement and leased additional space that coincides with the original lease term expiration date.

Rent expense was $26,495 and $20,367 for the three months ended March 31, 2021 and 2020, respectively.

There have been no significant changes to the disclosure of payments we have committed to make under our contractual obligations as summarized in our Audited Financial Statements for the year ended December 31, 2020.

8. NET LOSS PER COMMON UNIT

Basic and diluted loss per common unit were calculated as follows:

	THREE MONTHS ENDED MARCH 31,
NET LOSS PER COMMON UNIT (in thousands except share and per share amounts)	2021	2020
Net loss	$(13,275)	$(3,881)
Net loss attributable to common units-basic and diluted	(13,275)	(3,881)
Weighted average number of common units outstanding, basic and diluted	3,228,332	1,968,750

Net loss per common unit	$(4.11)	$(1.97)

The following common stock equivalents have been excluded from the calculations of diluted loss per common unit because their inclusion would have been antidilutive:

	THREE MONTHS ENDED MARCH 31,
ANTIDILUTIVE UNITS	2021	2020
Unvested restricted common units	2,437,500	3,731,250
Incentive units	19,934,704	1,633,000
Series A Preferred Units, as converted	33,478,255	33,478,255
Series B Preferred Units, as converted	104,442,965	61,457,763

Total	160,293,424	100,300,268

9. SUBSEQUENT EVENTS

The Company evaluated all material subsequent events through June 7, 2021, the date the condensed consolidated financial statements were available to be issued. The Company noted the following material events occurred subsequent to March 31, 2021.

In May 2021, the Company contributed an additional $1.5 million to REV-I associated with stage 2 development costs.

5,750,000 Shares

Common Stock

PRELIMINARY PROSPECTUS

Jefferies	Cowen	Evercore ISI

                    , 2021

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee:

ITEM	AMOUNT TO BE PAID
SEC registration fee	10,822
FINRA filing fee	15,378
Nasdaq listing fee	170,000
Printing and engraving expenses	262,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	775,000
Transfer agent fees and expenses	15,500
Miscellaneous expenses	301,300

Total	3,050,000

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102(b)(7) of the DGCL, we plan to include in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and bylaws will provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with our directors and, prior to the completion of this offering, intend to enter into indemnification agreements with certain of our officers. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our amended and restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2018. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(a)     Issuances of units

In April 2018, certain investors purchased an aggregate of 5,549,999 of our Series A-1 preferred units for an aggregate of $5,549,999 at a price of $1.00 per unit.

In April 2018, we issued an aggregate of 450,000 Series A-1 preferred units to the Founders in exchange for their capital contributions of convertible debt for an aggregate of $450,000.

In April 2019, certain investors purchased an aggregate of 7,826,083 of our Series A-2 preferred units and our Founders and certain employees purchased an aggregate of 521,740 of our Series A-2 preferred units for an aggregate of $9,599,996 at a price of $1.15 per unit.

In July 2019, certain investors purchased an aggregate of 8,695,652 of our Series A-2 preferred units for $10,000,000 at a price of $1.15 per unit.

In October 2019, certain investors purchased an aggregate of 10,434,781 of our Series A-2 preferred units for $11,999,998 at a price of $1.15 per unit.

In March 2020, certain investors purchased an aggregate of 61,457,763 of our Series B preferred units for approximately $91,104,988 at a price of $1.4824 per unit.

In April 2020, certain investors purchased an aggregate of 1,416,621 of our Series B preferred units for approximately $2,099,999 at a price of $1.4824 per unit.

In May 2020, certain investors purchased an aggregate of 37,402,537 of our Series B preferred units for approximately $51,999,999 at a price of $1.3903 per unit.

Also in May 2020, investors who purchased Series B preferred units in March 2020 and April 2020 received an aggregate of 4,166,044 additional Series B preferred units, for no additional consideration, to provide such investors with the benefit of the lower purchase price paid by investors at the May 2020 closing in accordance with the terms of the Series B Purchase Agreement.

Through the date of this Registration Statement, we have issued an aggregate of 4,500,000 common units, for a purchase price of $0.79 per unit, which was paid through the contribution of the holders’ equity interests in a subsidiary of the LLC Entity.

(b)     Grants

Through the date of this Registration Statement, we have granted an aggregate of 20,869,704 incentive units, with a grant date fair value range of $0.10–$1.56 per unit and a Participation Threshold of $0.10–$1.91 per unit, to employees, directors and consultants pursuant to the 2018 Share Plan.

Through the date of this Registration Statement, we have granted the Founders an aggregate of 1,200,000 restricted shares (common), under the 2018 Plan, with a grant date fair value of $0.15 per unit.

The issuances of the above securities were exempt either pursuant to Rule 701, as transactions pursuant to a compensatory benefit plan, or pursuant to Section 4(a)(2), as transactions by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)    Exhibits

See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1	Form of Underwriting Agreement.

2.1	Form of Plan of Liquidation and Dissolution.

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective prior to the consummation of this offering).

3.2	Form of Amended and Restated Bylaws of the Registrant (to be effective prior to the consummation of this offering).

4.1	Specimen stock certificate evidencing shares of common stock.

4.2	Form of Registration Rights Agreement, among the Registrant and certain of its stockholders, to be in effect immediately prior to completion of this offering.

5.1	Opinion of Ropes & Gray LLP.

10.1+*	Asset Purchase Agreement, by and between Rallybio IPA, LLC and Prophylix AS, dated June 28, 2019.

10.2+*	Asset Transfer Agreement, by and between Swedish Orphan Biovitrum AB (PUBL) and IPC Research, LLC, dated March 15, 2019.

10.3+*	Product License Agreement, by and between Affibody AB and Swedish Orphan Biovitrum AB (PUBL), dated March 9, 2012, and assigned to IPC Research, LLC on March 15, 2019.

10.4+*	Amendment No. 1 to Product License Agreement, by and between Affibody AB and Swedish Orphan Biovitrum AB (PUBL), dated January 1, 2018, and assigned to IPC Research, LLC on March 15, 2019.

10.5+*	Amendment No. 2 to Product License Agreement, by and between Affibody AB and IPC Research, LLC, dated December 22, 2020.

10.6+*	Operating Agreement of RE Ventures I, LLC, by and between Rallybio IPB, LLC and Exscientia Limited, dated July 19, 2019.

10.7#	Form of Indemnification Agreement, between the Registrant and each of its directors and executive officers.

10.8#*	Rallybio Holdings, LLC 2018 Share Plan, as amended.

10.9#	Form of Restricted Share Agreement (Capital Interests) under the Rallybio Holdings, LLC 2018 Share Plan.

10.10#	Form of Restricted Share Agreement (Profits Interests) under the Rallybio Holdings, LLC 2018 Share Plan.

10.11#	Form of Contribution and Restricted Share Agreement.

10.12#	Rallybio Corporation 2021 Equity Incentive Plan.

10.13#	Form of Non-Qualified Stock Option Award Agreement under the Rallybio Corporation 2021 Equity Incentive Plan.

10.14#	Form of Non-Qualified Stock Option Award Agreement for Non-Employee Directors under the Rallybio Corporation 2021 Equity Incentive Plan.

10.15#	Form of Incentive Stock Option Award Agreement under the Rallybio Corporation 2021 Equity Incentive Plan.

10.16#	Form of Restricted Stock Unit Award Agreement under the Rallybio Corporation 2021 Equity Incentive Plan.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

10.17#	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Rallybio Corporation 2021 Equity Incentive Plan.

10.18#	Rallybio Corporation 2021 Cash Incentive Plan.

10.19#	Rallybio Corporation 2021 Employee Stock Purchase Plan.

10.20#	Amended and Restated Employment Agreement between Rallybio, LLC and Martin Mackay.

10.21#	Amended and Restated Employment Agreement between Rallybio, LLC and Stephen Uden.

10.22#	Amended and Restated Employment Agreement between Rallybio, LLC and Jeffrey M. Fryer.

10.23#	Form of Equity Adjustment Notice.

21*	List of Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP independent registered public accounting firm.

23.2	Consent of Ropes & Gray LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	Previously filed.

#	Indicates management contract or compensatory plan.

+	Portions of this exhibit (indicated by asterisks) have been redacted because they are both not material and the registrant customarily and actually treats such information as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Haven, Connecticut, on July 22, 2021.

RALLYBIO CORPORATION
By:	/s/ Martin W. Mackay
Martin W. Mackay, Ph.D. Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Martin W. Mackay Martin W. Mackay, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	July 22, 2021

/s/ Jeffrey M. Fryer Jeffrey M. Fryer, CPA	Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	July 22, 2021

* Helen M. Boudreau	Director	July 22, 2021

* Rob Hopfner, R.Ph., Ph.D.	Director	July 22, 2021

* Ronald M. Hunt	Director	July 22, 2021

* Lucian Iancovici, MD	Director	July 22, 2021

* Kush M. Parmar, MD, Ph.D.	Director	July 22, 2021

* Timothy M. Shannon, MD	Director	July 22, 2021

* Paula Soteropoulos	Director	July 22, 2021

*By:	/s/ Martin W. Mackay
Martin W. Mackay, Ph.D.
Attorney-in-fact